As filed with the Securities and Exchange Commission on August 7, 2017.

Registration No. 333-219184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Zealand Pharma A/S
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

The Kingdom of Denmark (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	NOT APPLICABLE (I.R.S. Employer Identification Number)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark
+45 88 77 36 00
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

CT Corporation Systems
111 Eighth Avenue, 13th Floor
New York, NY 10011
Telephone: (212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kristopher D. Brown Patrick Lyons Jonathan A. Schur Dechert LLP 1095 Avenue of the Americas New York, NY 10036 Telephone: (212) 698-3500 Facsimile: (212) 698-3599	Divakar Gupta Charles S. Kim Joshua A. Kaufman Cooley LLP The Grace Building 1114 Avenue of the Americas New York, NY 10036 Telephone: (212) 479-6000 Facsimile: (212) 479-6275

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging Growth Company    ☒

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)

Ordinary Shares, DKK 1 nominal value per share(3)	$86,250,000	$9,997

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rules 457(o) under the Securities Act of 1933, as amended. Includes the ordinary shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price. $9,997 was previously paid on July 6, 2017.

(3)
American Depositary Shares, or ADSs, issuable upon deposit of the shares registered hereby have been registered pursuant to a separate registration statement on Form F-6. Each ADS represents one (1) ordinary share.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any U.S. state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated August 7, 2017

3,900,000 American Depositary Shares
Representing 3,900,000 Shares

Zealand Pharma A/S

This is an initial public offering of 3,900,000 of American Depositary Shares, or ADSs representing 3,900,000 shares of Zealand Pharma A/S. All of the ADSs are being sold by us. Each ADS represents one ordinary share of Zealand Pharma A/S of nominal value Danish kroner, or DKK, 1.

Currently, our shares are traded on Nasdaq Copenhagen A/S, or Nasdaq Copenhagen, under the symbol "ZEAL." The closing price of our shares on Nasdaq Copenhagen on August 1, 2017 was DKK 121.50 per share, which equals a price of $19.30 per ADS based on the DKK/U.S. dollar exchange rate as of August 1, 2017. We have applied to list the ADSs on The NASDAQ Global Select Market, or NASDAQ, under the symbol "ZEAL."

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in the ADSs involves a high degree of risk. See "Risk Factors" on page 14 to read about factors you should consider before buying the ADSs.

None of the Securities and Exchange Commission, any U.S. state securities commission, the Danish Financial Supervisory Authority or any other foreign securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
We refer you to "Underwriting" section beginning on page 186 for additional information regarding total underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional 585,000 ADSs from us to cover over-allotments, at the same price per ADS as paid for the ADSs offered hereby, for 30 days after the date of this prospectus.

The underwriters expect to deliver the ADSs against payment through the facilities of The Depository Trust Company on                           , 2017.

Morgan Stanley	Goldman Sachs & Co. LLC
Guggenheim Securities	Needham & Company

                           , 2017

i

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications, research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause our future performance to differ materially from our assumptions and estimates. See "Special Note Regarding Forward-Looking Statements."

        This prospectus presents market and industry data and other information from, among others sources, IMS Health Information Service, or IMS Health. IMS Health and the publishers of other sources used in this prospectus have granted us permission to reference such data and information, and each expressly reserves all rights, including rights of copying, distribution and republication. Such data and information is based on the research, analysis and viewpoints of the publisher thereof and speaks as of its original publication dates and not as of the date of this prospectus.

        This prospectus includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but the absence of those references is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks and tradenames to the fullest extent under applicable law.

        Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell ADSs and seeking offers to purchase ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of ADSs.

        For investors outside the United States: Neither we nor any of the underwriters have taken any action to permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

        In accordance with applicable Danish law, we have prepared a Danish prospectus, or the Danish Prospectus. The Danish Prospectus will be made public on, or about, August 10, 2017. The Danish Prospectus is prepared for the sole purpose of satisfying applicable Danish securities legal and regulatory requirements in order to list the shares underlying the ADSs on Nasdaq Copenhagen. The Danish Prospectus may not be relied upon for any other purposes, including with respect to the offering of ADSs by us or any other person. Neither we, our management team, our board of directors, our employees, our advisors nor any other person accept any liability for any information contained (or not contained) in the Danish Prospectus or for any inconsistencies with the contents of this prospectus.

ii

 PRESENTATION OF FINANCIAL INFORMATION

        We maintain our books and records in Danish kroner and report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the consolidated financial statements in this prospectus were prepared in accordance with accounting principles generally accepted in the United States. Except with respect to U.S. dollar amounts presented as contractual terms or as otherwise indicated, all amounts that are presented in U.S. dollars herein have been translated from DKK solely for convenience at an assumed exchange rate of DKK 6.96 per $1.00, which was the rounded official exchange rate as of March 31, 2017, as reported by Danmarks Nationalbank. We use the symbol "$" to refer to the U.S. dollar and the symbol "€" to refer to the Euro herein.

PRESENTATION OF SHARE INFORMATION

        All references to "shares" in this prospectus refer to ordinary shares of Zealand Pharma A/S with a nominal value of DKK 1 per share.

iii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in the ADSs, you should read this entire prospectus carefully, including the sections of this prospectus entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements contained elsewhere in this prospectus. Unless the context otherwise requires, references in this prospectus to the "Company," "Zealand," "we," "us" and "our" refer to Zealand Pharma A/S and its subsidiaries.

Our Company

        We are a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Our portfolio includes two approved products for the treatment of type 2 diabetes: (i) lixisenatide, which has been approved by the U.S. Food and Drug Administration, or FDA, and is marketed in the United States under the brand name Adlyxin and which has been approved by the European Medicines Agency, or EMA, and by other regulatory authorities outside the United States where it is marketed under the brand name Lyxumia, and (ii) a combination of lixisenatide with Lantus, the brand name of insulin glargine developed by Sanofi S.A., or Sanofi, which has been approved by the FDA and is marketed in the United States under the brand name Soliqua100/33, and which has been approved by the EMA and launched in the Netherlands under the brand name Suliqua. Suliqua is expected to launch in certain other European countries beginning in the second half of 2017. Both Adlyxin / Lyxumia and Soliqua100/33 / Suliqua are marketed by Sanofi pursuant to a license agreement granting Sanofi commercialization rights over these products. See "Business—Material Contracts—Sanofi License Agreement for Lixisenatide."

        Lyxumia had global sales of €32.7 million ($37.3 million) in 2016. For the six months ended June 30, 2017, Adlyxin / Lyxumia had combined global sales of €13.9 million ($15.8 million) and Soliqua 100/33 / Suliqua had combined global sales of €9.1 million ($10.4 million).

        In addition to these currently approved and marketed products, we also have a pipeline of other product candidates in various stages of pre-clinical and clinical development, targeting gastrointestinal, metabolic and other specialty disease areas with significant unmet medical needs. In-house inventions are the basis of our portfolio, demonstrating our ability to discover and develop innovative peptide-based product candidates with favorable therapeutic profiles.

Our Focus on Peptide-Based Medicines

        We currently focus on gastrointestinal, metabolic and other specialty diseases where we believe that the present standard of care is inadequate and where we believe that we have the resources to advance our peptide-based product candidates into the later stages of clinical development, including registration and, potentially, commercialization, while opportunistically considering partnership relationships that may arise. In addition, we are looking to focus our efforts on drug candidates that may qualify for orphan / rare disease status. Our research and development, or R&D, organization is structured to enable dynamic collaboration across various functions and project teams at each stage of discovery and development, allowing us to advance promising opportunities quickly and take advantage of our extensive knowledge of peptide design and product development.

        We have a track record of successfully inventing and developing novel peptide-based product candidates. This success is based on our deep understanding of peptide chemistry and extensive experience in improving the therapeutic characteristics of naturally-occurring peptides by modifying and optimizing their structures. The modifications we make are designed to improve upon naturally occurring peptides so that their therapeutic benefit, duration of action, stability and/or convenience of use favorably compare to other treatment options.

        Peptides generally have a number of advantages as drug candidates that can provide specific therapeutic benefits, including: high selectivity with effects only on the intended target; lower risks of toxicity with limited, or no, off-target effects; high potency with strong effects even at low concentrations; favorable safety profiles (including fewer side effects) with minimal drug-to-drug interactions, tailored half-lives and binding affinity; and high regulatory approval rates, with approval rates of 20%, as compared to 10% for small molecule medications. Peptides are also smaller than proteins on a molecular level, which can offer potential advantages in terms of therapeutic administration.

        Our peptide chemistry and pharmaceutical development expertise is complemented by strong downstream development competencies, including a clinical development team with experience in quality assurance and in regulatory matters. We believe that we have the requisite in-house capabilities to advance product candidates in our selected disease areas from preclinical Investigational New Drug, or IND, enabling studies to late-stage clinical development, including registration.

Our Product Pipeline

        The chart below summarizes the development stage and status of our portfolio of product candidates:

Milestones in 2017 for our product candidates

Approved Products

Adlyxin / Lyxumia and Soliqua100/33 / Suliqua

        Our portfolio of approved medicines includes lixisenatide, which we have licensed to Sanofi. Lixisenatide is our first out-licensed product approved by both the FDA and the EMA. It is marketed by Sanofi for the treatment of adults with type 2 diabetes in 45 countries outside the United States under the brand name Lyxumia, and in the United States under the brand name Adlyxin. Type 2 diabetes is a disorder that is characterized by high blood glucose, or sugar, and caused by the insufficient production of insulin and/or an inability of the body to adequately respond to insulin. Adlyxin / Lyxumia is a once-daily glucagon-like peptide-1, or GLP-1, analog that we invented. It is a synthetic form of the naturally occurring GLP-1 found in the intestines that acts as a signaling hormone, stimulating the pancreas to produce more insulin. Adlyxin / Lyxumia has been observed in clinical trials to lower levels of hemoglobin A1c, or HbA1c (a measure of the three-month average blood glucose level), with a particular effect on meal-related, or prandial, glucose. Lyxumia, was first approved in Europe in 2013 to improve glycemic, or glucose level, control in adult type 2 diabetes patients and has now been approved in 61 countries. Adlyxin received FDA approval on July 27, 2016 and Sanofi is currently marketing Adlyxin in the United States. Lyxumia is approved outside the United States for use in combination with oral glucose-lowering diabetes medicines or basal, or long-acting, insulin when these treatments, together with diet and exercise, do not provide adequate glycemic control. Adlyxin is approved in the United States as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes mellitus.

        Sanofi has also developed a combination of lixisenatide and Lantus which received approval from the FDA on November 21, 2016 and from the EMA on January 17, 2017. One of these combinations is currently marketed in the United States by Sanofi under the brand name Soliqua100/33 and the other has been launched in the Netherlands under the brand name Suliqua. Suliqua is expected to be launched in certain other European countries beginning in the second half of 2017. Soliqua100/33 is marketed in a single pre-filled SoloSTAR pen for once-daily dosing covering 15 to 60 units of insulin glargine 100 units/mL and 5 to 20 mcg of lixisenatide. Suliqua is marketed in two pre-filled SoloSTAR pens providing different dosing options: a 10-40 SoloSTAR pre-filled pen will deliver 10 to 40 units of insulin glargine 100 units/mL in combination with 5 to 20 mcg of lixisenatide, whereas a 30-60 SoloSTAR pre-filled pen will deliver 30 to 60 units of insulin glargine 100 units/mL in combination with 10 to 20 micrograms of lixisenatide. SoloSTAR is the most frequently used disposable insulin injection pen platform in the world.

        Soliqua100/33 / Suliqua is one of the first combinations of a GLP-1 analog and basal insulin to treat type 2 diabetes to be approved for marketing and launched for sale in the United States and is one of only two products (the other being Novo Nordisk's Xultophy, which is a combination of its GLP-1 analog Victoza and basal insulin Tresiba) in this new product class. Soliqua 100/33 is approved in the United States as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes mellitus inadequately controlled on basal insulin (less than 60 units daily) or lixisenatide alone. Suliqua is authorized in Europe for use in combination with metformin to improve glycemic control when this has not been provided by metformin alone or metformin combined with another oral glucose lowering medicinal product or with basal insulin. Soliqua100/33 / Suliqua has been observed in clinical trials to result in benefits, as compared to treatments with either basal insulin or a GLP-1 analog alone.

        We are obligated to pay Alkermes plc, or Alkermes, 13% of all future milestone payments relating to Adlyxin / Lyxumia and Soliqua100/33 / Suliqua. Alkermes is the successor in interest to a termination agreement among each of us, Elan, and certain of Elan's subsidiaries that were all party to a now-terminated joint venture agreement relating to lixisenatide. In addition, we agreed to pay one of our employees who was involved in inventing lixisenatide a royalty of 0.5% on all such milestone and royalty payments. With respect to the remaining 86.5% of royalty revenue on Adlyxin/Lyxumia, we have instructed the licensee to pay this revenue directly into a collection account for the purpose of paying interest and principal on a $50 million royalty bond, which we refer to as the ZP SPV Notes, that we issued through a wholly owned subsidiary in December 2014. See "Business—Material Contracts—ZP SPV Notes (Royalty Bond)." No royalty payments on revenue that we expect to receive from Soliqua100/33 / Suliqua will be required to repay the ZP SPV Notes. The ZP SPV Notes initially required us to maintain a collateral reserve account securing our payment obligations thereunder, and that such collateral reserve account be funded by certain milestone payments related to both Adlyxin / Lyxumia and Soliqua100/33 / Suliqua. As of December 31, 2016, we had paid DKK 45.8 million ($6.5 million), or 86.5% from royalties received in 2015 and 2016 in respect of Lyxumia into a collection account to service the payments of principal and interest on the ZP SPV Notes. On March 15, 2017 we amended the ZP SPV Notes to provide for the redemption of $25 million of the ZP SPV Notes at premium of 103% of the notes being redeemed. The amendment to the ZP SPV Notes provides that, following such redemption, the remaining $25 million will be payable in full on March 15, 2021, subject to early redemption rights and conditions that ZP SPV holds as the issuer of the notes. Following our amendment of the ZP SPV Notes and the concurrent redemption, the remaining $26.2 million held as collateral for the ZP SPV Notes in the collateral reserve account was released to us. Additionally, on March 15, 2017, we issued a guarantee in favor of the trustee and the holders of the ZP SPV Notes, guaranteeing the payment and performance by the issuer of the ZP SPV

Notes of the secured obligations (as such term is defined in the indenture governing the ZP SPV Notes) thereunder.

Product Candidates

Out-Licensed Product Candidates

        In addition to our approved products that we have out licensed to Sanofi, we have out licensed certain of our product candidates to Boehringer Ingelheim International GmbH, or BI. We have out licensed two peptide programs to BI that have been advanced into preclinical development: a once-weekly novel dual glucagon/GLP-1 receptor agonist product candidate for the treatment of diabetes and/or obesity and amylin, a novel long-acting analog for the treatment of obesity and diabetes. The lead product candidates for each collaboration were selected in February 2016 and October 2015, respectively. In the second half of 2016, BI confirmed its intention to bring both product candidates into Phase 1 clinical testing in 2017.

        Through March 31, 2017, we received an aggregate of DKK 1.5 billion ($215.5 million) in license, cost reimbursement, milestone and royalty payments from our partners over the life of our collaborations. We intend to invest substantially all of the future milestone and royalty payments that we expect to receive from our current collaborations, other than those paid to third parties, used to service our ZP SPV Notes or for general corporate purposes, into further growing and advancing our internal pipeline of novel investigational product candidates.

Our Internal Product Candidates

        Our internal pipeline includes three product candidates in clinical development: glepaglutide*, which is being developed to treat short bowel syndrome, or SBS; dasiglucagon, formulated for use in a single-dose, ready-to-use disposable injection pen, which is being developed as a rescue treatment for severe hypoglycemia or "insulin shock"; and dasiglucagon, formulated for use in multiple-dose administrations, which is being developed for use in new treatment concepts for insulin-dependent diabetes patients, such as a dual-hormone artificial pancreas system for improved hypoglycemia control and better diabetes management, and for use with a single-hormone pump for the treatment of congenital hyperinsulinism, or CHI.

*
Glepaglutide / dasiglucagon are proposed International Non-proprietary Names (pINN)

  Glepaglutide

        In September 2015, we advanced glepaglutide, a novel long-acting GLP-2 analog, into Phase 2 clinical development. Like GLP-1, GLP-2 is a signaling hormone secreted upon nutrient intake that stimulates intestinal growth. In pre-clinical trials, glepaglutide has shown a long half-life and differentiated stability in a liquid formulation, as compared to native GLP-2, which we believe can be used in the development of a product candidate that better meets patient needs, including by providing an easy-to-use option for the treatment of SBS. Current treatment options for SBS are limited to: eating small, but highly frequent, meals to put less stress on the shortened bowel; parenteral, or intravenous, support nutrition through a central catheter for up to 16 hours per day; and teduglutide (marketed by Shire plc as Gattex), a GLP-2 analog available only as a lyophilized powder, requiring a multi-step reconstitution process before injection, which can make it difficult for patients to administer.

        In February 2016, we began dosing glepaglutide to patients with SBS in a Phase 2 proof-of-concept clinical trial. The last subject was dosed in January 2017. In June 2017, top-line results of this Phase 2 trial were released. In the Phase 2 trial, glepaglutide met the primary endpoint of reducing fecal wet weight output in patients with SBS. For the mid-dose and high-dose formulations of glepaglutide tested, the reductions in fecal wet weight output were 23% and 30%, respectively. Increases in fluid and energy absorption were also observed.

        We submitted an IND to the FDA in July of 2017 in connection with a proposed pharmacokinetic trial, or a trial that studies characteristic interactions of a drug and the body, to evaluate the potential for reducing the glepaglutide dosing from once daily to once weekly.

        We are obligated to pay 0.5% of all future milestone and royalty payments relating to glepaglutide to one of our employees who was involved in inventing glepaglutide.

  Dasiglucagon

        We are also developing dasiglucagon, a novel analog of human glucagon, a hormone that increases the level of blood glucose in the body. In pre-clinical trials, dasiglucagon has shown a favorable stability and solubility profile in a liquid formulation, as compared to native glucagon, and is being investigated for use as a rescue treatment for severe hypoglycemia, in a dual-hormone artificial pancreas system for insulin-dependent diabetes patients, and in a single-hormone pump for subcutaneous infusion as a treatment for CHI. We are currently exploring two different formulations for these opportunities in parallel:

  •
  A single-dose rescue treatment for acute, severe hypoglycemia or "insulin shock" to be made available in a single-dose, ready-to-use disposable injection pen, which would provide diabetes patients, relatives and caregivers with a treatment option that is more convenient and faster to use than existing treatment alternatives. In August 2016, top line results were reported from our Phase 2 clinical trial of this formulation. Further results from the Phase 2 trial were presented during a poster session at the 77th Congress of the American Diabetes Association in June 2017 and the full results are expected to be published in 2017. In the Phase 2 trial, it was observed that all subjects treated with one of the three highest doses of dasiglucagon or with the approved glucagon product achieved a blood glucose concentration of >70 milligrams per deciliter, or mg/dL, within 30 minutes of dosing. In the same dose groups, time to plasma glucose increases of >20mg/dL was observed to be similar for dasiglucagon and an approved glucagon, with a median time of 9-10 minutes. Patient enrollment for a Phase 3 clinical trial evaluating the immunogenicity of repeated single doses of dasiglucagon was initiated in late June 2017 and initiation of an additional Phase 3 clinical trial is planned before the end of 2017. We believe the market potential for this treatment to be attractive as, at present, glucagon is only available as a lyophilized powder in a vial requiring reconstitution before injection, making it difficult for patients and caretakers to administer.

  •
  A multiple-dose version intended for use in a dual-hormone artificial pancreas system for insulin-dependent diabetes patients and use in a single-hormone pump for subcutaneous infusion for the treatment of CHI.

    Third party clinical studies have demonstrated that adding a glucagon component to an artificial pancreas system (insulin pump) significantly limits the risk of hypoglycemia, while ensuring better glucose management for patients with type 1 diabetes. We initiated a collaboration with Beta Bionics, Inc., or Beta Bionics, a medical device company, to investigate the use of our multiple-dose version of dasiglucagon with Beta Bionics' iLet investigational bionic pancreas platform technology in June 2016, and formalized our collaboration with Beta Bionics in a February 2017 co-development agreement. iLet is a dual-hormone pocket-sized wearable medical device that Beta Bionics believes will be able to autonomously manage blood sugar levels in diabetes patients. We have submitted an IND for this use of dasiglucagon to the FDA. We retain all proprietary rights to dasiglucagon under this collaboration arrangement. In December 2016, we initiated a Phase 2a clinical trial in adult patients with type 1 diabetes to test the safety, tolerability and efficacy in improving glycemic control of dasiglucagon as compared to a recombinant glucagon marketed by Eli Lilly, when administered by a test-version of the iLet bionic pancreas in which an iPhone is used to control dosing using an algorithm developed by Beta Bionics for use in the iLet bionic pancreas. The test conditions were chosen to optimize the opportunity to evaluate the ability of dasiglucagon

    (and comparator) to maintain blood glucose in the desired target glycemic range. Results from this single-center, open-label randomized cross-over trial were reported in June 2017. The trial provided evidence that dasiglucagon was able to maintain blood glucose in the target glycemic range in a manner comparable to human recombinant glucagon when administered automatically via the iLet controlled pump system. We also initiated, in December 2016, a Phase 2a clinical trial in adult type 1 diabetes patients treated with continuous subcutaneous insulin infusion, or insulin pumps, to assess pharmaconkinetic responses after micro-doses of dasiglucagon under euglycemic and hypoglycemic conditions and compared to a recombinant glucagon marketed by Eli Lilly. Results from this trial, in which dasiglucagon was observed to provide clinically relevant increases in blood glucose under both euglycemic and hypoglycemic settings, were released in May 2017. Observed adverse events were, in the judgment of our medical staff and consultants, of a nature and number expected in this patient population and product class. None were categorized as serious adverse events.

    In June 2017, we obtained orphan medicinal product designation from the European Commission for the use of our multiple-dose formulation of dasiglucagon for the treatment of CHI. In July 2017, we also submitted rare pediatric disease and orphan drug designation applications to the FDA for the treatment of CHI. We expect a decision to be made on these applications in the second half of 2017. Newborns with CHI have persistent episodes of hypoglycemia and are at risk of developing brain damage and many will have to undergo major pancreatic surgery to prevent the hypoglycemic episodes. Third party studies have demonstrated the potential of preventing persistent hypoglycemia in CHI by treatment with lyophilized glucagon reconstituted daily. Dasiglucagon could offer an attractive alternative to the current standard of care with its potential to be infused subcutaneously via a pump. We believe that the clinical trials conducted for our dual-hormone artificial pancreas program provide support for initiating clinical trials in newborns with CHI.

Our Intellectual Property

        Our intellectual property, or IP, portfolio primarily includes patents and patent applications, trademarks and trade secrets. As our business and technology has matured, our internal organization, with the support of experienced external professionals, has sought to manage our IP in line with our overall strategy, and has built a significant patent portfolio directed at the various products we have invented and technologies we employ. Since our incorporation, we have filed patent applications in numerous patent families to cover proprietary technologies, potential products of interest and related methods, such as methods of use. We describe in more detail below the patent families covering our key product candidates.

        We own two patent families covering lixisenatide, including 66 non-US patents in 34 non-US jurisdictions all licensed exclusively to Sanofi. We own two patent families covering two related proprietary GLP-2 analogs, glepaglutide and elsiglutide or backup candidates. These two patent families include 74 non-US patents in 51 non-US jurisdictions and 17 pending patent applications in 9 jurisdictions. Although the disclosures of one of these two patent families encompass both elsiglutide and glepaglutide, it has been possible to claim the subject matter relating to elsiglutide and glepaglutide in separate patents in the United States. For our internal compound dasiglucagon, a glucagon analog that has a favorable stability profile, we own one patent family including 25 pending non-US patent applications in 24 non-US jurisdictions.

Our Leadership

        Our senior management team and international board of directors possess significant global and diversified expertise in medicinal discovery, pharmaceutical development, clinical design and product advancement, as well as market access and commercialization. Members of our management team have experience advancing medicinal products from discovery stage through to market and have an average of 14 years of experience in the life sciences industry.

Our Competitive Strengths

  •
  Expected near-term royalty and milestone payments from our out-licensed portfolio of treatments and peptide-based product candidates.

  •
  The opportunity to advance and broaden our internal pipeline of novel investigational treatments funded by our expected future milestone and royalty payments.

  •
  Expertise in the invention and development of peptide-based product candidates, coupled with a track record of pharmaceutical development and clinical achievement, for peptide-based medicines.

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  An experienced management team and board of directors with global and broad-based scientific, medical and commercial expertise, as well as an agile and efficient organizational structure.

Our Growth Strategies

  •
  Focus on orphan and specialty diseases, including gastrointestinal and metabolic therapeutic areas, which offer the opportunity to progress through clinical development and registration.

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  Maintain our expertise in advancing products through clinical development and registration while developing our internal commercialization skills.

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  Accelerate growth through strategic collaborations, in-licensing opportunities and acquisition opportunities in specialty and orphan/rare disease areas where we can apply our in-house peptide expertise and development capabilities.

Risks Associated with Our Business

        Our ability to implement our business strategy is subject to numerous risks and uncertainties. As a biotechnology company, we face many risks inherent in our business and our industry generally. You should carefully consider all of the information set forth in this prospectus and, in particular, the information in the section entitled "Risk Factors," prior to making an investment in our ADSs. These risks include, among others, the following:

  •
  We incurred net losses in recent periods and may continue to do so. In the fiscal year ended December 31, 2016, our net losses were DKK 153.9 million ($22.1 million). In the three months ended March 31, 2017, our net losses were DKK 26.3 million ($3.8 million).

  •
  The regulatory approval processes of the FDA, the EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we or our collaboration partners are ultimately unable to obtain regulatory approval for our internal or out-licensed product candidates, our business could be substantially harmed.

  •
  For certain product candidates and clinical development programs, we depend on collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and market and sell our product candidates. We are heavily dependent on our collaboration with Sanofi.

  •
  In order to complete the clinical trials described in this prospectus, we may need to raise additional funding, which may not be available on acceptable terms, or at all, and failure to obtain this capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

  •
  We may not be successful in executing our business strategy to use cash flows from our approved out-licensed products and product candidates to expand our novel, internal target discovery platform to build a pipeline of product candidates for a multiplicity of reasons.

  •
  We are dependent on the successful commercialization of Adlyxin and Soliqua100/33 in the United States, Lyxumia outside the United States and Suliqua in the EU and the clinical success of our internal product candidates, including glepaglutide and dasiglucagon.

  •
  Our product candidates will need to undergo clinical trials that are time consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA, the EMA and any other comparable regulatory authority, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of these product candidates.

  •
  We face substantial competition from companies with considerably more resources and experience than we have, which may result in others discovering, developing, receiving approval for or commercializing products before or more successfully than us.

  •
  Our ability to compete may decline if we or our collaboration partners are unable to or do not adequately protect IP rights on our product candidates or future product candidates.

  •
  Material weaknesses have been identified in our internal control over financial reporting, and if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results in a timely manner or prevent fraud.

Corporate Information

        We were incorporated on April 1, 1997 as a private limited liability company (Anpartsselskab, or ApS) under Danish law and originally under the name ApS KBUS 8 NR. 4581. We are registered with the Danish Business Authority (Erhvervsstyrelsen) in Copenhagen, Denmark under registration number (CVR) no. 20045078. We changed our name to Peptide Probe Technologies ApS on August 22, 1997 and to Zealand Pharmaceuticals ApS on December 2, 1998. On December 22, 1998, we converted to a public limited liability company (Aktieselskab, or A/S) and changed our name to Zealand Pharmaceuticals A/S. On May 7, 2002, we changed our name to Zealand Pharma A/S. We were publicly listed on Nasdaq Copenhagen in November 2010.

        Our headquarters and registered office, where all our activities, including R&D, are currently conducted, is located at Smedeland 36, 2600 Glostrup, Denmark, and our telephone number is +45 88 77 36 00. Our website address is www.zealandpharma.com. The information on, or that can be accessed through, our website is not part of and should not be incorporated by reference into this prospectus. We have included our website address as an inactive textual reference only.

Implications of Being an "Emerging Growth Company" and a Foreign Private Issuer

        As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

  •
  a requirement to include only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure; and

  •
  an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.

        We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company as of the end of any fiscal year following the fifth anniversary of our initial public offering or if, prior to that date, we have more than $1.07 billion in annual revenue or more than $700 million in market value of the equity securities held by non-affiliates as of the end of our second fiscal quarter, or on the date that we have issued more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of shares and ADSs may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We currently prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB, which does not have separate provisions for publicly traded and private companies. However, in the event that we convert to accounting principles generally accepted in the United States (which we do not currently intend to do) while we remain an emerging growth company, we have irrevocably elected to opt out of such extended transition period.

        Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

        Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Even if we no longer qualify as an emerging growth company, so long as we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

The Offering

American Depositary Shares (ADSs) offered by us	3,900,000 ADSs, representing 3,900,000 shares
Shares (including shares underlying the ADSs) to be outstanding immediately after this offering	30,087,402 shares
Option to purchase additional ADSs

In addition, we have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to 585,000 additional ADSs representing 585,000 shares to cover over-allotments.

ADSs

Each ADS represents one (1) ordinary share. As an ADS holder, you will not be treated as one of our shareholders, you will not have shareholder rights and you may not be able to exercise your right to vote the shares underlying your ADSs. You will have the contractual rights of an ADS holder, as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. ADS holders may only exercise voting rights with respect to the shares underlying the ADSs in accordance with the provisions of the deposit agreement, which will provide that a holder may vote the shares underlying any ADSs for any particular matter to be voted on by our shareholders either by withdrawing the shares underlying the ADSs or, to the extent permitted by applicable law and as permitted by the depositary, by requesting a temporary registration as shareholder and authorizing the depositary to act as proxy. To better understand the terms of the ADSs, see the sections of this prospectus entitled "Description of American Depositary Shares" and "Risk Factors—Risks Related to this Offering." We encourage you to read the deposit agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary	The Bank of New York Mellon

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $65.2 million, or approximately $75.7 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting the underwriting commission and estimated offering expenses payable by us, based on an assumed initial public offering price of $19.30 per ADS, the U.S. dollar equivalent of the closing price of our shares on Nasdaq Copenhagen on August 1, 2017 of DKK 121.50, at the DKK/U.S. dollar exchange rate of 6.30 as of August 1, 2017. We intend to use the net proceeds from this offering, together with our existing cash resources for the following purposes: (i) to fund clinical trials and registration of glepaglutide as a treatment for SBS; (ii) to fund clinical trials and registration of dasiglucagon as single-dose rescue treatment for acute, severe hypoglycemia or "insulin shock"; (iii) to fund our clinical trials of dasiglucagon as a multiple-dose version for use in a dual-hormone artificial pancreas system for improved hypoglycemia control and better diabetes management; (iv) to fund clinical trials of dasiglucagon as a multiple-dose version for use in a single-hormone pump for the treatment of congenital hyperinsulinism; and (v) to advance in-house, as well as in-licensed, research projects into preclinical and clinical development, to fund working capital and for general corporate purposes, which may include funding for new research and development activities, the hiring of additional personnel, capital expenditures and the costs of operating as a public company.

See "Use of Proceeds" for a more complete description of the intended use of proceeds from this offering.
Dividend policy	We have never paid or declared any cash dividends on our shares, and we do not anticipate paying any cash dividends on our shares in the foreseeable future. See "Dividend Policy."
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in the ADSs.
Listing	We have applied to have the ADSs listed on The NASDAQ Global Select Market, or NASDAQ, under the symbol "ZEAL."

        The number of shares to be outstanding after this offering is based on 26,187,402 shares outstanding as of June 30, 2017 and excludes up to 2,115,668 shares that may be issued upon the exercise of outstanding warrants at a weighted average exercise price of DKK 118.3 per share. In addition, our board of directors is authorized to grant up to 2,750,000 warrants under the 2015 employee incentive program through April 21, 2020, of which 1,293,674 had not yet been granted as of June 30, 2017. Unless otherwise indicated, the number of shares described assumes no exercise of the underwriters' option to purchase up to 585,000 additional ADSs and does not account for shares available for issuance under outstanding equity incentive programs.

Summary Consolidated Financial Data

        The following tables present summary consolidated financial data for our business. We derived the summary consolidated income statement data for the years ended December 31, 2016 and 2015 from our audited consolidated financial statements, which have been restated as discussed in Note 1 of such consolidated financial statements, included elsewhere in this prospectus. We derived the summary consolidated income statement data for the three months ended March 31, 2017 and 2016 and the summary consolidated statement of financial position data as of March 31, 2017 from our unaudited condensed consolidated interim financial statements, which have been restated as discussed in Note 1 of such unaudited condensed consolidated interim financial statements, included elsewhere in this prospectus. The pro forma data included in the summary consolidated statement of financial position data is unaudited. We maintain our books and records in DKK and prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions "Capitalization," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results.

Consolidated Income Statement Data

	Year Ended December 31,			Three Months ended March 31,
(in millions, except per share data)	2016	2016	2015(1)	2017	2017	2016(1)
	$(2)	DKK	DKK	$(2)	DKK	DKK
Revenue	33.7	234.8	187.7	11.1	77.6	6.7
Royalty expenses	(4.5)	(31.5)	(22.3)	(1.5)	(10.5)	(0.9)
Research and development expenses	(38.5)	(268.2)	(217.7)	(8.7)	(60.7)	(63.7)
Administrative expenses	(7.5)	(52.5)	(41.8)	(1.4)	(9.9)	(7.5)
Other operating income	0.2	1.7	12.8	—	0.1	0.9

Operating loss	(16.6)	(115.7)	(81.3)	(0.5)	(3.3)	(64.5)
Financial income	0.1	0.6	3.9	0.1	0.8	0.8
Financial expenses	(6.4)	(44.4)	(42.4)	(3.6)	(25.2)	(15.2)

Loss before tax	(22.9)	(159.4)	(119.8)	(4.0)	(27.7)	(78.9)
Income tax benefit	0.8	5.5	5.9	0.2	1.4	1.1

Net loss for the period	(22.1)	(153.9)	(114.0)	(3.8)	(26.3)	(77.8)

Loss per share
Basic loss per share	(0.9)	(6.33)	(4.94)	(0.15)	(1.03)	(3.27)
Diluted loss per share	(0.9)	(6.33)	(4.94)	(0.15)	(1.03)	(3.27)

(1)
Our financial statements for the year ended December 31, 2015 and for the three months ended March 31, 2016 have been restated for the correction of certain misstatements. See Note 1 to our consolidated financial statements and Note 1 to our unaudited condensed consolidated interim financial statements.

(2)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.96 per $1.00, which was the rounded official exchange rate of such currencies as of March 31, 2017.

        The following table presents summary unaudited consolidated statement of financial position data as of March 31, 2017 on an actual basis; and on a pro forma basis to give effect to the issuance of 3,900,000 ADSs, representing 3,900,000 shares, in this offering at an assumed initial public offering price of $19.30 per ADS, the U.S. dollar equivalent of the closing price of our shares on Nasdaq Copenhagen on August 1, 2017 of DKK 121.50, at the DKK/U.S. dollar exchange rate of 6.30 as of August 1, 2017 and an

ADS-to-share ratio of 1:1, after deducting the underwriting commission and estimated offering expenses payable by us (excluding the potential exercise by the underwriter of their over-allotment option).

Consolidated Statement of Financial Position Data:

	As of March 31, 2017
(in millions)	Actual		Pro forma
	$(1)	DKK	$	DKK
Cash and cash equivalents	59.0	410.3	118.1	821.8
Restricted cash	1.0	6.7	1.0	6.7
Total assets	68.1	474.2	127.3	885.7
Share premium	207.2	1,442.1	265.9	1,849.7
Retained (losses)	(174.6)	(1,215.5)	(174.7)	(1,215.5)
Total equity	36.3	252.7	95.5	664.2
Non-current liabilities	18.2	126.5	18.2	126.5
Current liabilities	13.6	95.0	13.7	95.0
Total equity and liabilities	68.1	474.2	127.3	885.7

(1)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.96 per $1.00, which was the rounded official exchange rate of such currencies as of March 31, 2017.

RISK FACTORS

        Investing in the ADSs involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding whether to invest in the ADSs. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of the ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have incurred net losses in recent periods and may continue to do so.

        We recognized net losses of DKK 153.9 million ($22.1 million) in 2016 and DKK 114.0 million in 2015. In the three months ended March 31, 2017, we recognized a net loss of DKK 26.3 million. These losses are primarily the result of our internal and external research expenditures and development costs for conducting preclinical studies and clinical trials in respect of our internal product portfolio. Our ability to generate revenue from our internal product portfolio depends on our ability to successfully develop and commercialize our product candidates and to obtain the regulatory and marketing approvals necessary to commercialize one or more of our product candidates.

        In 2015, 2016 and the three months ended March 31, 2017, we generated revenue from milestone payments for our out-licensed products and royalty payments in respect of global net sales of lixisenatide, which is out-licensed to and marketed by Sanofi S.A., or Sanofi, both as a stand-alone therapy under the brand names Adlyxin in the United States and Lyxumia in the EU and in various other jurisdictions and as a combination therapy with Lantus under the brand names Soliqua100/33 in the United States and Suliqua in the EU. Our ability to generate revenue from out-licensing certain of our product candidates depends on the ability of our collaboration partners to successfully commercialize, complete the development of and obtain the regulatory and marketing approvals for our out-licensed product candidates.

        Our ability and our collaboration partners' ability to generate future revenue from product sales or pursuant to milestone payments depend heavily on many factors, including, but not limited to:

  •
  completing research activities and preclinical and clinical development of our out-licensed and internal product candidates;

  •
  continuing sales of Adlyxin / Lyxumia and Soliqua100/33 / Suliqua and our ability to realize royalty revenue therefrom;

  •
  on our own, or together with our strategic collaboration partners, obtaining regulatory approvals for our product candidates;

  •
  negotiating favorable terms of and entering into further collaboration, licensing or other arrangements;

  •
  the ability of our collaboration partners to successfully commercialize or our ability to commercialize or co-promote our product candidates;

  •
  obtaining market acceptance of our product candidates, if approved;

  •
  addressing any competing technological or market developments;

  •
  identifying, assessing, acquiring, in-licensing or developing new product candidates;

  •
  maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how, and our ability to develop, manufacture and commercialize our product candidates and products without infringing the intellectual property rights of others; and

  •
  attracting, hiring, and retaining qualified personnel.

        In cases where we, or our collaboration partners, are successful in obtaining regulatory approvals to market one or more of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which regulatory approval is granted, the price or prices at which we or our collaboration partners are able to sell such products and our ability to get paid or reimbursed for such products. If the number of individuals suitable for our product candidates is not as significant as we estimate, the indications approved by regulatory authorities are narrower than we expect, or the reasonably accepted population for treatment is narrowed by competition, physician choice or applicable guidelines, we may not generate significant revenue from the sale of such products, even if approved. Our failure to generate revenue from sales of one or more of our product candidates or pursuant to license or milestone payments or if the level of revenue generated therefrom is lower than our or the market's expectations, could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

        We expect our expenses to continue to increase and that we will to continue to incur losses as we further develop our internal product portfolio. In particular, we anticipate that our expenses and losses will increase substantially if and as we:

  •
  continue the preclinical and clinical development of our internal product candidates;

  •
  expand the scope of or otherwise materially modify our current clinical trials for our internal product candidates;

  •
  begin new clinical trials for our internal product candidates;

  •
  develop our commercial manufacturing capabilities for our internal product candidates;

  •
  seek regulatory and marketing approvals for any internal product candidates that successfully complete clinical trials;

  •
  establish a sales, marketing and distribution infrastructure to commercialize any drugs for which we may obtain marketing approval and for which we have not entered into a collaboration with a third party;

  •
  seek to identify and validate additional product candidates;

  •
  acquire or in-license product candidates and technologies;

  •
  maintain, protect and expand our intellectual property portfolio;

  •
  attract new and retain existing skilled personnel; and

  •
  create additional infrastructure to support our operations as a U.S. public company.

        The net losses we incur may fluctuate significantly from year to year, such that a year-to-year comparison of our results of operations may not be a good indication of our future performance. In any particular period or periods, our operating results could be below the expectations of securities analysts or investors, which could cause the price of the ADSs to decline.

We are heavily dependent on our collaboration with Sanofi.

        We have entered into a number of agreements for the out-licensing of certain products and product candidates and rely on our collaboration partners to develop and commercialize those product candidates. In particular, we entered into our global license agreement with Sanofi-Aventis Deutschland GmbH, a wholly-owned subsidiary of Sanofi, or the Sanofi License Agreement, which grants Sanofi the exclusive worldwide rights to develop, manufacture, commercialize and market lixisenatide, both as a stand-alone and combination therapy. To date, the majority of our revenue has been derived from milestone payments made by Sanofi, as well royalty payments from Sanofi in respect of sales of our approved product Adlyxin in the United States and Lyxumia outside the United States. We expect to continue to be highly dependent on the Sanofi License Agreement for revenue in the foreseeable future. In December 2016, Sanofi announced its plan to cut its diabetes and cardiovascular salesforce by 20% in the United States as a result of increased pricing pressure and competition within this sector. This decision, or if Sanofi were to further change its priorities, either in the United States or around the world, could cause Sanofi to reallocate resources relating to Lyxumia / Adlyxin and Soliqua100/33 / Suliqua, terminate its relationship with us, fail to make payments as and when due under the Sanofi License Agreement or fail to devote sufficient time and resources or slow down or change schedules or strategies for the development, commercialization and marketing of Lyxumia / Adlyxin and Soliqua100/33 / Suliqua, could have a material adverse effect on our business, financial position, results of operations and future growth prospects. Sanofi has initiated co-pay programs for Soliqua100/33 and Adlyxin in the United States, the effect of which will be to reduce reported net sales on which our royalties are calculated for so long as the programs are in place.

The regulatory approval processes of the FDA, the EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we or our collaboration partners are ultimately unable to obtain regulatory approval for our internal or out-licensed product candidates, our business could be substantially harmed.

        The time required to obtain approval by the FDA, the EMA and other comparable regulatory authorities is unpredictable, but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and varies among jurisdictions. While products that we have out licensed to Sanofi have received regulatory approval, we have not obtained regulatory approval in the United States for any product candidate for which we retain full development, commercialization and marketing control, and it is possible that none of our existing product candidates or any product candidates that we may seek to develop in the future will ever obtain regulatory approval.

        Our product candidates could fail to receive regulatory approval for many reasons, including, but not limited to, the following:

  •
  the FDA, the EMA or other comparable regulatory authorities may disagree with the design or implementation of our clinical trials;

  •
  we or our collaboration partners may be unable to demonstrate to the satisfaction of the FDA, the EMA or other comparable regulatory authorities that a product candidate is safe and effective for its proposed indications;

  •
  we or our collaboration partners may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;

  •
  the FDA, the EMA or other comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

  •
  the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application, or NDA, supplemental NDA or other submission or to obtain regulatory approval in the United States, Europe or elsewhere;

  •
  the FDA, the EMA or any other comparable regulatory authority may fail to approve the labeled conditions for use that we or our collaboration partners propose for a product candidate;

  •
  the FDA, the EMA or other comparable regulatory authorities may fail to approve the manufacturing processes or facilities of any third party manufacturers with which we may contract for clinical and commercial supplies or such processes or facilities may not pass a preapproval inspection; and

  •
  the approval policies or regulations of the FDA, the EMA or other comparable regulatory authorities may change or differ significantly from one another in a manner rendering our clinical data insufficient for approval.

        This lengthy approval process, as well as the unpredictability of ongoing clinical trial results, may result in our or our collaboration partners' failure to obtain regulatory approval to market our product candidates, which would harm our business, financial position, results of operations and future growth prospects significantly. In addition, even if we or our collaboration partners were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than requested, may grant approval contingent on the performance of costly post-marketing clinical trials or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In certain jurisdictions, regulatory authorities may not approve the price we or our collaboration partners intend to charge for our products. Any of the foregoing scenarios could materially harm the commercial prospects of our product candidates.

For certain marketed products, product candidates and clinical development programs, we depend on collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and market and sell our product candidates. If such collaboration partners fail to perform as expected, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be significantly harmed.

        For certain marketed products, product candidates and clinical development programs, we do, and may in the future continue to, rely on our collaboration partners to develop, conduct clinical trials of, and commercialize our product candidates and approved products. We have existing collaborations with Sanofi and Boehringer Ingelheim GmbH, or BI, and, collectively with Sanofi, our Licensees. We may also enter into collaboration agreements with other parties in the future relating to product candidates. Ultimately, if such out-licensed product candidates are advanced through clinical trials and receive marketing approval from the EMA (as was the case for Lyxumia and Suliqua), the FDA (as was the case for Adlyxin and Soliqua100/33) or similar regulatory authorities, certain of our collaboration partners will be responsible for commercialization of these out-licensed products. The potential for us to obtain future development milestone payments and, ultimately, generate revenue from royalties on sales of such out-licensed products depends on the successful development, regulatory approval, marketing and commercialization by our collaboration partners. If our collaboration partners do not perform in the manner we expect or fail to fulfill their responsibilities in a timely manner or at all, if our agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to our out-licensed product candidates could be delayed or terminated, and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such product candidates. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate; we would likely be required to seek additional financing to fund further development or identify alternative strategic collaboration partners; our potential to generate future revenue from royalties and milestone payments from such product candidates would be significantly reduced or delayed; and it could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

        Collaborations involving our out-licensed product candidates pose a number of risks, including the following:

  •
  collaboration partners have significant discretion in determining the efforts and resources that they will apply to these partnerships;

  •
  collaboration partners may not perform their obligations as expected;

  •
  collaboration partners may not pursue development and commercialization of our out-licensed product candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in the collaboration partners' strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

  •
  collaboration partners may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

  •
  collaboration partners may have or could independently develop, or develop with third parties, products that compete directly or indirectly with our out-licensed product candidates;

  •
  disagreements with collaboration partners, including disagreements over proprietary rights, contract interpretation or the conduct of product research, development or commercialization programs, may cause delays or lead to termination of such programs, or require us to assume unplanned expenditures, responsibilities or liabilities with respect to product candidates we have out licensed, or may result in costly and time consuming litigation or arbitration;

  •
  collaboration partners may infringe the intellectual property rights of third parties, which may result in costly and time consuming litigation or arbitration in which we may be involved, as a party or in support of our collaboration partners;

  •
  collaboration partners with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

  •
  collaboration partners with marketing and distribution rights may incur costs that have the effect of reducing the base on which royalties are calculated;

  •
  collaboration partners may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

  •
  collaboration agreements may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

        In addition, certain collaboration agreements provide our collaboration partners with rights to terminate such agreements and licenses granted under such agreements under various conditions, which, if exercised, would adversely affect our product development efforts, could make it difficult for us to attract new collaboration partners and may adversely affect our reputation. Our collaboration partners may have the right to terminate their respective collaboration agreements with us. For example, under the Sanofi License Agreement, pursuant to which Sanofi is responsible for all commercialization activities in respect of the licensed products thereunder and is required to pay royalties and milestone payments upon the occurrence of certain events, Sanofi has the right to terminate the Sanofi License Agreement in its sole discretion at any time upon 90 days' prior written notice. Any such termination of the Sanofi License Agreement or other agreements with our collaboration partners could have a material adverse effect on our business, financial position and results of operations.

        The timing and amount of any milestone and royalty payments we may receive under our agreements with our collaboration partners will depend on, among other things, the efforts, allocation of resources, and successful development and commercialization of our product candidates. We cannot be certain that any of the development and regulatory milestones will be achieved or that we will receive any future milestone payments under these agreements. In addition, in certain circumstances we may believe that we have achieved a particular milestone and the applicable collaboration partner may disagree with our belief. In that case, receipt of that milestone payment may be delayed or may never be received, which may require us to adjust our operating plans.

We issued a bond in December 2014, which reduces our ability to use royalty payments received under the Sanofi License Agreement for other purposes.

        On December 12, 2014, we raised $50 million through the issuance of a non-dilutive, limited-recourse royalty bond, or the ZP SPV Notes, which is secured by 86.5% of the annual royalty payments received under the Sanofi License Agreement for lixisenatide. The ZP SPV Notes bear interest at a fixed rate of 9.375% per annum. Pursuant to the terms of the ZP SPV Notes, repayment of amounts due will come from royalty payments received in respect of Adlyxin / Lyxumia with no recourse to future royalty revenue on other out-licensed product candidates, including Soliqua100/33 / Suliqua. The ZP SPV Notes include customary events of default, including failure to pay principal and interest on the ZP SPV Notes, a failure of our wholly owned subsidiary, ZP SPV 1 K/S, or ZP SPV, or our wholly owned subsidiary, ZP Holding SPV K/S, or ZP Holding, to pay material judgments or indebtedness, our failure to comply with covenants, ZP SPV or ZP Holding, a failure to maintain a first priority security interest in the collateral, a change of control with respect to ZP SPV or ZP Holding, and bankruptcy and insolvency events. The ZP SPV Notes initially required us to maintain a collateral reserve account securing our payment obligations thereunder, and that such collateral reserve account be funded by certain milestone payments related to both Adlyxin / Lyxumia and Soliqua100/33 / Suliqua. As of December 31, 2016 we had paid DKK 45.8 million ($6.5 million), or 86.5% from royalties received in 2016 in respect of Adlyxin / Lyxumia into a collection account for the purpose of paying interest and principal on the ZP SPV Notes. On March 15, 2017, we amended the ZP SPV Notes to provide for the redemption of $25 million of the ZP SPV Notes at premium of 103% of the notes being redeemed. The amendment to the ZP SPV Notes provides that, following such redemption, the remaining $25 million will be payable in full on March 15, 2021, subject to early redemption rights and conditions that ZP SPV holds as the issuer of the notes. Following our amendment of the ZP SPV Notes and the concurrent redemption, the remaining $26.2 million held as collateral for the ZP SPV Notes in the collateral reserve account was released to us. Additionally, on March 15, 2017, we issued a guarantee in favor of the trustee and the holders of the ZP SPV Notes, guaranteeing the payment and performance by the issuer of the ZP SPV Notes of the secured obligations (as such term is defined in the indenture governing the ZP SPV Notes) thereunder. Until the full repayment of the ZP SPV Notes, we are obliged to pass on a high percentage of all royalty payments related to lixisenatide received under the Sanofi License Agreement to bondholders, and other than for payment of obligations to Alkermes plc, or Alkermes, and one of the inventors of our SIP technology, will not be able to fully utilize royalty payments received from Sanofi. This, in turn, reduces the funds available to finance our internal product projects.

The pricing of our out-licensed products and our product candidates, if and when approved for marketing, will depend in part on pricing strategies adopted by our competitors.

        The pricing of certain of our products and product candidates, if and when approved for marketing, will depend, in part, on the pricing strategies adopted by our competitors. At the end of 2016, Novo Nordisk announced its intention to limit list-price increases of its products, including its insulin pens and needles, to single digit percentages annually, and Eli Lilly stated that from January 1, 2017, Eli Lilly insulin would be provided at discounted prices via mobile and web platforms, reducing costs for people with no insurance or those in the deductible phase of their insurance plans. The impact of these announcements could have a negative impact on companies that are marketing diabetes products. Milestone payments that we received from Sanofi are based in part on sales of Lyxumia / Adlyxin and Soliqua100/33 / Suliqua and under the Sanofi License Agreement. Sanofi determines its own pricing policy in respect of these products. Adoption of a similar pricing policy by Sanofi with respect to its marketed diabetes products, including Lyxumia / Adlyxin and Soliqua100/33 / Suliqua, would limit our net revenue and results.

We may need to raise additional funding, which may not be available on acceptable terms, or at all, and failure to obtain this capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

        We are currently advancing our internal product candidates through clinical development and are conducting preclinical studies with respect to other programs. Developing product candidates is expensive, lengthy and risky, and we expect our R&D expenses to increase in connection with our ongoing activities, particularly as we seek to advance our internal product candidates toward commercialization.

        As of March 31, 2017, our cash and cash equivalents were DKK 410.3 million ($59.0 million) and our restricted cash was DKK 6.7 million ($1.0 million). We estimate that the net proceeds from the offering will be approximately $65.2 million, assuming an offering price of $19.30 per ADS, the U.S. dollar equivalent of the closing price of our shares on Nasdaq Copenhagen on August 1, 2017 of DKK 121.50, at the DKK/U.S. dollar exchange rate of 6.30 as of August 1, 2017. We expect that the net proceeds from the offering and our existing cash and cash equivalents will be sufficient to fund our current operations for at least the next twelve months. However, our operating plans may change as a result of a variety of factors, and we may need to seek additional funds sooner than planned through public or private equity or debt financings, government or other third party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches.

        Further, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

        Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the ADSs to decline. The sale of additional equity or convertible securities could be dilutive to our shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to obtain adequate financing, we may be required to delay, reduce or eliminate the number or scope of our projects and internal product candidates (including our preclinical studies and clinical trial programs). We could also be required to seek funds through arrangements with collaboration partners or at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or internal product candidates or otherwise agree to terms unfavorable to us. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any internal product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our prospects.

Due to our limited resources and access to capital, we must, as we have in the past, prioritize the development of certain product candidates. These decisions may prove to be wrong and may adversely affect our revenue.

        Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each such product candidate. As such, we are currently primarily focused on the development of glepaglutide and dasiglucagon. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, our business, financial position, results of operations and future growth prospects could be materially adversely affected.

We may not be successful in our efforts to use cash flows from our approved out-licensed products to expand our novel, internal target discovery platform to build a pipeline of product candidates.

        A key element of our strategy is to use cash flows from our portfolio of approved, out-licensed drug products to build a pipeline of novel internal product candidates and progress these product candidates through clinical development for the treatment of a variety of diseases. Although our research and development, or R&D, efforts to date have resulted in the development of out-licensed product candidates directed at various diseases, we may not be able to develop additional product candidates in a sufficient timeframe, if at all, to provide for the further development of our pipeline of internal product candidates. Our current internal product candidates are in early stages of clinical development and will require substantial further clinical development and testing, and eventually regulatory approval, prior to commercialization. Even if we are successful in continuing to develop our out-licensed pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not continue to successfully develop our out-licensed product candidates and if these out-licensed product candidates are not successfully commercialized by our collaboration partners, we will face difficulty in funding our internal pipeline of product candidates and in generally obtaining product revenue in future periods, which could result in significant harm to our financial position and adversely affect the price of the ADSs or our ordinary shares.

Risks Related to Our Products and Product Candidates

We are dependent on the successful commercialization by Sanofi of Adlyxin / Lyxumia and Soliqua100/33 / Suliqua, and the clinical success of our internal product candidates, including glepaglutide and dasiglucagon.

        Our business and future success is highly dependent on Sanofi's ability to successfully commercialize Adlyxin / Lyxumia and Soliqua100/33 / Suliqua and to make payments to us under the Sanofi License Agreement. We are also dependent on our ability to develop successfully, obtain regulatory approval for, and then successfully commercialize our other product candidates, including glepaglutide and dasiglucagon. Our internal product candidates will require additional R&D clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all), securing sources of commercial manufacturing supply, building of, or partnering with, a commercial organization, substantial investment and significant marketing efforts before any revenue can be generated from product sales. We are not permitted to market or promote any of our product candidates in any jurisdiction before we receive regulatory approval from the FDA, the EMA or any other comparable regulatory authority in that jurisdiction, and we may never receive such regulatory approval for any of our product candidates in any particular jurisdiction or at all. We cannot assure you that our clinical trials for glepaglutide or dasiglucagon will be completed in a timely manner, or at all, or that we will be able to obtain approval from the FDA, EMA or any other comparable regulatory authority for any of our product candidates. We cannot be certain that we will advance any other product candidates into clinical trials. If Sanofi is unable to successfully commercialize Adlyxin / Lyxumia and Soliqua100/33 / Suliqua, or if any of glepaglutide, dasiglucagon or any future product candidate is not approved and commercialized in any particular jurisdiction, we may not be able to generate any royalties or product revenue, as the case may be, for that product candidate at all or in such jurisdiction. Moreover, any delay or setback in the development of any product candidate could materially adversely affect our business and cause the price of the ADSs or our ordinary shares to fall.

Our product candidates will need to undergo clinical trials that are time consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA, the EMA and any other comparable regulatory authority, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of these product candidates.

        The FDA in the United States, the EMA in Europe, and any other comparable regulatory authorities in other jurisdictions must approve new product candidates before they can be marketed, promoted or sold in those territories. We must provide these regulatory authorities with data from preclinical studies and clinical trials that demonstrate that our product candidates are safe and effective for a specific indication before they can be approved for commercial distribution. Lyxumia /Adlyxin and Soliqua100/33 / Suliqua are our only approved products. We cannot be certain that our clinical trials for our product candidates will be successful or that any of our other internal or out-licensed product candidates will receive approval from the FDA, the EMA or any other comparable regulatory authority.

        Preclinical studies and clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. It may take several years and require significant expenditures to complete the preclinical studies and clinical trials necessary to commercialize a product candidate, and delays or failure are inherently unpredictable and can occur at any stage. Interim results of clinical trials do not necessarily predict final results, and success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials, and we cannot be certain that we will not face similar setbacks. The design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed. Changing the design of a clinical trial can be expensive and time consuming. An unfavorable outcome in one or more trials would be a major setback for our product candidates and for us. An unfavorable outcome in one or more trials may require us to delay, reduce the scope of or eliminate one or more product development programs, which could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

        In connection with clinical trials of our product candidates, we face a number of risks, including risks that:

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  a product candidate is ineffective, inferior to existing approved products for the same indications, unacceptably toxic or has unacceptable side effects;

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  patients may die or suffer other adverse effects for reasons that may or may not be related to the product candidate being tested;

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  extension studies on long-term tolerance could invalidate the use of our product;

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  the results may not confirm the positive results of earlier trials;

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  the results may not meet the level of statistical significance required by the FDA, the EMA or other relevant regulatory agencies to establish the safety and efficacy of our product candidates for continued trial or marketing approval; and

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  our collaboration partners or contract research organizations, or CROs, are unable or unwilling to perform under their contracts.

        The results of preclinical studies do not necessarily predict clinical success, and larger and later-stage clinical trials may not produce the same results as earlier-stage clinical trials. Our and our collaboration partners' clinical trials of our product candidates conducted to date have generated favorable safety and efficacy data. However, we may have different enrollment criteria in our future clinical trials. As a result, we may not observe a similarly favorable safety or efficacy profile as in our prior clinical trials. In addition, we cannot assure you that during the course of potential widespread use of any of our product candidates in future, we will not suffer setbacks in maintaining production quality or stability. In addition, clinical trials of potential products often reveal that it is not possible or practical to continue development efforts for these product candidates. If we do not successfully complete preclinical and clinical development, we will be unable to market and sell our product candidates and generate additional revenue. Even if we successfully complete clinical trials, those results are not necessarily predictive of results of additional trials that may be needed before marketing applications may be submitted to the FDA, the EMA or other regulatory authority, as applicable.

        Furthermore, we sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions, which may cause the timing of achievement of the milestones to vary considerably from our estimates. If we fail to achieve announced milestones in the timeframes we expect, the commercialization of our product candidates may be delayed, we may not be entitled to receive certain contractual payments, which could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

The speed at which we complete our preclinical studies and clinical trials depend on many factors, including, but not limited to, patient enrollment.

        Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians' and patients' perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. With respect to our clinical development of glepaglutide in short bowel syndrome, or SBS, the recent availability of Gattex, which is a drug originally developed by NPS Pharmaceuticals, Inc. (and now owned by Shire plc following its acquisition of NPS Pharmaceuticals) for patients with SBS may cause patients to be less willing to participate in our clinical trial. Because there is a relatively limited number of patients worldwide, patient enrollment may be challenging. Any of these occurrences may harm our clinical trials and by extension, our business, financial position, and future growth prospects.

Adlyxin / Lyxumia, Soliqua100/33 / Suliqua or any of our product candidates for which marketing approval is obtained could be subject to post-marketing restrictions or withdrawal from the market, and we may be subject to substantial penalties if we or our collaboration partners fail to comply with regulatory requirements or experience unanticipated problems with our products following approval.

        Adlyxin / Lyxumia, Soliqua100/33 / Suliqua or any of our product candidates for which marketing approval is obtained in the future either by us or by our collaboration partners, as well as, among other things, the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such products, will be subject to the continual requirements of, and review by, the FDA, the EMA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to post-approval studies and measures, labeling, advertising and promotional activities for such products, manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, imposition by the FDA of a Risk Evaluation and Mitigation Strategy, or REMS, and requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, as it has been by the FDA for Adlyxin and Soliqua100/33 and the EMA for Lyxumia and Suliqua, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the FDA requirement to implement a Risk Evaluation and Mitigation Strategy, if applicable, to ensure that the benefits of a drug or biological product outweigh its risks.

        The FDA, the EMA and other regulatory authorities may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product, such as long term observational studies on natural exposure. In respect of our internal product candidates, such costs would be our responsibility. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA, the EMA and other regulatory authorities impose stringent restrictions on manufacturers' communications regarding off-label use, and, if we or our collaboration partners do not market any of our product candidates for which we receive marketing approval for only their approved indications, we and they may be subject to warnings or enforcement action for off-label marketing. Violation of the Federal Food, Drug and Cosmetic Act or other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws.

We selectively rely on third parties to conduct our clinical trials and perform data collection and analysis, which may result in costs and delays that prevent us from successfully commercializing our product candidates.

        We currently, and expect to continue to, selectively rely on public and private research institutions, medical institutions, clinical investigators, CROs, contract laboratories and collaboration partners to conduct some of our early-stage product development activities, perform data collection and analysis and carry out our clinical trials. Our development activities or clinical trials conducted in reliance on third parties may be delayed, suspended or terminated if:

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  the third parties do not devote a sufficient amount of time or effort to our activities or otherwise fail to successfully carry out their contractual duties or to meet regulatory obligations or expected deadlines;

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  we replace a third party; or

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  the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to clinical protocols, regulatory requirements or for other reasons.

        We do not have the ability to control the performance of third parties in their conduct of development activities. Third party performance failures may increase our development costs, delay our ability to obtain regulatory approval and delay or prevent the commercialization of our product candidates. While we believe that there are alternative sources to provide these services, in the event that we seek such alternative sources, we may not be able to enter into replacement arrangements without incurring delays or additional costs.

We rely on third parties to manufacture our preclinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of any approved product candidate.

        If, for any reason, we were to experience an unexpected loss of supply of our product candidates or placebo or comparator drug used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers or other third party manufacturers to manufacture our product candidates are subject to the FDA's, the EMA's and other comparable regulatory authorities' preapproval inspections that will be conducted after we submit our NDA to the FDA or the required approval documents to any other relevant regulatory authority. We do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third party manufacturers for compliance with the regulatory requirements, known as current good manufacturing practices, or cGMPs, for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA, the EMA or other comparable regulatory authority, we will not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. In addition, we have no control over the ability of our contract manufacturers or other third party manufacturers to maintain adequate quality control and quality assurance procedures and qualified personnel. If the FDA, the EMA or another comparable regulatory authority finds deficiencies at these facilities for the manufacture of our product candidates or if it withdraws any approval because of deficiencies at these facilities in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

        We rely on our manufacturers to purchase from third party suppliers the materials necessary to produce our product candidates for our clinical trials. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements in place for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have access to a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a contract manufacturer or other third party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenue from the sale of our product candidates. Additionally, if we receive regulatory approval for our product candidates, we may experience unforeseen difficulties or challenges in the manufacture of our product candidates on a commercial scale compared to the manufacture for clinical purposes.

We face substantial competition from companies with considerably more resources and experience than we have, which may result in others discovering, developing, receiving approval for or commercializing products before or more successfully than us.

        The pharmaceutical and biotechnology industries are characterized by intense competition and significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Any product candidates that we successfully develop and commercialize will compete with existing drugs and new drugs that may become available in the future. We have competitors in each of the disease fields in which we compete, many of which have substantially greater name recognition, commercial infrastructure and financial, technical and personnel resources than we have. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with larger and established companies. Significant competitive factors in our industry include product efficacy and safety, quality and breadth of an organization's technology, skill of an organization's employees and its ability to recruit and retain key employees, timing and scope of regulatory approvals, government reimbursement rates for, and the average selling price of, products, the availability of raw materials and qualified manufacturing capacity, manufacturing costs, intellectual property and patent rights and their protection and sales and marketing capabilities. While we believe that our product and product candidate platform, development expertise and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. In particular, we compete with all companies that have drugs on the market or are developing product candidates for diabetes. Our competitors in the type 2 diabetes field are primarily large pharmaceutical companies, including

Merck & Co., Inc., AstraZeneca, GlaxoSmithKline, Eli Lilly, Sanofi, Novo Nordisk, Johnson & Johnson and BI. This competition includes a number of alternative therapies to combat type 2 diabetes that are being researched and are in various stages of development. Should these therapies prove effective, it could reduce the potential size of the market for our drugs. Adlyxin / Lyxumia faces direct competition from other drugs including: Victoza, developed by Novo Nordisk, and Trulicity, developed by Eli Lilly while Soliqua100/33 / Suliqua faces direct competition from Novo Nordisk's Xultophy. There can be no assurance that our competitors will not deploy their superior resources to damage our and our drug candidates' prospects. Given the intense competition in our industry, we cannot assure you that any of the products that we successfully develop will be clinically superior or scientifically preferable to products developed or introduced by our competitors.

        In addition, significant delays in the development of our product candidates could allow our competitors to succeed in obtaining the FDA, the EMA or other regulatory approvals for their product candidates more rapidly than us, which could place us at a significant competitive disadvantage or deny us marketing exclusivity rights.

        Competitors may develop novel products or other technologies that could make our product candidates obsolete or uneconomical. Any of our product candidates that competes with an approved product may need to demonstrate compelling advantages, such as increased efficacy, convenience, pricing, tolerability and/or safety in order to be commercially successful. Any of our product candidates that are approved could also face other competitive factors in the future, including biosimilar competition, which could force us to lower prices or could result in reduced sales. Any failure to compete effectively against our current and future competitors could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

        In addition, many of our competitors have significantly greater financial resources and expertise in R&D, manufacturing, conducting preclinical studies and clinical trials, obtaining regulatory approvals and marketing drugs. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of competitors, particularly through partnership arrangements with large established companies. These companies also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Adverse safety events involving Adlyxin / Lyxumia, Soliqua100/33 / Suliqua or our product candidates can negatively affect our business and stock price.

        Adverse safety events involving Adlyxin / Lyxumia, Soliqua100/33 / Suliqua or any of our product candidates which may receive marketing approval in the future may have a negative impact on our commercialization efforts. Later discovery of safety issues with Adlyxin / Lyxumia, Soliqua100/33 / Suliqua or our other product candidates that were not known at the time of their approval by the FDA or comparable regulatory agencies in other countries could cause product liability litigation exposure, additional regulatory scrutiny and requirements for additional labeling, limitations upon patient, prescriber and/or physician access, imposition of a risk evaluation and mitigation strategy by the FDA, withdrawal of products from the market and the imposition of fines or criminal penalties. Any of these actions could result in material impairments of fixed assets, material restructuring charges and other adverse impacts on our results of operations. In addition, the reporting of adverse safety events involving our products and public rumors about such events could cause our stock price to decline or experience periods of volatility.

If the FDA, the EMA or other comparable foreign regulatory authority approves generic versions of Adlyxin / Lyxumia, Soliqua100/33 / Suliqua or any of our product candidates that receive marketing approval, or such authorities do not grant our or our collaboration partners' product candidates appropriate periods of data exclusivity before approving generic versions of our or our collaboration partners' products, the sales of such products could be adversely affected.

        Once an NDA is approved, the product covered thereby becomes a "reference listed drug" in the FDA's publication, "Approved Drug Products with Therapeutic Equivalence Evaluations." Manufacturers may seek approval of generic versions of reference listed drugs through submission of abbreviated new drug applications, or ANDAs, in the United States. In support of an ANDA, a generic manufacturer need not conduct clinical studies. Rather, the applicant generally must show that its product has the same active ingredient(s), dosage form, strength, route of administration and conditions of use or labeling as the reference listed drug and that the generic version is bioequivalent to the reference listed drug, meaning it is absorbed in the body at the same rate and to the same extent. Generic products may be significantly less costly to bring to market than the reference listed drug and companies that produce generic products are generally able to offer them at lower prices. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference listed drug may be typically lost to the generic product.

        The FDA may not approve an ANDA for a generic product until any applicable period of non-patent exclusivity for the reference listed drug has expired. The Federal Food, Drug, and Cosmetic Act provides a period of five years of non-patent exclusivity for a new drug containing a new chemical entity, or NCE. Specifically, in cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification that a patent covering the reference listed drug is either invalid or will not be infringed by the generic product, in which case the applicant may submit its application four years following approval of the reference listed drug. It is unclear whether the FDA will treat the active ingredients in our or our collaboration partners' product candidates as NCEs and, therefore, afford them five years of NCE data exclusivity if they are approved. If any product we or our collaboration partners on our behalf develop does not receive five years of NCE exclusivity, it may nonetheless be eligible for three years of exclusivity, which means that the FDA may approve generic versions of such product three years after its date of approval. Manufacturers may seek to launch these generic products following the expiration of the applicable marketing exclusivity period, even if we still have patent protection for our product.

        Competition that Adlyxin / Lyxumia, Soliqua100/33 / Suliqua or any future product candidates that may be approved for marketing may face from generic versions of our or our partnered products could materially and adversely impact our future revenue, profitability and cash flows and substantially limit our ability to obtain a return on the investments we have made in any such product candidate.

Certain of our peptide product candidates are expected to be delivered parenterally by medical devices that may be regulated as combination products that are required to obtain separate FDA clearance or pre-market approval and/or approval by other regulatory authorities.

        Certain of our peptide product candidates are intended to be used in combination with a delivery device, such as an injector or other delivery system. Medical products containing a combination of new drugs, biological products or medical devices may be regulated as "combination products" in the United States and Europe. A combination product generally is defined as a product comprised of components from two or more regulatory categories (e.g., drug/device, device/biologic, drug/biologic). Each component of a combination product is subject to the requirements established by the FDA for that type of component, whether a new drug, biologic or device. In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of the overall product based upon a determination by the FDA of the primary mode of action of the combination product. The determination whether a product is a combination product or two separate products is made by the FDA on a case-by-case basis. Our product candidates intended for use with such devices, or expanded indications that we may seek for our products used with such devices, may not be approved or may be substantially delayed in receiving approval if the devices do not gain and/or maintain their own regulatory approvals or clearances. Where approval of the drug or biologic product and device is sought under a single application, the increased complexity of the review process may delay approval. The FDA review process and criteria is not a well-established area, which could also lead to delays in the approval process. The EMA has a parallel review process in place for combination products, the potential effects of which in terms of approval and timing could independently affect our ability to market our combination products in Europe. In addition, because these delivery devices are provided by unaffiliated third party companies, we are dependent on the sustained cooperation and effort of those third party companies both to obtain regulatory approval and to maintain their own regulatory compliance. Failure of third party companies to assist in the approval process or to maintain their own regulatory compliance could delay or prevent approval of our product candidates, or limit our ability to sell a product once approved.

Our product candidates are complex to manufacture, and we or our collaboration partners may encounter difficulties in production that could have a material adverse effect on our business and financial results.

        Our products must be made consistently and in compliance with a clearly defined manufacturing process. In addition, due to their complex structure, efficient large-scale production of peptide product candidates is challenging. As a result of such complexity, the production of peptide product candidates typically requires more chemical steps than the production of traditional small molecule products.

        Accordingly, it is essential to be able to validate and control the manufacturing process to ensure that it is reproducible. Slight deviations anywhere in the manufacturing process, including obtaining materials, filling, labeling, packaging, storage and shipping and quality control and testing, some of which all pharmaceutical companies, including our collaboration partners and us, experience from time to time, may result in batch failures, delay in the release of batches, product recalls or spoilage. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remove the contamination. Further, as product candidates are developed through preclinical studies to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of ongoing clinical trials or other future clinical trials. Any failure to manufacture products up to regulatory standards could lead to increased costs due to duplicative or replacement manufacturing, product recalls or a loss of revenue and reputation.

        At present, all manufacturing of our marketed product is undertaken by Sanofi under the Sanofi License Agreement. Any inability of Sanofi to adequately address the risks associated with the manufacturing process or to use cost-effective manufacturing methods, or otherwise not comply with cGMPs and other requirements, may significantly limit the commercial competitiveness of our product candidates marketed by Sanofi. This inability could also result in regulatory enforcement, legal action and other adverse consequences. This could reduce sales of such products and, in turn, the royalty payments due to us under the Sanofi License Agreement, which could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

We currently have no sales function. If we are unable to establish a sales function or enter into sales, marketing and distribution arrangements with third parties, we may not be successful in commercializing our internal product candidates if and when they are approved.

        We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any internal product candidate for which we obtain marketing approval, we will need to establish a sales and marketing function or make arrangements with third parties to perform sales and marketing functions on our behalf, and we may not be successful in doing so.

        If we enter into arrangements with third parties to perform sales, marketing and distribution services on our behalf, our product revenue or the profitability of our drug revenue may be lower, perhaps substantially lower, than if we were to directly market and sell our drugs. Furthermore, we may be unsuccessful in entering into the necessary arrangements with third parties or may be unable to do so on terms that are favorable to us.

        Even if we are able to enter into acceptable partnerships, we may have little or no control over such third parties, and our future collaboration partners may fail to devote the necessary resources and attention to sell and market our drugs effectively. Budgeting restrictions or strategy changes of our future collaboration partners could delay or prevent successful clinical development or marketing efforts. Similarly, our future collaboration partners could decide to give priority to the clinical development or marketing of product candidates or develop or seek to develop product candidates in competition with our product candidates.

        Our failure to establish and maintain successful partnerships could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

Risks Related to Our Operations

There is a risk that our products may have major side effects that may give rise to substantial liability claims.

        As a biopharmaceutical company, we operate in a market that is subject to risk of liability. To our knowledge, we are not currently subject to any product liability suits. However, we may be subject to future liability claims alleging adverse effects from clinical trials or the use of our products. Any liability claims could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

There is a risk that we may not be able to maintain insurance coverage, and that existing or any future insurance policies or our own resources will not sufficiently cover claims for damages that we may receive in the future.

        Our business exposes us to potential product liability and other liability risks that are inherent in clinical development, manufacturing, marketing and use of human therapeutic products. It is generally necessary for us to secure certain levels of insurance as a condition for the conduct of clinical trials and any sale or use of our products. We have taken out product liability insurance with respect to all clinical trials and ongoing trials performed to date for which we were responsible (i.e., in respect of our internal product pipeline).

        We may seek to expand our insurance coverage if we obtain marketing approval for any of our internal product candidates or if other risks related to our business increase. We may not be able to obtain or maintain adequate protection against potential liabilities at a cost that is acceptable to us. If we are unable to obtain insurance or other protection against potential product liability claims, we could be exposed to significant liabilities, which may materially and adversely affect our business and financial position. These liabilities could prevent or interfere with our product development and commercialization efforts. If we are sued for any injury caused by our products or processes, our liability could exceed our product liability insurance coverage and our own financial resources and, consequently, could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

Our future success depends on our ability to retain our management team and key employees.

        We are highly dependent on the management, development, clinical, financial and business development expertise of our management team and key employees. Recruiting and retaining qualified scientific and clinical personnel will also be critical to our future success. The loss of the services of any of the members of our management team or key employees could impede the achievement of our development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing any of the members of our management team or key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval for and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate the members of our management team or key employees on acceptable terms given the competition among numerous pharmaceutical, biopharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. If we are unable to continue to attract and retain high quality management and employees, our ability to pursue our growth strategy will be limited.

Our R&D activities could be affected or delayed as a result of possible restrictions on animal testing.

        Certain laws and regulations require us to test our product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our R&D activities may be interrupted, delayed or become more expensive.

If we fail to manage our growth effectively, our ability to develop and commercialize products could suffer.

        We expect that if our drug discovery efforts continue to generate product candidates, our clinical product candidates continue to progress in development, and we continue to build our development and commercial organizations, we will require significant additional investment in personnel, management and resources. Our ability to achieve our research, development and commercialization objectives depends on our ability to respond effectively to these demands and expand our internal organization, systems, controls and facilities to accommodate additional anticipated growth. If we are unable to manage our growth effectively, our business could be harmed and our ability to execute our business strategy could suffer.

We may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions.

        Should attractive opportunities arise, we may acquire companies or technologies facilitating our access to new medicines, new research projects or new geographical areas, or enabling us to achieve synergies with our existing operations. However, we may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, we may be unable to obtain the financing for these acquisitions under favorable conditions and could be led to finance these acquisitions using cash that could be allocated to other purposes in the context of existing operations or equity issuances, which could be dilutive to our ordinary shareholders, including those purchasing securities in this offering. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction, which could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

Our internal computer systems, or those of our collaboration partners or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

        Our internal computer systems and those of our current and any future collaboration partners and other contractors or consultants are vulnerable to damage from cyber security breaches, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we do not believe that we have experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data for our product candidates from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.

Our operations as a global company subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

        We face significant operational risks as a result of doing business internationally, such as:

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  fluctuations in foreign currency exchange rates (in particular, U.S. dollars, Euros and Danish kroner);

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  potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;

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  potential changes to the accounting standards, which may influence our financial situation and results;

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  becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

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  reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;

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  restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;

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  rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and

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  tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

        In addition, as a result of this listing, we will become subject to the Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and their intermediaries from making or offering improper payments to non-U.S. officials for the purpose of obtaining or retaining business. The FCPA generally also requires companies listed on a U.S. stock exchange to maintain a system of adequate internal accounting controls and to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets. Because of the predominance of government-sponsored health care systems around the world, many of our commercial relationships outside of the United States are with governmental entities, and personnel of such entities may be considered non-U.S. officials for purposes of the FCPA. Violations of the FCPA and other applicable anti-bribery laws are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures. We have adopted a written code of business conduct and other policies and procedures to assist us and our personnel in complying with the FCPA and other applicable anti-bribery laws prior to completion of the offering. However, our personnel and others acting on our behalf could take actions that violate these requirements, which could adversely affect our reputation, business, financial condition and results of operations.

Risks Related to Our Intellectual Property

Our ability to compete may decline if we or our collaboration partners are unable to or do not adequately protect intellectual property rights or if our intellectual property rights are inadequate for our product candidates or future product candidates

        Our commercial success and viability depends on our and our collaboration partners' ability to obtain and maintain patent protection in the United States, Europe and other countries with respect to our existing product candidates owned by us and to successfully defend these rights against third party challenges, as well as our ability to maintain adequate intellectual property protection for any future products. If we or our collaboration partners do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could materially harm our business, negatively affect our position in the marketplace, limit our ability to commercialize our product candidates and delay or render impossible our achievement of profitability.

        Our strategy and future prospects are based, in particular, on our patent portfolio. We and our collaboration partners or licensees will best be able to protect our product candidates and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, effectively protected trade secrets, or other regulatory exclusivities, cover them. Also, intellectual property rights have limitations and do not necessarily address all potential threats to our competitive advantage. Our ability to obtain patent protection for our product candidates is uncertain and the degree of future protection afforded by our intellectual property rights is uncertain due to a number of factors, including, but not limited to:

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  we or our collaboration partners may not have been the first to make the inventions covered by pending patent applications or issued patents;

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  we or our collaboration partners may not have been the first to file patent applications for our product candidates or the compositions we developed or for their uses;

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  others may independently develop identical, similar or alternative products or compositions and uses thereof;

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  our or our collaboration partners' disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

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  any or all of our or our collaboration partners' pending patent applications may not result in issued patents;

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  we or our collaboration partners may not seek or obtain patent protection in countries that may eventually provide us with a significant business opportunity;

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  any patents issued to us or our collaboration partners may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties;

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  our or our collaboration partners' compositions and methods may not be patentable;

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  others may design around our or our collaboration partners' patent claims to produce competitive products or uses which fall outside of the scope of our patents;

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  others may identify prior art or other bases which could invalidate our or our collaboration partners' patents;

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  our competitors might conduct R&D activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain R&D activities, as well as in countries where we or our collaboration partners do not have patent rights, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets; or

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  we may not develop additional proprietary technologies that are patentable.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court.

        Even if our patents do successfully issue and even if such patents cover our product candidates and methods of use, third parties may initiate interference, re-examination, post-grant review, inter partes review, or derivation actions in the U.S. Patent and Trademark Office, or USPTO, may initiate third party oppositions in the European Patent Office, or EPO, or similar actions challenging the validity, enforceability or scope of such patents in other patent administrative proceedings worldwide, which may result in our patent claims being narrowed or invalidated. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. Further, if we initiate legal proceedings against a third party to enforce a patent covering our product candidate or technology, the defendant could counterclaim that the patent covering our product candidate or technology is invalid or unenforceable. In patent litigation in the United States, certain European and other countries worldwide, it is commonplace for defendants to make counterclaims alleging invalidity and unenforceability in the same proceeding, or to commence parallel defensive proceedings such as patent nullity actions to challenge validity and enforceability of asserted patent claims.

        In administrative and court actions, grounds for a patent validity challenge may include alleged failures to meet any of several statutory requirements, including lack of novelty, obviousness (lack of inventive step) and in some cases, lack of sufficiently teaching, or non-enablement of, the claimed invention. Grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the Examiner during prosecution in the USPTO, or made a misleading statement during prosecution in the USPTO, the EPO or elsewhere. Third parties may also raise similar claims before administrative bodies in the USPTO or the EPO, even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we or the patent examiner were unaware during prosecution. Further, we cannot be certain that all of the potentially relevant art relating to our patents and patent applications has been cited in every patent office. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful and have a material adverse effect on the success of our business.

        Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims on a country-by-country basis, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent's claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving one or more of our patents could limit our ability to assert those patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

        Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the market price of the ADSs. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Claims that our product candidates or their uses infringe the intellectual property rights of third parties could result in costly litigation, and unfavorable outcomes could require us to pay damages or royalties and could limit our R&D activities or our ability to commercialize certain products.

        Even if we have or obtain patents covering our product candidates, compositions or uses, we may still be barred from making, using, importing or selling our product candidates or technologies because of the patent rights of others. Others have filed, and in the future may file, patent applications covering compositions or products and uses that are similar or identical to ours. There are many issued U.S., European and other worldwide patents relating to therapeutic drugs, and some of these relate to compounds we intend to commercialize. Numerous worldwide patents and pending patent applications owned by others exist in the metabolic disease, gastrointestinal disease and cardiovascular disease field and cover, among others, GLP-2 product candidates which we are developing. We cannot guarantee that our products, compositions and their uses do not or will not infringe third party patent or other intellectual property rights. Because patent applications can take 18 months to publish and many years to issue, there may be currently pending applications with patent claims unknown to us or which will change over time and may later result in issued patents that purportedly cover our product candidates or compositions and uses. These patent applications may have been filed earlier than or have priority over patent applications filed by us. We may be required to develop or obtain alternative technologies, review product design or, in the case of claims concerning registered trademarks, rename our product candidates.

        Claims that our or our collaboration partners' products, compositions or their uses infringe or interfere with the patent rights of third parties, or that we or our collaboration partners have misappropriated third party trade secrets, could result in costly litigation and could require substantial time and money to resolve, even if litigation were avoided. The basis of such litigation could be existing patents or patents that are granted in the future. If we or our collaboration partners were to face infringement claims or challenges by third parties, an adverse outcome could subject us or our collaboration partners to significant liabilities to such third parties. Litigation or threatened litigation could result in significant demands on the time and attention of our management team. A negative outcome could expose us or our collaboration partners to payment of costs, damages and other financial remedies, including in some jurisdictions, increased damages, such as treble damages and attorneys' fees, if found to have willfully infringed a patent. Litigation with third parties concerning alleged infringement of their intellectual property rights could require us and our collaboration partners to bear substantial costs and impose burdens on our and their management and personnel, even if we or our collaboration partners were to ultimately succeed in such proceedings. Costs of patent litigation and awards of damages in patent infringement cases can be significant, and equitable remedies such as temporary restraining orders and injunctions can negatively impact or prevent product development and commercialization. In light of these risks, settlements are often a preferred alternative, to avoid litigation uncertainties and costs, even when there are strong defenses to claims that are made. A negative outcome, potential or actual, could cause us or our collaboration partners to pursue contractual and other remedies against each other; in particular, our license agreements generally allow our collaboration partners to reduce amounts we are owed as royalties and/or milestones by amounts paid to third parties as a result of or in settlement of certain infringement claims, subject to contractual conditions and limitations. We or our collaboration partners could also face equitable remedies, such as being forced, including by court order, to cease developing, manufacturing, importing or commercializing an infringing product candidate or product in one or more jurisdictions. A negative outcome could also lead us or our collaboration partners to delay, curtail or cease the development and commercialization of some or all of our candidate drugs, or could cause us or our collaboration partners to seek legal or administrative actions against third parties. We or our collaboration partners may need to obtain licenses from third parties and such licenses may not be available on commercially reasonable terms, or at all. Even if we or our collaboration partners are able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same rights licensed to us. In addition, even if we or our collaboration partners were ultimately to succeed in asserting one or more patent defenses in an infringement suit, or to settle at an early stage to avoid litigation uncertainties and costs despite having strong patent defenses, such litigation could burden us and our collaboration partners with substantial unanticipated costs and damages. A negative outcome could cause us or our collaboration partners to pursue contractual remedies against each other, including, for example, over settlement or license related payments or royalty reductions.

Biopharmaceutical patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our patent position.

        The patent positions of biopharmaceutical companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering biopharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compounds, compositions and related patent claims. The standards of the USPTO, the EPO and other international patent offices are evolving and could change in the future. Consequently, we cannot predict the issuance and scope of patents with certainty. Patents, if issued, may be challenged, invalidated or circumvented. European patents and patents in certain other jurisdictions are subject to third party opposition proceedings. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review and/or inter partes review in the USPTO. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our patents or pending patent applications may be challenged in the courts or patent offices in the United States, Europe and elsewhere worldwide. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found. For example, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned and licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. If such prior art exists, it may be used to invalidate a patent, or may prevent a patent from issuing from a pending patent application. For example, such patent filings may be subject to a third party pre-issuance submission of prior art to the USPTO, EPO or to other patent offices around the world. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights may be uncertain. Our pending and future patent applications may not result in patents being issued that protect our technology or products, in whole or in part, or may not effectively prevent others from commercializing competitive technologies and products. For example, such patent filings may be subject to a third party preissuance submission of prior art to the USPTO, the EPO or to other patent offices around the world. Alternately or additionally, we may become involved in post-grant review procedures, oppositions, derivations, proceedings, reexaminations, inter partes review or interference proceedings, in the United States or elsewhere, challenging patents or patent applications in which we have rights, including patents on which we rely to protect our business. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. European patents or patents in other jurisdictions may be subject also to administrative opposition or comparable proceedings in corresponding worldwide patent offices, which could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination, post-grant review, inter partes review and opposition proceedings may be time consuming and costly. Also, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates may expire before or shortly after such candidates are commercialized. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

        In addition, changes in or different interpretations of patent laws in the United States, Europe and other countries worldwide may diminish the value of our patents or narrow the scope of our patent protection, while patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. For example, changes in or different interpretations of patent laws in the United States, Europe and other countries worldwide may permit others to use our or our collaboration partners' discoveries or to develop and commercialize our technology and products without providing any compensation to us, or may limit the number of patents or claims we can obtain. The laws of some countries may not protect intellectual property rights to the same extent as the laws of the United States or Europe, and those countries may lack adequate rules and procedures for defending our intellectual property rights, or vice versa.

        If we fail to obtain and maintain patent protection and trade secret protection for our product candidates, we could lose our competitive advantage and competition we face would increase, reducing any potential revenue and adversely affecting our ability to attain or maintain profitability.

If we are unable to protect the confidentiality of our trade secrets and know-how, our business and competitive position would be harmed.

        In addition to seeking patent protection for our product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, collaboration partners, consultants, advisors, university and/or institutional researchers and other third parties. We also have entered or seek to enter into confidentiality and invention or patent assignment agreements with our employees, advisors and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor, our competitive position would be harmed.

Developments in patent law in the United States and other jurisdictions could have a negative impact on our business.

        As is the case with other biopharmaceutical companies, our success is heavily dependent on our intellectual property, particularly our patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain.

        From time to time, the Supreme Court, other federal courts, Congress, the USPTO or similar foreign authorities may change the standards of patentability and any such changes could have a negative impact on our business. In addition, the Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law on September 16, 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a "first-to-invent" system to a "first-to-file" system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. These changes may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The USPTO has developed new regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions, became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act, or any subsequent U.S. legislation regarding patents, may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will have on the cost of prosecuting our U.S. patent applications, our ability to obtain U.S. patents based on our discoveries and our ability to enforce or defend any patents that may issue from our patent applications, all of which could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

        Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents or applications due in several stages over the lifetime of patents or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. Filing, prosecuting and defending patents on our product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States and Europe could be less extensive than those in the United States and in Europe, assuming that rights are obtained in the United States or in Europe. We may choose not to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forego patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States or in Europe. These products may compete with our product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.

        In addition, the laws of some countries do not protect intellectual property rights to the same extent as the federal and state laws in the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biopharmaceuticals or biotechnologies. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries. Proceedings and legal actions to enforce our patent rights in the United States or in Europe and in foreign jurisdictions can be expensive, could result in substantial costs, and could divert management time and our efforts and attention from other aspects of our business. In addition, such proceedings or legal actions could put our patents at risk of being invalidated, found unenforceable or interpreted narrowly, could put our patent applications at risk of not being issued and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. We may or may not choose to pursue litigation or other actions against those that have infringed our patents, or used them without authorization, due to the associated expense and time commitment of monitoring these activities. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.

        In addition, changes in the law and legal decisions by courts in the United States, Europe and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Patent terms and regulatory exclusivities may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

        Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we have patents.

        Depending upon the timing and duration of the U.S. regulatory review process and patent life considerations, certain of our U.S. patents may be eligible for patent term extension under the Drug Price

Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments provide up to five years of patent term extension, or PTE, on a patent that covers an approved product or method of use as compensation for patent term lost during the FDA regulatory review process. Patent term restoration cannot extend the term of a patent beyond a total of 14 years from the product's approval date. Only one patent with a claim covering an approved drug or method is eligible for the extension, and the extension must be applied for prior to the patent expiration date (which due date may be extended by submission of one or more applications for interim extensions for periods of up to one year each and cannot be extended longer than the maximum period of patent term extension). The USPTO, in consultation with the FDA, reviews and approves a request for patent term extension or restoration and calculates the PTE period that will be awarded. PTE only extends patent coverage on the approved product or method of use.

        In certain Member States of the EU, patent term extensions may be obtained through a Supplementary Protection Certificate, or SPC, to recover some of the time lost between the patent application filing date and the date of first regulatory approval, up to a maximum term of five years. Up to five years of patent term extension are also available in Japan for patent term recovery related to the pharmaceutical regulatory review and approval process.

        Applicable authorities, including the FDA/USPTO in the United States, and comparable regulatory authorities and intellectual property offices in other EU countries and worldwide, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

Third parties may challenge the inventorship of our patent filings and other intellectual property or may assert ownership or commercial rights to inventions we develop.

        Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with collaboration partners that provide for the ownership of intellectual property arising from our collaborations. These agreements provide that we or our licensees must negotiate certain commercial rights with collaboration partners with respect to joint inventions or inventions made by our collaboration partners that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from collaboration. If we or our licensees cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third party collaboration partner's materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaboration partner's samples, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have an adverse impact on our business, financial position, results of operations and future growth prospects.

Third parties may assert that our employees or consultants or we have wrongfully used or disclosed confidential information or misappropriated trade secrets, or claim ownership of what we regard as our own intellectual property.

        We employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, and no such claims against us are currently pending, we may be subject to claims that we or our employees, consultants or independent contractors have used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

        Our registered or unregistered trademarks and trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaboration partners or customers in our markets of interest. At times, competitors may adopt trademarks and trade names similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks. Over the long term, if we are unable to establish name recognition based on our trademarks, then we may not be able to compete effectively and our business may be adversely affected.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

        Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside the United States in several stages over the lifetime of the patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

Risks Related to Government Regulation

Government restrictions on pricing and reimbursement, as well as other healthcare payor cost-containment initiatives, may negatively impact our ability to generate revenue.

        Sales of certain of our out-licensed products and our product candidates, if and when approved for marketing, has and will depend, in part, on the extent to which our products will be covered by third party payors, such as government health care programs like Medicare and Medicaid, commercial insurance and managed healthcare organizations. These third party payors play an important role in determining the extent to which new drugs, biologics and medical devices will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs, biologics and medical devices. It is difficult to predict at this time what third party payors will decide with respect to the coverage and reimbursement for our product candidates. The primary trend in the U.S. healthcare industry and elsewhere has been cost containment, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products and/or biosimilars. Adoption of price controls, cost containment measures and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our net revenue and results.

        Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for medical products, drugs and services. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if coverage is available, the level of reimbursement. Because coverage and reimbursement determinations are made on a payor-by-payor basis, obtaining coverage and adequate reimbursement from a third party payor does not guarantee that we will obtain similar coverage or reimbursement from another third party payor. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval. Decreases in third party reimbursement for our product candidates or a decision by a third party payor not to cover our product candidates or provide only limited reimbursement for our product candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product.

        Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries has and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

        Moreover, increasing efforts by governmental and third party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products.

We may face difficulties from changes to current regulations and future legislation.

        Existing regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

        President Trump has taken actions and made statements that suggest he plans to seek repeal of all or portions of the Affordable Care Act, or the ACA. It is uncertain whether any such repeal will occur and, if it does, what law, if any, will replace the ACA, the outcome of which could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the ACA. However, we cannot predict the ultimate content, timing or effect of any such legislation or executive action or the impact of potential legislation or executive action on us.

        In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2025 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the U.S. government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our out-licensed products and product candidates (if and when approved) and accordingly, our financial results.

        Likewise, the annual Medicare Physician Fee Schedule update, which, until recently, was based on a target-setting formula system called the Sustainable Growth Rate, or SGR, was adjusted to reflect the comparison of actual expenditures to target expenditures. Because one of the factors for calculating the SGR was linked to the growth in the U.S. gross domestic product, or GDP, the SGR formula often resulted in a negative payment update when growth in Medicare beneficiaries' use of services exceeded GDP growth. Congress repeatedly intervened to delay the implementation of negative SGR payment updates. For example, on April 1, 2014, with the enactment of the Protecting Access to Medicare Act of 2014, Congress prevented the 24% cut that was to occur by continuing the previously implemented 0.5% payment increase through December 31, 2014 and maintaining a 0% payment update from January 1, 2015 through March 31, 2015. However, on April 14, 2015, Congress passed the Medicare Access and CHIP Reauthorization Act of 2015, which was signed into law by President Obama on April 16, 2015. This law repeals the SGR methodology from the physician payment formula, institutes a 0% update to the Medicare Physician Fee Schedule for the January 1 to July 1, 2015 period, a 0.5% payment update for July 2015 through the end of 2019, and a 0% payment update for 2020 through 2025, along with a merit-based incentive payment system beginning January 1, 2019, that will replace current incentive programs. For 2026 and subsequent years, the payment update will be either 0.75% or 0.25%, depending on which Alternate Payment Model the physician participates.

        We expect more rigorous coverage criteria in the future in the U.S. healthcare market and an additional downward pressure on the prices that we receive for approved products. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our out-licensed products and product candidates.

        In addition, it is not currently possible to predict how, if at all, the FDA's approved process or regulation will change as a result of the Trump Administration or what impact any such changes will have on us.

Our operations involve hazardous materials and we and third parties with whom we contract must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

        As a pharmaceutical company, we are subject to environmental and safety laws and regulations, including those governing the use of hazardous materials. The cost of compliance with health and safety regulations is substantial. Our business activities involve the controlled use of hazardous materials. Our R&D activities involve the controlled storage, use and disposal of hazardous materials, including the components of our product candidates and other hazardous compounds. We and manufacturers and suppliers with whom we may contract are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers' facilities pending their use and disposal. We cannot eliminate the risk of accidental contamination or injury from these materials, which could cause an interruption of our commercialization efforts, R&D efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. We cannot guarantee that that the safety procedures utilized by third party manufacturers and suppliers with whom we may contract will comply with the standards prescribed by laws and regulations or will eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and European, U.S. federal and state or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry biological or hazardous waste insurance coverage. In the event of an accident or environmental discharge, we may be held liable for any consequential damage and any resulting claims for damages, which may exceed our financial resources and may materially adversely affect our business, results of operations and prospects, and the value of our shares.

We are subject to healthcare laws and regulations, which may require substantial compliance efforts and could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings, among other penalties.

        If we market products ourselves, healthcare providers, such as physicians, and other health care entities and organizations, will play a primary role in the recommendation and prescription of our products, if approved. Our arrangements with such persons, entities and third party payors and our general business operations will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our products. Restrictions under applicable U.S. federal, state, local and non-U.S. healthcare laws and regulations include, but are not limited to, the following:

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  the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, including any kickback, bribe or rebate, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase or lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

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  the federal Beneficiary Inducement Statute, which prohibits giving anything of value to a government insurance beneficiary that could influence the choice of provider or reimbursable covered product;

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  federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, which impose criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters;

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  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which impose certain requirements on covered entities and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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  the federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Patient Protection and ACA that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program, with specific exceptions, to track and annually report to the Centers for Medicare & Medicaid Services, or CMMS, payments and other transfers of value provided to physicians and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members;

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  analogous state, local and non-U.S. laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third party payor, including commercial insurers; state, local and non-U.S. marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry's voluntary compliance guidelines, relevant compliance guidance promulgated by the federal government, implementation of compliance programs, and compliance with the state's code of conduct; state and local laws that require a pharmaceutical company's sales representatives to be registered or licensed by the state or local governmental entity; and state and non-U.S. laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may be more stringent than HIPAA, thus complicating compliance efforts; and

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  rules/legislation covering more or less the same subject matter are found in numerous other countries, including in Denmark, which sometimes result in lower or higher exposures in those countries than in the United States.

        Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity obligations, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusion from government funded healthcare programs.

Our employees and collaboration partners may engage in misconduct or other improper activities, including violating applicable regulatory standards and requirements or engaging in insider trading, which could significantly harm our business.

        We are exposed to the risk of employee fraud or other misconduct and the fraud and misconduct of our collaboration partners. Misconduct by our employees or our collaboration partners could include intentional failures to:

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  comply with legal requirements or the requirements of the FDA, the EMA, the CMMS and other comparable regulatory authorities;

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  provide accurate information to applicable government authorities;

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  comply with fraud and abuse and other healthcare laws and regulations in the United States, or similar laws in Denmark and elsewhere;

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  comply with the FCPA and other applicable anti-bribery laws;

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  report financial information or data accurately; or

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  disclose unauthorized activities to us.

        In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, bribery and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee or collaboration partner misconduct could also involve the improper use of, including trading on, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we or such collaboration are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions. Further, if any actions are instituted against any of our collaboration partners and such partner fails to defend itself or assert its rights and as a result, is subjected to criminal, civil or administrative sanctions, including exclusion from government funded healthcare programs, such actions and outcomes could have a significant impact on our business.

Changes in Danish, U.S. or other foreign tax laws or compliance requirements, or the practical interpretation and administration thereof, could have a material adverse effect on our business, financial condition and results of operations.

        We are affected by various Danish, U.S. and foreign taxes, including direct and indirect taxes imposed on our global activities, such as corporate income, withholding, customs, excise/energy, value added, sales, environmental and other taxes. Significant judgment is required in determining our provisions for taxes and there are many transactions and calculations where the ultimate tax determination is uncertain.

        Changes in Danish or foreign direct or indirect tax laws or compliance requirements, including the practical interpretation and administration thereof, including in respect to market practices, or otherwise, could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

The impact on us of the recent vote by the UK to leave the EU cannot be predicted.

        The UK is a major market for pharmaceutical products, in general, and for products that treat diabetes, in particular. On June 23, 2016, the UK voted to leave the EU in an advisory referendum, which is generally referred to as Brexit. On March 29, 2017, the UK delivered notice under Article 50 of the Lisbon Treaty of its intent to leave the EU, beginning a two year negotiation period for the UK and the 27 remaining members of the EU to reach agreement on the terms of the exit. The UK remains a member of the EU and there will not be an immediate change in either EU or UK law as a consequence of Brexit. The ultimate impact of the "leave" vote will depend on terms that are negotiated in relation to the UK's future relationship with the EU. The precise timetable for Brexit is not clear at this stage.

        Brexit may lead to legal uncertainty and potentially divergent laws and regulations between the UK and the EU, as the UK determines which EU laws to replicate or replace. We cannot predict whether or not the UK will significantly alter its current laws and regulations in respect of the pharmaceutical industry and, if so, what impact any such alteration would have on us or our business. Moreover, we cannot predict the impact that Brexit will have on (i) the marketing of pharmaceutical products or (ii) the process to obtain regulatory approval in the United Kingdom for product candidates.

        Brexit may also result in a reduction of funding to the EMA if the UK no longer makes financial contributions to European institutions, such as the EMA. If UK funding is so reduced, it could create delays in the EMA issuing regulatory approvals for our product candidates and, accordingly, have a material adverse effect on our business, financial position, results of operations and future growth prospects.

Risks Related to this Offering

You will not be directly holding our shares.

        As a holder of the ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. Our depositary, the Bank of New York Mellon, will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have contractual ADS holder rights. The deposit agreement among us, the depositary and you, as an ADS holder, and all other persons directly and indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. ADS holders may only exercise voting rights with respect to the shares underlying their respective ADSs in accordance with the provisions of the deposit agreement, which provides that you may vote the shares underlying the ADSs for any particular matter to be voted on by our shareholders either by withdrawing the shares underlying the ADSs or, to the extent permitted by applicable law and as permitted by the depositary, by requesting a temporary registration as shareholder in our shares and authorizing the depositary to act as proxy. Previously, under our charter, voting instructions could only be given only in respect of a number of ADSs representing an integral number of shares or other deposited securities. This restriction was removed at the extraordinary general meeting held to approve this offering on July 31, 2017. Following removal of this restriction, the depositary is able to vote the shares registered in its name that underlie the ADSs to more closely reflect the preferences of the ADS holders, thereby effectively permitting pass-through voting by ADS holders who indicate their preference to the depositary in accordance with and subject to the depositary's procedures. However, even if you are able to instruct the depositary to vote the shares underlying your ADSs, we cannot guarantee you that the depositary will vote in accordance with your instructions. Please see the risk factor entitled "You may not be able to exercise your right to vote the shares underlying the ADSs."

There has been no prior market for the ADSs on a U.S. national securities exchange and an active and liquid market for our securities may fail to develop, which could harm the market price of the ADSs.

        Prior to this offering, while our shares have been traded on Nasdaq Copenhagen since November 2010, there has been no public market on a U.S. national securities exchange for the ADSs or our shares.

Although we have applied to list the ADSs on The NASDAQ Global Select Market, or NASDAQ, an active trading market for the ADSs may never develop or be sustained following this offering. The offering price of the ADSs will be based on the market price for our shares on Nasdaq Copenhagen at the time of this offering. This offering price may not be indicative of the market price of the ADSs or shares after this offering. In the absence of an active trading market for the ADSs or shares, investors may not be able to sell their ADSs at or above the offering price or at the time that they would like to sell. In addition, although we expect the price of the ADSs in this offering to be based on the closing price of the underlying ordinary shares on Nasdaq Copenhagen at the time of this offering, there is no guarantee that such price will be free from challenge by our existing shareholders based on allegations that it does not reflect the "market price" at which we are required by our articles of association and Danish law to sell our ordinary shares. Any such shareholder challenge could be time consuming and costly and, if decided in a manner unfavorable to us, could result in liability to us and our directors, and could prevent this offering from closing.

The trading price of our equity securities may be volatile due to factors beyond our control, and purchasers of the ADSs could incur substantial losses.

        The market prices of the ADSs and shares may be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ADSs or shares at or above the price originally paid for the security. The market price for the ADSs and shares may be influenced by many factors, including, but not limited to:

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  actual or anticipated fluctuations in our financial condition and operating results;

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  the release of new data from the clinical trials of our product candidates;

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  actual or anticipated changes in our growth rate relative to our competitors;

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  competition from existing products or new products that may emerge;

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  announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

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  failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

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  issuance of new or updated research or reports by securities analysts;

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  fluctuations in the valuation of companies perceived by investors to be comparable to us;

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  currency fluctuations;

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  share price and volume fluctuations attributable to inconsistent trading volume levels of our ADSs;

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  additions or departures of key management or scientific personnel;

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  disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

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  changes to coverage policies or reimbursement levels by commercial third party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

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  announcement or expectation of additional debt or equity financing efforts;

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  issuances or sales of our shares or ADSs by us, our insiders or our other shareholders; and

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  general economic and market conditions.

        These and other market and industry factors may cause the market price and demand for the ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their shares or ADSs and may otherwise negatively affect the liquidity of the trading market for ADSs.

We have broad discretion over the use of the net proceeds from this offering and may use them in ways with which you do not agree and in ways that may not enhance our operating results or the price of our ADSs.

        Our board of directors and management will have broad discretion over the application of the net proceeds that we receive from this offering. We may spend or invest these proceeds in ways with which our shareholders and holders of ADSs disagree or that do not yield a favorable return, if at all. We intend to use the net proceeds from this offering, together with our existing cash resources as described in "Use of Proceeds." However, our use of these proceeds may differ substantially from our current plans. Failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and their trading volume could decline.

        The trading market for the ADSs and shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or only limited securities or industry analysts cover our company, the trading price for the ADSs would be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes inaccurate or unfavorable research about our business, the price of ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our securities, demand for ADSs could decrease, which could cause the price of the ADSs or their trading volume to decline.

We intend to retain all available funds and any future earnings and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs.

        We have never declared or paid any cash dividends on our shares, and we intend to retain all available funds and any future earnings to fund the development and expansion of our business. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our investors have purchased them. Investors seeking cash dividends should not purchase the ADSs or shares.

        In addition, exchange rate fluctuations may affect the amount of Danish kroner that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in Danish kroner, if any. Additionally, dividends will generally be subject to Danish withholding tax. See the section of this prospectus titled "Material Danish Income Tax Consequences" for a more detailed description of Danish taxes on dividends. These factors could harm the value of the ADSs.

        ADS investors may also not realize all of the benefits of being a shareholder in our company. For instance, the votes of ADS holders will not be represented directly on our books, but only through a vote by the depositary of the underlying shares, which vote will reflect the ADS majority's election on the vote of all such shares. Separately, we may elect to offer subscription rights to our shareholders without offering such rights to ADS holders.

Investors in this offering will experience immediate and substantial dilution in the book value of their investment.

        The initial public offering price of the ADSs is substantially higher than the pro forma net tangible book value per ADS before giving effect to this offering. Accordingly, if you invest in the ADSs in this offering, you will incur immediate substantial dilution of approximately DKK 99.43 per ADS ($15.93) (based on the net tangible book value per share underlying the ADSs), based on an assumed initial public offering price of $19.30 per ADS (DKK 121.50), and our pro forma net tangible book value as of March 31, 2017. In addition, following this offering, investors in this offering will have contributed approximately 26% of the total gross consideration paid by shareholders to purchase our outstanding shares and ADSs, but will only own ADSs representing approximately 13% of our shares and ADSs outstanding after this offering. Furthermore, if the underwriters exercise their option to purchase additional ADSs, if board authorizations to issue additional shares, or ADSs or outstanding warrants or convertible securities are issued and subsequently exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see "Dilution."

Investors should be aware that the rights provided to our shareholders and holders of ADSs under Danish corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and state laws.

        Under Danish corporate law, except in certain limited circumstances, which require at a minimum that a proposal for inspection has been supported by a minimum of 25% of the shareholders voting and being present at a general meeting, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of such shareholder's shareholdings, may do so. Shareholders of a Danish limited liability company are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of board member/management liability under limited circumstances. In addition, a majority of our shareholders may release a member of our board of directors or our executive management from any claim of liability we may have, including if such board member or manager has acted in bad faith or has breached his or her duty of loyalty. However, a shareholder may bring a derivative action on behalf of our company against, among other persons, a member of our board of directors or our executive management, provided that the circumstances of the act or omission giving rise to the claim of liability were not known to the shareholders at the time of such shareholder resolution, or if shareholders representing at least 10% of the share capital represented at the relevant general meeting has opposed such shareholder resolution. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a board member from liability altogether if such board member has acted in bad faith or has breached such board member's duty of loyalty to our company. Additionally, distribution of dividends from Danish companies to foreign companies and individuals can be subject to non-refundable withholding tax, and not all receiving countries allow for deduction. See "Material Danish Income Tax Consequences" for a more detailed description of the withholding tax. Also, the rights as a creditor may not be as strong under Danish insolvency law as under U.S. law or other insolvency law, and consequently creditors may recover less in the event our company is subject to insolvency compared to a similar case including a U.S. debtor. In addition, the use of the tax asset consisting of the accumulated tax losses requires that we are able to generate positive taxable income and the use of tax losses carried forward to offset against future income is subject to certain restrictions and can be restricted further by future amendments to Danish tax law. Finally, Danish corporate law may not provide appraisal rights in the case of a business combination equivalent to those generally afforded a shareholder of a U.S. company under applicable U.S. laws. For additional information on these and other aspects of Danish corporate law and our articles of association, see the section herein entitled "Description of Share Capital." As a result of these differences between Danish corporate law and our articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as an equity holder of our company than you would as a shareholder of a U.S. company.

You may not be able to exercise your right to vote the shares underlying your ADSs.

        ADS holders may only exercise voting rights with respect to the shares underlying their respective ADSs in accordance with the provisions of the deposit agreement, which provides that a holder may vote the shares underlying any ADSs for any particular matter to be voted on by our shareholders either by withdrawing the shares underlying the ADSs or, to the extent permitted by applicable law and as permitted by the depositary, by requesting a temporary registration as shareholder and authorizing the depositary to act as proxy. However, you may not know about the meeting far enough in advance to withdraw those shares, and after such a withdrawal you would no longer hold ADSs, but rather you would directly hold the underlying shares. You also may not know about the meeting far enough in advance to request a temporary registration.

        The depositary will try, as far as practical, to vote the shares underlying the ADSs as instructed by the ADS holders. In such an instance, if we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares or to withdraw your shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a proxy to a person designated by us to vote the shares underlying your ADSs. Voting instructions may be given only in respect of a number of ADSs representing an integral number of shares or other deposited securities. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise any right to vote that you may have with respect to the underlying shares, and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested. In addition, the depositary is only required to notify you of any particular vote if it receives notice from us in advance of the scheduled meeting. Our articles of association permits, in the case of general meetings, notice to be delivered within a shorter time span, in which case the depositary would not be required to provide you with notice of and access to such vote.

You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying shares.

        Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of shares is blocked to permit voting at a shareholders' meeting or we are paying a dividend on our shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities. See "Description of American Depositary Shares."

Future sales, or the perception of future sales, of a substantial number of our shares or ADSs could adversely affect the price of the ADSs, and actual sales of our equity will dilute shareholders and ADS holders.

        Future sales of a substantial number of our shares or ADSs, or the perception that such sales will occur, could cause a decline in the market price of the ADSs. Following the completion of this offering, based on the number of shares outstanding as of March 31, 2017, we will have 30,087,402 shares outstanding (assuming no exercise of the underwriters' over-allotment option). This includes the shares underlying the ADSs offered in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. A significant portion of the shares we have outstanding will be subject to the lock-up agreements described in the "Underwriting" section of this prospectus. If, after the period during which such lock-up agreements restrict sales of the ADSs and shares, these shareholders sell substantial amounts of shares or ADSs in the public market, or the market perceives that such sales may occur, the market price of the ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

If we issue shares in future financings, shareholders may experience dilution and, as a result, our share price may decline.

        We may from time to time issue additional shares at a discount from the trading price of our shares. As a result, our shareholders would experience immediate dilution upon the issuance of any of our shares at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preference shares or shares. If we issue shares or securities convertible into shares of our share capital, our ordinary shareholders would experience additional dilution and, as a result, our share price may decline.

Claims of U.S. civil liabilities may not be enforceable against us.

        We are incorporated under the laws of Denmark. Substantially all of our assets are located outside the United States. The majority of our board members and employees reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. securities laws.

        The United States and Denmark currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a U.S. court, whether or not predicated solely upon U.S. securities laws, would not be enforceable in Denmark.

        In order to obtain a judgment that is enforceable in Denmark, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim again with a court of competent jurisdiction in Denmark. The Danish court will not be bound by the judgment by the U.S. court, but the judgment may be submitted as evidence. It is up to the Danish court to assess the judgment by the U.S. court and decide if and to what extent the judgment should be followed. Danish courts are likely to deny claims for punitive damages and may grant a reduced amount of damages compared to U.S. courts.

        Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or members of our board of directors or our executive management, or certain experts named herein who are residents of Denmark or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

As a foreign private issuer and as permitted by the listing requirements of NASDAQ, we will rely on certain home country corporate governance practices rather than the corporate governance requirements of NASDAQ.

        We qualify as a foreign private issuer and have applied to have the ADSs listed on NASDAQ. As a result, in accordance with the listing requirements of NASDAQ, we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of NASDAQ. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently publish annual and quarterly reports on our website pursuant to the rules of Nasdaq Copenhagen and expect to file such financial reports on an annual and quarterly basis with the SEC, we will not be required to file such reports with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a domestic company would be required to file under the Exchange Act. Accordingly, there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

        In addition, the Listing Rules for the Nasdaq Stock Market, or the Nasdaq Listing Rules, for domestic U.S. issuers require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of board members and corporate governance matters. While we intend to comply with these requirements, we are permitted to follow home country practice in lieu of the above requirements. Danish law does not require that a majority of our board consist of independent directors or the implementation of a nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to the Nasdaq Listing Rules, or they may decide that it is in our interest not to have a compensation committee or nominating and corporate governance committee, or have such committees governed by practices that would not comply with the Nasdaq Listing Rules. We intend to follow home country practice with regard to, among other things, quorum requirements generally applicable to general meetings of shareholders. Danish law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in Denmark, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). In addition, our shareholders have authorized our board of directors to issue securities, including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, rights issues at or below market price, certain private placements, directed issues at or above market price, and issuance of convertible notes. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. For an overview of our corporate governance principles, see "Description of Share Capital." Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq Listing Rule requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Following the consummation of this offering, the determination of foreign private issuer status will be made annually on the last business day of our most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2018. There is a risk that we will lose our foreign private issuer status in the future.

        We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2016, an immaterial amount of our assets were located in the United States, although this may change if we expand our operations in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, which could also increase our costs.

U.S. holders of ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        Under the U.S. Internal Revenue Code of 1986, as amended, or Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets, including cash, consists of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Based on certain estimates of our gross income and gross assets, the latter determined by reference to the value of the ADSs and shares, we believe that we will not be classified as a PFIC for the taxable year ending December 31, 2017. However, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

        If we are a PFIC for any taxable year during which a U.S. Holder (as defined below) holds ADSs, a U.S. Holder may be subject to adverse tax consequences if a mark-to-market election or a qualified electing fund, or QEF, election has not been made with respect to its ADSs. A U.S. Holder may incur significant additional U.S. federal income taxes on income resulting from certain distributions on, or any gain from the disposition of, such ADSs, as such income generally would be allocated over the U.S. Holder's holding period for its ADSs. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC would be subject to tax as ordinary income earned in the current year, and all other amounts would be subject to tax at the highest rates of U.S. federal income taxation in effect for such years, with an interest charge then imposed on the resulting taxes in respect of such income. Furthermore, if we are a PFIC for any taxable year during which the U.S. Holder holds ADSs, dividends paid by us would not be eligible for preferential individual rates of U.S. federal income tax. In addition, U.S. Holders that own an interest in a PFIC are required to comply with certain reporting requirements.

        A U.S. Holder may in certain circumstances mitigate the adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a QEF, or, if shares of the PFIC are "marketable stock" for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. However, in the event that we are or become a PFIC, we do not intend to comply with the reporting requirements necessary to permit U.S. Holders to elect to treat us as a QEF. Furthermore, if a U.S. Holder were to make a mark-to-market election with respect to its ADSs, the U.S. Holder would be required to include annually in its U.S. federal taxable income (taxable at ordinary income rates) an amount reflecting any year end increase in the value of its ADSs. For further discussion of the U.S. federal income tax consequences if we were to be classified as a PFIC, see "Material U.S. Federal Income Tax Considerations."

As a result of becoming a public company, we will become subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act, and if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

        As a U.S. public company listed on NASDAQ, we will incur legal, accounting, and other expenses that we did not previously incur. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the

Dodd-Frank Wall Street Reform and Consumer Protection Act, the NASDAQ listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company" and/or a foreign private issuer. The Exchange Act would require that, as a public company, we file annual, semi-annual and current reports with respect to our business, financial condition and result of operations. However, as a foreign private issuer, we are not required to file quarterly and current reports with respect to our business and results of operations. We currently make annual, semiannual and quarterly reporting with respect to our listing on Nasdaq Copenhagen. Following the global offering, we intend to submit, on a quarterly basis, interim financial data to the Securities and Exchange Commission, or SEC, under cover of the SEC's Form 6-K.

        Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, our management will be required to assess and attest to the effectiveness of our internal control over financial reporting in connection with issuing our consolidated financial statements as of and for the year ending December 31, 2018. Section 404 also requires an attestation report on the effectiveness of internal control over financial reporting be provided by our independent registered public accounting firm beginning with our annual report following the date on which we are no longer an "emerging growth company", which may be up to five fiscal years following the date of this offering.

        The cost of complying with Section 404 will significantly increase and management's attention may be diverted from other business concerns, which could adversely affect our results of operations. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will further increase expenses. If we fail to comply with the requirements of Section 404 in the required timeframe, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and NASDAQ. Furthermore, if we are unable to attest to the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, and the market price of our shares and ADSs could decline. Failure to implement or maintain effective internal control over financial reporting could also restrict our future access to the capital markets and subject each of us, our directors and our officers to both significant monetary and criminal liability. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management's time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial position, results of operations and future growth prospects may be adversely affected.

We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect our business, investor confidence in our company and the market price of our shares and ADSs.

        In connection with our financial statement preparation process for the years ended December 31, 2016 and 2015, we have identified material weaknesses in the design and operating effectiveness of our internal controls over financial reporting, including lack of sufficient competencies related to IFRS and

SEC reporting knowledge for the purposes of timely and reliable financial reporting. Under the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a company's annual financial statements will not be prevented or detected on a timely basis. The material weaknesses identified by us relate to our existing processes to assess risk and to design and implement effective control activities over financial reporting. In particular, we do not have formalized risk assessment, oversight and compliance processes or formalized control descriptions for all of our key controls. Where control descriptions do exist, they do not necessarily include all relevant information to enable the operating effectiveness of such controls. It is not clear whether adequate controls are performed in all areas. Where control activities are dependent on certain information, which is referred to as our Information Used in a Control, or IUC, we currently do not perform or document controls to assess the completeness and accuracy of such information. We do not currently monitor control activities and identified control deficiencies; thus, we are unable to evaluate whether other deficiencies, individually or in combination, result in a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Further, restatements resulting from the correction of certain misstatements in our annual financial statements included in this prospectus have been identified. These restatements occurred due to the lack of sufficient overall review of the financial statements and lack of oversight of the application and implementation of accounting policies and accounting standards by the Company.

        We have initiated steps to remediate the material weaknesses and hired a Chief Accountant to further develop and implement formal policies, processes, internal controls and documentation relating to our financial reporting. We expect this project to be completed by the end of 2017, although the project may take longer than we currently expect and we may also discover future deficiencies.

        We may also discover future deficiencies or material weaknesses in our internal controls over financial reporting, including those identified through testing conducted by us pursuant to Section 404(a) of the Sarbanes-Oxley Act or subsequent testing by our independent registered public accounting firm when required pursuant to the Sarbanes-Oxley Act. Such deficiencies may be deemed to be significant deficiencies or material weaknesses and may require changes to our consolidated financial statements or identify other areas for further attention or improvement. Even if we are able to report our financial statements accurately and in a timely manner, if we do not make all necessary improvements to address any outstanding material weaknesses, continued disclosure of such significant deficiencies and material weaknesses may be required in future filings with the SEC, which may adversely affect our business, investor confidence in our company and the market price of our shares and ADSs.

Holders of the ADSs will not be able to exercise the pre-emptive subscription rights related to the shares that they represent, and may suffer dilution of their equity holding in the event of future issuances of our shares.

        Under the Danish Companies Act, our shareholders benefit from a pre-emptive subscription right on the issuance of shares for cash consideration only and not in the event of issuance of shares against non-cash contribution or debt conversion. Shareholders' pre-emptive subscription rights, in the event of issuances of shares against cash payment, may be disapplied by a resolution of the shareholders at a general meeting of our shareholders and/or the shares may be issued on the basis of an authorization granted to the board of directors pursuant to which the board may disapply the shareholders' pre-emptive subscription rights. At the extraordinary general meeting held on July 31, 2017, our shareholders agreed to waive their pre-emptive subscription rights with respect to the proposed authorization to our board of directors to effect the capital increase necessary to effectuate the offering. Such shares may be issued at or above market value or below market value in the case of rights issues or pursuant to a resolution of the shareholders. The absence of pre-emptive rights for existing equity holders may cause dilution to such holders.

        Furthermore, the ADS holders would not be entitled, even if such rights accrued to our shareholders in any given instance, to receive such pre-emptive subscription rights related to the shares that they represent. Rather, the depositary is required to endeavor to sell any such subscription rights that may accrue to the shares underlying the ADSs and to remit the net proceeds therefrom to the ADS holders pro rata. In addition, if the depositary is unable to sell rights, the depositary will allow the rights to lapse, in which case you will receive no value for these rights. Further, if we offer holders of our shares the option to receive dividends in either cash or shares, under the deposit agreement, ADS holders will not be permitted to elect to receive dividends in shares or cash, but will receive whichever option we provide as a default to shareholders who fail to make such an election.

We are a Danish company with limited liability. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

        We are, and will upon the consummation of this offering be, a Danish company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws governing companies incorporated in Denmark. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board is required by Danish law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. See "Description of Share Capital—Articles of Association and Danish Corporate Law."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "assume," "believe," "contemplate," "continue," "could," "due," "estimate," "expect," "goal," "intend," "may," "objective," "plan," "predict," "potential," "positioned," "seek," "should," "target," "will," "would," and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

        These forward-looking statements include, but are not limited to, statements about:

  •
  our expectations regarding the sales of Adlyxin and Soliqua100/33 in the United States, Lyxumia outside of the United States and Suliqua in the European Union;

  •
  our receipt of future milestone payments from our collaboration partners, and the expected timing of such payments;

  •
  our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

  •
  our expectations regarding the potential advantages of our product candidates over existing therapies;

  •
  our potential to enter into new collaborations;

  •
  our expectations with regard to our ability to develop additional product candidates using peptides and file Investigational New Drug Applications, or INDs, for such product candidates;

  •
  our expectations with regard to the willingness and ability of our current and future collaboration partners to pursue the development of our product candidates;

  •
  our development plans with respect to our product candidates;

  •
  our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

  •
  the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs;

  •
  the timing or likelihood of regulatory filings and approvals for our product candidates;

  •
  the commercialization and market acceptance of our product candidates;

  •
  our marketing and manufacturing capabilities;

  •
  the pricing of and reimbursement for our approved product candidates;

  •
  the implementation of our business model and strategic plans for our business, product candidates and technology;

  •
  our and our collaboration partners' ability to operate our businesses without infringing the intellectual property rights and proprietary technology of third parties;

  •
  the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

  •
  our analysis of our actual or potential patent infringement claims and the rights of our collaboration partners with respect to such claims;

  •
  estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

  •
  regulatory development in the United States, Europe and other jurisdictions;

  •
  our exposure to additional scrutiny as a U.S. public company;

  •
  our ability to effectively manage our anticipated growth;

  •
  our ability to attract and retain qualified employees and key personnel;

  •
  our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

  •
  our use of proceeds from this offering;

  •
  our financial performance; and

  •
  developments and projections relating to our competitors and our industry, including competing therapies.

        These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC, after the date of this prospectus. See "Where You Can Find More Information."

        In this prospectus, disclosures of aggregate milestone payments remaining to be paid with respect to out-licensed products are limited to those arising from programs that have been initiated.

 MARKET, INDUSTRY AND OTHER DATA

        This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our product and product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

        In addition, assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause our future performance to differ materially from our assumptions and estimates. See "Special Note Regarding Forward-Looking Statements."

 USE OF PROCEEDS

        We estimate that the net proceeds from the sale of 3,900,000 ADSs in this offering will be approximately $65.2 million (DKK 411.6 million), after deducting the underwriting commission and estimated offering expenses payable by us, based on an assumed initial public offering price of $19.30 per ADS, the U.S. dollar equivalent of the closing price of our shares on Nasdaq Copenhagen on August 1, 2017 of DKK 121.50, at the DKK/U.S. dollar exchange rate of 6.30 as of August 1, 2017 and an ADS-to-share ratio of 1:1. If the underwriters exercise their option to purchase additional ADSs in full, we estimate that the net proceeds to us from this offering will be approximately $75.7 million after deducting the underwriting commission and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $19.30 per ADS would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting commission and estimated offering expenses payable by us, by approximately $3.6 million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of ADSs we are offering. An increase (decrease) of 10% in the number of ADSs we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting commission and estimated offering expenses payable by us, by approximately $7.0 million, assuming the assumed initial public offering price stays the same.

        We intend to use the net proceeds from this offering, together with our existing cash resources, for the following purposes:

  •
  approximately $45 million to fund clinical trials and registration of glepaglutide as a treatment for SBS;

  •
  approximately $25 million to fund clinical trials and registration of dasiglucagon as single-dose rescue treatment for acute, severe hypoglycemia or "insulin shock;"

  •
  approximately $20 million to fund clinical trials of dasiglucagon as a multiple-dose version for use in a dual-hormone artificial pancreas system for improved hypoglycemia control and better diabetes management;

  •
  approximately $10 million to fund clinical trials of dasiglucagon as a multiple-dose version for use in a single-hormone pump for the treatment of congenital hyperinsulinism; and

  •
  the remainder to advance in-house, as well as in-licensed, research projects into preclinical and clinical development, to fund working capital, and for general corporate purposes which may include funding for new research and development activities, the hiring of additional personnel, capital expenditures and the costs of operating as a public company.

        Our expected use of the net proceeds from this offering represents our current intentions based upon our present plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular of the net proceeds of this offering or the amounts that we will actually spend on the uses set forth above. To the extent that the net proceeds from this offering are less than those implied by the maximum aggregate offering price registered on the fee table to the registration statement of which this prospectus forms a part, we would intend to reduce each use of proceeds specified above pro rata such that the aggregate use of proceeds is less than or equal to the net proceeds of this offering together with our existing cash resources. The amounts and timing of our actual use of net proceeds will vary based on numerous factors, including our ability to obtain additional financing, the relative success and cost of our research, preclinical and clinical development programs, and whether we enter into collaborations with third parties in the future. As a result, management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. See "Risk Factors—Risks Related to this Offering—We have broad discretion over the use of the net proceeds from this offering and may use them in ways with which you do not agree and in ways that may not enhance our operating results or the price of our ADSs."

        Pending our application of the net proceeds from this offering as described above, we plan to invest such proceeds in short- and intermediate-term interest-bearing obligations and certificates of deposit.

 DIVIDEND POLICY

        We have never declared or paid any cash dividends on our shares and we do not anticipate paying any cash dividends on our shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination related to our dividend policy and the declaration of any dividends will be made at the discretion of our board of directors and will depend on a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

        To understand how any future determination by us regarding the payment of dividends would affect you as a holder of ADSs, please see the section of this prospectus entitled "Description of American Depositary Shares—Dividends and Other Distributions."

Legal and Regulatory Requirements

        In accordance with the Danish Companies Act, or DCA, dividends, if any, are declared with respect to a financial year at the annual general meeting of shareholders in the following year, where the statutory annual report (which includes the audited financial statements) for that financial year is approved. Further, our shareholders may resolve at a general meeting to distribute interim dividends and our board of directors may, pursuant to an authorization that will be granted to it by our shareholders prior to completion of this offering, resolve to distribute interim dividends. Any resolution to distribute interim dividends within six months of the date of the statement of financial position as set out in our latest adopted annual report must be accompanied by the statement of financial position from our latest annual report or an interim statement of financial position which must be reviewed by our auditor. If the decision to distribute interim dividends is passed more than six months after the date of the statement of financial position as set out in our latest adopted annual report, an interim statement of financial position must be prepared and reviewed by our auditor. The statement of financial position or the interim statement of financial position, as applicable, must show that sufficient funds are available for distribution. Dividends may not exceed the amount recommended by the board of directors for approval by the general meeting of shareholders. Moreover, dividends and interim dividends may only be made out of distributable reserves and may not exceed what is considered sound and adequate with regard to our financial condition or be to the detriment of our creditors and such other factors as the board of directors may deem relevant.

        In accordance with the DCA, share buybacks, if any, may only be carried out by the board of directors using funds that could have been distributed as dividends at the latest annual general meeting of shareholders. Any share buyback must be conducted in accordance with an authorization obtained at a general meeting of our shareholders. The authorization must be granted for a defined period of time not exceeding five years. In addition, the authorization must specify the maximum permitted value of treasury shares as well as the minimum and maximum amount that we may pay as consideration for such shares. A decision by our board of directors to engage in share buybacks, if any, will be made in accordance with the factors applicable to dividend payments set forth above.

        At our annual general meeting of shareholders held on April 5, 2017, our board of directors was authorized, until our next annual general meeting, to purchase up to 10% of our shares at a price that deviates no more than 10% from the quoted price by Nasdaq Copenhagen. Prior to our board of directors' approval of the offer price and the issuance of ADSs being offered by this prospectus, at an extraordinary general meeting held on July 31, 2017, our shareholders have expanded this authorization to our board of directors to also cover the acquisition of ADSs, which can then be surrendered to The Bank of New York Mellon, as our depositary, enabling us to take delivery of the underlying shares represented by such ADSs and subsequently cancel the shares.

        See "Material Danish Income Tax Considerations" for a description of Danish withholding taxes and certain other Danish considerations relevant to the purchase or holding of shares and ADSs and "Material U.S. Federal Income Tax Considerations" for a description of U.S. federal income tax considerations relevant to the purchase or holding of shares and ADSs.

CAPITALIZATION

        The following table sets forth our capitalization and cash and cash equivalents as of March 31, 2017 on an actual basis; and on a pro forma basis to give effect to the issuance of 3,900,000 ADSs, representing 3,900,000 shares, in this offering at an assumed initial public offering price of $19.30 per ADS, the U.S. dollar equivalent of the closing price of our shares on Nasdaq Copenhagen on August 1, 2017 of DKK 121.50, at the DDK/U.S. dollar exchange rate of 6.30 as of August 1, 2017 and an ADS-to-share ratio of 1:1, after deducting the underwriting commission and estimated offering expenses payable by us (excluding the potential exercise by the underwriters of their over-allotment option).

        Actual data as of March 31, 2017 in the table below is derived from our unaudited condensed consolidated interim financial statements. The pro forma data included in the table below is unaudited. You should read this information together with our unaudited condensed consolidated interim financial statements appearing elsewhere in this prospectus and the information set forth under the headings "Selected Consolidated Financial Data," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2017
(in millions)	Actual		Pro forma(2)
	$(1)	DKK	$(1)	DKK
Cash and cash equivalents	59.0	410.3	118.1	821.8
Restricted cash	1.0	6.7	1.0	6.7

Total Cash, Cash Equivalents and Restricted Cash	59.9	417.0	119.1	828.5

Royalty bond	23.2	161.5	23.2	161.5

Total Debt	31.8	221.5	31.8	221.5
Share capital	3.8	26.2	4.3	30.1
Share premium	207.2	1,442.1	265.9	1,849.7
Retained (losses)	(174.6)	(1,215.5)	(174.7)	(1,215.5)

Total Equity	36.3	252.7	95.5	664.2

Total Capitalization	68.1	474.2	127.3	885.7

(1)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.96 per $1.00, which was the rounded official exchange rate of such currencies as of March 31, 2017.

(2)
A $1.00 increase (decrease) in the assumed initial public offering price of $19.30 per ADS, the U.S. dollar equivalent of the closing price of our shares on Nasdaq Copenhagen on August 1, 2017 of DKK 121.50, at the DKK/U.S. dollar exchange rate of 6.30 as of August 1, 2017 and an ADS-to-share ratio of 1:1, would increase (decrease) the amount of cash and cash equivalents and share equity as of March 31, 2017 after this offering by approximately DKK 22.8 million ($3.6 million), the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting commission and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. An increase (decrease) of 10% in the number of ADSs we are offering would increase (decrease) the amount of cash and cash equivalents and share equity as of March 31, 2017 after this offering by approximately DKK 44.1 million ($7.0 million), assuming the assumed initial public offering price per ADS remains the same, after deducting the underwriting commission and estimated offering expenses payable by us. The pro forma information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

 DILUTION

        If you invest in the ADSs in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ADS in this offering and the net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ADS. As of March 31, 2017, we had a historical net tangible book value per ADS of $1.39, or DKK 9.64 per share. Our net tangible book value per share represents total consolidated tangible assets less total consolidated liabilities, all divided by the number of shares outstanding as of March 31, 2017.

        After giving effect to the sale of ADSs in this offering at an assumed initial public offering price of $19.30 per ADS, the U.S. dollar equivalent of the closing price of our shares on Nasdaq Copenhagen on August 1, 2017 of DKK 121.50, at the DDK/U.S. dollar exchange rate of 6.30 as of August 1, 2017 and an ADS-to-share ratio of 1:1, and after deducting the underwriting commission and estimated offering expenses, our pro forma net tangible book value at March 31, 2017 would have been $3.37 per share, or $3.37 per ADS. This represents an immediate increase in pro forma net tangible book value of $1.99 per share to existing shareholders and an immediate dilution of $15.93 per ADS to new investors. The following table illustrates this dilution per ADS:

Assumed initial public offering price per ADS	$19.30
Historical net tangible book value per ADS as of March 31, 2017(1)	1.39
Increase in pro forma net tangible book value per ADS attributable to new investors	1.99

Pro forma net tangible book value per ADS after this offering	3.37

Dilution per ADS to new investors participating in this offering	$15.93

(1)
Based on the historic net tangible book value per share as of such date.

        A $1.00 increase (decrease) in the assumed initial public offering price of $19.30 per ADS, the U.S. dollar equivalent of the closing price of our shares on Nasdaq Copenhagen on August 1, 2017 of DKK 121.50, at the DKK/U.S. dollar exchange rate of 6.30 as of August 1, 2017 and an ADS-to-share ratio of 1:1, would increase (decrease) our pro forma net tangible book value as of March 31, 2017, after this offering by approximately DKK 0.76 per share, or $0.12 per ADS, and would increase (decrease) dilution to investors in this offering by $0.88 per ADS assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting commission and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. An increase (decrease) of 10% in the number of ADSs we are offering would increase (decrease) our pro forma net tangible book value as of March 31, 2017 after this offering by approximately DKK 1.46 per share ($0.23), or approximately $0.23 per ADS, and would decrease (increase) dilution to investors in this offering by approximately $0.23 per ADS, assuming the assumed initial public offering price per ADS remains the same, after deducting the underwriting commission and estimated offering expenses payable by us. The pro forma information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. If the underwriters fully exercise their option to purchase additional ADSs, pro forma net tangible book value after this offering would increase to approximately $3.72 per ADS, and there would be an immediate dilution of approximately $15.58 per ADS to new investors.

        We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our equity holders.

        The following table shows, as of March 31, 2017, on a pro forma basis, the number of ADSs purchased from us, the total consideration paid to us and the average price paid per share by existing shareholders and by new investors purchasing ADSs in this offering at an assumed initial public offering price of $19.30 per ADS, the U.S. dollar equivalent of the closing price of our shares on Nasdaq Copenhagen on August 1, 2017 of DKK 121.50, at the DKK/U.S. dollar exchange rate of 6.30 as of August 1, 2017 and an ADS-to-share ratio of 1:1, before deducting the underwriting commission and estimated offering expenses payable by us (in thousands, except share and per share amounts and percentages):

	Shares or ADSs(1) Purchased		Total Consideration
					Average Price Per Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders	26,151,865	87%	$210,983,769	74%	$8.07	$8.07
New Investors	3,900,000	13%	$75,270,000	26%	$19.30	$19.30
Total	30,051,865	100%	$286,253,769	100%	$9.53	$9.53

(1)
Each ADS represents one ordinary share.

        The number of shares and ADSs outstanding after this offering is based on the number of shares outstanding as of June 30, 2017, and excludes up to 2,115,668 shares that may be issued upon the exercise of outstanding warrants, and assumes no exercise of the underwriters' option to purchase up to 585,000 additional ADSs.

 EXCHANGE RATE INFORMATION

        Our business is primarily conducted in Denmark, and we prepare our consolidated financial statements in Danish kroner. For your convenience, we have presented select financial information in U.S. dollars in the sections in this prospectus entitled "Summary Consolidated Financial Data," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Results of Operations" and in certain other sections of this prospectus. For the convenience of the reader, this prospectus also includes other translations from DKK to U.S. dollars and U.S. dollars to DKK. Unless otherwise indicated, translations from DKK to U.S. dollars and from U.S. dollars to DKK in this prospectus were made at the rate of DKK 6.96 per $1.00, the rounded official exchange rate quoted as of March 31, 2017, by Danmarks Nationalbank. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of DKK at the dates indicated. On August 1, 2017, the exchange rate was DKK 6.30 per $1.00.

        The following table presents information on the exchange rates between the DKK and the U.S. dollar for the periods indicated, as published by Danmarks Nationalbank. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our consolidated financial statements and other financial data included in this prospectus.

	Period-end	Average for Period	Low	High
	(DKK per U.S. dollar)
Year Ended December 31,
2015	6.8300	6.7269	6.1807	7.0806
2016	7.0528	6.7327	6.5220	7.1732
Month Ended:
January 31, 2017	6.9152	7.0057	6.9152	7.1585
February 28, 2017	7.0144	6.9862	6.8818	7.0705
March 31, 2017	6.9572	6.9598	6.8330	7.0702
April 30, 2017	6.8054	6.9335	6.8054	7.0300
May 31, 2017	6.6302	6.7329	6.6203	6.8509
June 30, 2017	6.5165	6.6240	6.1560	6.6747
July 31, 2017	6.3413	6.4612	6.3402	6.5645

 MARKET INFORMATION

        Our ordinary shares have been trading on Nasdaq Copenhagen under the symbol "ZEAL" since November 23, 2010. Prior to that date, there was no public trading market for our ADSs or our ordinary shares. Our global offering in November 2010 was priced at DKK 86 (or $13.14) per ordinary share on November 23, 2010. The following table set forth the reported high and low sale prices per ordinary share in DKK for the periods indicated.

Per Share
Period	High	Low
Annual
2015	DKK 168.50	DKK 80.00
2016	DKK 154.50	DKK 87.00
Quarterly
First Quarter 2016	DKK 154.50	DKK 92.50
Second Quarter 2016	DKK 140.00	DKK 107.50
Third Quarter 2016	DKK 131.00	DKK 98.50
Fourth Quarter 2016	DKK 126.50	DKK 87.00
Monthly
January 31, 2017	DKK 124.00	DKK 106.50
February 28, 2017	DKK 122.00	DKK 114.50
March 31, 2017	DKK 117.50	DKK 105.00
April 30, 2017	DKK 128.00	DKK 117.00
May 31, 2017	DKK 127.00	DKK 115.00
June 30, 2017	DKK 130.50	DKK 118.50
July 31, 2017	DKK 140.00	DKK 125.00

        On August 1, 2017, the last reported sale price of the ordinary shares on Nasdaq Copenhagen was DKK 6.30 per share.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables present selected consolidated financial data of our business. We derived the selected consolidated income statement data for the years ended December 31, 2016 and 2015 and the selected consolidated statement of financial position data as of December 31, 2016 and 2015 from our audited consolidated financial statements, which have been restated as discussed in Note 1 of such consolidated financial statements, included elsewhere in this prospectus. We derived the summary consolidated income statement data for the three months ended March 31, 2017 and 2016 and the summary consolidated statement of financial position data as of March 31, 2017 from our unaudited condensed consolidated interim financial statements, which have been restated as discussed in Note 1 of such unaudited condensed consolidated interim financial statements, included elsewhere in this prospectus. We maintain our books and records in DKK, and prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results.

Consolidated Income Statements Data

	Year Ended December 31,			Three Months Ended March 31,
(in millions, except for share data)	2016		2015(1)	2017	2017	2016(1)
	$(2)	DKK	DKK	$(2)	DKK	DKK
Revenue	33.7	234.8	187.7	11.1	77.6	6.7
Royalty expenses	(4.5)	(31.5)	(22.3)	(1.5)	(10.5)	(0.9)
Research and development expenses	(38.5)	(268.2)	(217.7)	(8.7)	(60.7)	(63.7)
Administrative expenses	(7.5)	(52.5)	(41.8)	(1.4)	(9.9)	(7.5)
Other operating income	0.2	1.7	12.8	—	0.1	0.9

Operating loss	(16.6)	(115.7)	(81.3)	(0.5)	(3.3)	64.5
Financial income	0.1	0.6	3.9	0.1	0.8	0.8
Financial expenses	(6.4)	(44.4)	(42.4)	(3.6)	(25.2)	(15.2)

Loss before tax	(22.9)	(159.4)	(119.8)	(4.0)	(27.7)	(78.9)
Income tax benefit	0.8	5.5	5.9	0.2	1.4	1.1

Net loss for the period	(22.1)	(153.9)	(114.0)	(3.8)	(26.3)	(77.8)

Loss per share
Basic loss per share	(0.9)	(6.33)	(4.94)	(0.15)	(1.03)	(3.27)
Diluted loss per share	(0.9)	(6.33)	(4.94)	(0.15)	(1.03)	(3.27)

(1)
Our financial statements for the year ended December 31, 2015 and for the three months ended March 31, 2016 have been restated for the correction of certain misstatements. See Note 1 to our consolidated financial statements for the year ended December 31, 2015 and Note 1 to our unaudited condensed consolidated interim financial statements.

(2)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.96 per $1.00, which was the rounded official exchange rate of such currencies as of March 31, 2017.

 Consolidated Statement of Financial Position Data

	As of March 31,		As of December 31,
	2017		2016
(in millions)	$(1)	DKK	DKK
Cash and cash equivalents	59.0	410.3	323.3
Restricted cash	1.0	6.7	318.7
Total assets	68.1	474.2	694.6
Share premium	207.2	1,442.1	1,441.3
Retained (losses)	(174.6)	(1,215.5)	(1,189.2)
Total equity	36.3	252.7	278.2
Non-current liabilities	18.2	126.5	328.9
Current liabilities	13.6	95.0	87.6
Total equity and liabilities	68.1	474.2	694.6

(1)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.96 per $1.00, which was the rounded official exchange rate of such currencies as of March 31, 2017.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. The following discussion is based on our financial information prepared in accordance with IFRS, as issued by the IASB, which might differ in material respects from accounting principles generally accepted in other jurisdictions, including accounting principles generally accepted in the United States. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. All currency translations are provided solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.96 per $1.00, which was the rounded official exchange rate of such currencies as of March 31, 2017.

Overview

        We are a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Our portfolio includes two approved products for the treatment of type 2 diabetes: (i) lixisenatide, which has been approved by the U.S. Food and Drug Administration, or FDA, and is marketed in the United States under the brand name Adlyxin and which has been approved by the European Medicines Agency, or EMA, and by other regulatory authorities outside the United States where it is marketed under the brand name Lyxumia, and (ii) a combination of lixisenatide with Lantus, the brand name of insulin glargine developed by Sanofi S.A., or Sanofi, which has been approved by the FDA and is marketed in the United States under the brand name Soliqua100/33, and has been approved by the EMA and launched in the Netherlands under the brand name Suliqua. Suliqua is expected to be launched in certain other European countries beginning in the second half of 2017.

        Lyxumia had global sales of €32.7 million ($37.3 million) in 2016. For the six months ended June 30, 2017, Adlyxin / Lyxumia had combined global sales of €13.9 million ($15.8 million) and Soliqua 100/33 / Suliqua had combined global sales of €9.1 million ($10.4 million).

        In addition to these currently approved and marketed products, we also have a pipeline of other product candidates in various stages of pre-clinical and clinical development targeting gastrointestinal, metabolic and other specialty disease areas with significant unmet medical needs. In-house inventions are the basis of our portfolio, demonstrating our ability to discover and develop innovative peptide-based product candidates with favorable therapeutic profiles.

        We currently focus on gastrointestinal, metabolic and other specialty diseases where we believe that the present standard of care is inadequate and where we believe that we have the resources to advance our peptide-based product candidates into the later stages of clinical development, including registration and, potentially, commercialization, while opportunistically considering partnership relationships that may arise. In addition, we are looking to focus our efforts on drug candidates that may qualify for orphan / rare disease status. Our research and development, or R&D, organization is structured to enable dynamic collaboration across various functions and project teams at each stage of discovery and development, allowing us to advance promising opportunities quickly and take advantage of our extensive knowledge of peptide design and product development.

        We are a company of approximately 118 full-time equivalent employees as of March 31, 2017, based entirely in Denmark. We are comprised of a Danish incorporated parent company, Zealand Pharma A/S, and four wholly-owned subsidiaries, including a Danish limited partnership subsidiary incorporated in Denmark, ZP SPV 1 K/S.

        We currently derive revenue primarily from milestone income and royalty income based on net sales by Sanofi of Lyxumia and since January 2017, Adlyxin and Soliqua100/33. We expect revenue to increase in the future as a result of sales of Soliqua100/33 and Adlyxin in the United States and of Suliqua in the EU. Our future revenue will be further dependent on the potential marketing and sale of our product candidates and milestone and other payments from our license partners triggered by development and regulatory events. However, the successful development of our product candidates is highly uncertain. We believe that significant investment in product development is necessary to be competitive and we plan to continue these investments in order to be in a position to realize the potential of our product candidates. We cannot reasonably estimate or know the nature, timing and projected costs of the efforts that will be necessary to develop or commercialize our product candidates, or the period, if any, in which material net cash flows may commence from any of our product candidates in development. This uncertainty is due to the risks and uncertainties associated with developing drugs, including the uncertainties related to:

  •
  the scope, rate of progress and expense of our clinical trials and other R&D activities;

  •
  our ability to obtain adequate supplies for our product candidates required for later stage clinical trials, including from third party manufacturers;

  •
  our ability to obtain and retain collaboration partners for our product candidates;

  •
  the potential benefits of our product candidates over other products;

  •
  our ability to market, commercialize and achieve market acceptance of any of our internal product candidates or product candidates we may develop in the future;

  •
  future clinical trial results;

  •
  the terms and timing of regulatory approvals; and

  •
  the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

        A change in the outcome of any of these variables with respect to the development of a product candidate could result in a significant change in the costs and timing associated with the development of that product candidate.

        We expect our administrative and R&D expenses to increase in the future as we continue to develop our product candidates, which we expect will result in a higher level of activity, and continue to build and strengthen our team. The magnitude of any increase in our R&D spending will depend on factors such as the results of our ongoing preclinical studies and clinical trials, the size, structure and duration of any follow-on clinical programs that we may initiate, and the cost associated with producing our product candidates on a large-scale basis for later-stage clinical trials. Furthermore, if the FDA, the EMA or other comparable regulatory authorities were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of the clinical development of our product candidates, or if we experience significant delays in the enrollment of patients in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

        Our total annual R&D spending was DKK 268.2 million ($38.5 million) in 2016 and DKK 217.7 million in 2015. During 2015 and 2016, with respect to our internal pipeline, we conducted one Phase 2 clinical trial relating to Danegaptide (a former product candidate we are no longer advancing), one Phase 2 and two Phase 1 clinical trials relating to dasiglucagon and one Phase 2 clinical trial relating to Glepaglutide, which is still ongoing. We expect to incur increasing costs for clinical trials as our internal product candidates advance in clinical development. We expect to continue to invest in our pipeline as well as in earlier development stage research projects.

Financial Operations Overview

        In 2016, we generated revenue of DKK 234.8 million ($33.7 million) and recognized operating losses of DKK 115.7 million ($16.6 million) and net losses of DKK 153.9 million ($22.1 million), as compared to revenue of DKK 187.7 million, operating losses of DKK 81.3 million and net losses of DKK 114.0 million in 2015.

Revenue

        Our revenue is primarily comprised of license payments, milestone payments and royalty income. License payments are recognized upon transfer of the associated licensing rights at the point at which risks and rewards have transferred. Milestone payments are related to the collaborative research agreements with commercial partners and are recognized in accordance with the agreements. Royalty income from licenses is based on third-party sales of licensed products and is recognized in accordance with contract terms in the period that the sales occur.

        Our revenue has varied and is expected to continue to vary substantially from quarter to quarter and year to year, depending upon the structure and timing of milestone events and related payments, market approval, market acceptance and sales of Adlyxin / Lyxumia and Soliqua100/33 / Suliqua, the development and marketing strategies of collaboration partners and licensees from whom we may be entitled to receive royalties and other payments and competing products and market developments.

        We have entered into collaboration and licensing partnerships and licensing agreements with various pharmaceutical companies, pursuant to which we have been, and are expected to be, entitled to milestone payments upon achieving pre-determined development and regulatory events and to royalty payments and sales-based milestones after the commercialization of our product candidates. To date, the majority of the revenue we have received has been comprised of payments received upon entering into collaboration and licensing arrangements, payments upon extending such arrangements to cover additional product candidates and payments received upon the product candidates meeting certain regulatory and development milestones. We have also received research funding recognized as other income from our collaboration partner BI and from public grants for certain of our academic research staff.

        In addition, since 2013, we have been entitled to royalty payments from our collaboration partner Sanofi in respect of sales of Lyxumia outside the United States. Following the approval by the FDA and subsequent commercialization by Sanofi, we are also entitled to royalty payments from Sanofi in respect of net sales of Adlyxin and Soliqua100/33 in the United States and Suliqua in the EU. We will generally be entitled to royalty payments on the sales of products that include our product candidates that may ultimately be developed and commercialized under our collaboration and licensing agreements.

        With regard to our multiple component agreements discussed below, where the individual components cannot be separated, revenue is recognized over the period of the agreement. In addition, recognition requires that all material risks and benefits related to the use of our intellectual property included in the collaboration are transferred to the collaboration partner.

        If all risks and benefits have not been transferred, the revenue is recognized as deferred income until all components of the transaction have been completed.

Sanofi License Agreement

        Pursuant to the Sanofi License Agreement, we have granted to Sanofi an exclusive global license of our interests in the patents and know-how required to (i) make, or have made, lixisenatide, together with its salts, prodrugs, metabolites, fragments and other derivatives and (ii) make, or have made, develop, register, market, sell and distribute any pharmaceutical preparation or cell therapy product or other product containing or releasing lixisenatide, in each case, for the prevention of and treatment of type 2 diabetes and any other indication in humans and other species. As part of the Sanofi License Agreement, we agreed not to conduct research or development of lixisenatide, nor may we grant any license under the licensed patents and know-how to any party other than Sanofi.

        In 2015, we recognized $20.0 million or DKK 136.6 million in revenue from development milestones from Sanofi under the Sanofi License Agreement in connection with the submission of an NDA for Soliqua100/33 / Suliqua to the FDA. In 2015, we recognized $4.1 million or DKK 28.6 million in royalty income, which reflected net sales of Lyxumia of €38.3 million. In 2016, we recognized $30.0 million or DKK 208.7 million, in revenue from development milestone payments from Sanofi under the Sanofi License Agreement in connection with the FDA approval of Adlyxin and Soliqua100/33 and recognized royalty income from Sanofi of DKK 24.3 million based on sales of Adlyxin / Lyxumia of €32.7 million ($37.3 million) in 2016.

        In 2016, revenue from Sanofi represented 99% of our total revenue, as compared to 88% in 2015. The increase of the share of total revenue from Sanofi in 2016 was primarily due to the increase in milestone revenue from Sanofi when Adlyxin and Soliqua100/33 were approved by the FDA in July and November of 2016, respectively, as well as the fact that there were no major milestones from other partnerships recognized in 2016.

        See "Business—Material Contracts—Sanofi License Agreement for Lixisenatide."

Boehringer Ingelheim License Agreements

        In June 2011, we entered into an exclusive worldwide license, research and development collaboration agreement with BI, or the 2011 BI License Agreement to advance novel glucagon/GLP-1 dual acting peptide receptor agonists, or GGDAs, for the treatment, prevention and diagnosis of all human and animal diseases, with a primary research focus on patients with type 2 diabetes and obesity. Under the terms of the 2011 BI License Agreement, the term of which was extended by the parties in June 2014 the parties collaborate on a research project related to new GGDA compounds.

        In July 2014, we entered into a separate exclusive worldwide license, research and development collaboration agreement with BI, or the 2014 BI License Agreement, for the development of certain therapeutic peptides. The 2014 BI License Agreement also provides for a research term of up to four and a half years to research a specific therapeutic peptide project from our portfolio of preclinical programs, with the aim of developing one or more novel drugs for the treatment, prevention and diagnosis of all human and animal diseases, with a primary research focus on cardio-metabolic diseases. We were contracted to conduct research activities in accordance with the research plan resulting from the 2014 BI License Agreement, with BI covering research costs up to €3 million. In October 2015, BI selected our novel peptide therapeutic, a long-acting amylin analog, to be advanced into preclinical development under the 2014 BI License Agreement. Pursuant to the 2014 BI License Agreement, we have worked with BI to advance the therapeutic peptides arising from this research collaboration into preclinical development.

        We are eligible to receive amounts in connection with the signature of the 2014 BI License Agreement and development milestones for products now under development of up to €295 million (of which €287 million is outstanding) for the first compound to be developed and marketed under this collaboration. We are also eligible to receive additional milestones, reduced by 50%, in respect of the second and third products advanced under this collaboration, plus tiered royalties in the mid-single to low double-digit percentages on global sales of products arising from this collaboration. We retain co-promotion rights in Scandinavia and are not eligible for royalty payments in those countries if we exercise such rights. The 2014 BI License Agreement continues for as long as BI's royalty obligations continue, unless earlier terminated. Upon expiration, BI has a perpetual non-exclusive right to develop and commercialize the product. Either party may terminate for the other's material breach, insolvency or patent challenge of the other party's patents. BI may terminate the agreement at will upon 180 days' notice.

        In 2015, we received a €3 million payment from BI, which was recognized by us as DKK 22.4 million in revenue from milestone payments from BI in connection with the selection of a first preclinical product candidate under the 2014 BI License Agreement. In 2016, we recognized no revenue from BI, as no milestone event was reached. No product candidates out-licensed to BI are currently marketed and accordingly, we have not recognized any royalty payments to date under our licensing agreements with BI.

        In 2016, revenue from BI represented 0% of our total revenue, as compared to 12% in 2015. The decrease in the share of the total revenue from BI in 2016 was primarily because we did not recognize any milestone payments in 2016 under these agreements.

        See "Business—Material Contracts—Licensing Agreements with Boehringer Ingelheim."

Protagonist Therapeutics License Agreement

        In 2012, we entered into an agreement with Protagonist Therapeutics, Inc., or Protagonist Therapeutics. This research collaboration was terminated in 2014, however, under the terms of the terminated agreement we are entitled to receive up to $15 million in milestone payments, if certain milestone events occur.

        In 2016, we received DKK 1.6 million in revenue from a milestone payment received from Protagonist Therapeutics in connection with their nomination of PTG-300, a novel hepcidin mimetic, as a development candidate. In July 2017, we received a milestone payment of $250,000 from Protagonist Therapeutics following the initiation of a Phase 1 clinical trial to evaluate the safety, tolerability and pharmacokinetics of PTG-300 in healthy volunteers.

Expenses

Royalty Expenses

        Royalty expenses are comprised of contractual amounts due to third parties that are derived from the milestone payments and royalty income earned from the corresponding collaboration agreements.

        Based on contractual arrangements, we are obliged to make royalty payments to certain third parties calculated based on revenues earned from certain other parties. At the time of the dissolution of a former joint venture that we had with, among others, Elan Corporation plc, or Elan, that is now governed by a termination agreement with Alkermes plc, or Alkermes (as successor in interest to the Elan business), we agreed to pay to Alkermes plc, or Alkermes, royalties of 13% on all revenue related to lixisenatide under the Sanofi License Agreement. In addition, we pay 0.5% of the total amounts we receive in connection with our SIP modified peptides to one of the inventors of our SIP technology. The royalty to be paid to this inventor is calculated on the basis of all amounts we receive, including license payments, milestone payments and sales.

Research and Development Expenses

        Our R&D expenses include internal costs relating to our R&D department as well as external costs relating to studies performed by external suppliers and collaboration partners. A major driver of the external costs are costs for clinical trials run by CROs. During 2015 and 2016, in respect of our internal pipeline, we conducted one Phase 2 clinical trial relating to Danegaptide (a former product candidate that we are no longer advancing), one Phase 2 and two Phase 1 clinical trials relating to dasiglucagon and one Phase 2 clinical trial relating to Glepaglutide, which is still ongoing. We expect to incur increasing costs for clinical trials as our internal product candidates, dasiglucagon and glepaglutide, advance in clinical development.

        As our R&D expenses to date do not qualify for capitalization under IAS 38, Intangible Assets, all of our R&D expenses are recognized in the period in which they are incurred.

        Our R&D expenses consist primarily of:

  •
  salaries for our R&D staff and related expenses, including expenses related to cash bonuses and warrant programs to such personnel;

  •
  fees paid to contract manufacturers in conjunction with the production of clinical compounds, drug substances and drugs;

  •
  fees and other costs paid to CROs in conjunction with additional preclinical studies and the performance of clinical trials;

  •
  costs of related facilities, equipment and other overhead expenses have been determined to be directly attributable to R&D;

  •
  overhead expenses have been allocated to R&D or administrative expenses based on the number of employees in each respective department, determined based on the respective employees associated undertakings;

  •
  costs associated with obtaining and maintaining patents for intellectual property; and

  •
  depreciation of capital assets used to develop its drug candidates.

        Our R&D expenses may vary substantially from period to period based on the timing of our R&D activities, including timing due to regulatory approvals and enrollment of patients in clinical trials.

Administrative Expenses

        Our administrative expenses consist primarily of salaries for personnel other than R&D staff, including expenses related to cash bonus and warrant programs to such personnel. Also included are expenses related to our premises, operating leases and investor relations. Overhead expenses have been allocated to R&D or administrative expenses based on the number of employees in each respective department, determined based on the respective employees' associated undertakings.

Other Operating Income

        Other operating income is comprised of research funding from business partners and government grants. Research funding is recognized in the period in which the research activities have been performed. Government grants are recognized when there is reasonable assurance that we will comply with the conditions attached to it and that the grant will be received. Government grants are included in other operating income as the grants are considered to be cost refunds.

Financial Income

        Financial income is recognized in the income statement in the period in which they are earned. Financial income includes interest from trade receivables, as well as realized and unrealized exchange rate adjustments.

Financial Expenses

        Financial expenses are recognized in the income statement in the period in which they are incurred. Financial expenses include interest expenses, as well as realized and unrealized exchange rate adjustments. Further, expenses related to the ZP SPV Notes (as defined below) are amortized over the expected duration of the bond and recognized as financial expenses.

ZP SPV Notes (Royalty Bond)

        On December 12, 2014, our wholly owned subsidiary, ZP SPV, issued $50 million of 9.375% Senior Secured Notes due March 15, 2026, or the ZP SPV Notes. The ZP SPV Notes are non-dilutive, limited-recourse royalty bonds secured by 86.5% of the annual royalty payments from sales of Adlyxin / Lyxumia received under the Sanofi License Agreement. The ZP SPV Notes bear interest at a rate of 9.375% per annum. Pursuant to the terms of the ZP SPV Notes, repayment of amounts due will come from royalty payments received in respect of Adlyxin / Lyxumia with no recourse to future royalty revenue on other out-licensed product candidates, including Soliqua100/33 / Suliqua. The ZP SPV Notes initially required us to maintain a collateral reserve account securing our payment obligations thereunder, and that such collateral reserve account be funded by certain milestone payments related to both Adlyxin / Lyxumia and Soliqua100/33 / Suliqua. On March 15, 2017 we amended the ZP SPV Notes to provide for the redemption of $25 million of the ZP SPV Notes at premium of 103% of the notes being redeemed. The amendment to the ZP SPV Notes provides that, following such redemption, the remaining $25 million will be payable in full on March 15, 2021, subject to early redemption rights and conditions that ZP SPV holds as the issuer of the notes. Following our amendment of the ZP SPV Notes and the concurrent redemption, the remaining $26.2 million held as collateral for the ZP SPV Notes in the collateral reserve account was released to us from Restricted Cash into cash and cash equivalents. Additionally, on March 15, 2017, we issued a guarantee in favor of the trustee and the holders of the ZP SPV Notes, guaranteeing the payment and performance by the issuer of the ZP SPV Notes of the secured obligations (as such term is defined in the indenture governing the ZP SPV Notes) thereunder.

        As of December 31, 2016, we had paid DKK 45.8 million ($6.5 million), or 86.5% from royalties received in 2015 and 2016 in respect of Lyxumia into a collection account to service the payments of principal and interest on the ZP SPV Notes. For the year ended December 31 2016, interest expense on the ZP SPV Notes amounted to DKK 32.2 million ($4.6 million).

        Expenses related to the ZP SPV Notes are amortized over the expected duration of the bond and recognized as financial expenses.

        See "Business—Material Contracts—ZP SPV Notes (Royalty Bond)."

Income Tax Benefit

        Income tax on results for the year, which is comprised of current tax and changes in deferred tax, is recognized in the income statement, whereas the portion attributable to entries on equity is recognized directly in equity.

        Current tax liabilities and current tax receivables are recognized in the statement of financial position as tax calculated on the taxable income for the year adjusted for tax on previous years' taxable income and taxes paid on account/prepaid.

        Deferred tax is measured according to the statement of financial position liability method in respect of temporary differences between the carrying amount and the tax base of assets and liabilities. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

        Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where we are able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

        The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

        This judgment is made on an ongoing basis and is based on the factor that recent historical loss carries more weight than factors such as budgets and business plans for the coming years, including planned commercial initiatives. The creation and development of therapeutic products within the biotechnology and pharmaceutical industry is subject to considerable risks and uncertainties. So far, we have reported significant losses, and as a consequence, we have unused tax losses. Management has concluded, that deferred tax assets should not be recognized at December 31, 2016 and 2015. The tax assets are currently not deemed to meet the criteria for recognition as management determined that it was not probable that future taxable profit will be available against which the deferred tax assets can be utilized.

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle its current tax assets and liabilities on a net basis.

        Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the balance sheet date.

        Pursuant to Danish tax legislation for companies incurring R&D costs and tax losses, we are eligible to receive a tax credit. In 2015 we received a tax credit of DKK 5.9 million relating to tax losses in 2015 and are eligible to receive a tax credit of DKK 5.5 million relating to the tax loss in 2016.

        No deferred tax asset has been recognized in the statement of financial position due to an uncertainty as to when and if tax losses can be utilized against future taxable income.

Results of Operations

Financial Results for the Three Months Ended March 31, 2017 Compared to the Three Months Ended March 31, 2016

        The table below sets forth our financial results for the three months ended March 31, 2017, as compared to the three months ended March 31, 2016.

	Three Months Ended March 31,
(in millions, except where indicated)	2017		2016(1)	Change
	$(2)	DKK	DKK	DKK	%
Revenue	11.1	77.6	6.7	70.9	1,058.2
Royalty expenses	(1.5)	(10.5)	(0.9)	(9.6)	(1,066.7)
Research and development expenses	(8.7)	(60.7)	(63.7)	3.0	4.7
Administrative expenses	(1.4)	(9.9)	(7.5)	(2.4)	(32.0)
Other operating income	—	0.1	0.9	(0.8)	(88.9)

Operating loss	(0.5)	(3.3)	(64.5)	61.2	94.9

Financial income	0.1	0.8	0.8	—	—
Financial expenses	(3.6)	(25.2)	(15.2)	(10.0)	(65.8)

Loss before tax	(4.0)	(27.7)	(78.9)	51.2	64.9

Income tax benefit	0.2	1.4	1.1	0.3	27.3

Net loss for the period	(3.8)	(26.3)	(77.8)	51.5	66.2

Loss per share (DKK)
Basic loss per share	(0.15)	(1.03)	(3.27)	2.24	68.5
Diluted loss per share	(0.15)	(1.03)	(3.27)	2.24	68.5

(1)
The three months ended March 31, 2016 have been restated for the correction of certain misstatements. See Note 1 to our unaudited condensed consolidated interim financial statements.

(2)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.96 per $1.00, which was the rounded official exchange rate of such currencies as of March 31, 2017.

Revenue

        Revenue for the three months ended March 31, 2017 was DKK 77.6 million ($11.1 million), as compared to DKK 6.7 million for the three months ended March 31, 2016, reflecting an increase of DKK 70.9 million.

        Milestone revenue amounted to DKK 69.6 million (as compared to DKK 0.0 million for the three months ended March 31, 2016), due to a $10 million milestone payment received from Sanofi related to the approval of Suliqua in the EU in January 2017.

        Royalty revenue was comprised of DKK 5.1 million from Sanofi in respect of sales of Lyxumia and Adlyxin under the Sanofi License Agreement (as compared to DKK 6.7 million for the three months ended March 31, 2016) and DKK 2.9 million from Sanofi in respect of Sanofi's first sales of Soliqua100/33 in the United States (as compared to DKK 0.0 million for the three months ended March 31, 2016). See "—Financial Operations Overview—Sanofi License Agreement."

Royalty Expenses

        Royalty expenses for the three months ended March 31, 2017 were DKK 10.5 million ($1.5 million), as compared to DKK 0.9 million for the three months ended March 31, 2016, reflecting an increase of DKK 9.6 million. Royalty expenses were comprised of royalty payments by us to third parties with respect to milestone payments and royalty payments resulting from the sales of from Lyxumia, Adlyxin, Soliqua 100/33 and Suliqua.

Research and Development Expenses

        R&D expenses for the three months ended March 31, 2017 were DKK 60.7 million ($8.7 million), as compared to DKK 63.7 million for the three months ended March 31, 2016, reflecting a decrease of DKK 3.0 million. R&D expenses for each of the three months ended March 31, 2017 and the three months ended March 31, 2016 consisted mainly of costs related to the clinical development of dasiglucagon (both single and multiple dose formulations) and to glepaglutide for short bowel syndrome, as well as certain other pre-clinical research activities. As of March 31, 2017, we had not capitalized any development expenses, and, accordingly, all expenses had been recognized on the income statement.

        The table below sets forth our R&D expenses for the three months ended March 31, 2017, as compared to the three months ended March 31, 2016.

	Three Months Ended March 31,
(in millions, except where indicated)	2017	2017	2016	Change
	$(1)	DKK	DKK	DKK	%
Danegaptide (ZP1609)	0	0	6.5	(6.5)	(99.9)
Glepaglutide (ZP1848)	1.2	8.3	5.3	3.0	56.8
Amylin analog (ZP2929)	0	0.2	3.5	(3.3)	(93.5)
Dasiglucagon (ZP4207)	1.5	10.7	10.4	0.3	2.7
Preclinical projects	0	0.3	0.9	(0.6)	(70.7)

Total project costs	2.8	19.5	26.6	(7.1)	(26.7)
Staff costs	3.3	22.7	22.1	0.6	2.7
Other research and development costs	1.1	7.8	4.3	3.5	81.7
Patent expenses	0.2	1.1	1.1	0	0.4
Building	0.3	2.1	2.0	0.1	3.1
IT and office expenses	0.3	2.1	1.9	0.2	14.7
Consultants	0.1	0.9	1.5	(0.6)	(39.8)
Depreciation	0.2	1.2	1.4	(0.2)	(18.5)
Other costs	0.5	3.5	2.9	0.6	20.3

Unallocated internal research and development costs	5.9	41.2	37.1	4.1	11.1

Research and development costs occurred in the period	8.7	60.7	63.7	(3.0)	(4.7)

(1)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.96 per $1.00, which was the rounded official exchange rate of such currencies as of March 31, 2017.

Administrative Expenses

        Administrative expenses for the three months ended March 31, 2017 were DKK 9.9 million ($1.4 million), as compared to DKK 7.5 million for the three months ended March 31, 2016, reflecting an increase of DKK 2.4 million.

Information on Staff and Remuneration

        The following table provides information regarding our staff and remuneration for the three months ended March 31, 2017 and 2016.

	Three Months Ended March 31,
(in millions, except where indicated)	2017	2017	2016	Change
	$(1)	DKK	DKK	DKK	%
Salaries	3.3	23.1	23.7	(0.6)	(2.5)
Pension Schemes	0.3	2.2	2.0	0.2	10.0
Other personnel costs	0.4	2.6	1.9	0.7	36.8

Total	4.0	27.9	27.6	0.3	2.5

(1)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.96 per $1.00, which was the rounded official exchange rate of such currencies as of March 31, 2017.

        Expenses related to staff and remuneration for the period ended March 31, 2017 were DKK 27.9 million ($4.0 million), as compared to DKK 27.6 million for the period ended March 31, 2016, reflecting an increase of DKK 0.3 million. A total of DKK 22.7 million ($3.3 million) of expenses related to staff and remuneration for the period ended March 31, 2017 was charged to R&D expenses, as compared to DKK 22.1 million for the period ended March 31, 2016. A total of DKK 5.2 million ($0.8 million) of expenses related to staff and remuneration was charged to administrative expenses for the period ended March 31, 2017, as compared to DKK 5.5 million for the period ended March 31, 2016.

Other Operating Income

        Other operating income for the three months ended March 31, 2017 was DKK 0.1 million ($0.0 million), as compared to DKK 0.9 million for the three months ended March 31, 2016, reflecting a decrease of DKK 0.8 million.

Financial Income

        Financial income was DKK 0.8 million ($0.1 million) for each of the three months ended March 31, 2017 and March 31, 2016. Exchange rate adjustments amounted to DKK 0.4 million ($0.1 million) for the three months ended March 31, 2017, as compared to DKK 0.8 million for the three months ended March 31, 2016. Interest income was DKK 0.4 million ($0.1 million) for the three months ended March 31, 2017, as compared to DKK 0.0 million for the three months ended March 31, 2016. In each of the three months ended March 31, 2017 and 2016, interest income was related to interest income on our cash and cash equivalents, as well as our restricted cash.

Financial Expenses

        Financial expenses for the three months ended March 31, 2017 were DKK 25.2 million ($3.6 million), as compared to DKK 15.2 million for the three months ended March 31, 2016, reflecting an increase of DKK 10 million. Exchange rate adjustments amounted to DKK 4.5 million ($0.7 million) for the three months ended March 31, 2017, as compared to DKK 4.9 million in the three month period ended March 31, 2016. Interest expense was DKK 20.7 million ($3.0 million) for the three months ended March 31, 2017, as compared to DKK 10.3 million for the three months ended March 31, 2016. The increase in interest expense in the three months ended March 31, 2017, as compared to the three months ended March 31, 2016, relates mainly to the loss incurred due to the repayment of 50% of the royalty bond in March 2017.

Income Tax Benefit

        Pursuant to Danish tax legislation for companies incurring R&D costs and tax losses, we received a tax credit of DKK 1.4 million ($0.2 million) as an income tax benefit for the three months ended March 31, 2017, as compared to DKK 1.1 million for the three month ended March 31, 2016, in each case in respect of specified tax losses.

Net Loss for the Period

        As a result of the foregoing, our net loss for the three months ended March 31, 2017 was DKK 26.3 million ($3.8 million), as compared to a net loss of DKK 77.8 million for the three months ended March 31, 2016, reflecting a decrease in net losses of DKK 51.5 million.

Financial Results for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

        The table below sets forth our financial results for the year ended December 31, 2016, as compared to the year ended December 31, 2015.

	Year Ended December 31,
(in millions, except where indicated)	2016	2016	2015(1)	Change 2016 v 2015
	$(2)	DKK	DKK	DKK	%

Revenue	33.7	234.8	187.7	47.1	25.1
Royalty expenses	(4.5)	(31.5)	(22.3)	(9.2)	41.3
Research and development expenses	(38.5)	(268.2)	(217.7)	(50.5)	23.2
Administrative expenses	(7.5)	(52.5)	(41.8)	(10.7)	25.6
Other operating income	0.2	1.7	12.8	(11.1)	(86.7)

Operating loss	(16.6)	(115.7)	(81.3)	(34.4)	42.3
Financial income	0.1	0.6	3.9	(3.3)	(84.6)
Financial expenses	(6.4)	(44.4)	(42.4)	(2.0)	4.7

Loss before tax	(22.9)	(159.4)	(119.8)	(39.6)	33.1
Income tax benefit	0.8	5.5	5.9	(0.4)	(6.8)

Net loss for the year	(22.1)	(153.9)	(114.0)	(39.9)	35.0

Loss per share
Basic loss (DKK per share)	(0.9)	(6.33)	(4.94)	(1.39)	28.1
Diluted loss (DKK per share)	(0.9)	(6.33)	(4.94)	(1.39)	28.1

(1)
The year ended December 31, 2015 has been restated per the correction of certain misstatements. See Note 1 to our audited consolidated financial statements.

(2)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.96 per $1.00, which was the rounded official exchange rate of such currencies as of March 31, 2017.

Revenue

        The following table provides information regarding our revenue by source for the years ended December 31, 2016 and December 31, 2015.

	Year Ended December 31,
(in millions, except where indicated)	2016	2016	2015	Change 2016 v 2015
	$(1)	DKK	DKK	DKK	%

License and milestone revenue
Sanofi-Aventis Deutschland GmbH	30.0	208.7	136.6	72.1	52.8
Boehringer Ingelheim International GmbH	0	0	22.4	(22.4)	(100)
Helsinn Healthcare SA	0	0.1	0.1	0	0
Protagonist Therapeutics Inc.	0.2	1.7	0	1.7	—

Total license and milestone revenue	30.2	210.4	159.1	51.3	32.0

Royalty payments
Sanofi-Aventis Deutschland GmbH	3.5	24.3	28.6	(4.3)	(15)

Total royalty income	3.5	24.3	28.6	(4.3)	(15)

Total revenue	33.7	234.8	187.7	47.1	25

(1)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.96 per $1.00, which was the rounded official exchange rate of such currencies as of March 31, 2017.

        Revenue for the year ended December 31, 2016 was DKK 234.8 million ($33.7 million), as compared to DKK 187.7 million for the year ended December 31, 2015 reflecting an increase of 25% (or DKK 47.1 million) in 2016, as compared to 2015.

        Revenue from milestone payments was DKK 210.4 million ($30.2 million) for the year ended December 31, 2016, as compared to DKK 159.1 million for the year ended December 31, 2015, reflecting an increase of 32% (or DKK 51.3 million) in 2016, as compared to 2015. This increase relates to the FDA approval of Adlyxin and Soliqua100/33 in the United States in July 2016 and November 2016, triggering milestone payments from Sanofi of DKK 33.5 million and DKK 175.2 million, respectively. In October 2015, we recognized DKK 22.4 million in milestone income under the 2014 BI License Agreement and milestone income of DKK 136.6 million in December 2015 in respect of Sanofi's submission of an NDA for Soliqua100/33 / Suliqua.

        Royalty income was DKK 24.3 million ($3.5 million) for the year ended December 31, 2016, as compared to DKK 28.6 million for the year ended December 31, 2015, reflecting a decrease of 15% (or DKK 4.3 million) in 2016, as compared to 2015. The decreases in royalty income was due to decreased sales of Lyxumia and the royalty payments accruing thereon that we became entitled to receive.

Royalty Expenses

        Royalty expenses for the year ended December 31, 2016 were DKK 31.5 million ($4.5 million), as compared to DKK 22.3 million for the year ended December 31, 2015. Royalty expenses for the years ended December 31, 2016 and 2015 were comprised of payments that we made with respect to royalty payments received by us from the sales of Lyxumia and milestone payments received from Sanofi. In addition, royalty expenses for the year ended December 31, 2015 also included payments based on milestone payments received from Helsinn. We pay royalties of 13% on all revenue related to lixisenatide under the Sanofi License Agreement to Alkermes and 0.5% of the total amounts we receive in connection with our SIP modified peptides to one of the inventors of our SIP technology.

Research and Development Expenses

        R&D expenses for the year ended December 31, 2016 were DKK 268.2 million ($38.5 million), as compared to DKK 217.7 million for the year ended December 31, 2015 reflecting an increase of 23% (or DKK 50.5 million) in 2016, as compared to 2015. The increase in R&D expenses for the year ended December 31, 2016 was primarily related to accelerated development activities, including, in particular, development costs for the Phase 2 clinical trial of dasiglucagon and toxicology studies in respect of glepaglutide, as well as increased personnel costs. The R&D share of the personnel expenses for the year ended December 31, 2016 amounted to DKK 109.5 million ($15.7 million), as compared to DKK 94.4 million for the year ended December 31, 2015, reflecting an increase of 16.0% (or DKK 15.1 million) in 2016, as compared to 2015. The increase in R&D share of the personnel expenses in the year ended December 31, 2016, as compared to the year ended December 31, 2015, was primarily due to an increase in the number of employees in the R&D function.

        In 2016, there were R&D expenses of DKK 5.0 million in respect of ZP2929, as compared to development costs of DKK 3.3 million in 2015. A decision was made by BI in 2016 to allow the IND for ZP2929 to become inactive and to cease development efforts for this product candidate.

        As of December 31, 2016 and 2015, we have not capitalized any development expenses, and, accordingly, all such costs have been recognized within the income statement.

        Our R&D expenses for the years ended December 31, 2016 and 2015 are shown in the following table.

	Year Ended December 31,
(In thousands, except where indicated)	2016	2016	2015(1)	Change 2016 v 2015
	$(2)	DKK	DKK	DKK	%

Danegaptide	1.2	8.5	9.5	(1.0)	(11)
Glepaglutide	3.8	26.8	14.2	12.6	85
ZP2929	0.7	5.0	3.3	1.7	51
Dasiglucagon	6.8	47.3	29.7	17.6	59
Preclinical projects	0.7	5.1	6.8	(1.7)	(25)

Total project costs	13.3	92.7	63.5	29.2	46

Staff costs	15.7	109.5	94.4	15.1	16
Other Research and development costs	3.4	23.6	19.7	3.9	20
Patent expenses	0.9	6.2	5.4	0.8	15
Building	1.1	8.1	8.2	(0.1)	(1)
IT & office expenses	1.1	8.1	7.5	0.6	8
Consultants	0.5	3.9	2.7	1.2	44
Insurance on clinical studies	0.0	0.1	0.1	0.0	—
Depreciation	0.7	5.3	6.0	(0.7)	(12)
Other costs	1.5	10.8	10.3	0.5	5

Unallocated internal research and development costs	25.2	175.5	154.3	21.3	14

Research and development costs incurred in the period	38.5	268.2	217.7	50.5	23

(1)
The year ended December 31, 2015 has been restated per the correction of certain misstatements. See Note 1 to our audited consolidated financial statements.

(2)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.96 per $1.00, which was the rounded official exchange rate of such currencies as of March 31, 2017.

Administrative Expenses

        Administrative expenses for the year ended December 31, 2016 were DKK 52.5 million ($7.5 million), as compared to DKK 41.8 million for the year ended December 31, 2015, reflecting an increase of 25.6% (or DKK 10.7 million) in 2016, as compared to 2015.

        The increase in administrative expenses in the year ended December 31, 2016 was primarily related to increases in the number of employees and costs of external consultants.

Information on Staff and Remuneration

        The following table provides information regarding our staff and remuneration for the years ended December 31, 2016 and 2015.

	Year Ended December 31,
(in millions, except where indicated)	2016	2016	2015	Change 2016 v 2015
	$(1)	DKK	DKK	DKK	%

Salaries	15.0	104.6	89.5	15.1	16.9
Pension schemes	1.2	8.2	7.2	1.0	13.9
Other payroll and staff related costs	4.7	32.8	26.6	6.2	23.3

Total	20.9	145.7	123.3	22.3	18.2

(1)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.96 per $1.00, which was the rounded official exchange rate of such currencies as of March 31, 2017.

        Expenses related to staff and remuneration for the year ended December 31, 2016 were DKK 145.7 million ($20.9 million), as compared to DKK 123.3 million for the year ended December 31, 2015. The increase in our staff and remuneration costs was primarily due to an increase in salaries as a consequence of an increases in the number of employees. A total of DKK 109.5 million ($15.7 million) of expenses related to staff and remuneration for the year ended December 31, 2016 was charged to R&D expenses and a total of DKK 36.2 million ($5.2 million) of expenses related to staff and remuneration for the year ended December 31, 2016 was charged to administrative expenses.

Other Operating Income

        Other operating income for the year ended December 31, 2016 was DKK 1.7 million ($0.2 million), as compared to DKK 12.8 million for the year ended December 31, 2015. Other operating income for the year ended December 31, 2016 was primarily comprised of income from BI covering the development costs for the 2014 BI License Agreement and Government grants. Other operating income for the year ended December 31, 2015 was primarily comprised of the same type of income from BI covering the development costs for the 2014 BI License Agreement. The decrease in other operating income in the year ended December 31, 2016 was primarily related to the fact that we only recognized research funding from BI in the first quarter of 2016. BI terminated the research collaboration portion of the 2014 BI License Agreement in March 2016. For the year ended December 31, 2016, we received government grants of DKK 0.8 million ($0.1 million), as compared to DKK 1.3 million for the year ended December 31, 2015. In addition, for the year ended December 31, 2016, we received research funding from BI of DKK 0.9 million ($0.1 million), as compared to DKK 11.6 million for the year ended December 31, 2015.

Operating Loss

        As a result of the foregoing, operating losses for the year ended December 31, 2016 were DKK 115.7 million ($16.6 million), as compared to DKK 81.3 million for the year ended December 31, 2015.

Financial Income and Financial Expenses

        Financial income for the year ended December 31, 2016 was DKK 0.6 million ($0.1 million), as compared to DKK 3.9 million for the year ended December 31, 2015. The decrease in financial income for the year ended December 31, 2016 as compared to the year ended December 31, 2015 was primarily due to the decrease in interest rates on ordinary bank balances in 2016. Exchange rate adjustments amounted to DKK 0 million ($0 million) for the year ended December 31, 2016, as compared to DKK 3.8 million for the year ended December 31, 2015. Interest income was DKK 0.6 million ($0.1 million) for the year ended December 31, 2016, as compared to DKK 0.1 million for the year ended December 31, 2015. In each of the years ended December 31, 2016 and 2015, interest income related to our cash and cash equivalents as well as our restricted cash.

        Financial expenses for the year ended December 31, 2016 were DKK 44.4 million ($6.4 million), as compared to DKK 42.4 million for the year ended December 31, 2015. The increase in financial expenses in the year ended December 31, 2016 was primarily attributable to an increase in exchange rate expenses for the year ended December 31, 2016 as compared to the year ended December 31, 2015.

Income Tax Benefit

        Pursuant to Danish tax legislation, we have received DKK 5.9 million ($0.8 million) in respect of the tax losses for 2015 and are eligible to receive DKK 5.5 million ($0.8 million) in respect of tax losses for 2016, which losses originated from qualifying research and development expenditures. These tax benefits comprised the entire current tax benefit in 2016 and 2015.

        No deferred tax asset has been recognized in the statement of financial position due to an uncertainty as to when and if tax losses can be utilized against future taxable income.

Net Loss for the Year

        As a result of the foregoing, our net loss for the year ended December 31, 2016 was DKK 153.9 million ($22.1 million), as compared to DKK 114.0 million for the year ended December 31, 2015.

Liquidity and Capital Resources

        As of March 31, 2017, we had cash and cash equivalents of DKK 410.3 million ($59.0 million). In addition, we had restricted cash held as collateral for the ZP SPV Notes of DKK 6.7 million ($1.0 million). We require cash to meet our operating expenses and capital expenditures. We have funded our cash requirements since our incorporation, including through March 31, 2017, primarily with equity financing and milestone and royalty payments from our collaboration partners along with the proceeds of ZP SPV Notes issued in 2014.

Cash Flows

        The following table provides information regarding our cash flows for the three months ended March 31, 2017 and 2016 as well as the years ended December 31, 2016 and 2015.

	Three Months Ended March 31,			Year Ended December 31,
(in millions)	2017	2017	2016	2016	2016	2015
	$(1)	DKK	DKK	$(1)	DKK	DKK

Cash inflow (outflow) from operating activities	(7.5)	(51.9)	41.3	5.9	40.9	(224.8)
Cash (outflow) from investing activities	44.6	310.3	(90.3)	(43.1)	(300.0)	(1.6)
Cash inflow from financing activities	(25.0)	(174.1)	3.9	22.6	157.1	96.4

Increase (decrease) in cash and cash equivalents	12.1	84.3	(45.1)	(14.6)	(101.9)	(129.9)

(1)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.96 per $1.00, which was the rounded official exchange rate of such currencies as of March 31, 2017.

        Cash flow from operating activities for the three months ended March 31, 2017 was an outflow of DKK 51.9 million, as compared to an inflow of DKK 41.3 million for the three months ended March 31, 2016.

        Cash inflow from investing activities was DKK 310.3 million for the three months ended March 31, 2017, as compared to an outflow of DKK 90.3 million for the three months ended March 31, 2016. The change in cash inflow for the three months ended March 31, 2017 is a consequence of transferring DKK 305.1 million from restricted cash as collateral for the royalty bond.

        Cash outflow from financing activities was DKK 174.1 million for the three months ended March 31, 2017, as compared to an inflow of DKK 3.9 million for the three months ended March 31, 2016. The change in cash outflow for the three months ended March 31, 2017 was primarily due to repayment of half of the outstanding royalty bond.

        The total cash inflow for the first three months of 2017 was DKK 84.3 million as compared to an outflow of DKK 45.1 million for the three months ended March 31, 2016.

        Cash inflow from operating activities for the year ended December 31, 2016 was an inflow of DKK 40.9 million ($5.9 million), as compared to an outflow of DKK 224.8 million for the year ended December 31, 2015. The increase in cash inflow from operating activities for the year ended December 31, 2016 was primarily due to the receipt of a DKK 136.6 million ($20 million) milestone payment in 2016.

        Cash outflow from investing activities for the year ended December 31, 2016 was DKK 300.0 million ($43.1 million), as compared to DKK 1.6 million for the year ended December 31, 2015. The change in cash outflow in 2016, as compared to 2015, was primarily due to the transfer of milestone payments received from Sanofi during 2016 to restricted cash.

        Cash inflow from financing activities for the year ended December 31, 2016 was DKK 157.1 million ($22.6 million), as compared to DKK 96.4 million for the year ended December 31, 2015. The increase in cash inflow from financing activities for the year ended December 31, 2016 was primarily due to capital increases as a result of the exercise of warrants in the amount of DKK 21.9 million and net proceeds from the private placement of shares of DKK 135.2 million.

        The total cash outflow for the year ended December 31, 2016 was DKK 101.9 million as compared to an outflow of DKK 129.9 million for the year ended December 31, 2015.

Contractual Obligations

        The following table summarizes our contractual obligations as of December 31, 2016.

(DKK in millions)	2017	2018	2019	2020	After 2020	Total
Contractual obligations
Short- and long-term debt(1)	33.1	33.1	33.1	33.1	508.2	640.6
Operating lease obligations	4.0	0.5	0.1	0.0	0.0	4.6
Other contractual obligations	37.3	2.3	0.2	0.0	0.0	39.8

Total contractual obligations	73.3	35.9	33.4	33.1	508.2	683.9

(1)
Including interest obligations.

        As of December 31, 2016, our operating lease obligations were comprised primarily of the following:

  •
  car leasing and lease of office equipment in the amount of DKK 1.6 million; and

  •
  rent obligations in the amount of DKK 3.2 million.

        As of December 31, 2016, our other contractual obligations were comprised primarily of committed costs relating to agreements with CROs used for external preclinical studies, stability studies and clinical trials.

        The above obligations exclude royalty expenses of 13.5% on future revenue generated under the Sanofi License Agreement.

Funding Requirements

        We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, revenue from milestones pursuant to collaborations and other committed sources of funds, will be sufficient to enable us to fund our anticipated operating expenses, capital expenditure and debt service requirements for the next 12 months. We have based this estimate on assumptions that may prove to be wrong. We expect to continue to fund a significant portion of our development costs for our internal product candidates with funds received from milestone and royalty payments. There are numerous risks and uncertainties associated with the development and commercialization of our product candidates. In addition, our ability to borrow additional amounts under loan agreements is subject to our satisfaction of specified conditions.

        Our future capital requirements will depend on many factors, including, but not limited to:

  •
  the level and timing of sales of our out-licensed products, including Adlyxin / Lyxumia and Soliqua100/33 / Suliqua;

  •
  the timing and amount of milestone and royalty payments we receive;

  •
  the scope, progress, results and costs of our preclinical and clinical development activities;

  •
  the costs, timing and outcome of regulatory review of our product candidates;

  •
  the number of, and development requirements for, product candidates that we may pursue;

  •
  the costs of commercialization activities, including product marketing, sales and distribution of our internal product candidates;

  •
  the costs involved in preparing, filing, prosecuting, maintaining and enforcing any future patent claims and other patent-related costs, including litigation costs and the results of such litigation;

  •
  the extent to which we acquire or invest in businesses, products and technologies;

  •
  our ability to obtain development funding from government entities and non-government organizations; and

  •
  our ability to establish and maintain collaborations, such as our collaborations with Sanofi and BI.

        To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through public or private equity offerings, debt financings, or corporate collaboration and licensing arrangements.

        Additional equity or debt financing, grants or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our R&D programs or reduce our planned commercialization efforts. If we raise additional funds by issuing equity securities, our shareholders and holders of our ADRs may experience dilution. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends or repurchasing our shares or ADRs. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, that are not favorable to us or our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that may not be favorable to us. See "Risk Factors".

Off-Balance Sheet Arrangements

        We have not entered into any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

        Our activities primarily expose us to the financial risks of changes in foreign currency exchange rates. We have not purchased or sold foreign exchange options to manage our currency exposure to such risks.

Exchange Rate Risk

        Most of our financial transactions are made in Danish kroner, U.S. dollars and Euros. We believe that, due to long-standing policy of Danmarks Nationalbank with respect to the €/DKK exchange rate, we have determined that there are currently no material transaction exposure or exchange rate risks regarding transactions in Euros. The €/DKK exchange rate has historically been fixed within narrow limits. Although there has been some pressure on the DKK, we do not expect the €/DKK exchange rate to move outside of the current limits.

        Our milestone payments are paid in U.S. dollars and Euros. However, as milestone payments are unpredictable in terms of timing, the payments are not included in the basic exchange risk evaluation. As we conduct clinical trials and toxicology studies in the United States, we will be exposed to the exchange rate fluctuation and risks associated with transactions in U.S. dollars. Our policy has, up until now, been to manage the transaction and translation risk associated with U.S. dollars passively, placing the revenue received from milestone payments in U.S. dollars in a U.S. dollar account for future payment of our expenses denominated in U.S. dollars, covering payments for the next 12 to 24 months, hereby matching our assets with our liabilities. In December 2014, we issued the ZP SPV Notes and created a large exposure against the U.S. dollar. In order to hedge against this we intend to hold a similar portion of our cash position in U.S. dollars. As at December 31, 2016, we held $75.7 million in cash, while the outstanding principal amount due under the ZP SPV Notes was $50.0 million.

Interest Rate Risk

        The ZP SPV Notes have a fixed interest rate of 9.375%. Interest expense on the ZP SPV notes amounted to DKK 32.2 million ($4.6 million) for the year ended December 31, 2016. We have no open interest hedging or derivative instruments as of December 31, 2016 or 2015.

        We invest our free cash in fixed rate, time defined bank deposits. On average, during 2015 and 2016, interest rates in bank deposits in Danish kroner and Euros were negative, while U.S. Dollar accounts generated lower positive interest.

Credit Risks

        We are exposed to credit risks in respect of receivables and bank balances. The maximum credit risk corresponds to the carrying amount. We believe that credit risk is limited as counter parties to the accounts receivables are large global pharmaceutical companies. Cash is not deemed to be subject to any credit risks, as the counterparts are banks with investment grade ratings. (i.e., BBB– or higher by Standard & Poor's).

Liquidity Risk

        The purpose of our cash management is to ensure that we have at all times sufficient and flexible financial resources at our disposal. Our short-term liquidity situation is matched with our quarterly budget revisions to balance the demand for liquidity and maximize our interest income by matching our free cash in fixed rate, time defined bank deposits with our expected future cash burn.

Significant Accounting Policies

        Our consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. A description of our significant accounting policies is provided in our audited consolidated financial statements as of, and for the years ended, December 31, 2016 and 2015 included elsewhere in this prospectus.

Implementation of New and Revised Standards and Interpretations

        The IASB has issued new standards and revisions to existing standards and new interpretations, which are mandatory for accounting periods commencing on or after January 1, 2016. The implementation of these new or revised standards and interpretations have not resulted in any significant impact on our net loss for the period or the financial position.

Standards and Interpretations Not Yet in Effect

        At the date of the approval of the consolidated financial statements, the following new and revised standards and interpretations have been issued and are not yet effective. Therefore, they have not been adopted in these consolidated financial statements:

        IFRS 9 "Financial Instruments", effective for annual periods beginning on or after January 1, 2018. IFRS 9 Financial Instruments is part of the IASB's project to replace IAS 39 Financial Instruments: Recognition and Measurement, and the new standard will change the classification, presentation and measurement of financial instruments and hedging requirements. We have assessed the impact of the standard, and it will not have any material impact on the consolidated financial statements.

        Amendments to IAS 12 "Recognition of Deferred Tax Assets for Unrealized Losses", effective for annual periods beginning on or after January 1, 2017. We have assessed the impact of the standard and it is not expected to have any material impact on the consolidated financial statements as the Company does not currently or in the near future expect to recognize deferred tax assets for unrealized losses.

        IFRS 15 "Revenue from Contracts with Customers", or IFRS 15, effective for annual periods beginning on or after January 1, 2018. Under the new standard, entities will apply a five-step model to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met. We have assessed the impact of the standard and it is not expected to have any material impact on current revenue from contracts with customers, but will be considered as to the impact on any contracts signed in the future in relation to the consolidated financial statements.

        IFRS 16 "Leases", or IFRS 16, effective for annual periods beginning on or after January 1, 2019. In the consolidated financial statements of the lessees IFRS 16 requires all leases (except for short term leases and leases of asset of low value) to be recognized as a right-of-use asset and lease liability, respectively, measured at the present value of future lease payments. The right-of-use asset is subsequently depreciated in a similar way to other depreciable assets over the lease term and interest shall be calculated on the lease liability similar to finance leases under IAS 17. Consequently, the change will also impact the presentation in the income statement and the statement of cash flows. We have assessed the impact of the standard, and it is not expected to have any material impact on the consolidated financial statements.

Significant Accounting Estimates, Assumptions and Uncertainties

        In the preparation of the consolidated financial statements, management makes a number of accounting estimates which form the basis for the presentation, recognition and measurement of the group's assets and liabilities.

        In the application of our accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

        The used estimates are based on assumptions assessed to be reasonable by management. However, estimates are inherently uncertain and unpredictable. The assumptions can be incomplete or inaccurate and unexpected events or circumstances might occur. Furthermore, we are subject to risks and uncertainties that might result in deviations in actual results compared to estimates.

        No significant changes have been made in accounting estimates and assessments in 2016.

        In connection with the preparation of the consolidated financial statements, management has made a number of estimates and assumptions concerning carrying amounts. The following are the most significant accounting estimates and assessments applied by management in these consolidated financial statements:

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  revenue recognition; and

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  employee incentive programs.

        Please refer to the notes to our audited consolidated financial statements included elsewhere in this prospectus for further description of the significant accounting estimates and assumptions used.

Implications of Being an "Emerging Growth Company" and a Foreign Private Issuer

        As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an "emerging growth company," as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

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  a requirement to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure; and

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  an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act.

        We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company as of the end of any fiscal year following the fifth anniversary of our initial public offering or if, prior to that date, we have more than $1.07 billion in annual revenue or more than $700 million in market value of the equity securities held by non-affiliates as of the end of our second fiscal quarter, or on the date that we have issued more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of shares and ADSs may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We currently prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event that we convert to accounting principles generally accepted in the United States (which we do not currently intend to do) while we remain an emerging growth company, we have irrevocably elected to opt out of such extended transition period.

Internal Control Over Financial Reporting

        As a public company listed on NASDAQ, the Sarbanes-Oxley Act will require, among other things, that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. We anticipate being first required to issue management's assessment of internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act in connection with issuing our consolidated financial statements as of and for the year ending December 31, 2018.

        In connection with our financial statement preparation process for the years ended December 31, 2016 and 2015, we have identified material weaknesses in the design and operating effectiveness of our internal controls over financial reporting, including lack of sufficient competencies related to IFRS and SEC reporting knowledge for the purposes of timely and reliable financial reporting. Under the standards established by the PCAOB, a material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a company's annual financial statements will not be prevented or detected on a timely basis. The material weaknesses identified by us relate to our existing processes to assess risk and to design and implement effective control activities over financial reporting. In particular, we do not have formalized risk assessment, oversight and compliance processes or formalized control descriptions for all of our key controls. Where control descriptions do exist, they do not necessarily include all relevant information to enable the operating effectiveness of such controls. It is not clear whether adequate controls are performed in all areas. Where control activities are dependent on certain information, which is referred to as our IUC, we currently do not perform or document controls to assess the completeness and accuracy of such information. We do not currently monitor control activities and identified control deficiencies; thus, we are unable to evaluate whether other deficiencies, individually or in combination, result in a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis. Further, restatements resulting from the correction of certain misstatements in our annual financial statements included in this prospectus have been identified. These restatements occurred due to the lack of sufficient overall review of the financial statements and lack of oversight of the application and implementation of accounting policies and accounting standards by the Company.

        We have initiated steps to remediate the material weaknesses and hired a Chief Accountant to further develop and implement formal policies, processes, internal controls and documentation relating to our financial reporting. We expect this project to be completed by the end of 2017, although the project may take longer than we currently expect and we may also discover future deficiencies.

        We may also discover future deficiencies in our internal controls over financial reporting, including those identified through testing conducted by us pursuant to Section 404(a) of the Sarbanes-Oxley Act or subsequent testing by our independent registered public accounting firm. Such deficiencies may be deemed to be significant deficiencies or material weaknesses and may require changes to our consolidated financial statements or identify other areas for further attention or improvement. Even if we are able to report our financial statements accurately and in a timely manner, if we do not make all necessary improvements to address any outstanding material weaknesses, continued disclosure of such material weaknesses may be required in future filings with the SEC, which may adversely affect our business, investor confidence in our company and the market price of our shares and ADSs.

BUSINESS

Our Company

        We are a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Our portfolio includes two approved products for the treatment of type 2 diabetes: (i) lixisenatide, which has been approved by the U.S. Food and Drug Administration, or FDA, and is marketed in the United States under the brand name Adlyxin and which has been approved by the European Medicines Agency, or EMA, and by other regulatory authorities outside the United States where it is marketed under the brand name Lyxumia, and (ii) a combination of lixisenatide with Lantus, the brand name of insulin glargine developed by Sanofi S.A., or Sanofi, which has been approved by the FDA and is marketed in the United States under the brand name Soliqua100/33, and has been approved by the EMA and launched in the Netherlands under the brand name Suliqua. Suliqua is expected to be launched in certain other European countries beginning in the second half of 2017. Both Adlyxin / Lyxumia and Soliqua100/33 / Suliqua are marketed by Sanofi pursuant to a license agreement granting Sanofi commercialization rights of these products. See "—Material Contracts—Sanofi License Agreement for Lixisenatide."

        Lyxumia had global sales of €32.7 million ($37.3 million) in 2016. For the six months ended June 30, 2017, Adlyxin / Lyxumia had combined global sales of €13.9 million ($15.8 million) and Soliqua 100/33 / Suliqua had combined global sales of €9.1 million ($10.4 million).

        In addition to our currently approved and marketed products, we also have a pipeline of other product candidates in various stages of pre-clinical and clinical development targeting gastrointestinal, metabolic and other specialty disease areas with significant unmet medical needs. In-house inventions are the basis of our portfolio, demonstrating our ability to discover and develop innovative peptide-based product candidates with favorable therapeutic profiles.

Our Focus on Peptide-Based Medicines

        We currently focus on gastrointestinal, metabolic and other specialty diseases where we believe that the present standard of care is inadequate and where we believe that we have the resources to advance our peptide-based product candidates into the later stages of clinical development, including registration and, potentially, commercialization, while opportunistically considering partnership relationships that may arise. In addition, we are looking to focus our efforts on drug candidates that may qualify for orphan/rare disease status. Our research and development, or R&D, organization is structured to enable dynamic collaboration across various functions and project teams at each stage of discovery and development, allowing us to advance promising opportunities quickly and take advantage of our extensive knowledge of peptide design and product development.

        We have a track record of successfully inventing and developing novel peptide-based product candidates. This success is based on our deep understanding of peptide chemistry and extensive experience in improving the therapeutic characteristics of naturally-occurring peptides by modifying and optimizing their structures. The modifications we make are designed to improve upon naturally occurring peptides so that their therapeutic benefit, duration of action, stability and convenience of use favorably compare to other treatment options.

        Peptides generally have a number of advantages as drug candidates that can provide specific therapeutic benefits including: high selectivity with effects only on the intended target thereby providing specific therapeutic benefits; lower risks of toxicity with limited, or no, off-target effects; high potency with strong effects even at low concentrations; favorable safety profiles (including fewer side effects) with minimal drug-to-drug interactions, tailored half-lives and binding affinity; and high regulatory approval rates, with approval rates of 20%, as compared to 10% for small molecule medications. Peptides are also smaller than proteins on a molecular level, which can offer potential advantages in terms of therapeutic administration.

        Our peptide chemistry and pharmaceutical development expertise is complemented by strong downstream development competencies, including a clinical development team with experience in quality assurance and in regulatory matters. We believe that we have the requisite in-house capabilities to advance product candidates in our selected disease areas from preclinical Investigational New Drug, or IND, enabling studies to late-stage clinical development, including registration.

Our Product Pipeline

        The chart below summarizes the development stage and status of our portfolio of product candidates:

Milestones in 2017 for our clinical product candidates

Approved Products

Adlyxin / Lyxumia and Soliqua100/33 / Suliqua

        Our portfolio of approved medicines includes lixisenatide, which we have licensed to Sanofi. Lixisenatide is our first out-licensed product approved by both the FDA and the EMA. It is marketed by Sanofi for the treatment of adults with type 2 diabetes in 45 countries outside the United States under the brand name Lyxumia, and in the United States under the brand name Adlyxin. Type 2 diabetes is a disorder that is characterized by high blood glucose, or sugar, and caused by the insufficient production of insulin and/or an inability of the body to adequately respond to insulin. Adlyxin / Lyxumia is a once-daily glucagon-like peptide-1, or GLP-1, analog that we invented. It is a synthetic form of the naturally occurring GLP-1 found in the intestines that acts as a signaling hormone, stimulating the pancreas to produce more insulin. Adlyxin / Lyxumia has been observed in clinical trials to lower levels of hemoglobin A1c, or HbA1c (a measure of the three-month average blood glucose level), with a particular effect on meal-related, or prandial, glucose. Lyxumia, was first approved in Europe in 2013 to improve glycemic, or glucose level, control in adult type 2 diabetes patients and has now been approved in 61 countries. Adlyxin received FDA approval on July 27, 2016 and Sanofi is currently marketing Adlyxin in the United States. Lyxumia is approved outside the United States for use in combination with oral glucose-lowering diabetes medicines or basal, or long-acting, insulin when these treatments, together with diet and exercise, do not provide adequate glycemic control. Adlyxin is approved in the United States as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes mellitus.

        Sanofi has also developed a combination of lixisenatide and Lantus which received approval from the FDA on November 21, 2016 and from the EMA on January 17, 2017. One of these combinations is currently marketed in the United States by Sanofi under the brand name Soliqua100/33 and the other and the other has been launched in the Netherlands under the brand name Suliqua. Suliqua is expected to be launched in certain other individual European countries beginning in the second half of 2017. Soliqua100/33 is marketed in a single pre-filled SoloSTAR pen for once-daily dosing covering 15 to 60 units of insulin glargine 100 units/mL and 5 to 20 mcg of lixisenatide. Suliqua is marketed in two pre-filled SoloSTAR pens providing different dosing options: a 10-40 SoloSTAR pre-filled pen will deliver 10 to 40 units of insulin glargine 100 units/mL in combination with 5 to 20 mcg of lixisenatide, whereas a 30-60 SoloSTAR pre-filled pen will deliver 30 to 60 units of insulin glargine 100 units/mL in combination with 10 to 20 micrograms of lixisenatide. SoloSTAR is the most frequently used disposable insulin injection pen platform in the world.

        Soliqua100/33 / Suliqua is one of the first combinations of a GLP-1 analog and basal insulin to treat type 2 diabetes to be approved for marketing and launched for sale in the United States and is one of only two products (the other being Novo Nordisk's Xultophy, which is a combination of its GLP-1 analog Victoza and basal insulin Tresiba) in this new product class. Soliqua100/33 is approved in the United States as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes mellitus inadequately controlled on basal insulin (less than 60 units daily) or lixisenatide alone. Suliqua is authorized in Europe for use in combination with metformin to improve glycemic control when this has not been provided by metformin alone or metformin combined with another oral glucose lowering medicinal product or with basal insulin.

        Soliqua100/33 / Suliqua has been observed in clinical trials to result in benefits, as compared to treatments with either basal insulin or a GLP-1 analog alone, pointing towards what we believe to be a potentially significant commercial opportunity.

Other Out-Licensed Product Candidates

        We have also out licensed product candidates to Boehringer Ingelheim International GmbH, or BI. We have out licensed two peptide programs to BI that have been advanced into preclinical development: a once-weekly novel dual glucagon/GLP-1 receptor agonist product candidate for the treatment of diabetes and/or obesity and a novel long-acting amylin analog for the treatment of obesity and diabetes. The lead product candidates for each collaboration were selected in February 2016 and October 2015, respectively. In the second half of 2016, BI confirmed its intention to bring both product candidates into Phase 1 clinical testing in the third quarter of 2017.

        Statistical significance is used to express the fact that observed results of a clinical trial are unlikely to have occurred due to sampling errors or variation alone. In order for a result to be statistically significant, an observed p-value, which expresses this "unlikeliness," has to be below a pre-specified significance level. A p-value is the probability of finding the same observed (or more extreme) results when it is clear there is no relationship between the two groups or phenomena being measured. For example, a p-value of 0.1 indicates that there is a 10% chance of finding the same observed result due to random chance. The p-value is chosen prior to the commencement of data collection and often set at 5% (or p=0.05). The FDA generally requires that the results of clinical trials reach a "p-value" of 0.05 or less, meaning that there is a 5% (5 in 100) or less chance that the trial results were due to chance or random events.

        Through March 31, 2017 we received an aggregate of DKK 1.5 billion ($215.5 million) in license, cost reimbursement, milestone and royalty payments from our partners over the life of our collaborations. We intend to invest substantially all of the future milestone and royalty payments that we expect to receive from our current collaborations, other than those paid to third parties, used to service our ZP SPV Notes or for general corporate purposes, into further growing and advancing our internal pipeline of novel investigational product candidates.

Our Internal Product Candidates

        Our internal pipeline includes three product candidates in clinical development: glepaglutide, which is being developed to treat short bowel syndrome, or SBS; dasiglucagon, formulated for use in a single-dose, ready-to-use disposable injection pen, which is being developed as a rescue treatment for severe hypoglycemia or "insulin shock"; and dasiglucagon, formulated for use in multiple-dose administrations, which is being developed for use in new treatment concepts for insulin-dependent diabetes patients, such as a dual-hormone artificial pancreas system for improved hypoglycemia control and better diabetes management and a single hormone pump for the treatment of congenital hyperinsulinism, or CHI.

Glepaglutide

        In September 2015, we advanced glepaglutide, a novel long-acting GLP-2 analog, into Phase 2 clinical development. Like GLP-1, GLP-2 is a signaling hormone secreted upon nutrient intake that stimulates intestinal growth. In pre-clinical trials, glepaglutide has shown a longer half-life and differentiated stability in a liquid formulation, as compared to native GLP-2, which we believe can be used in the development of a product candidate that better meets patient needs, including by providing an easy-to-use option for the treatment of SBS. Current treatment options for SBS are limited to: eating small, but highly frequent, meals to put less stress on the shortened bowel; parenteral, or intravenous, support nutrition through a central catheter for up to 16 hours per day; and teduglutide (marketed by Shire plc as Gattex), a GLP-2 analog available only as a lyophilized powder, requiring a multi-step reconstitution process before injection, which can make it difficult for patients to administer.

        In February 2016, we began dosing glepaglutide to patients with SBS in a Phase 2 proof-of-concept clinical trial. The last subject was dosed in January 2017. In June 2017, top-line results of this Phase 2 trial were released. In the Phase 2 trial, glepaglutide met the primary endpoint of reducing fecal wet weight output in patients with SBS. For the mid-dose and high-dose formulations of glepaglutide tested, the reductions in fecal wet weight output were 23% and 30%, respectively. Increases in fluid and energy absorption were also observed.

        We have submitted an IND to the FDA in July of 2017 in connection with a proposed pharmacokinetic trial, or a trial that studies characteristic interactions of a drug and the body, to evaluate the potential for reducing the glepaglutide dosing from once daily to once weekly.

        We are obligated to pay 0.5% of all future milestone and royalty payments relating to glepaglutide to one of our employees who was involved in inventing glepaglutide.

Dasiglucagon

        We are also developing dasiglucagon, a novel analog of human glucagon, a hormone that increases the level of blood glucose in the body. In pre-clinical trials, dasiglucagon has shown a favorable stability and solubility profile in a liquid formulation, as compared to native glucagon, and is being investigated for use as a rescue treatment for severe hypoglycemia, in a dual-hormone artificial pancreas system for insulin-dependent diabetes patients, and in a single-hormone insulin pump for subcutaneous infusion as a treatment of CHI. We are currently exploring two different formulations for these opportunities in parallel:

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  A single-dose rescue treatment for acute, severe hypoglycemia or "insulin shock" to be made available in a single-dose, ready-to-use disposable injection pen, which would provide diabetes patients, relatives and caregivers with a treatment option that is more convenient and faster to use than existing treatment alternatives. Further results from the Phase 2 trial were presented during a poster session at the 77th Congress of the American Diabetes Association in June 2017 and the full results are expected to be published in 2017. In the Phase 2 trial, it was observed that all subjects treated with one of the three highest doses of dasiglucagon or with the approved glucagon product achieved a blood glucose concentration of >70mg/dL within 30 minutes of dosing. In the same dose groups, time to plasma glucose increases of >20mg/dL was observed to be similar for dasiglucagon and an approved glucagon, with a median time of 9-10 minutes. Patient enrollment for a Phase 3 clinical trial evaluating the immunogenicity of repeated single doses of dasiglucagon was initiated in late June 2017 and initiation of an additional Phase 3 clinical trial is planned before the end of 2017. We believe the market potential for this treatment to be attractive as, at present, glucagon is only available as a lyophilized powder in a vial requiring reconstitution before injection, making it difficult for patients and caretakers to administer.

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  A multiple-dose version intended for use in a dual-hormone artificial pancreas system for insulin-dependent diabetes patients and use in a single-hormone pump for subcutaneous infusion for the treatment of CHI.

        Third party clinical studies have demonstrated that adding a glucagon component to an artificial pancreas system (insulin pump) significantly limits the risk of hypoglycemia, while ensuring better glucose management for patients with type 1 diabetes. We initiated a collaboration with Beta Bionics, Inc., or Beta Bionics, a medical device company, to investigate the use of our multiple-dose version of dasiglucagon with Beta Bionics' iLet investigational bionic pancreas platform technology in June 2016, and formalized our collaboration with Beta Bionics in a February 2017 co-development agreement. iLet is a dual-hormone pocket-sized wearable medical device that Beta Bionics believes will be able to autonomously manage blood sugar levels in diabetes patients. We have submitted an IND for this use of dasiglucagon to the FDA. We retain all proprietary rights to dasiglucagon under this collaboration arrangement.

        In December 2016, we initiated a Phase 2a clinical trial in adult patients with type 1 diabetes to test the safety, tolerability and efficacy in improving glycemic control of dasiglucagon as compared to a recombinant glucagon marketed by Eli Lilly, when administered by a test version of the iLet bionic pancreas test version in which an iPhone is used to control dosing using an algorithm developed by Beta Bionics for use in the iLet bionic pancreas. The test conditions were chosen to optimize the opportunity to evaluate the ability of dasiglucagon (and comparator) to maintain blood glucose in the desired target glycemic range. Results from this single-center, open-label randomized cross-over trial were reported in June 2017. The trial provided evidence that dasiglucagon was able to maintain blood glucose in the target glycemic range in a manner comparable to human recombinant glucagon when administered automatically via the iLet controlled pump system. We also initiated, in December 2016, a Phase 2a clinical trial in adult type 1 diabetes patients treated with continuous subcutaneous insulin infusion, or insulin pumps, to assess pharmaconkinetic responses after micro-doses of dasiglucagon under euglycemic and hypoglycemic conditions and compared to a recombinant glucagon marketed by Eli Lilly. Results from this trial, in which dasiglucagon was observed to provide clinically relevant increases in blood glucose under both euglycemic and hypoglycemic settings, were released in May 2017. Observed adverse events were, in the judgment of our medical staff and consultants, of a nature and number expected in this patient population and product class. None were categorized as serious adverse events.

        In June 2017, we obtained orphan medicinal product designation from the European Commission for the use of our multiple-dose formulation of dasiglucagon for the treatment of CHI. In July 2017, we also submitted rare pediatric disease and orphan drug designation applications to the FDA for the treatment of CHI. We expect a decision to be made on these applications in the second half of 2017. Newborns with CHI have persistent episodes of hypoglycemia and are at risk of developing brain damage and many will have to undergo major pancreatic surgery to prevent the hypoglycemic episodes. Third party studies have demonstrated the potential of preventing persistent hypoglycemia in CHI by treatment with lyophilized glucagon reconstituted daily. Dasiglucagon could offer an attractive alternative to current standard of care with its potential to be infused subcutaneously via a pump. We believe that the clinical trials conducted for our dual-hormone artificial pancreas program provide support for initiating clinical trials in newborns with CHI.

        The table below sets forth, for each of the relevant product candidates discussed above, the indication/subject covered by an IND and/or Clinical Trial Authorization, or CTA, the name of the trial sponsor and the date of the filing of the IND/CTA.

IND/CTA status for each of our internal drug candidates
Candidate	IND/CTA	Indication/Subject of the IND/CTA	Sponsor	Filing Date
Glepaglutide	CTA: 2015-002826-38	A proof-of-concept, dose-finding, controlled, single-center, randomized, cross-over, double-blind, fixed dose Phase 2 trial with glepaglutide in patients with SBS.	Zealand Pharma	December 17, 2015
Dasiglucagon—rescue indication	CTA: 2014-002648-41
		A randomized, double blind trial of single ascending doses of dasiglucagon administered via subcutaneous or intramuscular injection to healthy volunteers and a single dose of dasiglucagon administered subcutaneously to hypoglycemic type 1 diabetic subjects to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of dasiglucagon as compared to an active comparator.	Zealand Pharma	October 27, 2014
CTA: 2015-005287-41
		A randomized, double-blind trial of single doses of dasiglucagon administered subcutaneously to hypoglycemic type 1 diabetic patients to describe the pharmacokinetics and pharmacodynamics of dasiglucagon as compared to a marketed glucagon.	Zealand Pharma	January 20, 2016
Dasiglucagon—artificial pancreas	CTA: 2015-000363-14
		A randomized, placebo-controlled, double blind trial of multiple ascending doses of dasiglucagon administered to healthy volunteers to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of dasiglucagon.	Zealand Pharma	March 10, 2015
	IND	Phase 2 feasibility trial testing dasiglucagon in a bionic pancreas compared to a marketed glucagon	Zealand Pharma	June 24, 2016
Dasiglucagon—artificial pancreas and CHI	CTA: 2016-002617-21	Phase 2 trial testing microdoses of dasiglucagon administered to T1D patients to assess the pharmacokinetics and pharmacodynamics compared to a marketed glucagon	Zealand Pharma	June 13, 2016
Dasiglucagon—single-dose	IND
		Phase 3, randomized, double-blind, parallel group safety trial to evaluate the immunogenicity of dasiglucagon, as compared to GlucaGen, administered subcutaneously in patients with Type 1 diabetes mellitus	Zealand Pharma	January 20, 2017

Our Intellectual Property

        Our intellectual property, or IP, portfolio primarily includes patents and patent applications, trademarks and trade secrets. As our business and technology has matured, our internal organization, with the support of experienced external professionals, has sought to manage our IP in line with our overall strategy, and has built a significant patent portfolio directed at the various products we have invented and technologies we employ. Since our incorporation, we have filed patent applications in numerous patent families to cover proprietary technologies, potential products of interest and related methods, such as methods of use. We describe in more detail below the patent families covering our key product candidates.

        As of the date of this prospectus, we own two patent families covering lixisenatide, including 66 non-US patents in 34 non-US jurisdictions, all licensed exclusively to Sanofi. We own two patent families covering two related proprietary GLP-2 analogs, glepaglutide and elsiglutide or Backup candidates. These two patent families include 74 non-US patents in 51 non-US jurisdictions and 17 pending patent applications in 9 jurisdictions. Although the disclosures of one of these two patent families encompass both elsiglutide and glepaglutide, it has been possible to claim the subject matter relating to elsiglutide and glepaglutide in separate patents in the United States. For our internal compound dasiglucagon, a glucagon analog that has a favorable stability profile, we own one patent family including 25 non-US pending patent applications in 24 non-US jurisdictions. See "—Intellectual Property."

Our Competitive Strengths

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  Expected near-term royalty and milestone payments from our out-licensed portfolio of treatments and peptide-based product candidates—Under our license agreements we are entitled to receive milestone payments and royalties on global sales while retaining no financial obligations in respect of the development, production and commercialization of our portfolio of out-licensed peptide-based medicines and product candidates. In particular:

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  Under our global license agreement with Sanofi, we are entitled to receive tiered royalty payments ranging from 10% to the mid teens, with the exact level of royalties to be paid depending on various factors, in respect of global net sales of Adlyxin / Lyxumia, and a 10% royalty payment in respect of global net sales of Soliqua100/33 / Suliqua and any other combination product that includes lixisenatide. We are also entitled to milestone payments (up to a total amount of $275 million, of which up to $100 million is outstanding for products now commercialized) upon the achievement of specified regulatory and sales milestones.

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  Under our 2011 and 2014 license agreements with BI, we are entitled to receive aggregate payments of up to €681 million, of which up to €652 million is outstanding, comprising: (i) amounts paid in connection with the signature of the 2011 agreement and development milestones for products now under development (up to a total of €386 million, of which up to €365 million is outstanding) and tiered royalties ranging from high single digits to low teens digit percentages on BI's global sales of all products stemming from the 2011 collaboration; and (ii) amounts paid in connection with the signature of the 2014 agreement and development milestones for products now under development (up to a total of €295 million, of which up to €287 million is outstanding) for the first compound to be developed and marketed under the 2014 collaboration, additional milestones in respect of other compounds advanced under this collaboration, plus tiered royalties ranging from the low single digits to low teens percentages on global sales of products stemming from the collaboration.

    See "—Material Contracts."

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  The opportunity to advance and broaden our internal pipeline of novel investigational treatments funded by our expected future milestone and royalty payments—We are currently implementing a business strategy that emphasizes deploying royalty and milestone payments from our out-licensed products to support the development of our internal drug candidate pipeline. We are focusing on our three most promising internal clinical programs, which we plan to take through full development and registration, glepaglutide, dasiglucagon (single-dose) and dasiglucagon (multiple-dose). See "—Our Internal Pipeline of Product Candidates."

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  Expertise in the invention and development of peptide-based product candidates, coupled with a track record of pharmaceutical development and clinical achievement, for peptide-based medicines—We have a significant track record of success in the invention and development of novel peptide-based medicines and product candidates, resulting from our deep understanding of peptide chemistry and extensive experience in improving naturally occurring peptides by modifying and optimizing them for therapeutic use. According to statistics published by Technavio Insights, the peptide therapeutics market is worth approximately $20 billion and is expected to grow by 9% per year between 2015 and 2018. Peptide therapeutics cover a range of indications, including Victoza (liraglutide, which is marketed by Novo Nordisk for type 2 diabetes), Byetta (exenatide-4, which is marketed by AstraZeneca for type 2 diabetes), Copaxone (glatiramer acetate, which is marketed by Teva/Sanofi for multiple sclerosis) and Forteo (teriparatide, which is marketed by Eli Lilly for osteoporosis). We have a 19 year track record of inventing peptides with improved profiles in terms of clinical therapeutic benefit, duration of action, stability and convenience of use.

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  An experienced management team and board of directors with global and broad-based scientific, medical and commercial expertise, as well as an agile and efficient organizational structure—Our senior management team and international board of directors have valuable global and diversified expertise in medicinal discovery, pharmaceutical development, clinical design and product advancement, as well as commercialization. Members of our management team have experience advancing medicinal products from discovery stage through to market, and have an average of 14 years of experience in the life sciences industry. In terms of our corporate organization, we are structured to enable dynamic collaboration across various functions and project teams at each stage of discovery and development, allowing us to advance promising opportunities quickly and take advantage of our extensive knowledge of peptide design and product development. We have fully-integrated in-house R&D capabilities, which included 96.8 fulltime equivalent employees as of March 31, 2017.

Our Growth Strategies

  •
  Focus on orphan and specialty diseases, including gastrointestinal and metabolic therapeutic areas, which offer the opportunity to progress through clinical development and registration—We focus on orphan and specialty disease areas, including gastrointestinal and metabolic therapeutic areas, which offer the opportunity to progress through clinical development and registration. We intend to continue to initiate new projects and identify unmet medical needs and specialty disease areas with well-defined patient populations where we believe that the present standard of care can be impaired and we believe that we have the resources to advance our peptide-based product candidates into the later stages of clinical development, including registration. Our selection process for peptide-based product candidates also includes emphasizing targeted clinical development paths to registration and an opportunity to fast-track promising product candidates toward marketing approval or commercialization, either in-house or with collaboration partners, adopting a different approach depending on geography.

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  Maintain our expertise in advancing products through clinical development and registration while developing our commercialization skills—We have an established and validated leading-edge expertise in the design and development of peptide-based therapeutics and have fully-integrated in-house R&D capabilities. Over the past few years, we have focused on expanding and strengthening our development capabilities. As a result, we have the in-house capacity and senior expertise to advance investigational medicines from initial concept to preclinical studies and through the clinical development phases, including registration. Our strategy is to maintain our expertise in advancing products through clinical development and registration while developing our commercialization skills.

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  Accelerate growth through strategic collaborations, in-licensing opportunities and acquisition opportunities in specialty and orphan / rare disease areas where we can apply our in-house peptide expertise and development capabilities—Our partnering activities (including in-licensing, out-licensing, acquisitions and R&D collaborations) are an essential component in the development of our portfolio. We are actively exploring in-licensing opportunities where our distinct peptide expertise could be employed. In addition, with respect to our internal product candidates, we are seeking collaboration partners to provide required expertise in areas such as the marketing of approved drugs, at least in countries other than the United States and certain large European countries and providing devices to facilitate convenient administration of our medicines, such as an artificial pancreas or ready-to-use injectable pens.

Our Focus on Peptide-Based Medicines

        We focus on the discovery, design and development of innovative peptide-based medicines. Peptides are biological molecules that, like proteins, are made up of chains of amino acids. While proteins consist of chains of more than 50 amino acids, peptides are comprised of chains of two to 50 amino acids. Like proteins, peptides are one of the basic biological building blocks and occur naturally in all forms of life. In the human body, there are an estimated 7,000 native, or naturally occurring, peptides, which perform a wide variety of important physiological functions, including hormonal regulation and defense against infection.

        Native peptides are generally broken down quickly in the body and act for a short period of time (often for only a few minutes), which has made them generally unsuitable for use as medicines. However, native peptides can be modified for use as drugs through a number of enhancement techniques and technologies, allowing the synthesis of novel analog forms of peptides that have a longer half-life and can maintain and improve the favorable properties of native peptides, while in many cases reducing or eliminating less favorable attributes.

        As a result of the key functions peptides perform, therapeutic peptides have become an important drug class, and the peptide therapeutics market was worth approximately $20 billion in 2015 and was expected to grow by 9% per year between 2015 and 2018. Peptide drugs are increasingly accepted by both patients and physicians, even though most are administered by injection. Examples of commercialized peptide drugs with significant revenue include: Victoza (liraglutide, which is marketed by Novo Nordisk for type 2 diabetes), Byetta (exenatide-4, which is marketed by AstraZeneca for type 2 diabetes), Copaxone (glatiramer acetate, which is marketed by Teva/Sanofi for multiple sclerosis) and Forteo (teriparatide, which is marketed by Eli Lilly for osteoporosis).

        Peptides generally have a number of advantages as drug candidates that can provide specific therapeutic benefits, including: high selectivity with effects only on the intended target; lower risks of toxicity with limited or no off-target effects; high potency with strong effects even at low concentrations; favorable safety profiles (including fewer side effects) with minimal drug-to-drug interactions, tailored half-lives and binding affinity; and higher regulatory approval rates, with approval rates of 20%, as compared to 10% for small molecule medications. Peptides are also smaller than proteins, which can offer potential advantages in terms of therapeutic administration.

        We specialize in developing peptide product candidates that are analogs of native peptides, which interact with receptors to achieve their biological effects. Most common drug classes, such as small molecule antibiotics and pain medications, block, or antagonize, receptors or biological pathways. Peptide medications can be receptor agonists, which activate receptors, or antagonists, which deactivate receptors, and can be more specific, selective and potent than small molecule drugs, often resulting in medicines that have a more beneficial therapeutic effect and improved safety profile.

        In addition, we sometimes employ certain proprietary technologies when designing novel peptide product candidates. One such internal peptide enhancing technology is our Structure Induced Probe, or SIP technology. The SIP technology adds a number of specific amino acids to the peptide, thereby strengthening or tightening its molecular structure to make it less susceptible to biological degradation. This ensures a longer life span in the blood and thereby permits less frequent dosing. The SIP technology is employed in both lixisenatide and elsiglutide.

        Other proprietary technologies we use have involved the addition of a fatty acid to the amino acid chain of a given peptide as another technique to increase its half-life in the blood stream, as well as working with dual acting peptides where one compound is able to simultaneously activate two different peptide receptors.

        The fundamental basis for our leading position in peptide R&D during our 19-year history is our broad and deep understanding of peptides and their therapeutic potential and uses. We employ a systematic and integrated approach to peptide product candidate development. After identifying natural peptides likely to play a role in key therapeutic areas that we have selected, our R&D team designs, formulates and tests innovative peptide analogs. We then seek to progress investigational peptide medicines quickly and efficiently through preclinical development, including the establishment of proof-of-mechanism in cell based disease assays (in vitro) and in animal disease models (in vivo). Our R&D organization is structured to enable dynamic collaboration across various functions and project teams at each stage of discovery and development, allowing us to advance promising opportunities quickly and take advantage of our extensive knowledge of peptide design and product development.

        Molecular modeling and screening, as well as peptide modification and formulation techniques, are used, as appropriate, to enhance the therapeutic characteristics and stability of peptide product candidates with the aim of developing medicines that can be successfully commercialized.

        Our peptide chemistry and pharmaceutical development expertise is complemented by strong downstream development competencies, including a clinical development team with experience in quality assurance and in regulatory matters. We believe that we have the requisite in-house capabilities to advance product candidates in our selected disease areas from preclinical Investigational New Drug, or IND, enabling studies to late-stage clinical development, including registration. We hope to soon expand and extend our capabilities to include late-stage commercialization skills.

        Our R&D processes and techniques have enabled us to generate novel peptide product candidates with enhanced biological activity, increased potency, a longer duration of action and an extended shelf life, as compared to native peptides.

Our Out-Licensed Products and Product Candidates

        We have out licensed a number of our peptide-based medicines and product candidates to third parties, including lixisenatide, a product currently marketed as a stand-alone medicine by Sanofi for the treatment of type 2 diabetes, and a combination treatment that combines lixisenatide with Sanofi's basal insulin Lantus also to treat type 2 diabetes, that was recently approved for marketing by the FDA and EMA under the brand names Soliqua100/33 and Suliqua in the United States and EU, respectively, two preclinical product candidates based on our internally invented peptide programs licensed to BI for the treatment of diabetes and obesity.

        The development and commercialization of Adlyxin / Lyxumia and Soliqua100/33 / Suliqua or of any other combination product that includes lixisenatide is governed by our Sanofi License Agreement originally entered into in 2003 and subsequently amended. See "—Material Contracts—Sanofi License Agreement for Lixisenatide."

        The research, development and commercialization of our peptide-based product candidates that we have licensed to BI are governed by our two license agreements with BI. See "—Material Contracts—Licensing Agreements with Boehringer Ingelheim."

Approved Products

Adlyxin / Lyxumia

        Lixisenatide is a once-daily GLP-1 agonist that was invented by us for the treatment of type 2 diabetes. It is our first out-licensed product approved by both the FDA and EMA and it is now marketed as Adlyxin / Lyxumia by our collaboration partner Sanofi under the Sanofi License Agreement. Lyxumia had annual global sales of €32.7 million ($37.3 million) in 2016. For the six months ended June 30, 2017, Adlyxin/Lyxumia had combined global sales of €13.9 million ($15.8 million).

        Adlyxin / Lyxumia is administered as a once-daily injection, with doses of 10 mcg per day for the first two weeks of treatment and 20 mcg per day thereafter. Sanofi has obtained regulatory approvals to market Adlyxin / Lyxumia in 61 countries and currently does so in 45 countries outside the United States.

Soliqua100/33 / Suliqua

        Soliqua100/33 / Suliqua is a combination of lixisenatide with Lantus, the brand name of insulin glargine developed by Sanofi S.A., or Sanofi, which has been approved by the FDA and is marketed by Sanofi pursuant to the Sanofi License Agreement in the United States under the brand name Soliqua100/33, and which has been approved by the EMA and launched in the Netherlands by Sanofi under the brand name Suliqua. For the six months ended June 30, 2017, Soliqua 100/33 / Suliqua had combined global sales of €9.1 million ($10.4 million).

        Soliqua100/33 is marketed in a single pre-filled SoloSTAR pen for once-daily dosing covering 15 to 60 units of insulin glargine 100 units/ mL and 5 to 20 mcg of lixisenatide. Suliqua is marketed in two pre-filled SoloSTAR pens providing different dosing options: a 10-40 SoloSTAR pre-filled pen will deliver 10 to 40 units of insulin glargine 100 units/mL in combination with 5 to 20 mcg of lixisenatide, whereas a 30-60 SoloSTAR pre-filled pen will deliver 30 to 60 units of insulin glargine 100 units/mL in combination with 10 to 20 micrograms of lixisenatide. SoloSTAR is the most frequently used disposable insulin injection pen platform in the world.

Overview of Diabetes

        Diabetes is a group of diseases characterized by high blood glucose levels that result from deficiencies in the body's ability to produce, use or respond to insulin. Glucose is the type of sugar that the cells of the body use for energy. Insulin is a hormone produced in the beta cells of the pancreas that plays a central role in transporting glucose from the blood stream into cells.

        There are two forms of diabetes, type 1 and type 2:

  •
  Type 1 diabetes results from a loss of the ability to produce insulin. Type 1 diabetes is treated generally with injections of insulin or modified forms of insulin (insulin analogs); and

  •
  Type 2 diabetes is a chronic disease, which begins when the body cannot produce adequate levels of insulin or loses the ability to respond to insulin (insulin resistance). The key to effective management of type 2 diabetes is to control high blood glucose levels (hyperglycemia).

        Both type 1 and type 2 diabetes are complex, chronic and progressive disorders that, left untreated, can lead to long-term health complications and shortened life expectancy. High blood glucose levels increase the risk of cardiovascular diseases such as high blood pressure, heart disease and stroke. Prolonged and widely varying blood glucose levels can lead to microvascular complications, resulting in permanent damage to the kidneys, the eyes, the sensory, motor and autonomous nerves, as well as the extremities. Both high blood glucose levels (hyperglycemia) and low blood glucose levels (hypoglycemia) are undesirable and present serious health hazards.

        Of the various risk factors involved in contracting type 2 diabetes, including lifestyle and age, one of the most important is obesity. Obesity plays a central role in insulin resistance and the progression of type 2 diabetes. Body weight loss is associated with substantial reductions in diabetes-related mortality in overweight individuals while also improving other health parameters, such as blood pressure and cholesterol levels.

Global Diabetes Market

        According to the International Diabetes Federation, or IDF, in 2015 an estimated 415 million people between the ages of 20 and 79 were affected by diabetes globally, with up to 91% of adults with the disease in high-income countries having type 2 diabetes. The IDF also estimated that as of 2015, 29.3 million individuals in the United States, or 9.2% of the population, had diabetes. The IDF estimates that globally 642 million adults will be affected by diabetes by 2040.

        According to the IDF, diabetes-related expenditures in 2015 totaled $521 billion in North America, the Caribbean and Europe. Further, according to the IDF, aggregate diabetes-related expenditures in the United States, China and Germany, the three countries that spend the most on healthcare, amounted to 60% of the total global expenditures on diabetes, even though these countries only accounted for 35.1% of the global diabetes population. In addition, the IDF estimates the aggregate diabetes-related expenditures in the three highest spending regions of Western Pacific, Middle East and North Africa and South and Central America amounted to $157.7 billion in 2015 and expects these expenditures to increase by 39% by 2040 as a result of aging populations, people leading increasingly unhealthy lifestyles and an expected increase in life expectancy.

        Treatments for type 2 diabetes are intended to reestablish glucose homeostasis, or a condition of balance or equilibrium of glucose levels since widely varying glucose levels can lead to long term health complications for patients.

        HbA1c is the generally accepted measure of glycemic (glucose level) control, and the most validated measure of how well a patient has been able to control its type 2 diabetes. It is a blood test that checks the amount of glucose bound to hemoglobin, a protein found inside red blood cells responsible for carrying oxygen coming from the lungs to the different parts of the body. When hemoglobin bonds with glucose, a coat of sugar forms on the hemoglobin, and that coat gets thicker when there is more glucose in the blood. HbA1c tests measure how thick that coat has been over the past approximate three months, which is how long a typical red blood cell lives. People who have type 2 diabetes have higher HbA1c levels than normal. As a result, an HbA1c test can be used to diagnose and monitor the progression of type 2 diabetes.

        A consensus statement adopted by the American Diabetes Association, or the ADA, and the European Association for the Study of Diabetes, or the EASD, in 2012 and updated in 2015, in light of the results of controlled clinical trials, provided that in order to reduce the risk of the most common complications of diabetes, an HbA1c level equal to or greater than 7.0% should trigger initiation of therapy (or a change in prior therapy) with the goal of achieving an HbA1c level of less than 7.0%.

Current Therapies and their Limitations

        The principles of therapy for type 2 diabetes stem from the view that lowering and maintaining balanced HbA1c levels can reduce the risk of complications from diabetes, many of which are the result of damage to the body's microvascular systems that occur due to the combination of both high glucose levels and wide variations in glucose levels over time. Initially, patients with increased HbA1c levels are placed on an exercise regime and diet that limits the intake of carbohydrates and fatty foods, which are associated with increased glucose levels. However, exercise and dietary changes alone are often insufficient to control patients' glycemic levels, so newly diagnosed type 2 diabetes patients are typically prescribed metformin, an orally-administered small molecule generic drug, that limits glucose production in the liver, decreases intestinal absorption of glucose and improves insulin sensitivity by increasing peripheral glucose uptake and utilization. Often the combination of exercise, diet and metformin as a stand-alone therapy are insufficient to achieve glucose homeostasis, so doctors prescribe additional medications to the treatment regimen, including:

  •
  oral sulfonylureas, which trigger pancreatic beta cells to release more insulin;

  •
  thiazolidinediones, a class of drugs that cause the body to produce new fat cells which, because such cells are generally more sensitive to insulin, lowers insulin resistance overall;

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  dipeptidyl peptidase-4, or DPP4, inhibitors, which slow the breakdown of GLP-1 (a signaling hormone that triggers the release of insulin after intake of food or beverage);

  •
  sodium-glucose co-transporter 2, or SGLT2, inhibitors, which are molecules that block glucose reabsorption in the kidney and increase glucose excretion, thereby lowering blood glucose levels; and

  •
  GLP-1 analogs, or synthetic forms of the naturally occurring GLP-1 found in the intestines, which act as a signaling hormone in the body to stimulate the pancreas to produce more insulin.

        The chart below summarizes general recommendations for therapies available to treat type 2 diabetes:

Source: Diabetes Care 2015 Jan; 38(1): 140 - 149

        As the disease progresses, type 2 diabetes patients whose blood glucose levels continue to rise are likely to require insulin treatment. Although effective, insulin therapy has shortcomings, in particular, weight gain and the risk of hypoglycemia.

  GLP-1

        As noted above, GLP-1 analogs, which are synthetically modified versions of native GLP-1, are a class of medicines sometimes used as part of a treatment regimen for type 2 diabetes. GLP-1 is a peptide hormone produced in the body in response to the consumption of food. GLP-1 binds to specific receptors expressed in various tissues in the body, including pancreatic beta cells where insulin is produced, and the hypothalamus which is the portion of the brain that controls hunger. It exerts its main effect by stimulating glucose-dependent insulin release from the pancreatic beta cells. GLP-1 has also been shown to slow gastric emptying, inhibit inappropriate post-meal glucagon release and reduce food intake. The specific mechanisms of action by which GLP-1 stimulates the body in these ways is not fully understood.

        Given that the main actions of GLP-1 are to stimulate insulin secretion and regulate appetite and food intake, GLP-1 analogs are used as drugs to treat type 2 diabetes through mimicking the action of native GLP-1 and stimulating the release of insulin upon food ingestion. In clinical practice, GLP-1 therapy is associated with HbA1c reduction, weight loss and a low risk of hypoglycemia or "insulin shock."

        The chart below sets forth the generally understood therapeutic effects of GLP-1 therapy:

        According to IMS Health, for the twelve months ended March 31, 2017 the U.S. market represented approximately 82% of the total market for GLP-1 medicines and the European market represented approximately 11% of the total market. IMS Health estimates that the annual total sales for GLP-1 drugs in this period was $7.3 billion, a $2.0 billion increase, as compared to the twelve months ended March 31, 2016.

        It is important to note that the recommendations on how best to treat type 2 diabetes vary somewhat, in part, because the basis for many of the recommendations is derived from expert consensus. Existing guidelines from professional societies like the ADA and EASD suggest that combination therapies should be considered when HbA1c levels are relatively high to more expeditiously achieve target HbA1c levels.

        The clinical implications of the rapidity in achievement of the target HbA1c level remains an area of uncertainty in diabetes management, and although the clinical benefit of sequential versus combination therapy is unclear, we believe the success of current GLP-1 stand-alone therapy treatments and the approval of Adlyxin / Lyxumia and Soliqua100/33 / Suliqua, suggests that experts on type 2 diabetes care and management will continue to see benefits in recommending GLP-1 stand-alone and combination therapies to manage HbA1c levels.

  Our marketed GLP-1—Adlyxin / Lyxumia

        Adlyxin / Lyxumia has been observed in clinical trials to lower levels of hemoglobin A1c, or HbA1c (a measure of the three-month average blood glucose level), with a particular effect on meal-related, or prandial, glucose. Lyxumia was first approved in Europe in 2013 to improve glycemic, or glucose level, control in adult type 2 diabetes patients and has now been approved in 61 countries. Adlyxin received FDA approval on July 27, 2016 and Sanofi is currently marketing Adlyxin in the United States. Lyxumia is approved outside the United States for use in combination with oral glucose-lowering diabetes medicines or basal, or long-acting, insulin when these treatments, together with diet and exercise, do not provide adequate glycemic control. Adlyxin is approved in the United States as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes mellitus.

  Soliqua100/33 / Suliqua

        Soliqua100/33 is one of the first combinations of a GLP-1 analog and basal insulin to treat type 2 diabetes to be approved for marketing and launched for sale in the United States and is one of only two products (the other being Novo Nordisk's Xultophy, which is a combination of its GLP-1 analog Victoza and basal insulin Tresiba) in this new product class. Soliqua100/33 is approved in the United States as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes mellitus inadequately controlled on basal insulin (less than 60 units daily) or lixisenatide alone. Suliqua is authorized in Europe for use in combination with metformin to improve glycemic control when this has not been provided by metformin alone or metformin combined with another oral glucose lowering medicinal product or with basal insulin.

        As of April 2017, in the United States Sanofi has indicated that it has access to sell Soliqua 100/33 into 34% of the commercially insured market and 31% of the Medicare Part D patient market. Sanofi has initiated a co-pay program to accelerate patient and payor uptake, and has indicated that it expects payor access to increase gradually as a result.

Novel Treatments for Diabetes and Obesity

        We have out licensed other peptide product candidates we developed to BI, including novel lead candidates are in preclinical development: a once-weekly novel dual glucagon/GLP-1 receptor agonist product candidate for the treatment of diabetes and/or obesity, and a novel long-acting amylin analog for the treatment of obesity and diabetes.

Glucagon/GLP-1 Dual Agonist for the Treatment of Diabetes and/or Obesity

        In June 2011, we began our first collaboration with BI to advance a novel dual glucagon/GLP-1 agonist for the treatment of patients with type 2 diabetes and/or obesity. The research part of the collaboration was successfully completed in June 2013 with a portfolio of preclinical product candidates provided to BI. BI is responsible for conducting preclinical studies and clinical development, as well as for the commercialization of products stemming from the agreement, and for funding all activities under the collaboration.

Amylin Analogs for the Treatment of Obesity and Obesity-Related Comorbidities

        In July 2014, we began our second collaboration with BI, which provided for a research program of up to four and half years with the aim of developing novel drugs that interact with a receptor believed to be relevant for treating patients suffering from obesity and diabetes. The biological target of this collaboration is the amylin receptor. Amylin is a peptide that is co-secreted with insulin from the pancreatic beta cells, which may be deficient among diabetes patients. BI is responsible for conducting preclinical studies and clinical development, as well as for the commercialization of products stemming from the agreement, and for funding all activities under the collaboration.

Clinical Development Summary for BI-Licensed Compounds

        The clinical development of the current lead compound, selected by BI in February 2016 under our first collaboration, is expected to begin in 2017. BI will focus on a once weekly instead of once daily treatment for type 2 diabetes and obesity.

        In October 2015, BI selected our novel peptide therapeutic, a novel long-acting amylin analog, under our second collaboration and advanced it into preclinical development. Clinical trials on this candidate are expected to be initiated in the third quarter of 2017.

Our Internal Pipeline of Product Candidates

        Our internal pipeline includes, in particular, three product candidates in clinical development: glepaglutide, which is being developed to treat short bowel syndrome, or SBS; dasiglucagon, formulated for use in a single-dose, ready-to-use disposable injection pen, which is being developed as a rescue treatment for severe hypoglycemia or "insulin shock"; and dasiglucagon, formulated for use in multiple-dose administrations, which is being developed for use in new treatment concepts for insulin-dependent diabetes patients, such as a dual-hormone artificial pancreas system for improved hypoglycemia control and better diabetes management and for the treatment of CHI.

Glepaglutide for SBS

        Glepaglutide is a novel long-acting GLP-2 analog that we developed, which is intended to have a longer half-life and a better stability and solubility profile in a liquid formulation, as compared to native GLP-2. GLP-2 is a native signaling hormone, like GLP-1, secreted upon nutrient intake, which stimulates intestinal growth. We believe that glepaglutide could become an effective treatment for SBS with the potential to be superior to existing treatments because glepaglutide may allow administration in a repeat-dose, ready-to-use disposable injection pen that would serve as an easy-to-use treatment option for SBS patients.

Overview of SBS

        SBS is a complex chronic disease characterized by severe or complete loss of bowel function. SBS can result from either surgical removal of portions of the small intestine and colon or from loss of function as a result of bowel damage. The primary underlying causes of SBS are Crohn's disease, ischemia, radiation and colon cancer.

        Patients with SBS have reduced intestinal absorption and ability to maintain protein-energy, fluid, electrolyte, or micronutrient balances when on a conventionally accepted, normal diet. Current treatment options for SBS are limited to: (i) eating small but highly frequent meals to put less stress on the shortened bowel; (ii) parenteral (or intravenous) support nutrition through a central catheter for up to 16 hours per day; and (iii) teduglutide (marketed by Shire plc as Gattex), a GLP-2 analog available only as a lyophilized powder, requiring a multi-step reconstitution process before injection, which can make it difficult for patients to administer.

        There are complications associated with current SBS treatment regimens. For example, patients dependent on regular parenteral nutrition can experience a number of serious and life-threatening complications associated with SBS and treatment for SBS, including a high risk of sepsis, blood clots or liver damage, and reduced quality-of-life due to the time required for, and consequences of, frequent access to an intravenous pump.

        SBS qualifies for orphan status in both the United States and Europe. In the United States, the true prevalence of SBS is unknown because no reliable patient database exists. Best estimates are based on statistical studies, indicating that there are between 15,000 and 20,000 adult SBS patients. In Europe, there are an estimated 10,000 and 20,000 patients with SBS. Moreover, as awareness of SBS increases, cases of SBS are becoming more prevalent and increasingly diagnosed and reported by physicians. Accordingly, we believe that this is a growing disease area of high unmet medical need.

Clinical Development Summary for glepaglutide

        We are developing glepaglutide, a novel long-acting GLP-2 analog that is intended to have a longer half-life and a better stability and solubility profile in a liquid formulation as compared to native GLP-2, to treat SBS. In September 2015, we advanced glepaglutide, a novel long-acting GLP-2 analog, into Phase 2 clinical development.

(1)
Source: Zealand Investigator Brochure, edition 3

(2)
Gattex prescribing information, NPS Pharmaceuticals, Bedminster, New Jersey 2015

(3)
Teduglutide required supplies: vial of lyophilized teduglutide, diluent syringe, needle, dosing syringe, 7-step preparation instructions

  Preclinical Studies and Phase 1 Trials

        We conducted preclinical studies in which glepaglutide was observed to increase small intestinal mass in animals to a larger extent than a comparator GLP-2 analog, as summarized in the chart below:

        A Phase 1a clinical trial of glepaglutide was conducted in 60 healthy volunteers. In this trial, glepaglutide was observed to have a favorable safety and tolerability profile in doses of up to 96 mg. The design of the Phase 1a clinical trial of glepaglutide is summarized in the chart below:

Dose Cohorts	1	2	3	4	5	6	7
Number of Subjects (Active/Placebo)	6/2	6/2	6/2	6/2	6/2	6/2	6/2
Dose (mg)	1.6	3.0	6.0	12.0	24.0	48.0	96.0

        The key results were as follows:

  •
  common adverse events: mild/transient local reactions at highest glepaglutide dose;

  •
  no serious adverse events;

  •
  no overall difference in systemic adverse events between glepaglutide, as compared to placebo; and

  •
  glepaglutide is rapidly absorbed: median Tmax (or the amount of time that glepaglutide was present at the maximum concentration in the blood) 30 minutes to 1 hour.

        A Phase 1b clinical trial was conducted in 10 Crohn's disease patients in remission, studying the biomarker citrulline, which is an indicator of the regeneration of mucosal cells in, and well-being of, the digestive system. Each patient was dosed with up to 20 mg of glepaglutide through once-daily injections over the course of two weeks. In the Phase 1b clinical trial, we observed a mean 86% increase of the citrulline levels in the patients treated with glepaglutide, as compared to patients treated with a placebo, as summarized in the chart below. No serious adverse events were reported. The most common adverse events reported were constipation and injection site pain. We made a decision in 2016 to cease development efforts of this product candidate for the treatment of Crohn's disease.

  Phase 2 Trial

        In February 2016, we initiated a double-blind, proof-of-concept, dose-finding trial for glepaglutide, in which 18 patients were to be enrolled. The primary endpoint of this trial was based on the change from baseline of wet weight of ostomy output or diarrhea. The trial was conducted in Denmark. The last subject was first dosed in February 2017 and top-line results from this trial were released in June 2017.

        At the outset, patient candidates for trial participation were assessed for eligibility. Once confirmed, patients were hospitalized for a week for the first (T1) of four balance study periods during which input (i.e., copies of the candidates' meals and drinks) is collected and output (i.e., feces and urine) is measured for three consecutive days. On the last day of the hospital stay, the first treatment period is commenced. Patients are randomized into groups which are allocated one of three doses of glepaglutide (high-dose, mid-dose or low-dose; 0.1mg, 1mg or 10mg, respectively) to be administered subcutaneously by the patient once daily for three weeks.

        During the last week of the first treatment period, patients are hospitalized again and the second balance study (T2) is conducted.

        Thereafter, a 4-week treatment-free, wash-out period follows. After the wash out, the patients are re-hospitalized for another treatment period with balance studies conducted before (T3) and at the end (T4) of the second treatment period. For the second treatment period, patients are randomized to one of the other two doses of glepaglutide.

        The design of this clinical trial is summarized in the chart below. The primary endpoint of this trial was the absolute change from baseline of wet weight of ostomy output or diarrhea. Top-line results of the trial were released in June 2017. Sixteen patients completed the study and glepaglutide met the primary study endpoint of reducing fecal wet weight output (ostomy output or diarrhea), with a reduction of 833 grams/day (p=0.0002) and a reduction of 593 grams/day (p=0.0021) in the 10 mg and 1 mg dose groups, respectively, corresponding to a relative decrease of 30% and 23%, respectively. In addition, glepaglutide was observed to increase energy absorption (p<0.05) for the combined 10 mg and 1 mg dose group. Pharmacokinetic data from the trial appeared to confirm the long half-life of glepaglutide when dosed daily. In the trial, the most frequently reported adverse events were nausea, abdominal pain, abdominal distension, vomiting, stoma complications, dizziness, polyuria, decreased appetite, peripheral edema, cough and injection site reactions. Most adverse events were observed to be mild to moderate. Of those that were categorized as serious adverse events, half were in patients when exposed to the low-dose, half were in patients when exposed to the high-dose, and none were in patients when exposed to the mid-dose. In the judgment of our medical staff, the observed adverse events and serious adverse events were of a nature and number expected in this patient population and product class.

  Further Trial

        We have submitted an IND to the FDA in July of 2017 in connection with a proposed pharmacokinetic trial, or a trial that studies characteristic interactions of a drug and the body, to evaluate the potential for reducing the glepaglutide dosing from once daily to once weekly.

Commercial Potential of glepaglutide

        If future clinical trials support regulatory approval, we believe that there is substantial market potential for glepaglutide due to the relative attractiveness of glepaglutide compared to the treatments that are currently prescribed for SBS and the size of the market for such treatments. SBS is a serious condition for which there is a significant opportunity to improve disease management and patient outcome. While the marketed GLP-2 analog teduglutide (marketed by Shire plc as Gattex) has a half-life of 1.3 to 2 hours and is provided in the form of a lyophilized powder, which requires reconstitution with sterile water in a multi-step process before use, we intend to develop glepaglutide in a repeat-dose, ready-to-use disposable injection pen, with glepaglutide expected to have a half-life of 14 to 17 hours. We believe that this will provide significant benefits to patients requiring the long-acting profile of our GLP-2 analog. The 2006 annual reimbursement for Home Parenteral Nutrition-related health services across clinical settings for SBS has been estimated at approximately $2.3 billion and the related cost per patient can exceed $100,000 annually per patient according to the Short Bowel Foundation. Teduglutide was first launched by NPS Pharmaceuticals Inc. in the United States in 2013 for treatment of adult patients with SBS who are dependent on parenteral support. Shire acquired NPS Pharmaceuticals in 2015 and reported global teduglutide sales of $219 million in 2016 (an increase of 55% compared to 2015). In 2016, the average wholesale price in the United States for teduglutide was $395,000 per patient per year. Consolidated sales of teduglutide in 2022 are estimated to be $636 million, according to Evaluate Pharma 2017.

Dasiglucagon for Hypoglycemia

        We are developing dasiglucagon, a novel analog of human glucagon. Glucagon is a hormone that increases the level of blood glucose in the body. Unlike native glucagon, we have observed dasiglucagon to be highly soluble and to have a favorable physical and chemical stability profile in liquid solution, while having a comparable effect to native glucagon with respect to releasing glucose stored in the liver into the blood stream. Dasiglucagon is a chemically synthesized peptide with seven amino acid substitutions compared to native glucagon. Dasiglucagon is intended to have a better stability and solubility profile in a liquid formulation as compared to native glucagon that may allow use as a rescue treatment for severe hypoglycemia and in a dual-hormone artificial pancreas system for insulin-dependent diabetes patients. We are currently exploring in parallel two formulations (a single-dose version and a multiple-dose version) and three separate opportunities for dasiglucagon.

  Glucagon

        Glucagon is a peptide hormone, produced by alpha cells of the pancreas and secreted to prevent blood glucose levels from dropping too low, thus playing an essential role for a well-functioning metabolic system. Native glucagon has not been widely used in therapeutic treatment as its use has proven challenging due to its low solubility and poor stability in liquid form.

Overview of Hypoglycemia

        Hypoglycemia is a condition in which blood glucose drops to unsafe levels. It is most frequently associated with diabetes and primarily arises in diabetes patients on insulin therapy only. Symptoms of a hypoglycemic episode include anxiety, sweating, tremors, palpitations, nausea and pallor. In severe cases, hypoglycemia can lead to loss of consciousness, seizures, coma and death.

        Severe hypoglycemia or "insulin shock" occurs when blood glucose levels become so low that the assistance of another person is required to treat the condition by administration of intravenous glucose or glucagon injection. Severe hypoglycemia is classed as a diabetic emergency and primarily an issue for diabetes patients treated with insulin.

        Data published in June 2015 in Diabetes Care and generated from a cohort of more than 16,000 people with type 1 diabetes as part of the T1D Exchange Patient Registry, indicates that severe hypoglycemia occurs frequently. The fear of another episode often leads to reduced glucose control (i.e., allowing blood glucose to remain higher than desired), which, in turn, increases risk of micro- and macrovascular complications.

        According to the 2014 National Diabetes Statistics Report, approximately 29% of all adult patients diagnosed with diabetes in the United States are treated with insulin. Type 1 diabetes patients are the most likely to experience episodes of hypoglycemia because they often inject themselves with insulin up to six times per day or use an insulin pump.

        According to IMS Health, the U.S. glucagon market was valued at approximately $372 million for the twelve months ended March 31, 2017, and we believe that this market is significantly underpenetrated owing to the complexity of the hypoglycemia treatments, such as glucagon rescue kits, currently available on the market.

Single-Dose dasiglucagon

        We are developing dasiglucagon as a single-dose rescue treatment for acute, severe hypoglycemia or "insulin shock," to be made available in a single-dose ready-to-use disposable injection pen, which would provide diabetes patients, relatives and caregivers with a treatment option that is more convenient and faster to use than existing treatment alternatives.

        We believe the market potential for this treatment to be highly attractive as, at present, current glucagon treatments are solely available in the form of a lyophilized powder, which requires reconstitution with sterile water in a multi-step process before use. In the case of an acute, severe hypoglycemia event, this can lead to handling errors, delayed administration of glucagon and sub-optimal treatment. Accordingly, we believe that dasiglucagon will have an advantage in comparison to other drugs on the market due to relative ease of administration.

Clinical Development Summary for Single-Dose dasiglucagon

  Phase 1a Trials for dasiglucagon

        A Phase 1a trial was conducted for dasiglucagon as a two-part randomized, double-blind and placebo-controlled trial at a clinical diabetes center in Germany to evaluate the safety and tolerability of dasiglucagon and to assess various pharmacokinetic and pharmacodynamics measurements of dasiglucagon, as compared to native glucagon. 64 healthy volunteers were enrolled in the first part of the trial, each of whom received single-ascending doses of dasiglucagon of 0.01 mg to 2.0 mg. In the second part of the trial, the same endpoints were evaluated in 20 patients with type 1 diabetes, who were made hypoglycemic before treatment in order to evaluate the efficacy of dasiglucagon to release glucose stores and increase blood sugar levels in a cross-over design with native glucagon as an active comparator.

        The first phase of the trial design consisted of single-ascending doses of dasiglucagon that were administered subcutaneously in six cohorts and intramuscular in three cohorts, compared to fixed doses of a marketed glucagon product (GlucaGen). The trial was double-blinded in 64 healthy volunteers, randomized to either one single dose of dasiglucagon (six subjects per cohort) or marketed glucagon (two subjects per cohort).

        The design of the dasiglucagon Phase 1a clinical trial is summarized in the charts below:

        The second phase of the trial design consisted of a fixed, single dose of dasiglucagon administered subcutaneously, compared to fixed dose of marketed glucagon (GlucaGen). The trial was double-blinded in 20 patients with type 1 diabetes, randomized to either dasiglucagon or the marketed glucagon product (GlucaGen) after an insulin-induced hypoglycemic event in a two sequence group cross-over design, as shown in the chart below:

        Results showed that subjects generally tolerated dasiglucagon with no serious adverse events reported across all doses evaluated (0.1 mg to 2 mg per subject). Furthermore, blood glucose levels increased across a broad dose range.

  Phase 2 Clinical Trial

        In February 2016, we initiated a Phase 2 single-center, randomized, double-blind PK/PD dose-finding trial. 81 adults with type 1 diabetes were enrolled in the trial. The primary trial objective was to evaluate the pharmacokinetics and pharmacodynamics of dasiglucagon to be able to fully compare its effect to that of a marketed glucagon product (GlucaGen).

        Subjects were randomized to one of four groups who received four different single doses of dasiglucagon administered subcutaneously after an insulin-induced hypoglycemia event. In the lowest dose group, a parallel design was applied, and in the second to fourth dosing groups, patients were dosed with both dasiglucagon and a marketed glucagon product (GlucaGen) in a crossover design.

        The primary objective of this Phase 2 trial was to characterize the pharmacological profile of an optimized formulation of dasiglucagon and compare it to glucagon rescue product marketed by Eli Lilly. In August 2016, top line results were reported from the trial. Results from the trial showed that all subjects treated with one of the three highest doses of dasiglucagon or with the marketed glucagon product achieved a blood glucose concentration of >70 mg/dL within 30 minutes of dosing. In the same dose groups, time to plasma glucose increases of >20 mg/dL was shown to be similar for dasiglucagon and approved glucagon with a median time of 9-10 minutes. Further results from the Phase 2 trial were presented during a poster session at the 77th Congress of the American Diabetes Association in June 2017 and the full results are expected to be published in 2017.

        The design of the dasiglucagon Phase 2 clinical trial is summarized in the chart below:

        The chart below shows the plasma glucose profiles following dosing with different doses of dasiglucagon or Glucagen.

  Phase 3 Clinical Trials

        In June 2017, we initiated a Phase 3 clinical trial to evaluate the immunogenicity of repeated single doses of dasiglucagon (0.6 mg) following subcutaneous administration to patients with type 1 diabetes, as well as its efficacy, safety and tolerability. In the trial dasiglucagon will be compared with GlucaGen, a glucagon analog marketed in powder form for reconstitution. The trial will be conducted over 15 weeks, during which 90 patients will be exposed to either dasiglucagon or GlucaGen in a parallel randomized double-blind design. Initiation of an additional Phase 3 clinical trial is planned prior to the end of 2017.

Commercial Potential for Single-Dose dasiglucagon

        Glucagon is currently marketed in the United States by Novo Nordisk, Fresenius Kabi, Bedford Laboratories and Eli Lilly as a lyophilized powder in a vial for reconstitution with sterile water before injection. According to data from IMS Health, 2016 revenue from these products was over $316 million in the United States. We believe, however, that a larger market opportunity exists because, despite a recommendation from the ADA that all diabetes patients with increased risk of severe hypoglycemia should be prescribed and carry with them a glucagon rescue kit, we estimate that a maximum of up to 25% of type 1 diabetes patients possess one. In addition, the proportion of type 2 diabetes patients carrying a glucagon rescue kit is believed to be even lower, potentially due to the complexity of the current rescue kits.

        We believe there will be at least two main competitors seeking to offer glucagon in an easy to administer form for rescue treatment:

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  Eli Lilly: Through its October 2015 acquisition of Locemia Solutions ULC, Eli Lilly intends to advance the Locemia intranasal glucagon, a device for intranasal administration of glucagon powder, which is in Phase 3 clinical development. Human factor data presented at the EASD in 2015 reported better ease-of-use compared to a marketed glucagon rescue kit; and

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  Xeris Pharmaceuticals, Inc.: Xeris is developing the G-Pen, a ready-to-use auto injector for glucagon rescue treatment, which is in Phase 3 clinical development. Xeris has developed a soluble, liquid ready-to-inject formulation of glucagon, with human factor data presented at a conference for Advanced Technologies and Treatments for Diabetes in 2016, reporting better ease-of-use compared to a marketed glucagon rescue kit.

        Our own market research indicates that an auto-injector pen is the preferred method of administration for a glucagon rescue treatment for severe hypoglycemia or "insulin shock" among patients, caregivers, and health care professionals, and is preferred over the current marketed products, nasal powder, a patch or a vial administration.

        As a result of the foregoing, we believe that a ready-to-use version of glucagon in a pen device has the potential to both make significant inroads in market share in the existing market and to increase the penetration of the market.

Multiple-Dose dasiglucagon for Possible Use in an Artificial Pancreas for the treatment of Type 1 Diabetes

        We are also developing a multiple-dose version of dasiglucagon for possible use in a dual-hormone artificial pancreas system for insulin-dependent diabetes patients. We believe that the market potential for this version is significant because, if successful, it will permit the further development of artificial pancreas systems, which in turn will help improve the way in which type 1 diabetes is managed.

        Currently, the majority of patients with type 1 diabetes manually measures levels of glucose in their blood by either using the traditional method of pricking one's finger, or by using a continuous glucose monitor. Based on these measurements, they must adjust glucose levels by taking multiple injections of insulin daily or by continually infusing insulin with a pump via needles placed under the skin. This requires diligence and a manual effort by the user. By automating the detection of blood sugar levels and delivery of insulin or glucagon in response to changes, HbA1c levels can be managed more closely, and artificial pancreas systems as they evolve and are improved are likely to transform the lives of people with type 1 diabetes.

        As a peptide analog of human glucagon that has a favorable stability profile, dasiglucagon is suited for the management of type 1 diabetes when used continually as part of a dual-hormone artificial pancreas system. dasiglucagon, comprises 29 amino acids, with seven substitutions compared to native glucagon, to improve physical and chemical stability in aqueous media, making it suitable for liquid formulation. We believe dasiglucagon can create a new treatment paradigm for type 1 diabetes management as part of a dual-hormone artificial pancreas system, offering a holistic, fully-automated approach to glycemic control rather than providing a component that addresses only one aspect of glycemic control (e.g., insulin infusion, glucose sensing, therapeutic dosing decisions). We expect that dasiglucagon, as part of dual-hormone artificial pancreas system, will:

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  reduce mean glycemia in nearly all type 1 diabetes subjects to levels that meet or exceed the ADA's goal for therapy;

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  reduce long-term microvascular and neurological complications when the product/device combination is implemented at the time of diagnosis;

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  reduce mild hypoglycemia and significantly lessen the risk of severe hypoglycemia or "insulin shock"; and

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  automate glycemic management, thereby lessening the day-to-day burden on patients and improving compliance with therapy.

        We believe that the combination of dasiglucagon and dual-hormone artificial pancreas systems will create a significant improvement in the way diabetes is managed. In addition, this product/device combination is expected to provide increased effectiveness in delivering therapy, thereby addressing the unmet medical needs of type 1 diabetes patients already recognized by the FDA.

Clinical Development Summary for Multiple-Dose dasiglucagon for the treatment of Type 1 Diabetes

  Phase 1b Clinical Trial

        In May 2015, we received a $1.8 million grant from the Helmsley Charitable Trust to fund initial preclinical and clinical activities for our multiple-dose dasiglucagon.

        In 2015, we also initiated and completed a Phase 1b randomized, double-blind and placebo controlled clinical trial of the multiple-dose dasiglucagon involving 24 healthy volunteers. Patients were randomized to multiple-ascending doses of dasiglucagon (six subjects per cohort) or placebo (two subjects per cohort), administered subcutaneously over five consecutive days. The results of the trial observed that subjects generally tolerated dasiglucagon in multiple-dose use with no serious adverse events reported. A blood glucose response was observed. Increases of 20 mg/dL of glucose were achieved by all subjects following multiple doses over five days, independent of the dasiglucagon dose, with only four subjects in the 0.1 mg cohort failing to reach this increase after the first dosing. The primary endpoints of this clinical trial were to evaluate the safety and tolerability of the dasiglucagon compound after multiple dosing. The secondary endpoints of this clinical trial measured the pharmacokinetics and pharmacodynamics (blood sugar levels) of dasiglucagon after multiple dosing. The trial was conducted at a clinical diabetes center in Germany. Participants in the clinical trial received three different cohorts of daily doses of dasiglucagon, each over five days.

  Phase 2a Clinical Trial

        In December 2016, we dosed the first adult type 1 diabetes patients with the multiple-dose dasiglucagon in a Phase 2a clinical trial. The trial is enrolled 17 adult type 1 diabetes patients. The Phase 2a trial was a single-centre, randomised, sequential, cross-over trial assessing pharmacokinetic and pharmacodynamic responses after micro-doses (0.03 mg, 0.08 mg, 0.2 mg and 0.6 mg) of dasiglucagon administered subcutaneously to patients with type 1 diabetes under euglycemic and hypoglycemic conditions and compared to a glucagon marketed by Eli Lilly, administered at doses of 0.03 mg, 0.08 mg and 0.2 mg at euglycemic conditions. Results from this Phase 2a trial, in which dasiglucagon was observed to provide clinically relevant increases in blood glucose under both euglycemic and hypoglycemic settings, were released in May 2017. Observed adverse events were, in the judgment of our medical staff and consultants, of a nature and number expected in this patient population and product class. None were categorized as serious adverse events.

        During the trial, 17 adult type 1 diabetes patients treated with continuous subcutaneous insulin infusion, or insulin pumps, received two doses of dasiglucagon, at doses of 0.03 mg, 0.08 mg and 0.2 mg, (the first at euglycemic and the second at hypoglycemic conditions) and one dose of Eli Lilly's marketed glucagon at euglycemic conditions, in a randomized order. The third dose of dasiglucagon (during hypoglycemia) was administered the morning after a standardized carbohydrate-rich meal. Each dosing visit was separated by between three and seven days. For all patients the 0.6 mg dose of dasiglucagon was administered on the fifth dosing visit. Each patient enrolled in the trial provided a total of 11 pharmacokinetic and pharmacodynamic profiles covering four different dose levels (eight profiles from dasiglucagon and three profiles from the marketed glucagon).

Collaboration with Beta Bionics

        We initiated a collaboration with Beta Bionics, Inc., or Beta Bionics, a medical device company, to investigate the use of our multiple-dose version of dasiglucagon with Beta Bionics' iLet investigational bionic pancreas platform technology in June 2016, and formalized our collaboration with Beta Bionics in a February 2017 co-development agreement. iLet is a dual-hormone pocket-sized wearable medical device that Beta Bionics believes will be able to autonomously manage blood sugar levels in diabetes patients. We have submitted an IND for this use of dasiglucagon to the FDA. We retain all proprietary rights to dasiglucagon under this collaboration arrangement.

        In December 2016, we initiated a Phase 2a clinical trial in adult patients with type 1 diabetes to test the safety, tolerability and efficacy in improving glycemic control of dasiglucagon as compared to a recombinant glucagon marketed by Eli Lilly, when administered with the iLet test version in which an iPhone is used to control dosing using an algorithm developed by Beta Bionics for use in the iLet bionic pancreas. The test conditions were chosen to optimize the opportunity to evaluate the ability of dasiglucagon (and comparator) to maintain blood glucose in the desired target glycemic range. Top-line results from this single-center, open-label, randomized cross-over trial were reported in June 2017. The trial provided evidence that dasiglucagon was able to maintain blood glucose in the target glycemic range in a manner comparable to human recombinant glucagon when administered automatically via the iLet controlled pump system.

Overview of artificial pancreas market

        The pancreas is the organ in the body that secretes the hormones insulin and glucagon. In a healthy pancreas, insulin and glucagon are secreted in a manner that maintains blood glucose levels within an acceptable range. An artificial pancreas is intended to achieve control of blood glucose levels if a diseased natural organ cannot.

        At present, most of the marketed artificial pancreas systems serve simply as insulin pumps, automatically injecting insulin when needed. In these single-hormone systems, glucagon, if also required, must be administered manually by the patient or a third party. According to the American Association of Diabetes Educators, in 2016 insulin pumps were used by 400,000 patients, or approximately 35% of type 1 diabetes patients in the United States. Informa Pharma Intelligence's Meddevicetracker database reports that the U.S. market for insulin pumps (consisting of both the pumps and the accompanying consumable products (e.g., infusion sets, or the plastic tubing that delivers insulin from the pump into the body) but excluding insulin itself) was valued at $1.7 billion in 2015 and is expected to reach $2.5 billion by 2020, representing a growth rate of over 40%, as a result of the introduction of superior and less invasive pumps and integrated systems being adopted for use by a broader group of patients in a growing diabetes population. With technological innovation likely driving this trend, assuming the same growth rate reported by Meddevicetracker moving forward, the market for insulin pumps will be double in 2025 what it was in 2015.

        The market for glucagon in a dual-hormone artificial pancreas will depend, in our view, on how many of the existing insulin-only pump users will switch to using a dual-hormone (insulin and glucagon) device and the average daily price for the glucagon administered via such systems..

        Our collaboration partner Beta Bionics is seeking to advance its iLet dual-hormone artificial pancreas system, which automatically administers both insulin and glucagon as needed. We believe that the iLet is the only dual-hormone artificial pancreas currently in clinical development. As part of our partnership with Beta Bionics, our glucagon analog, dasiglucagon, has been used in the clinical development of this pioneering dual-hormone device. As a result, we believe we may be well-positioned as a supplier of a glucagon analog for use with the iLet if it reaches the market.

Multiple-Dose dasiglucagon used in the treatment of CHI

        Congenital hyperinsulinism, or CHI, represents a heterogeneous group of rare, complicated, and challenging disorders in which genetic mutations cause beta cells in the pancreas to secrete insulin without regard to blood glucose levels, resulting in hypoglycemia. It is one of the most prevalent causes of severe and persistent hypoglycemia in newborns and young children. The National Institute of Health, or NIH, estimates that CHI affects approximately 1 in 50,000 newborns in the United States. Hypoglycemia resulting from CHI is of particular concern because it is frequently characterized by seizures that may ultimately lead to irreversible brain damage in newborns, infants, and children. Some CHI cases respond well to surgical removal of a portion of the pancreas. In other cases, a complete or partial pancreatectomy is required. Pancreatectomies have a high morbidity rate, including the risk of developing diabetes. In a retrospective study of ten patients (all of whom had undergone at least a 95% pancreatectomy), all of the subjects developed post-operative diabetes either immediately following surgery or within a period of 11 years thereof.

        We are investigating the potential for multiple-dose dasiglucagon as a treatment for CHI. We have begun discussions with key CHI experts at leading research institutions to advance planning for a clinical development program that we believe will require relatively small patient cohorts. Discussions with regulatory authorities concerning the proposed clinical development program are expected to be held in the second half of 2017.

        With its physio-chemical stability in liquid formulation, we believe dasiglucagon may be a potentially viable treatment option for patients suffering from hypoglycemia caused by CHI.

Clinical Development Summary for Multiple-Dose dasiglucagon for the treatment of CHI

  Orphan designation for dasiglucagon for the treatment of CHI

        In June 2017, we obtained orphan medicinal product designation from the European Commission for the use of our multiple-dose formulation of dasiglucagon for the treatment of CHI, on the basis that we had established the following:

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  the intention to treat the condition was considered justified based on clinical data demonstrating its hyperglycemic effect;

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  CHI is life-threatening due to severe hypoglycemia and it is chronically debilitating due to symptoms of hypoglycemia such as pallor, sweat, heart palpitations and neurological effects of chronic hypoglycemia;

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  CHI was estimated to affect approximately 0.2 in 10,000 people in the European Union, at the time the application was made.

        In July 2017, we also submitted rare pediatric disease and orphan drug designation applications to the FDA for the treatment of CHI. We expect a decision to be made on these applications in the second half of 2017. We also believe we may be permitted to submit an application for a Priority Review Voucher under the FDA Rare Pediatric Disease program.

  Planned Phase 2 trial

        We currently plan to initiate a Phase 2 trial with dasiglucagon in CHI by the end of 2017.

Commercial Potential for Multiple-Dose dasiglucagon for the treatment of CHI

        We believe that multiple-dose dasiglucagon administered, for example, via an infusion pump may be a preferable treatment than current, manual forms of administration and treatment. In the United States and Europe, the treatment of CHI is concentrated in a small number of medical centers. Approximately 70 new patients are treated per year in the United States, and approximately 100 new patients are treated per year in Europe.

Elsiglutide for the Treatment of Chemotherapy Induced Diarrhea

        In June 2017, our collaboration with Helsinn Healthcare SA, or Helsinn, was terminated. Under that collaboration, Helsinn had been responsible for the clinical development of elsiglutide, a novel long-acting glucagon-like peptide-2, or GLP-2, analog, that we invented, for the treatment of chemotherapy-induced diarrhea, or CID. We have not yet decided whether to further advance the clinical development of elsiglutide in CID or other indications now that, following the termination of our collaboration with Helsinn, we have the right to do so. Should we elect in the future to advance elsiglutide on our own, depending on the nature of the data we use to support such development, we may be obligated to repay Helsinn certain of the costs incurred by it when it was responsible for the program. Termination of our collaboration allows us to explore the possible use of elsiglutide or other GLP-2 product candidates we have developed in cancer supportive care as, under our collaboration with Helsinn, it previously had a right of first refusal to license from us any compound (other than elsiglutide) in this field. See "—Material Contracts—License Agreement with Helsinn for Elsiglutide."

Preclinical Internal Projects

        Our internal pipeline comprises several other therapeutic peptides in preclinical development. Of these, the most advanced target diabetes and/or obesity:

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  GIP receptor agonist (ZP-I-98)—ZP-I-98 is a novel GIP receptor agonist that has been observed in preclinical studies to have an enhanced effect on the treatment of type 2 diabetes when combined with a GLP-1 receptor agonist by inducing both robust glycemic control, as well as a greater loss of body weight than has been observed with standalone treatments. ZP-1-98 has a long-acting profile, which we believe indicates that it could be suitable for convenient weekly dosing.

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  GLP-1-GIP receptor dual agonist (ZP-DI-70)—ZP-DI-70, a potent and selective GLP-I-GIP receptor dual agonist, is a promising candidate for the treatment of type 2 diabetes with superior body weight lowering effects compared to existing therapies. We believe that the in vivo profile of the compound further suggests that ZP-DI-70 could be used as a convenient once-weekly treatment and pharmacokinetic and pharmacodynamics preclinical results suggest the possibility of prolonging the activity of GLP1-GIP dual agonists (building on existing evidence from animal studies which suggest that the anti-obesity efficacy of GLP-1 can be enhanced by co-administration with GIP).

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  GLP-1-gastrin dual agonist (ZP3022)—ZP3022 is in preclinical studies and has been observed to increase beta cell mass and improve glycemic control in rodent models, db/db (genetically modified and obese) mice and Zucker Diabetic Fatty rats. ZP3022 produces a unique gene expression response, as compared to exendin-4 administered alone or in combination with gastrin17, and we believe that it may have the potential to delay or prevent beta cell dysfunction.

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  GLP-1/GLP-2 dual agonist (ZP-GG-72)—ZP-GG-72, during preclinical studies, has been evaluated for potency on GLP-1 and GLP-2 receptors with pharmacological effects investigated in diet induced obese mice versus teduglutide (a GLP-2 analog) and exendin-4 (a GLP-1 analog). ZP-GG-72 has been observed to cause an increase in intestinal weight and improved glycemic control.

Sales and Distribution

        Sanofi carries out the sales and distribution of Adlyxin / Lyxumia and Soliqua100/33 / Suliqua and pays a royalty to us on such sales under the terms of the Sanofi License Agreement. See "Business—Sales and Distribution—Sanofi License Agreement for Lixisenatide". Lyxumia had global sales of €32.7 million ($37.3 million) in 2016. For the six months ended June 30, 2017, Adlyxin / Lyxumia had combined global sales of €13.9 million ($15.8 million) and Soliqua100/33 / Suliqua had combined global sales of €9.1 million ($10.4 million). BI will be responsible for the sales and distribution of any of our product candidates that might be marketed and distributed under our collaborations with BI. With respect to our own internal product candidate pipeline, we are not yet in a position to sell or distribute any product candidate should it be approved, on our own. It is our intention, however, to continue to build up our own internal capabilities and skills such that we may be able to do so in the future for selected product candidates and geographies.

Suppliers

        A number of raw materials are used to produce our internal product candidates. The bulk of the raw materials are items that are also used by other pharmaceutical producers, so are generally not difficult for us to obtain. We are dependent only on suppliers of raw materials solely for use in the preclinical and clinical development stages of our product candidates.

Material Contracts

Sanofi License Agreement for Lixisenatide

        Pursuant to the Sanofi License Agreement, we have granted to Sanofi-Aventis Deutschland GmbH, a wholly-owned subsidiary of Sanofi, an exclusive global license of our interests in the patents and know-how required to: (i) make, or have made, lixisenatide, together with its salts, prodrugs, metabolites, fragments and other derivatives and (ii) make, or have made, develop, register, market, sell and distribute any pharmaceutical preparation or cell therapy product or other product containing or releasing lixisenatide, in each case, for the prevention of and treatment of type 2 diabetes and any other indication in humans and other species. As part of the Sanofi License Agreement, we agreed not to conduct research or development of lixisenatide, nor may we grant any license under the licensed patents and know-how to any party other than Sanofi.

        Sanofi assumes responsibility for the further development, manufacturing and marketing of lixisenatide.

        Under the Sanofi License Agreement, we are eligible to receive remaining milestone payments relating to commercialized products of up to $100 million, contingent on the achievement of certain sales levels, as well as royalties on global sales of such products. Royalties correspond to tiered royalty payments ranging from 10% to the mid teens of Sanofi's global sales of Adlyxin / Lyxumia plus a 10% royalty on global net sales of Soliqua100/33 / Suliqua. In 2015, Sanofi challenged the validity of certain patents owned by a competitor, AstraZeneca (and its affiliates), in both administrative and court proceedings in the United States and in certain other countries, and AstraZeneca brought counterclaims in the U.S. proceedings that products containing lixisenatide infringe its patents. These claims were subsequently resolved. Our financial obligations related to this now-resolved intellectual property dispute could have the effect of reducing our net revenue from commercial milestone payments by Sanofi relating to Soliqua100/33 / Suliqua. The amount and timing of any such reductions are not now known, but they will not exceed in total $15 million.

        Absent early termination, the Sanofi License Agreement continues on a country-by-country basis until the later of the expiration of all applicable licensed patents and ten years after product launch. Either we or Sanofi may terminate the Sanofi License Agreement if the other party breaches or declares bankruptcy, or if Sanofi acquires rights to certain other specific injectable and short acting GLP-1 products. Sanofi may terminate the Sanofi License Agreement at any time upon 90 days' notice.

Licensing Agreements with Boehringer Ingelheim for Glucagon/GLP-1 dual agonists

        In June 2011, we entered into an exclusive, worldwide license, R&D collaboration agreement with BI to advance novel glucagon/GLP-1 dual acting peptide receptor agonists, or GGDAs, for the treatment, prevention and diagnosis of all human and animal diseases, with a primary research focus on patients with type 2 diabetes and obesity, or the 2011 BI License Agreement. Under the terms of the 2011 BI License Agreement, the parties collaborate in a research project related to new GGDA compounds, the term of which was extended by the parties in June 2014. We are responsible for conducting the research in accordance with a mutually agreed research plan, with BI covering research costs up to €4 million. We also collaborate with BI to develop one or more GGDA compounds. We lead development through completion of Phase 1 clinical trials; afterward, BI is obligated to use reasonable commercial efforts to develop GGDA compounds at its sole expense through to approval for marketing, sale, and distribution. We also granted BI an exclusive, worldwide license (with the right to sublicense) to our intellectual property to make, use, register, sell, import, export, research, have develop and commercialize the GGDA compounds and products containing such compounds, including certain trademark rights.

        Under the 2011 BI License Agreement, BI is solely responsible for obtaining and maintaining regulatory approvals from the applicable regulatory authorities.

        We are eligible to receive amounts in connection with the signature of the 2011 BI License Agreement, i.e., both license payments and milestone payments for products now under development of up to €386 million (of which €365 million is outstanding) related to the achievement of specified development, regulatory and commercial milestones for the first product to be developed and marketed under this collaboration. In 2011, we received a €10 million license payment for the transfer of license rights that we granted to BI under the terms of the 2011 BI License Agreement. We are also eligible to receive additional milestones in respect of other compounds advanced under this collaboration, plus tiered royalties ranging from high single digits to low teens percentages on BI's sales of all products developed under the 2011 BI License Agreement. In addition, we retain co-promotion rights in the Scandinavian countries.

        Absent early termination, the 2011 BI Agreement continues in effect on a country-by-country and product-by-product basis until the expiration of BI's obligation to make royalty payments in such country with respect to such product. Royalty payments are due with respect to net sales on a country-by-country and product-by-product basis until the later of the expiration of all applicable patent claims and new chemical entity, orphan or pediatric exclusivities, or 10 years after first commercial sale of such product in such country. Upon expiration, BI has a perpetual non-exclusive right to develop and commercialize the product. Either party may terminate for the other's material breach, insolvency, or patent challenge of the other party's patents. BI may terminate at will upon 180 days' notice.

Other Product Candidates with BI

        In July 2014, we entered into a separate, exclusive worldwide license, R&D collaboration agreement with BI, or the 2014 BI License Agreement, for the development of certain therapeutic peptides. The 2014 BI License Agreement also provides for a research term of up to four and half years to research a specific therapeutic peptide project from our portfolio of preclinical programs, with the aim of developing one or more novel drugs for treatment, prevention and diagnosis of all human and animal diseases, with a primary research focus of cardio-metabolic diseases. We are responsible for conducting the research in accordance with a mutually agreed research plan, with BI covering research costs up to €3 million. In October 2015, BI selected our novel peptide therapeutic, a long-acting amylin analog, to be advanced into preclinical development under the 2014 BI License Agreement. Pursuant to the 2014 BI License Agreement, we have worked with BI to advance the therapeutic peptides arising from this research collaboration into preclinical development. BI terminated the research collaboration portion of the 2014 BI License Agreement in March 2016.

        Under the 2014 BI License Agreement, we granted BI an exclusive, worldwide license (with the right to sublicense) to our intellectual property to make, use, register, sell, import, export, research, have, develop and commercialize the specific therapeutic peptides and related products. BI has certain, limited diligence obligations in its discretion to use commercially reasonable efforts to conduct preclinical and clinical development, as well as to commercialize products developed under the 2014 BI License Agreement. BI funds all development and commercialization under this collaboration (except with respect to co-promotion countries). BI is solely responsible for obtaining and maintaining regulatory approvals from the applicable regulatory authorities.

        We are eligible to receive amounts in connection with the signature of the 2014 BI License Agreement, i.e., both license payments and milestone payments for products now under development of up to €295 million (of which €287 million is outstanding) for the first compound to be developed and marketed under this collaboration. In August 2014, we received a €5 million license payment for the transfer of license rights that we granted to BI under the terms of the 2014 BI License Agreement. In October 2015, we received a €3 million milestone payment triggered by the selection of a preclinical candidate. We are also eligible to receive additional milestones, reduced by 50%, in respect of the second and third products advanced under this collaboration, plus tiered royalties ranging from the low single digits to low teens percentages on global sales of products arising from this collaboration. We retain co-promotion rights in Scandinavia, and are not eligible for royalty payments in those countries if we exercise such rights.

        Absent early termination, the 2014 BI License Agreement continues in effect on a country-by-country and product-by-product basis until the expiration of BI's obligation to make royalty payments in such country with respect to such product. Royalty payments are due with respect to net sales on a country-by-country and product-by-product basis until the later of the expiration of all applicable patent claims and biosimilar, new chemical entity, orphan or pediatric exclusivities or 10 years after first commercial sale of such product in such country. Upon expiration, BI has a perpetual non-exclusive right to develop and commercialize the product. Either party may terminate for the other's material breach, insolvency, or patent challenge of the other party's patents. BI may terminate at will upon 180 days' notice.

Licensing Agreement with Helsinn for Elsiglutide

        In 2008, we out-licensed our elsiglutide product for certain fields to Helsinn pursuant to a license agreement, or the Helsinn License Agreement. Pursuant to the Helsinn License Agreement, we granted Helsinn a worldwide, exclusive license to our patents and know-how required to research, develop, make, register, use, manufacture, distribute, and sell elsiglutide in any supportive care indications in humans for the prevention or treatment of symptoms and diseases caused by cancer treatments. Helsinn assumed responsibility for all further development, regulatory approvals, manufacturing, marketing and sales of elsiglutide in the cancer supportive care field, either on its own or through sub-licensees and we agreed to an exclusivity covenant for the elsiglutide product and any combination products in the licensed field and may not investigate, develop, or commercialize the licensed compound in any field or the GLP-2 analog compounds in the licensed field (unless on Helsinn's behalf).

        Under the Helsinn License Agreement, Helsinn also had a right of first refusal to license from us any compound (other than elsiglutide) in the cancer supportive care field. Additionally, Helsinn also had a right to conduct diligence on, and extend its license under the Helsinn License Agreement to, a GLP-2 analog compound for use in the diagnosis, prevention and treatment of any indication in humans other than the licensed field, Crohn's disease, and Ulcerative Colitis. Helsinn was required to use commercially reasonable efforts to develop, seek approval for and commercialize elsiglutide (or the back-up compound) in accordance with a then mutually agreed development plan. Helsinn had the right to develop, carry out, and license any improvements to elsiglutide or any combination products in the licensed field. Under the terms of the Helsinn License Agreement, Helsinn owns any improvements made to elsiglutide or the combination products made by Helsinn, or by us when we acted as a contract research organization, in the licensed field. The parties jointly own any improvements made jointly by the parties during the term of the Helsinn License Agreement.

        In June 2017, the Helsinn License Agreement was terminated. Under the Helsinn License Agreement, Helsinn had been responsible for the clinical development of elsiglutide. We have not yet decided whether to further advance the clinical development of elsiglutide in CID or other indications now that, following the termination of our collaboration with Helsinn, we have the right to do so. Should we elect in the future to advance elsiglutide on our own, depending on the nature of the data we use to support such development, we may be obligated to repay Helsinn certain of the costs incurred by it when it was responsible for the program. Termination of our collaboration allows us to explore the possible use of elsiglutide or other GLP-2 product candidates we have developed in cancer supportive care as, under our collaboration with Helsinn, it previously had a right of first refusal to license from us any compound (other than elsiglutide) in this field.

Co-development Agreement with Beta Bionics

        Our Beta Bionics Co-development Agreement with Beta Bionics, or the Co-development Agreement, establishes general principles, roles, responsibilities and commitments for the conduct of clinical trials investigating the use of dasiglucagon with Beta Bionics' iLet investigational bionic pancreas. Under the Beta Bionics Co-development Agreement, we have agreed with Beta Bionics on a cooperative program intended to advance towards regulatory approval of dasiglucagon for use in a dual-hormone artificial pancreas device. This collaboration is non-exclusive; we have retained all intellectual property rights to dasiglucagon and Beta Bionics has retained all intellectual property rights to the iLet bionic pancreas. The Co-development Agreement includes provisions giving us ownership of intellectual property rights arising as a result of co-development activities and necessary or useful for research and development of dasiglucagon, while Beta Bionics will own intellectual property rights arising as a result of co-development activities and necessary or useful for research and development of the iLet bionic pancreas. Terms and conditions of any future commercial supply of either dasiglucagon or the iLet bionic pancreas are left to negotiations.

ZP SPV Notes (Royalty Bond)

        On December 12, 2014, our indirect, wholly owned subsidiary, ZP SPV 1 K/S, or ZP SPV, issued $50 million 9.375% Senior Secured Notes due March 15, 2026, or the ZP SPV Notes. On March 15, 2017 we amended the ZP SPV Notes to provide for the redemption of $25 million of the ZP SPV Notes at premium of 103% of the notes being redeemed. The amendment to the ZP SPV Notes provides that, following such redemption, the remaining $25 million will be payable in full on March 15, 2021, subject to early redemption rights and conditions that ZP SPV holds as the issuer of the notes.

        The terms of the ZP SPV Notes provide that interest is payable semi-annually in cash on March 15 and September 15 of each year. On any payment date from and after March 15, 2016, ZP SPV may redeem all or a portion of the ZP SPV Notes, by paying a redemption price equal to a specified percentage of the principal amount of the ZP SPV Notes being redeemed, plus accrued and unpaid interest, if any, to the redemption date. The terms of the ZP SPV Notes provide that for any redemption occurring prior to March 15, 2018, the principal component of the redemption price will be 108% of the principal amount of the ZP SPV Notes redeemed; for any redemption occurring on or after March 15, 2018 but prior to March 15, 2019, the principal component of the redemption price will be 103% of the principal amount of the ZP SPV Notes redeemed; for any redemption occurring on or after March 15, 2019 but prior to March 16, 2020, the principal component of the redemption price will be 101% of the principal amount of the ZP SPV Notes being redeemed; and for any redemption occurring on or after March 16, 2020, the principal component of the redemption price will be 100% of the principal amount of the ZP SPV Notes redeemed.

        In connection with the issuance of the ZP SPV Notes, we contributed certain assets, including the Sanofi License Agreement, all intellectual property licensed and to be licensed under the Sanofi License Agreement and our agreement with Elan (now Alkermes, as successor in interest to the Elan business) relating to the commercialization of lixisenatide, to our wholly owned subsidiary, ZP Holding SPV K/S, or ZP Holding, pursuant to a master contribution agreement. Similarly, in connection with the issuance of the ZP SPV Notes, ZP Holding sold and transferred to ZP SPV 86.5% of the royalties under the Sanofi License Agreement with respect to sales of Adlyxin / Lyxumia after the date of transfer on a country-by-country basis and 86.5% of certain commercial milestone payments under the Sanofi License Agreement relating to Lyxumia and the Group 2 Products (as described under the Sanofi License Agreement). The ZP SPV Notes are secured by a first priority security interest in the assets sold by ZP Holding to ZP SPV, which also provide the revenue to fund the payment of principal and interest on the ZP SPV Notes. Pursuant to a servicing agreement with ZP SPV, we have agreed to service, monitor, manage and administer such assets and the collection of payments on such assets on behalf of ZP SPV.

        Repayment of amounts due under the ZP SPV Notes is limited solely to royalty revenue on Adlyxin / Lyxumia, with no recourse to future royalty revenue on other out-licensed product candidates, including Soliqua100/33 / Suliqua. The ZP SPV Notes initially required us to maintain a collateral reserve account securing our payment obligations thereunder, and that such collateral reserve account be funded by certain milestone payments related to both Adlyxin / Lyxumia and Soliqua100/33 / Suliqua. Following our amendment of the ZP SPV Notes and the concurrent redemption, the remaining $26.2 million held as collateral for the ZP SPV Notes in the collateral reserve account was released to us. Additionally, on March 15, 2017, we issued a guarantee in favor of the trustee and the holders of the ZP SPV Notes, guaranteeing the payment and performance by the issuer of the ZP SPV Notes of the secured obligations (as such term is defined in the indenture governing the ZP SPV Notes) thereunder. Upon the full repayment of the ZP SPV Notes, we will fully retain all further future lixisenatide revenue, subject to payment obligations to Alkermes and one of the inventors of our SIP technology, described above.

        We are obligated to pay Alkermes plc, or Alkermes, 13% of all future milestone payments relating to Adlyxin / Lyxumia and Soliqua100/33 / Suliqua. Alkermes is the successor in interest to a termination agreement among each of us, Elan, and certain of Elan's subsidiaries that were all party to a now-terminated joint venture agreement relating to lixisenatide. In addition, we agreed to pay one of our employees who was involved in inventing lixisenatide a royalty of 0.5% on all such milestone and royalty payments. With respect to the remaining 86.5% of royalty revenue on Adlyxin/Lyxumia, we have instructed the licensee to pay this revenue directly into a collection account for the purpose of paying interest and principal on the outstanding principal balance of the ZP SPV Notes. No royalty payments on revenue that we expect to receive from Soliqua100/33 / Suliqua will be required to repay the ZP SPV Notes. As of December 31, 2016, we had paid DKK 45.8 million ($6.5 million), or 86.5% from royalties received in 2015 and 2016 in respect of Lyxumia into a collection account to service the payments of principal and interest on the ZP SPV Notes.

        The indenture governing the ZP SPV Notes restricts ZP SPV's ability to, among other things:

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  incur, create, assume or guarantee additional indebtedness other than certain subordinated notes;

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  make certain payments, including dividends or other distributions or prepayments of subordinated debt;

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  assign or pledge any of its right, title or interest in the collateral under the indenture;

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  create certain liens;

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  transfer, issue, deliver or sell, or consent to transfer, issue, deliver or sell, any equity ownership interests in ZP SPV; and

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  consolidate, amalgamate, merge or transfer all or substantially all of ZP SPV's assets.

        However, these limitations are subject to a variety of exceptions and qualifications.

        The ZP SPV Notes include customary events of default, including failure to pay principal and interest on the ZP SPV Notes, a failure of ZP SPV or ZP Holding to pay material judgments or indebtedness, our failure to comply with covenants, ZP SPV or ZP Holding, a failure to maintain a first priority security interest in the collateral, a change of control with respect to ZP SPV or ZP Holding, and bankruptcy and insolvency events.

Competition

        The pharmaceutical and biotechnology industries are characterized by intense competition and significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Significant competitive factors in our industry include: (i) product safety and efficacy; (ii) quality and breach of an organization's technology; (iii) skill of an organization's employees and its ability to recruit and retain key employees; (iv) timing and scope of regulatory approvals; (v) government reimbursement rates for, and the average settling price of, products; (vi) the availability of raw materials and qualified manufacturing capacity; (vii) manufacturing costs; (viii) intellectual property and patent rights and their protection; and (ix) sales and marketing capabilities. While we believe that our product and product candidate platform, development expertise and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions.

        Any product candidates that we successfully develop and commercialize will compete with existing drugs and new drugs that may become available in the future. In particular, we compete with all companies that have drugs on the market or are developing product candidates for diabetes. Our competitors in the type 2 diabetes field are primarily large pharmaceutical companies, including Merck & Co, AstraZeneca, GlaxoSmithKline, Eli Lilly, Sanofi, Novo Nordisk, Johnson & Johnson and BI.

        We also compete with companies that are producing drugs for, among other disease indications, SBS, such as Shire plc which currently markets and distributes Gattex, and hypoglycemia, such as Novo Nordisk and Eli Lilly which each market and distribute glucagon rescue kits.

        Our competitors may also succeed in obtaining FDA, EMA or other regulatory approvals more rapidly than us, which could place us at a significant competitive disadvantage or deny us marketing exclusivity rights. Market acceptance of our product candidates will depend on a number of factors, including:

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  potential advantages over existing or alternative therapies or tests;

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  the actual or perceived safety of similar classes of products;

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  the effectiveness of our sales, marketing and distribution capabilities; and

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  the scope of any approval provided by the FDA, the EMA or other comparable regulatory authorities.

        Although we believe our drugs and product candidates possess attractive attributes, we cannot ensure that our product candidates will achieve regulatory or market acceptance, or that we will be able to compete effectively in the market.

        If our product candidates fail to gain regulatory approvals and acceptance in their intended markets, we may not generate meaningful revenue or achieve profitability.

        In addition, many of our competitors have significantly greater financial resources and expertise in R&D, manufacturing, preclinical studies, conducting clinical trials, obtaining regulatory approvals and marketing drugs. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of competitors, particularly through partnership arrangements with large established companies. These companies also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Intellectual Property

        Our IP primarily includes patents and patent applications, trademarks and trade secrets. It is our continuous objective to manage our IP in line with our overall strategy, which has resulted in the accumulation of a significant patent portfolio directed at the various products we have developed and technologies we employ. As our business and technology has matured, our internal organization, with the support of experienced external professionals, has strived to focus the patent portfolio so that it reflects our commercial endeavors.

Patents

Patent Strategy

        Our strategy for filing patent applications is to file early in the drug discovery process, typically before a lead compound has been selected. Before filing an initial patent application, we conduct searches of patents and publications based on keywords, patent classification codes and/or sequences to verify patentability of the compounds identified to date. A more focused, structure-based search is conducted once a lead compound is selected.

        Patent applications are generally prepared by our in-house patent professionals in collaboration with outside patent counsel. Patent applications drafted before a lead compound is chosen typically disclose a large number of structurally related compounds. Our patent applications cover compositions of matter and methods of use, and may additionally cover dosing regimens and methods of making the compounds. Later-filed patent applications typically cover next-generation compounds having for example, structural differences that might confer improved properties. Initially, we file one or more patent applications that establish priority to be claimed in later-filed applications. For most patent families, we file a patent application under the International Patent System, or PCT, which can be entered for examination into the patent office in any of the countries that are signatories to the PCT. In some cases, we file national applications directly in the major jurisdictions, which include Europe, the United States and Japan. For certain patent families, we file in parallel an application under the PCT and national applications in certain jurisdictions, such as the United States. Our patent strategy includes an evaluation of the expiration dates of third party patents that may be infringed by our drug candidate products and development programs, and we prepare our development and commercialization plans to avoid claims of infringement.

        We or our outside patent counsel handle the prosecution of our patent applications. If we enter into a licensing arrangement with a collaboration partner, we typically retain ultimate control of patent prosecution of patent applications for our inventions. For new inventions arising from collaboration under the license agreement, the collaboration partner may, depending on the identity of the inventors, file patent applications that are owned either by the collaboration partner alone or jointly with us.

Patent and Patent Application Portfolio

        We own two patent families covering lixisenatide, including 66 non-US patents in 34 non-US jurisdictions, all licensed exclusively to Sanofi. We own two patent families covering two related proprietary GLP-2 analogs, glepaglutide and elsiglutide or backup candidates. These two patent families include 74 non-US patents in 51 non-US jurisdictions and 17 pending patent applications in 9 jurisdictions. Although the disclosures of one of these two patent families encompass both elsiglutide and glepaglutide, it has been possible to claim the subject matter relating to elsiglutide and glepaglutide in separate patents in the United States. For our internal compound dasiglucagon, a glucagon analog that has a favorable stability profile, we own one patent family including 25 pending non-US patent applications and in 24 non-US jurisdictions.

        We also possess IP with respect to certain technologies we employ when designing novel peptide drug candidates. An example of one of our internal peptide enhancing technologies is the SIP technology. The SIP technology adds a number of specific amino acids to a peptide thereby strengthening or tightening the molecular structure to make the peptide less susceptible to biological degradation. This may help maintain the peptide in the blood for a longer period of time before the peptide is degraded and may permit less frequent dosing of the peptide. The SIP technology has been employed for the development of lixisenatide and elsiglutide.

        Other proprietary technologies we use involve the addition of a fatty acid to the amino acid chain of a given peptide as another technique to increase the half-life of the peptide in the blood stream.

        Although specific reference is made to the status of patents granted or pending in the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or the EPO, and Japan, in many cases the patent families also include patents or applications in a number of additional jurisdictions, including Australia, Canada, China, and India. Nominal expiration dates mentioned below are based on the statutory patent terms. Upon marketing approval, patent term extensions or supplementary protection certificates may be obtainable in various jurisdictions, including the United States, certain European jurisdictions, and Japan, with respect to certain patents claiming compositions of matter, methods of use or methods of manufacturing the products, with a maximum of five years of extension potentially available. U.S. patents may also be entitled to adjustments to their statutory patent term depending on the length of the delay to the issuance of the patents caused by the USPTO.

        We (or our wholly owned subsidiary ZP Holding in the case of lixisenatide) own all patents and applications described below, as relating to lixisenatide, elsiglutide, glepaglutide and dasiglucagon.

  Lixisenatide

        Our wholly owned subsidiary, ZP Holding, owns two patent families covering lixisenatide compound and compositions, methods of using lixisenatide and dosing regimens for administering lixisenatide. The first patent family includes granted patents in Europe (one European patent validated in 25 countries and a second European patent validated in 18 countries), the United States, Australia (two), Canada, China, Hong Kong (two), India, Israel (three), Japan (three), New Zealand and South Africa. The patents include composition of matter claims covering both the peptide and composition of lixisenatide, originally known as ZP10. The granted U.S. patent originally claimed lixisenatide and closely related analogs of lixisenatide, but was reissued with claims covering lixisenatide only. The closely related analogs may be pursued in one or more continuing applications. The granted European patents include claims drawn to the composition of matter of a genus of compounds that encompasses lixisenatide and of lixisenatide, compositions comprising lixisenatide, and uses of lixisenatide to treat various diseases, including type 2 diabetes, type 1 diabetes and obesity. The patents in this patent family have a nominal expiration date in July 2020 and may be eligible for up to 5 years of regulatory patent term extension in several jurisdictions, including certain European jurisdictions, Japan, Israel and the United States.

        Our subsidiary, ZP Holding, owns a second lixisenatide patent family, which includes patents and pending applications directed to dosing regimens for lixisenatide and other GLP-1 receptor agonists which comprises discontinuing administration of lixisenatide or other GLP-1 receptor agonists after the initial dosing ("drug holiday" dosing regimens). The dosing regimens do not show a significant reduction in efficacy as compared to daily dosing regimens. Although the dosing regimens are not currently the standard of care for GLP-1 receptor agonists and are not now proposed to be used with lixisenatide, we believe that it is a clinically and commercially attractive alternative to daily dosing regimens. This family also discloses methods of preserving pancreatic islet cell function using lixisenatide and other GLP-1 receptor agonists with drug holiday dosing regimens. The patent family includes granted patents in Australia (three), Hong Kong, Israel, Japan (two) and Mexico (two). The claims in the pending U.S. application are directed to a method of preventing or treating diabetes by administering certain GLP-1 receptor agonists other than lixisenatide with a drug holiday dosing regimen. The patents in this patent family have a nominal expiration date in July 2023 and may be eligible for up to 5 years of regulatory patent term extension in several jurisdictions.

        There was a European patent granted in this second patent family which was opposed in the EPO by two of our competitors. The original claims as amended were maintained in amended form by the Opposition Division but that decision was recently reversed in an appeal hearing held in January 2017 and the European patent was fully revoked. As the claims of this patent, although broad, did not cover the current dosing plan for lixisenatide, we believe that the revocation of the European patent will not affect the planned commercialization of lixisenatide in Europe.

  Elsiglutide and glepaglutide

        We own two patent families, which include 74 non-US patents and 15 pending non-US applications in a total of 54 non-US jurisdictions. The first patent family discloses both the elsiglutide compound and the glepaglutide compound, which are structurally-related GLP-2 receptor agonists developed using our SIP technology.

        The first patent family includes six granted U.S. patents and one granted European patent (validated in 30 countries). The first patent family also includes granted patents in Australia, Canada, China (two), Eurasia (designated in 9 countries), Hong Kong, Israel (three), India, Japan (two), South Korea (three), Mexico, New Zealand (three), Ukraine and South Africa. The granted U.S. patents include composition of matter claims covering both the peptide and composition of elsiglutide and glepaglutide, and claims drawn to a method of treating CID by administering elsiglutide and a method of treating inflammatory bowel disease by administering glepaglutide. The granted European patent includes claims drawn to the composition of matter of a genus of compounds that encompasses elsiglutide and glepaglutide and of elsiglutide and glepaglutide, as well as analogs thereof and methods of using elsiglutide and glepaglutide for the preparation of a medicament to treat or prevent side effects of chemotherapy, including diarrhea. Twelve applications are pending in this family in the US and non-US jurisdictions, including Brazil, Europe, Hong Kong, India, Japan, Norway and South Africa. The patents in this patent family have a nominal expiration date in May 2026, with the exception of one of the granted U.S. patents, which has an adjusted expiration date in June 2026.

        The granted European patent in this first patent family was opposed in the EPO by a competitor. The Opposition Division of the EPO maintained all original claims at a hearing in June 2014. The decision to maintain the patent is currently under appeal by the competitor and an oral hearing before the Technical Board of Appeals of the EPO is expected in 2018.

        A second patent family covers backup compounds for elsiglutide. This family includes granted patents in Australia, China, Hong Kong, Israel, Japan, South Korea, Mexico, New Zealand (two), Ukraine and the United States. The second family also includes seven pending patent applications in the United States, Brazil, Canada, Eurasia, Europe, Norway and South Africa. The patents in this second family have a nominal expiration date in November 2027, with the exception of the granted U.S. patent, which has an adjusted expiration date in February 2030.

        The patents in each of these patent families were licensed to Helsinn for elsiglutide until June 2017. With the termination of the license agreement with Helsinn, we are now responsible for the maintenance of both patent families. See "—Material Contracts—Licensing Agreement with Helsinn."

  Dasiglucagon

        We own one patent family covering dasiglucagon, including granted patents in 13 European countries and 26 patent applications outstanding in 25 jurisdictions. The pending claims in this patent family cover the dasiglucagon compound and a group of structurally related compounds having glucagon agonist activity and increased solubility and/or stability relative to the native glucagon. The pending claims also cover pharmaceutical compositions comprising such compounds and related uses for treating a variety of diseases including hypoglycemia, type 1 and 2 diabetes and other metabolic conditions, and nucleic acid molecules for expression of the compounds in host cells. The patents in this family, when issued, will have a nominal expiration date in July 2033.

License Agreements

        Our license agreements with our collaboration partners generally grant to them the first right to defend against claims that the use of the IP we have licensed to them infringes the patent rights of third parties. In the event that our collaboration partners enter into a license agreement with, or make royalty or settlement payments to, third parties as a result of such claims, our license agreements generally allow our collaboration partners to reduce amounts payable to us as royalties and/or milestone payments by amounts paid to third parties as a result of or in settlement of specified infringement claims, subject to contractual conditions and limitations.

Trademarks

        We own the registered trademark "Zealand Pharma A/S" in Europe and Denmark. An application for registration of the trademark "Zealand Pharma A/S" is pending in the United States. We also own the registered trademark "SIP" in Europe and Denmark.

Government Regulation

        The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs, such as those we are developing. These agencies and other federal, state and local entities regulate, among other things, the R&D, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our product candidates.

U.S. Government Regulation

        In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA's refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

        The process required by the FDA before a drug may be marketed in the United States generally involves the following:

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  completion of preclinical laboratory studies, animal studies and formulation studies in compliance with the FDA's good laboratory practice, or GLP, regulations;

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  submission to the FDA of an IND, which must become effective before human clinical trials may begin;

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  approval by the institutional review board, or IRB, at each clinical site before each trial may be initiated;

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  performance of adequate and well-controlled human clinical trials in accordance with applicable IND and other clinical trial-related regulations, sometimes referred to as good clinical practices, or GCPs, to establish the safety and efficacy of the proposed product candidate for its proposed indication;

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  submission to the FDA of an NDA;

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  satisfactory completion of an FDA pre-approval inspection of the production facility or facilities where the product is produced to assess compliance with the FDA's cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the product's identity, strength, quality, purity and potency;

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  potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA; and

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  FDA review and approval of the NDA prior to any commercial marketing or sale of the product in the United States.

Preclinical Studies

        Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical studies may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

        Clinical trials involve the administration of the IND to human patients under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research patients provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website.

        Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

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  Phase 1 clinical trial: the product candidate is initially introduced into healthy human patients or patients with the target disease or condition and tested for safety, dosage tolerability, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness;

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  Phase 2 clinical trial: the product candidate is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerability and optimal dosage; and

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  Phase 3 clinical trial: the product candidate is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

        Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Each of Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients.

Marketing Approval

        Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product's chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of "filing" of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to the FDA because the FDA has approximately two months to make a "filing" decision.

        In addition, under the Pediatric Research Equity Act of 2003, or PREA, as amended and reauthorized, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

        The FDA also may require submission of a Risk Evaluation and Mitigation Strategies, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

        The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product's continued safety, quality and purity.

        The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

        Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.

        After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA's satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

        Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug's safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

        Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

        The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product's safety and effectiveness after commercialization.

        In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

        Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

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  restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

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  fines, warning letters or holds on post-approval clinical trials;

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  refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

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  product seizure or detention, or refusal to permit the import or export of products; or

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  injunctions or the imposition of civil or criminal penalties.

        The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Orphan Drugs

  United States

        In the United States, orphan drug development is regulated under the Orphan Drug Act of 1983, or the Orphan Drug Act. The FDA Office of Orphan Product Development evaluates scientific and clinical data submissions from sponsors to identify and designate products as Orphan Drugs. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the United States or one that affects more than 200,000 people but the cost of development and marketing is not reasonably expected to be recovered from sales in the United States of such drug. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic, established name of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as if the second applicant demonstrates the clinical superiority of its product to the product with orphan drug exclusivity through a demonstration of superior safety, superior efficacy, or a major contribution to patient care. In addition, if a company seeks orphan drug designation for a drug for which the active component has already been approved for the orphan indication at issue, the FDA will not designate the same drug as an orphan drug unless the company articulates a plausible hypothesis of the clinical superiority of its drug to the approved drug and demonstrates such clinical superiority prior to approval. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research (up to 50% of the clinical development cost), application for certain research grants in the United States of up to $14 million annually provided by the Orphan Products Grants Program and a waiver of the NDA application user fee.

  European Union

        In the EU, Orphan Drug Legislation (2000) was introduced to stimulate the development of orphan drugs in the EU. In the EU, the Committee for Orphan Medicinal Products is responsible for the scientific examination of applications leading to the designation of an Orphan Medicinal Product. Such designation is reassessed at the time a marketing authorization is granted. In the EU, a medicinal product may be designated as an orphan medicinal product if its sponsor can establish that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition and that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized or, if such method exists, that the medicinal product will be of significant benefit to those affected by the condition. In the EU, if a product is granted Orphan Medical Product status, it is eligible for a 10-year exclusive marketing period in the EU. Further, in the EU, Orphan Medical Products get reduced or exempted authority fees. Companies in the EU can apply for research grants provided by member states, the European Commission and different transnational initiatives. Orphan Medicinal Products are eligible for certain member state specific tax credits and companies in the EU can seek scientific advice from regulators at a reduced cost (75%-100%) depending on the size of the sponsoring company.

Pharmaceutical Approval in the European Union

        Outside the United States, our ability to market a product is contingent upon obtaining marketing authorization from the appropriate regulatory authorities. The requirements governing marketing authorization, or MA, pricing and reimbursement vary widely from country to country.

        In the EEA (which is comprised of the 28 member states of the European Union, plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining an MA. There are three types of marketing authorizations:

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  The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

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  Decentralized Procedure, or DCP, MAs are available for products not falling within the mandatory scope of the Centralized Procedure. An identical dossier is submitted to the competent authorities of each of the member states in which the MA is sought, one of which is selected by the applicant as the RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other member states (referred to as the Concerned member states, or CMS,) for their approval. If the CMS raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all of the selected member states (i.e., in the RMS and the selected CMS). Where a product has already been authorized for marketing in a Member State of the EEA, this DCP approval can be recognized in other member states through the Mutual Recognition Procedure, or MRP.

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  National Procedure MAs, which are issued by a single competent authority of the member states of the EEA and only covers their respective territory, are also available for products not falling within the mandatory scope of the Centralized Procedure. Once a product has been authorized for marketing in a Member State of the EEA through the National Procedure, this National Procedure MA can also be recognized in other member states through the MRP.

        Under the procedures described above, before granting the MA, the EMA or the competent authorities of the member states of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

        The holder of a Community MA or National MA is subject to various obligations under applicable EEA regulations, such as pharmacovigilance obligations, requiring it to, among other things, report and maintain detailed records of adverse reactions, and to submit periodic safety update reports to the competent authorities. The holder must also ensure that the manufacturing and batch release of its product is in compliance with the applicable requirements. The MA holder is further obligated to ensure that the advertising and promotion of its products complies with applicable laws, which can differ from Member State to Member State of the EEA.

Other Healthcare Laws

        We will also be subject to healthcare regulation and enforcement by the U.S. federal government and the states and foreign governments in which we will conduct our business once our product candidates are approved. Failure to comply with these laws, where applicable, can result in the imposition of significant civil penalties, criminal penalties, exclusion from participating in federal health care programs, and other sanctions. The laws that may affect our ability to operate in the United States include:

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  the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, including any kickback, bribe or rebate, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase or lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

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  the federal Beneficiary Inducement Statute, which prohibits giving anything of value to a government insurance beneficiary that could influence the choice of provider or reimbursable covered product;

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  federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, which impose criminal and civil penalties, including those from civil whistle-blower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters;

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  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which impose certain requirements on covered entities and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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  the federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program, with specific exceptions, to track and annually report to the Centers for Medicare & Medicaid Services payments and other transfers of value provided to physicians and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members; and

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  analogous state laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

Health Reform

        Current and future legislative proposals to further reform healthcare or reduce healthcare costs may result in lower reimbursement for our drugs, if and when approved. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could significantly reduce our revenue from the sale of our drugs, if and when approved.

        For example, in March 2010, the ACA was signed into law, which intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the health industry and impose additional health policy reforms. Implementation of the ACA has substantially changed healthcare financing and delivery by both governmental and private insurers, and significantly impacted the pharmaceutical industry. The ACA, among other things, established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, and provided incentives to programs that increase the federal government's comparative effectiveness research. Since its enactment there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. There have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments in the future. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, or the Budget Resolution, that authorizes the implementation of legislation that would repeal portions of the ACA. The Budget Resolution is not a law; however it is widely viewed as the first step toward the passage of repeal legislation. Further on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers or manufacturers or pharmaceuticals or medical devices. It is uncertain whether any such repeal will occur and, if it does, what law, if any, will replace the ACA, the outcome of which could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the ACA. We cannot predict the ultimate content, timing or effect of any such legislation or executive action or the impact of any such potential legislation of action on us.

        In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation's automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect through 2025 unless additional Congressional action is taken. Additionally, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. More recently, there has been heightened governmental scrutiny recently over the manner in which manufacturers set prices for their marketed products. For example, there have been several recent Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products.

        We expect that additional U.S. federal and state, as well as foreign, healthcare reform measures will be adopted in the future, any of which could result in reduced demand for our drugs, if and when approved, or additional pricing pressure.

Coverage and Reimbursement

        Sales of our product candidates, if approved, will depend, in part, on the extent to which such products will be covered by third party payors, such as government health care programs, commercial insurance and managed healthcare organizations. These third party payors are increasingly limiting coverage or reducing reimbursements for medical products and services. In the United States, no uniform policy of coverage and reimbursement for products exists among third party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third party reimbursement for our product candidates or a decision by a third party payor to not cover our product candidates could reduce physician usage of our product candidates, once approved, and have a material adverse effect on our sales, results of operations and financial condition.

Insurance

        We maintain all insurance coverage required under applicable law, including in relation to our research, preclinical and clinical development. In the future, we may be required to obtain additional insurance to cover potential product liability and other risks that are inherent in the manufacturing, marketing and commercialization of drugs.

        We believe that we currently maintain appropriate insurance coverage and that our current insurance coverage is in line with insurance coverage for comparable companies.

Facilities

        We lease approximately 5,344 square meters of office space at Smedeland 36 and Smedeland 26B, 2600 Glostrup (Copenhagen), Denmark for our corporate headquarters and other administrative functions. The lease for this facility may, subject to certain Danish law restrictions, be terminated by us or the lessor upon six months' prior written notice.

Legal Proceedings

        From time to time, we may be a party to legal, administrative or arbitration proceedings arising in the ordinary course of our business. As of the date of this prospectus, we are not a party to any material legal, administrative or arbitration proceedings that, if determined adversely to us, would, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Employees

        As of March 31, 2017, we had approximately 118 full time equivalent employees, divided into 96 engineering related functions (R&D, technical support and quality management), and 21 in other operations and general and administrative functions, all of whom are based in Denmark.

Corporate Organization

        We were incorporated on April 1, 1997 as a private limited liability company (Anpartsselskab, or ApS) under Danish law under the name ApS KBUS 8 NR. 4581 and are registered with the Danish Business Authority (Erhvervsstyrelsen) in Copenhagen, Denmark under registration number (CVR) no. 20045078. Our name was changed to Peptide Probe Technologies ApS on August 22, 1997 and to Zealand Pharmaceuticals ApS on December 2, 1998. On December 22, 1998, we were converted into a public limited liability company (Aktieselskab, or A/S) and changed our name to Zealand Pharmaceuticals A/S. On May 7, 2002, we changed our name to Zealand Pharma A/S. Our shares have been listed for trading on Nasdaq Copenhagen since November 2010.

MANAGEMENT

General

        We have a two-tier governance structure consisting of a board of directors and executive management. Below is a summary of relevant information concerning our board of directors and executive management, as well as a brief summary of our articles of association and certain significant provisions of Danish corporate law that will be in effect upon the closing of this offering, which relate to our board of directors.

Members of Our Board of Directors and Executive Management

Board of Directors

        The following table sets forth the name, age and position of each of our board members as of the date of this prospectus. The terms of office of all the members of our board of directors elected by the general meeting expire at the next annual general meeting to be held in 2018. All members of the board of directors elected by the general meeting are eligible for re-election. Employee elected board members are elected for a period of four years.

        The business address of our executive officers and directors is our registered office address at Smedeland 36, 2600 Glostrup (Copenhagen), Denmark.

Name of Board Member	Age	Position(s)
Martin Nicklasson	62	Chairman
Rosemary Crane	57	Vice chairman
Catherine Moukheibir	57	Board member
Alain Munoz	68	Board member
Michael J. Owen	66	Board member
Hanne Heidenheim Bak	63	Board member (employee elected)
Rasmus Just	40	Board member (employee elected)
Jens Peter Stenvang	62	Board member (employee elected)

        The following is a brief summary of the business experience of our board members:

        Martin Nicklasson was elected to the board in April 2015 and has since acted as chairman of the board and as a member of the Audit Committee. He is an independent board member pursuant to the Danish Corporate Governance Recommendations. Mr. Nicklasson has served as President of Nicklasson Life Science AB since 2011. Mr. Nicklasson has also held various Executive Vice President positions at AstraZeneca plc and has served as President and CEO of Biovitrum AB and Swedish Orphan Biovitrum AB (publ). Prior to this, he held a number of leadership positions at Astra and Kabi Pharmacia. Mr. Nicklasson is chairman of the board of Orexo AB and Kymab Group Ltd. He serves as a board member of Basilea Pharmaceutica Ltd and BioCrine AB. He previously served as a board member of Scandinavian Life science invest AB, Denator AB, Pozen Inc., Oasmia AB, Farma Investment AS, PledPharma AB, BioInvent International AB, Premier Research Group Ltd. and EffRx Pharmaceuticals SA. Mr. Nicklasson is a certified pharmacist and holds a PhD in Pharmaceutical Technology from Uppsala University (Sweden), where he was an Associate Professor in the Department of Pharmaceutical Science.

        Rosemary Crane was elected to the board in April 2015 and has since acted as vice chairman and a member of the Audit Committee. She is an independent board member pursuant to the Danish Corporate Governance Recommendations. Ms. Crane served as CEO of MELA Sciences, Inc. from 2013 to 2014 and of Epocrates, Inc. from 2008 to 2011. She has also held a number of executive positions at Johnson & Johnson and Bristol-Myers Squibb Company. She also served as head of commercialization and a partner at Apple Tree Partners from 2011 to 2013. Ms. Crane is a member of the boards of Teva Pharmaceuticals Industries Ltd. and Cipher Pharmaceuticals Inc. and a member of the advisory boards of the State University of New York at Oswego School of Business and the foundation board of the State University of

New York at Oswego. Ms. Crane holds a BA in communications from the State University of New York at Oswego and an MBA from Kent State University.

        Catherine Moukheibir was elected to the board in April 2015 and has since acted as chairman of the Audit Committee. She is an independent board member pursuant to the Danish Corporate Governance Recommendations. Ms. Moukheibir has served as a member of the management board at Innate Pharma S.A. between 2011 and 2016. Before that, she held senior management positions at several European biotech companies after a career in strategy consulting and investment banking in Boston and London. Ms. Moukheibir is the chairman of board of MedDay S.A. and a non-executive member of the board of Ablynx, Cerenis and GenKyoTex. Ms. Moukheibir holds an MA in economics and an MBA, both from Yale University.

        Alain Munoz has been member of the board since 2005 (he resigned in 2006 and was re-elected in 2007). He is an independent board member pursuant to the Danish Corporate Governance Recommendations. Mr. Munoz is the owner and CEO of Science, Business and Management SARL, and has over 25 years of experience in the pharmaceutical industry at a senior management level. He has held a number of executive positions at Sanofi, including Senior Vice President for International Development (France), and in Fournier Laboratories, including Senior Vice President for the Pharmaceutical Division (France). He is the chairman of the board of Hybrigenics and a member of the board of directors of Valneva SA, and has served as a member of the board of directors of several pharmaceutical and biomedical companies such as Auris Medical AG, Erytech SA and Oxthera AB and was chairman of Novagali Pharma SA. Moreover, Mr. Munoz served as an advisor to Kurma Biofund. Mr. Munoz holds an MD in Cardiology and Anaesthesiology from the Hospital Pitié-Salpêtrière, Paris, as well as financial and management trainings at CRC (France) and IMD (Switzerland), and served as head of clinical department of cardiology at the University Hospital of Montpellier (France). He has been a member of the scientific committee of the French Drug Agency.

        Michael J. Owen has been member of the board since April 2012. He is an independent board member pursuant to the Danish Corporate Governance Recommendations. Mr. Owen is a co-founder and was CSO at Kymab Ltd. from 2010 to 2011. Before joining Kymab, he had several leading positions at GlaxoSmithKline Pharmaceuticals Ltd. most recently as Senior Vice President and head of biopharmaceuticals research. Prior to joining GlaxoSmithKline in 2001, he headed the Lymphocyte Molecular Biology group at the Imperial Cancer Research Fund. He is a member of the European Molecular Biology Organization and Fellowship of the Academy of Medical Sciences. Mr. Owen is a member of the boards of BliNK Biomedical SAS, Ossianix, Inc., Avacta Group plc, GammaDelta Therapeutics Limited, ReNeuron plc and Glythera Limited. Mr. Owen is also an advisor to CRT Pioneer Fund LP. Mr. Owen holds a BA in Biochemistry from Oxford University and a PhD in biochemistry from Cambridge University.

        Hanne Heidenheim Bak is an employee elected member who joined the board in early 2016 after previously serving on the board in this capacity from 2012 to 2014. Ms. Bak serves as Senior Project Director and R&D Operations Manager. Prior to joining us in 2006, Ms. Bak worked for eight years as Project Manager of late-phase development programs at Lundbeck A/S, followed by nine years as executive director at the H. Lundbeck Institute. Ms. Bak is an executive director of PHARMA GUIDANCE ApS. She holds a MS in Pharmacy from the Danish University of Pharmaceutical Sciences.

        Rasmus Just (born 1976, Danish nationality) is an employee elected member who joined the board in early 2016. Dr. Just joined us in 2003 and has held positions as Principal Scientist, Head of Cardiometabolic Innovation, and as International Collaboration Project Leader for the Boehringer Ingelheim collaboration. In 2016, Dr. Just was promoted to Director of Business Development and Innovation Sourcing. Dr. Just is an executive director of Vjack Holding IVS and was previously executive director of Sea Longevity ApS and Vitaminpack IVS. Dr. Just holds an MS in Biology from the University of Copenhagen, an executive MBA from AVT Business School (Copenhagen) and a PhD in Molecular Pharmacology from University of Copenhagen.

        Jens Peter Stenvang has been an employee elected member of the board since 2014. Mr. Stenvang is employed by us as application specialist. Before joining us in October 2010, Mr. Stenvang worked for Dako A/S and Beckman Coulter Inc. as global flow cytometry support. Mr. Stenvang has served as a member of the board of the Danish Society for Flow Cytometry since the early 1990s, excluding the period from 2010 to 2012. He holds a Laboratory Technician degree in Biology and has worked with cancer and diabetes research at leading universities, including the University of California at Berkeley.

Senior Management

        The following table sets forth information with respect to each of the members of our executive management, including their respective ages and their positions as of the date of this prospectus. The business address of these members of our executive management is our registered office address at Smedeland 36, DK-2600 Glostrup, Denmark. We note that only Ms. Jensen and Mr. Blom are registered with the Danish Business Authority as members of the executive management within the meaning of the DCA.

Name of Member of Executive Management	Age	Position(s)
Britt Meelby Jensen	44	President and Chief Executive Officer
Mats Blom	52	Executive Vice President and Chief Financial Officer
Adam Steensberg	42	Executive Vice President, Chief Medical and Development Officer
Andrew Parker	51	Executive Vice President, Chief Science Officer

        The following is a brief summary of the business experience of our executive management.

        Britt Meelby Jensen joined us as CEO in January 2015. Prior to joining us, she served as CEO of Dako A/S, owned by Agilent Technologies, from 2013 to 2014. Ms. Jensen held various global leadership positions at Novo Nordisk A/S, including head of Diabetes Marketing Nordic, Global Diabetes Lifecycle Management, pre-launch commercial projects and most recently Corporate Vice President for Global Marketing, Market Access and Commercial Excellence. Previously, Ms. Jensen worked for McKinsey and Company and within certain EU institutions in Brussels. Ms. Jensen is a board member of ORANA A/S. She holds a BA in International Business Administration from Arhus School of Business, an MS in Economics from Copenhagen Business School and an MBA from Solvay Business School (Belgium).

        Mats Blom joined us as CFO in 2010 and assumed the Investor Relations function in 2016. Mr. Blom was promoted to Executive Vice President in May 2017. Prior to joining us, Mr. Blom served as CFO at Swedish Orphan International AB. Mr. Blom has held CFO positions at Active Biotech and Anoto Group AB, which are both publicly listed on Nasdaq Stockholm. Previously, Mr. Blom worked for several years as a management consultant at Gemini Consulting and at Ernst & Young's Transaction Services division. He is also the chairman of the board of Medical Need Europe AB. Mr. Blom holds a BA in Business Administration and Economics from the University of Lund (Sweden) and an MBA from IESE University of Navarra (Spain).

        Adam Steensberg joined us as Chief Medical and Development Officer in 2010. Since 2011 Mr. Steensberg has lead all development activities and was promoted to Senior Vice President and Chief Medical and Development Officer in 2015. Mr. Steensberg was promoted to Executive Vice President in May 2017. Prior to joining us, Mr. Steensberg led several clinical research teams as Medical Director at Novo Nordisk A/S, and he has experience as a clinician in the University Hospital of Copenhagen. Mr. Steensberg has served as Medical and Scientific Advisor within endocrinology, cardiology, gastroenterology and rheumatology. Mr. Steensberg holds an MBA from IMD (Switzerland) and an MD and a DMS from the University of Copenhagen.

        Andrew Parker joined us in July 2016 as Senior Vice President, Chief Science Officer. Dr. Parker was promoted to Executive Vice President in May 2017. Prior to joining us, Dr. Parker served as General Partner and Scientific Director at Eclosion SA from January to June 2016, and CEO of Arisgen SA (an Eclosion portfolio company) during that same time period. Dr. Parker has served as a member of Eclosion SA's board of directors since July 2016. Previously, Dr. Parker worked as Vice President and Head of Exploratory Projects for Shire plc from January 2011 to December 2013. Dr. Parker previously served as a board member of DenGen SA and GenNeuro SA. Dr. Parker holds a B.Sc (Hons) from the University of Surrey, a Ph.D. from the National Institute for Medical Research and an MBA from Warwick University Business School.

Corporate Governance

Board of Directors

        The board of directors is responsible for our overall strategic management and financial and managerial supervision, as well as for conducting a regular evaluation of the work of the executive management. In addition, the board of directors ensures that our affairs are managed in accordance with our articles of association and applicable law.

        The board of directors performs its duties in accordance with the rules of procedure of the board of directors. The rules of procedure are reviewed and updated by all members of the board of directors. Our board of directors may consist of between four and seven members elected by our shareholders at the annual general meeting for terms of one year, with possibility of re-election. In addition, our employees may, pursuant to statutory rules regarding the representation of employees on the board of directors, elect employee representatives to the board of directors. Currently the board of directors has three employee representatives, Hanne Heidenheim Bak, Rasmus Just and Jens Peter Stenvang. In total, our board of directors currently consists of eight board members (five elected by the general meeting and three elected by the employees). The board of directors elects a chairman from among its members. The majority of our board members are considered to be independent under the corporate governance standards of NASDAQ and Nasdaq Copenhagen.

Executive Management

        Members of our executive management are appointed by the board of directors, which sets out the terms and conditions of their employment and the framework for their duties. The executive management is responsible for our day-to-day management in compliance with the guidelines and directions issued by the board of directors. Management of our day-to-day operations does not include transactions of an unusual nature or of material importance to the affairs of our company, the determination of which is reserved to the board of directors.

Committees of the Board of Directors

        We have established an Audit Committee, a Remuneration and Compensation Committee and a Nomination Committee. We have adopted a charter for the Audit Committee and for the Remuneration and Compensation Committee, and rules of procedure for the Nomination Committee. Under Danish corporate law, it is not possible to delegate the decision-making authority of the entire board of directors to board committees.

Audit Committee

        As of the date of this prospectus, our Audit Committee consists of Catherine Moukheibir, Martin Nicklasson and Rosemary Crane, and is chaired by Catherine Moukheibir. The Audit Committee reviews and considers matters relating to accounting, audit and regulatory control with our auditors and executive management in accordance with the working terms of reference of the Audit Committee. Each member satisfies the independence requirements of the corporate governance standards of NASDAQ, and Catherine Moukheibir qualifies as an "Audit Committee financial expert," as defined in NASDAQ Rule 5605(c)(2)(A) and as determined by our board of directors. Under NASDAQ Rule 5615(b)(1), a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements and the committee composition. We intend to rely on the phase-in schedules set forth in NASDAQ Rule 5615(b)(1) with respect to the composition of Audit Committee. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. Our Audit Committee has the following principal responsibilities:

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  monitoring the financial reporting process and reviewing and challenging such process where it is necessary;

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  monitoring compliance with applicable legislation, standards and other regulations for listed companies in respect of financial reporting and the publication of financial reporting;

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  monitoring the effectiveness of the internal controls and risk management systems related to financial reporting and evaluating the need for an internal audit;

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  establishing procedures for the receipt, retention and treatment of complaints received regarding accounting, internal controls, auditing and financial reporting matters (whistleblower function);

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  nominating the statutory external auditor to be elected by the annual general meeting and preparing the recommendation to the annual general meeting regarding the election of our external auditor, as well as, if relevant, proposing to the annual general meeting that an external auditor is discharged;

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  monitoring the strategy, plan, scope and approach of the external auditor's annual audit;

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  monitoring and approving the terms and compensation of the external auditor;

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  monitoring the external auditor's reports to the executive management and the board of directors, including management letters and long form reports, discussing any reports with the executive management and the external auditor and be mainly responsible for resolving any disagreements between the external auditor and the executive management;

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  considering (at least on an annual basis) the performance and independence of the external auditor, and obtaining and reviewing of a report from the external auditor substantiating that the external auditor is independent;

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  reviewing policy in relation to the provision of non-audit services by the external auditor. The Audit Committee approves non-audit services delivered by the external auditor when material;

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  engaging independent counsel and other advisors as the Audit Committee determines necessary to carry out its duties;

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  obtaining available appropriate funding as the Audit Committee determines necessary for the fulfillment of its tasks and duties; and

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  evaluating on an annual basis: (i) the performance of the Audit Committee, including independence and financial expertise; and (ii) the adequacy of the Audit Committee's charter and recommendation of any proposed changes to the board of directors.

Remuneration and Compensation Committee

        As of the date of this prospectus, our Remuneration and Compensation Committee consists of Martin Nicklasson, Alain Munoz and Michael J. Owen, and is chaired by Martin Nicklasson. Each member satisfies the independence requirements of the corporate governance standards of NASDAQ.

        Our Remuneration and Compensation Committee assists our board of directors by proposing a remuneration policy and general guidelines for incentive remuneration for the board of directors and the executive management, as well as proposals on the targets for company-operated performance related incentive programs. These policies and guidelines establish the guidelines for the different components of remuneration, including fixed and variable remuneration, such as pension schemes, benefits, retention bonuses, severance and incentive schemes, as well as the bonus and evaluation criteria in relation thereto. The proposed remuneration policy and general guidelines for incentive remuneration are subject to the approval of our shareholders at the annual general meeting. Our Remuneration and Compensation Committee has the following principal responsibilities:

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  preparing and presenting proposals to the board of directors on the framework for remuneration packages for executive management, including, but not limited to salary, salary increases, pension rights and any compensation or terminations payments, ensuring that the contractual terms are fair to the individual and to us, that failure is not rewarded and that the duty to mitigate loss is fully recognized;

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  preparing and presenting proposals to the board of directors on remuneration matters of material importance to us, including incentive programs and payments for the executive management. The proposals for the remuneration of executive management, including any incentive program shall be in accordance with and not exceed comparable market practice levels at any given time;

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  preparing and presenting proposals to the board of directors on the targets (bonus levels and performance targets) for company-operated performance-related incentive programs for executive management, as well as monitoring and evaluating the fulfillment of such targets;

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  overseeing the implementation of any pension, retirement, death or disability or life assurance scheme and any incentive schemes for executive management; and

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  reviewing and considering the proposals from our Nomination Committee on remuneration for members of the board of directors and executive management.

The Nomination Committee

        As of the date of this prospectus, the Nomination Committee consists of Martin Nicklasson (chairman of the board of directors and chairman of the Nomination Committee), Peter Benson (Partner of Sunstone, Life Science Ventures—Shareholder representative for Sunstone), and Agnete Raaschou-Nielsen (full time non executive director of Zacco Denmark A/S—Shareholder representative for LD Pension). The Nomination Committee assesses the composition of the board of directors and presents annual recommendations to the general meeting about the board members to be elected by the general meeting. The Nomination Committee ensures that all members of our board of directors fulfil the expectations of the capital markets and that the board's composition meets the recommendations on good corporate governance for listed companies. The recommendations of the Nomination Committee do not restrict the right of shareholders to propose other candidates to the general meeting for appointment as directors.

        The Nomination Committee consists of up to five members and must include the chairman of the board. One member of the Nomination Committee is elected by the general meeting from among the members of our board of directors, and up to three shareholder representatives are elected by the general meeting. Members of our executive management and our employees cannot be elected to the Nomination

Committee. The members of the Nomination Committee elected by the general meeting are elected for a term of three years. Our board has considered the structure for our Nomination Committee, and has resolved to propose to substitute the current nomination committee, which is appointed at our general meeting, with a board appointed nomination committee in accordance with the Danish Recommendations for Corporate Governance. The proposal will require approval by shareholders and will be considered at our next annual general meeting scheduled to take place in April 2018.

Code of Business Conduct

        In connection with this offering, we are adopting a written code of business conduct, or code of conduct, which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our board members and employees. The full text of the code of conduct will be made available on our website at www.zealandpharma.com. This website address is included in this prospectus as an inactive textual reference only. The information and other content appearing on our website are not part of this prospectus. Any amendments or waivers from the provisions of the code of conduct will be made only after approval by our Audit Committee and will be disclosed on our website promptly following the date of such amendment or waiver.

Other Corporate Governance Matters

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  The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, the Nasdaq Listing Rules provide that foreign private issuers may follow home country practice in lieu of NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. The home country practices followed by our company in lieu of Nasdaq Listing Rules are described below. We do not intend to follow NASDAQ's quorum requirements applicable to meetings of shareholders. In accordance with Danish corporate law and generally accepted business practice, our articles of association do not provide quorum requirements to general meetings of shareholders.

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  We do not intend to follow NASDAQ's requirements regarding the provision of proxy statements for general meetings of shareholders. Danish corporate law does not have a regulatory regime for the solicitation of proxies. The solicitation of proxies is not a generally accepted business practice in Denmark, although it has recently become more common for listed companies to do so. However, a shareholder may be represented at a general meeting by proxy. Unless containing a provision to the contrary, instruments of proxy shall be deemed to be in force until revoked in writing by notification to the company. We intend to provide notice convening a general meeting, including an agenda and other relevant documents, to the Danish Business Authority and written notice to all registered shareholders who have so requested.

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  We do not intend to follow NASDAQ's requirements regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Pursuant to Danish corporate law and our articles of association, our shareholders have authorized our board of directors to issue securities, including shares and warrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and NASDAQ's listing standards.

        Because we are a foreign private issuer, the members of our board of directors and executive management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Compensation

        In 2016, the aggregate remuneration paid to our board of directors was DKK 2,904,000 ($417,241) as compared to DKK 2,113,000 ($303,592) in 2015.

        No member of the board of directors is entitled to any kind of remuneration upon retirement from his or her position as a member of the board of directors. We have not allocated funds for any pension benefits, severance schemes or similar measures, or undertaken any other obligations to do so on behalf of the board of directors, and we have no obligation to do so.

        For the financial year ended December 31, 2016, the aggregate remuneration to our executive management, which includes Britt Meelby Jensen and Mats Blom, was DKK 14,129,440 ($2,030,092) and the aggregate remuneration to our other senior management members was DKK 18,325,200 ($2,632,931), all of which was fully accrued at December 31, 2016. This amount includes executive bonuses, pension contributions, other benefits and warrant compensation. See Note 6 of the consolidated financial statements. Andrew Parker, our Executive Vice President, Chief Science Officer joined in July 2016 and did not receive any remuneration prior to July 2016.

        The board of directors has adopted a Remuneration Policy for the board of directors, executive management of the company, including general guidelines for incentive remuneration. No member of our board of directors and executive management has received or will receive separate remuneration in connection with this offering.

Compensation of Members of Our Board of Directors and Executive Management

        During 2016, our board of directors granted the following warrants to members of our board of directors and executive management:

Name	Grant Date	Awards Granted	Award Exercise Price (DKK)	Award Expiration Date
Martin Nicklasson	—	—	—	—
Rosemary Crane	—	—	—	—
Catherine Moukheibir	—	—	—	—
Alain Munoz	—	—	—	—
Michael J. Owen	—	—	—	—
Hanne Heidenheim Bak(1)	04-05-2016	4,000	142.45	04-05-2021
Rasmus Just(1)	04-05-2016	4,000	142.45	04-05-2021
Jens Peter Stenvang(1)	04-05-2016	750	142.45	04-05-2021
Britt Meelby Jensen	04-05-2016	85,434	142.45	04-05-2021
Mats Blom	04-05-2016	25,000	142.45	04-05-2021
Adam Steensberg	04-15-2016	60,000	142.45	04-05-2021
Andrew Parker	07-15-2016	40,000	128.60	07-15-2021

(1)
Warrants granted to employee elected board members.

Executive Management Agreements

        We have agreements with each of the members of our executive management consisting of our President and CEO, Britt Meelby Jensen, our Executive Vice President and CFO, Mats Blom, our Executive Vice President, Chief Medical and Development Officer, Adam Steensberg, and our Executive Vice President, Chief Science Officer, Andrew Parker. The members of our executive management can terminate their employment with us by giving between three and six months' notice. We can terminate their employment with us by giving between seven and 12 months' notice. Remuneration given to our executive management in accordance with their service agreements consists of a base salary, including standard benefits (such as a company car, personal and health insurance, company-paid telephone and computer), a cash bonus and warrants. The cash bonus is conditional upon the fulfilment of certain predefined bonus targets relating to both ours and the individual's performance. Pre-defined targets have been set for Britt Meelby Jensen and other members of senior management for 2017. Pursuant to our guidelines for incentive remuneration, the cash bonus cannot exceed 60% of the executive management's base salary. For 2017, warrants have or will be granted to the executive management under our warrant program, which is further described below. As part of Britt Meelby Jensen's service contract, she has a right to receive an additional 200,000 warrants, to be granted in two tranches of 100,000 warrants. The first tranche was granted in April 2016. As of 30 May 2017, of the 100,000 warrants granted in April 2016, 14,566 had been cancelled as they were issued contrary to our guidelines regarding incentive pay. The second tranche was granted in April 2017 but the number of warrants was reduced to 93,392 in order to be in compliance with our guidelines regarding incentive pay. Our executive management receives annual pension contributions

        Britt Meelby Jensen is subject to a non-competition clause and a non-solicitation of customers clause applicable during her employment and for a period of 12 months following expiry of their employment. Britt Meelby Jensen is not entitled to any separate compensation under her non-competition and non-solicitation clauses. Pursuant to mandatory Danish law, Britt Meelby Jensen's non-competition clause lapses if her employment is terminated by the Company for a reason that is not attributable to Britt Meelby Jensen.

        The executive management agreement with Britt Meelby Jensen provides for the payment of post-employment compensation to her dependents in the event of her death. The other members of our executive management are entitled to similar post-employment compensation pursuant to mandatory Danish law. Further, the executive management agreement with Adam Steensberg provides for the payment of an extraordinary severance payment equaling six months' salary if we in the period until December 31, 2018 are subject to a change of control and Adam Steensberg is dismissed in connection therewith.

        Other than as set out above, the members of the executive management are not entitled to any kind of remuneration upon termination of employment, other than salary during their notice period and (apart from Britt Meelby Jensen) possible compensation if unfairly dismissed. We and our subsidiaries have not granted any loans, issued any guarantees or undertaken any other obligations to do so on behalf of our executive management.

        For further details on the terms and conditions of the warrants, see "Warrant Incentive Program."

        Other than as set out above, no exceptional or extraordinary agreements, including agreements regarding bonus schemes, other than ordinary incentive schemes and remuneration of the executive management implying financial obligations for us, have been concluded with members of our executive management.

Warrant Incentive Program

        We granted warrants to our executive management and selected employees of the company in 2005, 2007 and in each of the years between 2009 and 2016. Since our annual general meeting in 2012, it has been part of our remuneration policy that members of the board of directors are not permitted to participate in the warrant incentive program in their capacity as board members.

        Warrants are, and have been, granted pursuant to shareholder authorizations provided to our board of directors under our articles of association. The terms of the warrants, including the exercise price and the size of the grants, and our guidelines for incentive pay in force at the time of grant are fixed in accordance with this authorization. Warrants are granted for employee services and will typically become exercisable between approximately one to five years after the date of grant and may be exercised to subscribe for shares in a number of pre-defined exercise windows against payment of the exercise price. Unexercised warrants will lapse. Granted warrants are generally subject to provisions reflecting the principles of the Danish Stock Option Act (Aktieoptionsloven), which allows for the forfeiture of unexercised warrants if the grantee separates from the company or one of our subsidiaries under circumstances in which the warrant holder is considered a "bad-leaver", understood as, for example, being dismissed for cause or resigning without us having materially breached the employment contract. Warrant holders may maintain all granted warrants if they separate from the company or one of our subsidiaries under circumstances where they are considered as "good-leavers", such as dismissal without cause, leaving us pursuant to an agreed severance agreement or retirement, warrant holder's resignation due to our material breach of contract or the warrant holder's death. Warrants granted to Britt Meelby Jensen are, however, subject to leaver provisions, which deviate from the principles of the Danish Stock Option Act (Aktieoptionsloven).

        As of June 30, 2017, the material terms of our outstanding warrants and the holders of such warrants may be summarized as follows:

Time of grant/ warrant program	Program	Exercise price (DKK)	Exercise period(s)	Board of Directors (number)(1)	CEO (number)	CFO (number)	Other employees (number)	Former employees (number)	Total
February 2011 / Program of 2010	2011-1	77	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from February 10, 2014 to February 10, 2016	—	—	—	—	—	—
November 2011 / Program of 2010	2011-2	50.27	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from November 17, 2014 to November 17, 2016	—	—	—	—	—	—
February 2012 / Program of 2010	2012-1	77	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from February 10, 2015 to February 10, 2017	—	—	—	—	—	—
November 2012 / Program of 2010	2012-2	113.3	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from November 19, 2015 to November 19, 2017	—		31,019		183,864	214,883
February 2013 / Program of 2010	2013-1	87.45	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from February 10, 2016 to February 10, 2018	16,000			102,463	97,637	216,100
April 2014 / Program of 2010	2014-1	75,9	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from April 1, 2017 to April 1, 2019	—	—	—	—	100,000	100,000
March 2015 / Program of 2010	2015-1	127.05	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from March 25, 2018 to March 25, 2020	—	—	—	—	100,000	100,000
May 2015 / Program of 2010	2015-4	101.2	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from May 5, 2018 to May 5, 2020	—	—	—	—	46,359	46,359
May 2015 / Program of 2015	2015-2	101.2	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from May 5, 2018 to May 5, 2020	11,500		75,000	194,250	73,500	354,250
May 2015 / Program of 2015	2015-3	101.2	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from May 5, 2016 to May 5, 2020	—	100,000				100,000
April 2016 / Program of 2015	2016-1	142.45	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from April 5, 2019 to April 5, 2021	8,750		25,000	222,500	85,000	341,250
April 2016 / Program of 2015	2016-2	142.45	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from April 5, 2017 to April 5, 2021		85,434				85,434
July 2016 / Program of 2015	2016-3	128.6	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from July 15, 2019 to July 15, 2021				40,000		40,000
April 2017 / Program of 2015	2017-1	135.3	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from April 5, 2020 to April 6, 2022	6,750	—	57,000	360,250	—	424,000
April 2017 / Program of 2015	2017-2	135.3	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report, Q3 report during the period from April 5, 2018 to April 6, 2022	—	93,393	—	—	—	93,392

Total				43,000	278,826	188,019	919,463	686,360	2,115,668

(1)
Warrants granted to employee elected board members.

Insurance and Indemnification

        According to the Danish Companies Act, the general meeting is permitted to discharge our board members and members of our executive management from liability for any particular financial year based on a resolution relating to the period covered by the financial statements for the previous financial year. This discharge means that the general meeting will relieve such board members and members of our executive management from liability to us. However, the general meeting cannot discharge any claims by individual shareholders or other third parties.

        Additionally, at the extraordinary general meeting convened on July 31, 2017 to approve this offering, our shareholders authorized us to indemnify our board of directors in relation to certain claims and authorized our board to extend such indemnity to members of our executive management and employees, which our board did at a meeting held on August 1, 2017. We will not, however, indemnify our board members, executive management and employees, in respect of: (i) claims according to Danish law, raised before the Danish Courts, other than claims arising as a result of our listing in the United States and our status as a company listed in the United States; (ii) claims for damages and legal costs related to criminal actions, gross negligence or willful acts or omissions; (iii) claims which are attributable to the gain or purported gain of any profit or advantage to which the individual or any related natural or legal person is not legally entitled; and (iv) claims covered by insurance.

        There is a risk that such indemnification will be deemed void under Danish law, either because the indemnification is deemed contrary to the rules on discharge of liability in the Danish Companies Act (Selskabsloven) as set forth above, because the indemnification is deemed contrary to sections 19 and 23 of the Danish Liability and Compensation Act (Erstatningansvarsloven), which contain mandatory provisions on recourse claims between an employee (including members of our executive management) and the company, or because the indemnification is deemed contrary to the general provisions of the Danish Contracts Act (Aftaleloven).

        In addition, we provide our board members and executive management with directors' and officers' liability insurance.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Employment Agreement and Warrant Grants

        We have entered into employment agreements with, and issued warrants to, the members of our executive management. See "Management—Compensation" and "Management—Warrant Incentive Program" for more information.

Indemnification

        We intend to indemnify our board members and, pursuant to the authorization of our board, members of our executive management. See "Management—Insurance and Indemnification".

PRINCIPAL SHAREHOLDERS

        The following table sets forth information relating to the beneficial ownership of our shares as of June 30, 2017 by:

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  each person, or group of affiliated persons, known by us to beneficially own equal to or more than 5% of our outstanding shares;

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  each of our board members; and

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  each member of our executive management.

	Share Beneficial Ownership Prior to this Offering				Share Beneficial Ownership After this Offering
		Number of Warrants Exercisable Within 60 Days	Fully Diluted Number of Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned			Fully Diluted Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Shareholders
Legg Mason (Royce) Inc	1,776,474	—	1,776,474	6.8%
Sunstone Life Science Ventures Fund I K/S(2)	2,104,257	—	2,104,257	8.0%
Board Members and Executive Management
Martin Nicklasson	1,000	—	1,000	0.0%
Rosemary Crane	—	—	—	—
Catherine Moukheibir	—	—	—	—
Alain Munoz	5,250	—	5,250	0.0%
Michael J. Owen	—	—	—	—
Rasmus Just	1,600	—	1,600	0.0%
Hanne Heidenheim Bak	21,221	13,500	34,721	0.1%
Jens Peter Stenvang	3,500	2,500	6,000	0.0%
Britt Meelby Jensen	15,000	185,434	200,434	0.8%
Mats Blom	113,000	31,019	144,019	0.5%
Adam Steensberg	25,000	13,500	38,500	0.1%
Andrew Parker	—	—	—	—
All board members, board member nominee and executive management as a group (12 persons)	2,289,828	245,953	2,532,473	—

(1)
LSV Management A/S (CVR no. 33 85 91 98), located at Lautrupsgade 7, 5th floor, DK-2100 Copenhagen, Denmark, is the management company of Sunstone Life Science Ventures Fund I K/S.

        The number of shares beneficially owned by each entity, person, member of our board of directors or executive management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of June 30, 2017 through the exercise of any warrants or other rights. There were 716,417 shares for which a person has the right to subscribe within 60 days of June 30, 2017. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person.

        The percentage of shares beneficially owned is computed on the basis of 26,187,402 shares outstanding as of June 30, 2017. Shares for which a person has the right to subscribe within 60 days of June 30, 2017 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. There were 716,417 shares for which a person has the right to subscribe within 60 days of June 30, 2017. Additionally, a person is considered to have the right to subscribe for shares, which are subject to outstanding warrants and vested within 60 days of June 30, 2017, although such warrants may only be exercised in two annual exercise periods. See "Description of Share Capital." Unless otherwise indicated below, the address for each beneficial owner listed is c/o Zealand Pharma A/S, at Smedeland 36, 2600 Glostrup, Denmark.

 DESCRIPTION OF SHARE CAPITAL

Introduction

        Set forth below is a summary of certain information concerning our share capital as well, as a description of certain provisions of our articles of association and relevant provisions of the Danish Companies Act (Selskabsloven), or DCA. The summary includes certain references to, and descriptions of, material provisions of our articles of association to be effective in connection with the consummation of this offering and Danish law in force as of the date of this prospectus. The summary below contains only material information concerning our share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to our articles of association and applicable Danish law. Further, please note that as an American Depositary Share, or ADS, holder you will not be treated as one of our shareholders and will not have any shareholder rights.

General

        We were incorporated on April 1, 1997 as a private limited liability company (Anpartsselskab, or ApS) under Danish law under the name ApS KBUS 8 NR. 4581 and are registered with the Danish Business Authority (Erhvervsstyrelsen) in Copenhagen, Denmark under registration number (CVR) no. 20045078. Our name was changed to Peptide Probe Technologies ApS on August 22, 1997 and to Zealand Pharmaceuticals ApS on December 2, 1998. On December 22, 1998, we were converted into a public limited liability company (Aktieselskab, or A/S) and changed our name to Zealand Pharmaceuticals A/S. On May 7, 2002, we changed our name to Zealand Pharma A/S. Our shares have been listed for trading on Nasdaq Copenhagen since November 2010.

        Our company's headquarters and registered office where all our activities (including R&D) are currently conducted, is located at Smedeland 36, 2600 Glostrup, Denmark and our telephone number is +4588 77 36 00. Our website address is www.zealandpharma.com. The information on, or that can be accessed through, our website is not part of and should not be incorporated by reference into this prospectus. We have included our website address as an inactive textual reference only.

Development of Share Capital

        As of November 2, 2010, we had one class of shares (prior to this date we had multiple classes of shares). As of June 30, 2017 our registered, issued and outstanding share capital was DKK 26,187,402 distributed into 26,187,402 shares of nominal value DKK 1 each. For a description of the terms of our outstanding warrants, see "Management—Warrant Incentive Program."

        The development of our share capital since our inception and up to and including June 30, 2017 is set forth in the table below. The table excludes up to 2,115,668 shares that may be issued in connection with the exercise of outstanding warrants under the 2010 and 2015 warrant programs. See the section of this prospectus entitled "Management—Warrant Incentive Program."

	Capital Increase, No. of Shares	Gross Proceeds, DKKm	Share Capital, No. of Shares	Issued Share DKK Capital
Share capital at November 2, 2010			17,682,069	17,682,069
2010
Capital increase, November 2010 at a price of DKK 86 per share (cash)	4,336,047	372.9	22,018,116	22,018,116
Capital increase, December 2010 at a price of DKK 1 per share (cash)	852,407	0.9	22,870,523	22,870,523
2011
Capital increase, December 2011 at a price of DKK 26.30 per share (cash)	322,524	8.5	23,193,047	23,193,047
2015
Capital increases, March 2015 at prices of DKK 50.27 and DKK 77 per share (cash)	120,833	6.9	23,313,880	23,313,880
Capital increases, April 2015 at prices of DKK 94.60 and DKK 77 per share (cash)	106,220	9.4	23,420,100	23,420,100
Capital increases, June 2015 at prices of DKK 94.60 and DKK 77 per share (cash)	51,487	4.6	23,471,587	23,471,587
Capital increases, June 2015 at prices of DKK 94.60 and DKK 77 per share (cash)	46,521	4.2	23,518,108	23,518,108
Capital increases, September 2015 at prices of DKK 94.60 and DKK 77 per share (cash)	383,190	34.9	23,901,298	23,901,298
Capital increases, September 2015 at prices of DKK 77, DKK 94.60 and DKK 50.27 per share (cash)	150,702	12.7	24,052,000	24,052,000
Capital increase, November 2015 at a price of DKK 94.60 per share (cash)	60,843	5.8	24,112,843	24,112,843
Capital increases, November 2015 at prices of DKK 77 and 50.27 per share (cash)	176,456	13.2	24,289,299	24,289,299
Capital increase, December 2015 at a price of DKK 77 per share (cash)	63,470	4.9	24,352,769	24,352,769
2016
Capital increases, March 2016 at prices of DKK 77 and DKK 87.45 per share (cash)	46,613	3.9	24,399,382	24,399,382
Capital increase, April 2016 at a price of DKK 50.27, DKK 77 and DKK 87.45 per share (cash)	50,453	3.6	24,449,835	24,449,835
Capital increase, May 2016 at a price of DKK 50.27, DKK 77 and DKK 87.45 per share (cash)	43,071	2.6	24,492,906	24,492,906
Capital increase, June 2016 at a price of DKK 50.27, DKK 77 and DKK 87.45 per share (cash)	41,269	2.4	24,534,175	24,534,175
Capital increase, September 2016 at a price of DKK 77 per share (cash)	7,400	0.6	24,541,575	24,541,575
Capital increase, September 2016 at a price of DKK 50.27 and DKK 77 and DKK 87.45 (cash)	45,457	3.2	24,587,032	24,587,032
Capital increase, September 2016 at a price of DKK 96.90 per share (cash)	1,475,221	143	26,062,253	26,062,253
Capital increase, November 2017 at a price of DKK 77 per share (cash)	8,200	0.6	26,070,453	26,070,453
Capital increase, November 2016 at a price of DKK 50.27 and DKK 77 and DKK 87.45 per share (cash)	57,913	4.1	26,128,366	26,128,366
Capital increase, December 2016 at a price of DKK 77 per share (cash)	13,999	1.1	26,142,365	26,142,365

	Capital Increase, No. of Shares	Gross Proceeds, DKKm	Share Capital, No. of Shares	Issued Share DKK Capital
2017
Capital increase, March 2017 at a price of DKK 87.45 per share (cash)	9,500	0.8	26,151,865	26,151,865
Capital increase, April 2017 at a price of DKK 87.45 per share (cash)	22,000	1.9	26,173,865	26,173,865
Capital increase, May 2017 at a price of DKK 87.45 per share (cash)	5,000	0.4	26,178,865	26,178,865
Capital increase, June 2017 at a price of DKK 87.45 per share (cash)	8,537	0.7	26,187,402	26,187,402

Authorizations to Our Board of Directors

        Our board of directors is authorized to increase our share capital as follows:

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  Until April 29, 2019, our board of directors is authorized to increase our share capital by issuing new shares by up to nominally DKK 960,055 of new shares (equal to 960,055 new shares of a nominal amount of DKK 1 per share). The capital increase shall be effected at market price and must be implemented without pre-emption rights for the existing shareholders. Our board of directors may decide to implement a capital increase by way of a cash contribution, contribution in kind or debt conversion. Further, during this period, our board of directors is authorized to increase our share capital by issuing new shares by up to a nominal amount of DKK 11,163,953 (equal to 11,163,953 new shares of a nominal amount of DKK 1 per share). Such capital increase shall be implemented in accordance with pre-emption rights for the existing shareholders and the subscription price may be a favorable price fixed by our board of directors. Our board of directors may decide to implement the capital increase by way of a cash contribution, contribution in kind or debt conversion. Any capital increases pursuant to such authorizations cannot exceed an aggregate nominal amount of DKK 9,688,732.

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  Until April 21, 2020, our board of directors is authorized to grant warrants with a right to subscribe for 2,750,000 shares. As of June 30, 2017, 1,456,326 warrants have been granted pursuant to this authorization, and 1,293,674 warrants may still be granted under this authorization. The shareholders will not have pre-emptive subscription rights when our board of directors exercises this authorization and the specific terms and conditions in this respect are to be determined by our board of directors. Our board of directors shall determine, in its discretion, the exercise price, as well as other terms and conditions for the warrants, provided that the exercise price corresponds to a minimum of the market price at the time of issuance of the warrants, unless such warrants are issued to employees. Pursuant to relevant provisions of the DCA in force from time to time, our board of directors may reapply or reissue any lapsed non-exercised warrants, provided that such reapplication or reissue is made under terms and conditions and with the time limits specified under the authority.

        New shares issued according to the authorizations listed above will rank pari passu with our existing shares in accordance with our articles of association.

        Further, our board of directors is authorized on behalf of the company to acquire its own shares for a total nominal value of up to 10% of our share capital for the time being. The price paid for such shares may not deviate by more than 10% from the bid rate established by Nasdaq Copenhagen at the time of acquisition. The bid rate shall be the closing rate on Nasdaq Copenhagen—all trades at 5:00 PM CET.

Our Shares

        As of June 30, 2017, our registered, issued and outstanding share capital was DKK 26,187,402, and excludes up to 2,115,668 shares that may be issued upon the exercise of outstanding warrants. For a description of the terms of our outstanding warrants, see "Management—Warrant Incentive Program." In connection with this offering, we intend to issue up to 3,900,000 ADSs representing 3,900,000 shares, excluding the underwriters' option to purchase up to 585,000 additional ADSs. Each ADS will represent one ordinary share. We have applied to have the ADSs listed on NASDAQ under the symbol "ZEAL." The underlying shares will continue to be listed on Nasdaq Copenhagen under the symbol "ZEAL."

        Initial settlement of the ADSs issued in this offering will take place on the consummation date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning ADSs held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the ADSs.

Pre-emptive Rights

        If our shareholders at a general meeting resolve to increase our share capital by a cash contribution, section 162 of the DCA will apply. Under that section, shareholders have a pre-emptive right to subscribe for new shares in proportion to their existing shareholdings. However, the pre-emptive right may be derogated from by a majority comprising at least two-thirds of the votes cast, as well as at least two-thirds of the share capital represented at the general meeting, provided the share capital increase takes place at market price or nine-tenths of the votes cast, as well as at least nine-tenths of the share capital represented at the general meeting if the share capital increase takes place below market price, unless (i) such capital increase is directed at certain but not all shareholders (in which case all shareholders must consent); or (ii) such capital increase is directed at our employees whereby a majority comprising at least two-thirds of the votes cast, as well as at least two-thirds of the share capital represented at the general meeting is required. Further, the pre-emptive rights may be derogated from by an exercise of the board of directors of a valid authorization in our articles of association, provided that the share capital increase takes place at or above market price.

Shareholders' Register

        We are obliged to maintain a shareholders' register (Ejerbog). The shareholders' register is maintained by Computershare A/S, Lottenborgvej 26, DK-2800 Kgs. Lyngby, Denmark, our Danish share registrar and transfer agent. It is mandatory that the shareholders' register is maintained within the European Union and that it is available to public authorities.

        Pursuant to the DCA, public and private limited liability companies are required to register with the Danish Business Authority information regarding shareholders who own at least 5% of the share capital or the voting rights. Pursuant to this provision, we file registrations with the Danish Public Shareholders' Register of the Danish Business Authority. Shareholders that exceed or fall below the ownership threshold must notify us, and we will subsequently file the information with the Danish Business Authority. Reporting is further required upon passing or falling below thresholds of 10%, 15%, 20%, 25%, 50%, 90%, and 100% as well as one-third and two-thirds of the votes or the share capital. This also applies to beneficial holders of our shares, such as holders of the ADSs.

Articles of Association and Danish Corporate Law

Objectives

        Our company has been established with the objectives of engaging in research, trade, manufacture and related activities, primarily within the pharmaceutical industry.

Summary of Provisions Concerning Members of the Board of Directors and the Executive Management

        We are managed by a board of directors of between four and seven members elected for a term of one year by our shareholders at the (annual) general meeting. Retiring directors are eligible for re-election. Additional members are elected pursuant to the statutory rules regarding representation of employees. The shareholders at the general meeting approve the remuneration of the board of directors.

        The board of directors elects its own chairman and grants individual or joint powers of procuration. The board of directors prepares its own rules of procedure governing the performance of its duties.

        We are bound by the joint signatures of the chairman of the board of directors with the CEO; the chairman of the board of directors jointly with another member of the board of directors; or one registered member of the executive management jointly with two members of the board of directors; or the joint signatures of the CEO and another registered member of the executive management; or all members of the board of directors jointly.

Rights and Restrictions in Relation to Existing Shares

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  No share carries any special rights.

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  Each share with a nominal value of DKK 1 carries one vote at general meetings.

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  The shares are negotiable instruments, and no restrictions apply to the transferability of the shares.

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  No shareholder shall be obliged to let his shares be redeemed in full or in part by us or by any other party, except as provided in the Danish Companies Act.

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  All shares shall be registered in the names of the holders and shall be entered in our shareholders' register.

Amendments to Our Articles of Association

        All resolutions put to the vote of shareholders at general meetings are subject to adoption by a simple majority of votes, unless the DCA (Selskabsloven) or our articles of association prescribes other requirements.

Notice Convening Annual and Extraordinary General Meetings

        General meetings shall be held in Greater Copenhagen (Storkøbenhavn). General meetings shall be convened by the board of directors giving not less than three weeks' and not more than five weeks' notice. General meetings shall be announced by publication in the IT information system of the Danish Business Authority and on our website. Furthermore, all shareholders registered in our shareholders' register who have so requested shall be notified by letter or email. The notice shall set out the time and place for the general meeting and the issues to be considered at the general meeting. If the general meeting is to consider a proposal to amend our articles of association, then the notice shall specify the material content of the proposal.

        A shareholder's right to attend general meetings and to vote is determined on the basis of the shares that the shareholder owns on the registration date which date is one week before the general meeting is held.

        Any shareholder shall be entitled to attend general meetings, provided he or she has requested an admission card from our offices not later than three days prior to the relevant meeting. The admission card will be issued to the shareholders registered in our shareholders' register. The shareholder may attend in person or be represented by proxy, and a shareholder shall be entitled to attend together with an advisor. A shareholder may vote by proxy or by mail, and a form for this use shall be made available on our website no later than three weeks prior to the general meeting. A vote by mail must be received by us not later than three days prior to the general meeting in order to be counted at the general meeting.

        Extraordinary general meetings shall be held as directed by the shareholders at the general meeting, the board of directors or an auditor, or upon a written request to the board of directors by shareholders holding not less than 5% of the share capital for consideration of a specific issue. The general meeting shall be convened (after providing three to five weeks notice) within 14 days after the proper request has been received by our board of directors. See "Risk Factors—You may not be able to exercise your right to vote the shares underlying your ADSs."

Provisions as to the Level of Equity Investments to be Notified to Us and the Danish Authorities

        Pursuant to section 29 of the Danish Securities Trading Act (Værdipapirhandelsloven), shareholders in a company incorporated in Denmark with its shares admitted to trading and official listing are required to immediately (meaning within the same trading day as the transaction) and simultaneously notify us and the Danish Financial Supervisory Authority, or FSA, when the shareholder's stake (i) represents 5% or more of the voting rights in the company or the nominal value of its share capital, and (ii) when a change in a holding already notified implies that the limits of 5%, 10%, 15%, 20%, 25%, 50% or 90% and the limits of one-third and two-thirds of the voting rights or the nominal value are reached. This duty to notify also applies to anyone, who directly or indirectly holds (a) financial instruments that afford the holder a right to purchase existing shares, e.g., share options; and/or (b) financial instruments based on existing shares and with an economic effect equal to that of the financial instruments mentioned under (a), regardless of them not affording the right to purchase existing shares, e.g., the ADSs or, under the circumstances, cash-settled derivatives linked to the value of our shares or ADSs. Holding these kinds of financial instruments counts towards the thresholds mentioned above and may thus trigger a duty to notify by themselves or when accumulated with a holding of shares or ADSs. The notifications must comply with the requirements for the contents thereof set out in sections 16 and 17 of the Danish executive order on major shareholders (Storaktionærbekendtgørelsen), including the identity of the shareholder and the date when a limit is reached or no longer reached. Failure to comply with the duties of disclosure is punishable by fine or suspension of voting rights in instances of gross or repeated non-compliance. The FSA will in certain cases publish information concerning sanctions imposed, including, as a general rule, the name of the shareholder in question, as a consequence of non-compliance with the above rules. When we receive a notification pursuant to section 29 of the Danish Securities Trading Act, we must publish its contents as soon as possible. Furthermore, the general duty of notification pursuant to the DCA applies, which implies that shareholders must notify the company when the limit of 100% of the voting rights or nominal value of the shares is reached or no longer reached. This also applies to holders of the ADSs.

EU Regulation No 596/2014 on Market Abuse

        EU Regulation No 596/2014 on market abuse, or the Market Abuse Regulation, applies to us and dealings concerning our shares and will likewise apply to the ADSs. As we prior to our application for the listing of ADSs on NASDAQ are already subject to Danish and U.S. securities laws, we intend to revise our internal code on possession and handling of inside information and with respect to our board of directors', executive management's and employees' dealings in our shares or in financial instruments the value of which is determined by the value of our shares so that it also covers the ADSs. Furthermore, we have drawn up a list of those persons working for us who could have access to inside information on a regular or incidental basis and have informed such persons of the rules on insider trading and market manipulation, including the sanctions, which can be imposed in the event of a violation of those rules.

The EU Short Selling Regulation (EU Regulation 236/2012) Includes Certain Notification Requirements in connection with Short Selling of Shares Admitted to Trading on a Trading Venue (including Nasdaq Copenhagen) and Securities or Derivatives that Relate to Such Shares (including the ADSs).

        When a natural or legal person reaches or falls below a net, short position of 0.2% of the issued share capital of a company that has shares admitted to trading on a trading venue, such person shall make a private notification (i.e. such notification will not be made public) to the relevant competent authority, which in Denmark is the FSA. The obligation to notify the FSA, moreover, applies in each case where the short position reaches or no longer reaches 0.1% above the 0.2% threshold. In addition, when a natural or legal person reaches or falls below a net short position of 0.5% of the issued share capital of a company that has shares admitted to trading on a trading venue and each 0.1% above that, such person shall make a public notification of its net short position via the FSA. The notification requirements apply to both physical and synthetic short positions. In addition uncovered short selling (naked short selling) of shares admitted to trading on a trading venue is prohibited.

Limitation on Liability

        Under Danish law, members of the board of directors or executive management may be held liable for damages in the event that loss is caused due to their negligence. They may be held jointly and severally liable for damages to the company and to third parties for acting in violation of the articles of association and Danish law.

Comparison of Danish Corporate Law and Our Articles of Association and Delaware Corporate Law

        The following comparison between Danish corporate law, which applies to us, and Delaware corporate law, the law under which many publicly listed companies in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. This summary is subject to Danish law, including the DCA, and Delaware corporate law, including the Delaware General Corporation Law. Further, please note that as an ADS holder you will not be treated as one of our shareholders and will not have any shareholder rights.

Duties of Board Members

        Denmark.    Public limited liability companies in Denmark are usually subject to a two-tier governance structure with the board of directors having the ultimate responsibility for the overall supervision and strategic management of the company in question and with executive management being responsible for the day-to-day operations. Each board member and member of the executive management is under a fiduciary duty to act in the interest of the company, but shall also take into account the interests of the creditors and the shareholders. Under Danish law, the members of the board of directors and executive management of a limited liability company are liable for losses caused by negligence when shareholders, creditors or the company itself suffer such losses. They may also be liable for wrongful information given in the annual financial statements or any other public announcements from the company. An investor suing for damages is required to prove its claim with regard to negligence and causation. Danish courts, when assessing negligence, have been reluctant to impose liability unless the directors and officers neglected clear and specific duties. This is also the case when it comes to liability with regard to public offerings or liability with regard to any other public information issued by the company.

        Delaware.    The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Terms of the Members of Our Board of Directors

        Denmark.    Under Danish law, the members of the board of directors of a limited liability company are generally appointed for a one-year term, although employee elected board members are elected for a four-year tenure. There is no limit on the number of consecutive terms the board members may serve. Pursuant to our articles of association, our board members are appointed by the general meeting of shareholders for a term of one year and are eligible for re-election. Election of board members is, according to our articles of association, an item that shall be included on the agenda for the annual general meeting. At the general meeting, shareholders are entitled at all times to dismiss a board member by a simple majority vote.

        Delaware.    The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes, of relatively equal size, with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a "classified" board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Board Member Vacancies

        Denmark.    Under Danish law, new board members are elected by the shareholders at a general meeting in the event of vacancies. Thus, a general meeting will have to be convened in order to fill a vacancy on the board of directors. However, the board of directors may choose to wait to fill vacancies until the next annual general meeting of the company, provided that the number of the remaining board members is greater than two. A statutory requirement to convene a general meeting to fill vacancies only arises if the number of remaining members on the board is less than three.

        Delaware.    The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (1) otherwise provided in the certificate of incorporation or bylaws of the corporation or (2) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-Interest Transactions

        Denmark.    Under Danish law, board members may not take part in any matter or decision-making that involves a subject or transaction in relation to which the board member has a conflict of interest with us.

        Delaware.    The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

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  the material facts as to the director's relationship or interest are disclosed and a majority of disinterested directors consent;

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  the material facts are disclosed as to the director's relationship or interest and a majority of shares entitled to vote thereon consent; or

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  the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Proxy Voting by Board Members

        Denmark.    In the event that a board member in a Danish limited liability company is unable to participate in a board meeting, the elected alternate, if any, shall be given access to participate in the board meeting. The members of our board of directors appointed by the general meeting have not elected alternates; however, the three board members elected by our employees have elected alternates. In a Danish limited liability company, unless the board of directors has decided otherwise, or as otherwise is set forth in the articles of association, the board member in question may grant a power of attorney to another board member, provided that this does not create risk to the company considering the agenda in question.

        Delaware.    A director of a Delaware corporation may not issue a proxy representing the director's voting rights as a director.

Shareholder Rights

Notice of Meeting

        Denmark.    According to the DCA and as implemented in our articles of association, general meetings in listed limited liability companies shall be convened by the board of directors with a minimum of three weeks' notice and a maximum of five weeks' notice. A convening notice shall also be forwarded to shareholders recorded in our shareholders' register who have requested such notification. There are specific requirements as to the information and documentation required to be disclosed in connection with the convening notice.

        Delaware.    Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Voting Rights

        Denmark.    Each share confers the right to cast one vote at the general meeting of shareholders, unless the articles of association provide otherwise. Each holder of shares may cast as many votes as it holds shares. Voting instructions may be given only in respect of a number of ADSs representing an integral number of shares or other deposited securities. Shares that are held by us or our direct or indirect subsidiaries do not confer the right to vote.

        ADS holders may only exercise voting rights with respect to the shares underlying their respective ADSs in accordance with the provisions of the deposit agreement, which provides that a holder may vote the shares underlying any ADSs for any particular matter to be voted on by our shareholders either by withdrawing the shares underlying the ADSs or, to the extent permitted by applicable law and as permitted by the depositary, by requesting temporary registration as shareholder and authorizing the depositary to act as proxy. The depositary will try, as far as practical, to vote the shares underlying the ADSs as instructed by the ADS holders.

        Delaware.    Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event can a quorum consist of less than one-third of the shares entitled to vote at a meeting.

        Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder Proposals

        Denmark.    According to the DCA, extraordinary general meetings of shareholders will be held whenever our board of directors or our appointed auditor requires. In addition, one or more shareholders each representing at least 5% of the registered share capital of the company may, in writing, require that a general meeting be convened. If such a demand is made, the board of directors shall convene the general meeting within two weeks thereafter (after providing three to five weeks notice).

        All shareholders have the right to present proposals for adoption at the annual general meeting, provided that the proposals are submitted at least six weeks prior to the meeting. In the event that the request is made at a later date, the board of directors will determine whether the proposals were made in due time to be included on the agenda.

        Delaware.    Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting of stockholders. However, if a Delaware corporation is subject to the SEC's proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation's securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by Written Consent

        Denmark.    Under Danish law, shareholders may take action and pass resolutions by written consent if such consent is unanimous. However, for a listed company, this method of adopting resolutions is generally not feasible.

        Delaware.    Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal Rights

        Denmark.    The concept of appraisal rights does not exist under Danish law, except in connection with statutory redemption rights according to the DCA.

        According to Section 73 of the DCA, a minority shareholder may require a majority shareholder that holds more than 90% of the company's registered share capital to redeem his or her shares. Similarly, a majority shareholder holding more than 90% of the company's share capital may, according to Section 70 of the DCA, squeeze out the minority shareholders. In the event that the parties cannot agree to the redemption squeeze out price, this shall be determined by an independent evaluator appointed by the court. Additionally, there are specific regulations in Sections 249, 267, 285 and 305 of the DCA that require compensation in the event of national or cross-border mergers and demergers. Moreover, shareholders who vote against a cross-border merger or demerger are, according to Sections 286 and 306 of the DCA, entitled to have their shares redeemed.

        Delaware.    The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder's shares, in connection with certain mergers and consolidations.

Shareholder Suits

        Denmark.    Under Danish law, only a company itself can bring a civil action against a third party; an individual shareholder does not have the right to bring an action on behalf of a company. However, if shareholders representing at least 10% of the share capital have opposed at a general meeting a decision to grant discharge to a member of our board of directors or our executive management or refrain from bringing law suits against, among other persons, a member of our board of directors or executive management, a shareholder may bring a derivative action on behalf of our company against, among other persons, a member of our board of directors or executive management. An individual shareholder may, in its own name, have an individual right to take action against such third party in the event that the cause for the liability of that third party also constitutes a negligent act directly against such individual shareholder.

        Delaware.    Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of Shares

        Denmark.    Danish limited liability companies may not subscribe for newly issued shares in their own capital. Such companies may, however, according to the DCA Sections 196-201, acquire fully paid shares of themselves, provided that the board of directors has been authorized to do so by the shareholders at a general meeting. Such authorization can only be given for a maximum period of five years and the authorization shall fix (i) the maximum value of the shares and (ii) the minimum and the highest amount that the company may pay for the shares. Such purchase of shares may generally only be acquired using distributable reserves. In addition, the board of directors may, on behalf of the company, acquire the company's own shares, without authorization, in case it is necessary to avoid a considerable and imminent detrimental effect on the company and provided certain conditions are met. In case the company has acquired its own shares under such circumstances the board of directors is obligated to inform the shareholders of such acquisition at the next general meeting.

        Delaware.    Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-Takeover Provisions

        Denmark.    Under Danish law, it is possible to implement limited protective anti-takeover measures. Such provisions may include, among other things, (i) different share classes with different voting rights and (ii) notification requirements concerning participation in general meetings. We have currently not adopted any such provisions, except for the obligation to request an admission card. See "Description of Share Capital—Articles of Association and Danish Corporate Law—Notice Convening Annual and Extraordinary General Meetings".

        Delaware.    In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

        Section 203 of the Delaware General Corporation Law prohibits "business combinations," including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation's voting stock, within three years after the person becomes an interested stockholder, unless:

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  the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transaction;

  •
  after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

  •
  after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

        A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until 12 months following its adoption.

Inspection of Books and Records

        Denmark.    According to Section 150 of the DCA, a shareholder may, at the annual general meeting or at a general meeting whose agenda includes such item, request an inspection of the company's books regarding specific issues concerning the management of the company or specific annual reports. If approved by shareholders with a simple majority, one or more investigators are elected. If the proposal is not approved by a simple majority but 25% of the share capital votes in favor of the proposal, then the shareholder can request the court to appoint an investigator.

        Delaware.    Under the Delaware General Corporation Law, any stockholder may inspect certain of the corporation's books and records, for any proper purpose, during the corporation's usual hours of business.

Pre-Emptive Rights

        Denmark.    As a general rule, shareholders of the company are entitled to subscribe for new shares in proportion to their existing shareholdings in the event of a cash increase of the share capital. Such a cash increase of the share capital can be resolved by the general meeting by at least two-thirds of the votes cast as well as at least two-thirds of the share capital represented at the general meeting.

        However, in the below-mentioned scenarios, the general meeting may resolve to depart from the shareholders' right to proportionate subscription if the following voting requirements are met:

  •
  two-thirds majority requirement: if the new shares issued in connection with the capital increase are subscribed for at market price for the benefit of some of the existing shareholders, the above-mentioned two-thirds majority requirement applies;

  •
  consent requirement: if the new shares issued in connection with the capital increase are subscribed for at a discount for the benefit of some of the existing shareholders, consent from the shareholders who do not get an opportunity to participate in the capital increase must be obtained;

  •
  two-thirds majority requirement: if the new shares issued in connection with the capital increase are subscribed for at market price for the benefit of parties other than the existing shareholders (i.e., a third party or employees of the company), the above-mentioned two-thirds majority requirement applies; and

  •
  nine-tenths majority requirement: if the new shares issued in connection with the capital increase are subscribed for at discount for the benefit of parties other than the existing shareholders or the employees of the company, the voting requirement is at least nine-tenths of the votes cast as well as at least nine-tenths of the share capital represented at the general meeting.

        The board of directors may resolve to increase our share capital without pre-emptive subscription rights for existing shareholders pursuant to the authorizations described above under the caption "Authorizations to our Board of Directors."

        Unless future issuances of new shares are registered under the Securities Act or with any authority outside Denmark, U.S. shareholders and shareholders in jurisdictions outside Denmark may be unable to exercise their pre-emptive subscription rights under U.S. securities law.

        Delaware.    Under the Delaware General Corporation Law, stockholders have no pre-emptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

        Denmark.    Under Danish law, the distribution of ordinary and interim dividends requires the approval of a company's shareholders at a company's general meeting. In addition the shareholders may authorize the board of directors to distribute interim dividends. The shareholders may not resolve to the distribution of dividends in excess of the recommendation from the board of directors and we may only pay out dividends from our distributable reserves, which are defined as results from operations carried forward and reserves that are not bound by law after deduction of loss carried forward. It is possible under Danish law to pay out interim dividends. The decision to pay out interim dividends shall be accompanied by a balance sheet, and the board of directors determines whether it will be sufficient to use the statement of financial position from the annual report or if an interim statement of financial position for the period from the annual report period until the interim dividend payment shall be prepared. If interim dividends are paid out later than six months following the end of the financial year for the latest annual report, an audited interim balance sheet showing that there are sufficient funds shall always be prepared.

        Delaware.    Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of shares, property or cash.

Shareholder Vote on Certain Reorganizations

        Denmark.    Under Danish law, all amendments to the articles of association shall be approved by the general meeting of shareholders with a minimum of two-thirds of the votes cast and two-thirds of the share capital represented at the general meeting. The same applies to solvent liquidations, mergers with the company as the discontinuing entity, mergers with the company as the continuing entity if shares are issued in connection therewith and demergers. Under Danish law, it is debatable whether the shareholders must approve a decision to sell all or virtually all of the company's business/assets.

        Delaware.    Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required. However, under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, unless required by the certificate of incorporation, if (1) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (2) the shares of stock of the surviving corporation are not changed in the merger and (3) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation's common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Amendments to Governing Documents

        Denmark.    All resolutions made by the general meeting may be adopted by a simple majority of the votes, subject only to the mandatory provisions of the DCA and the articles of association. Resolutions concerning all amendments to the articles of association must be passed by two-thirds of the votes cast as well as two-thirds of the share capital represented at the general meeting. Certain resolutions, which limit a shareholder's ownership or voting rights, are subject to approval by a nine-tenth majority of the votes cast and the share capital represented at the general meeting. Decisions to impose any or increase any obligations of the shareholders towards the company require unanimity.

        Delaware.    Under the Delaware General Corporation Law, a corporation's certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors.

Transfer Agent and Registrar

        The transfer agent and registrar for our shares is Computershare A/S, Kongevejen 418, Øverød, DK-2840 Holte, Denmark. The Bank of New York Mellon will serve as the depositary for the ADSs.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

        The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one ordinary share (or a right to receive one ordinary share) deposited with the Copenhagen office of Danske Bank A/S, as custodian for the depositary in the United States. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary's office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon's principal executive office is located at 225 Liberty Street, New York, New York 10286.

        You may hold ADSs either (a) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (b) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Danish law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided on page 197. See "Where You Can Find More Information."

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash

        The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

        Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See "Material U.S. Federal Income Tax Considerations." It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares

        The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares

        If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions

        The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

        You may surrender your ADSs for the purpose of withdrawal at the depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        ADS holders eligible to vote may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders' meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

        The depositary will try, as far as practical, subject to the laws of Demark and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon and copies of materials to be made available to ADS holders as far in advance of the meeting date as practicable.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs (other than those issued pursuant to this offering), including issuances resulting from a distribution of shares or rights or other property
$0.05 (or less) per ADS	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

        The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

        From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

        The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary's obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

        The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

        If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

        If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

        If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

        If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for the surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

        The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

  •
  60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

  •
  we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

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  we appear to be insolvent or enter insolvency proceedings;

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  all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

  •
  there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

  •
  there has been a replacement of deposited securities.

        If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

        After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

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  are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

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  are not liable if we or it exercises discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

  •
  are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

  •
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

        ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

  •
  when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares;

  •
  when you owe money to pay fees, taxes and similar charges; or

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release

ADSs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (c) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRSs that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

        The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

        If we asked the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will in those circumstances vote on all questions to be voted upon unless we notify the depositary that:

  •
  we do not wish to receive a discretionary proxy;

  •
  there is substantial shareholder opposition to the particular question; or

  •
  the particular question would have an adverse impact on our shareholders.

We are required to notify the depositary if one of the conditions specified above exists.

SHARES AND AMERICAN DEPOSITARY SHARES ELIGIBLE FOR FUTURE SALE

        Our shares are admitted to trading and official listing on Nasdaq Copenhagen. Future sales of our shares or ADSs, including shares issued upon the exercise of outstanding warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for the ADSs to fall or impair our ability to raise equity capital in the future.

        Based on the number of shares outstanding as of March 31, 2017, and assuming (1) no exercise of the underwriters' option to purchase additional ADSs and (2) no exercise of any of our other outstanding warrants, we will have outstanding an aggregate of 30,087,402 shares. All of our outstanding shares are freely tradable on Nasdaq Copenhagen, all of the ADSs to be sold in this offering (representing 3,900,000 shares), and any ADSs sold upon exercise of the underwriters' option to purchase additional ADSs, will be freely tradable in the U.S. public market without restriction or further registration under the Securities Act, unless the ADSs are held by any of our "affiliates" as such term is defined in Rule 144 of the Securities Act (subject, in each case, to the terms of the lock-up agreements referred to below, as applicable). The number of ADSs available for sale immediately after this offering will be the number sold in this offering plus the number of ADSs available prior to this offering (reflecting any split or combination effected in conjunction with this offering) less any ADSs held by our directors and officers, who will be subject to lock-up agreements for 180 days after the date of this prospectus.

Lock-Up Agreements

        In connection with this offering, we, all of our directors and executive officers, and one of the significant holders of our outstanding shares have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of our or their ADSs, shares or securities convertible into or exchangeable for ADSs or shares during the period from the date of the lock-up agreement continuing through the date that is 180 days, or, solely with respect to such significant shareholder, 90 days, after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See "Underwriting." Following the lock-up periods set forth in the agreements described above, and assuming that the underwriters do not release any parties from these agreements, all of the ADSs and shares that are held by these parties as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

        Rule 144 provides an exemption from the registration requirements of the Securities Act for restricted securities and securities held by certain affiliates of an issuer being sold in the United States, to U.S. persons or through U.S. securities markets. In general, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose securities are required to be aggregated) who is not deemed to have been one of our "affiliates" for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our "affiliates," is entitled to sell such securities in the U.S. public market (subject to the lock-up agreements referred to above, if applicable) without complying with the manner of sale, volume limitation or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the securities proposed to be sold for at least one year, including the holding period of any prior owner other than "affiliates," then such person is entitled to sell such securities in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our "affiliates," as defined in Rule 144, who have beneficially owned the securities proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those securities that does not exceed the greater of:

  •
  1% of the number of shares then outstanding, which will equal approximately 300,874 immediately after this offering; or

  •
  the average weekly trading volume of the ADSs on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Such sales under Rule 144 by our "affiliates" or persons selling ADSs on behalf of our "affiliates" are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Regulation S

        Regulation S under the Securities Act, or Regulation S, provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold outside the United States without registration in the United States being required.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person's decision to acquire securities. This discussion applies only to a U.S. Holder that holds the ADSs as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder's particular circumstances, including foreign, state and local tax consequences, U.S. federal gift, estate and alternative minimum tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

  •
  certain financial institutions;

  •
  dealers or traders in securities who use a mark-to-market method of tax accounting;

  •
  persons holding the ADSs as part of a hedging transaction, "straddle," wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs;

  •
  regulated investment companies;

  •
  insurance companies;

  •
  real estate investment trusts, grantor trusts or other trusts;

  •
  persons whose "functional currency" for U.S. federal income tax purposes is not the U.S. dollar;

  •
  expatriates of the United States;

  •
  tax exempt entities, including "individual retirement accounts" and "Roth IRAs";

  •
  entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes;

  •
  persons that own or are deemed to own ten percent or more of our voting shares;

  •
  persons who acquired the ADSs in exchange for services or otherwise as compensation; and

  •
  persons holding the ADSs in connection with a trade or business conducted outside the United States.

        If an entity that is classified as a partnership for U.S. federal income tax purposes holds the ADSs, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships holding the ADSs and partners in such partnerships are encouraged to consult their own tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ADSs.

        For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs and an exchange of ADSs for our shares generally will not be subject to U.S. federal income tax.

        The discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed U.S. Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

        A "U.S. Holder" is a holder who, for U.S. federal income tax purposes, is a beneficial owner of the ADSs who is eligible for the benefits of the Treaty and is:

  (1)
  an individual who is a citizen or resident of the United States;

  (2)
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

  (3)
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  (4)
  a trust, if (A) a U.S. court is able to exercise primary supervision over the trust's administration and one or more United States persons (as such term is defined under the Code) have authority to control all substantial decisions of the trust, or (B) the trust has a valid election in place under all applicable U.S. Treasury regulations to treat the trust as a United States person (as such term is defined under the Code).

        U.S. Holders are encouraged to consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of the ADSs in their particular circumstances.

Taxation of distributions

        Subject to the PFIC rules described below, distributions paid on the ADSs, other than certain pro rata distributions of the ADSs, generally will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to long-term capital gain. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion below under "—Passive Foreign Investment Company rules"), the preferential rate will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

        The amount of a dividend will include any amounts withheld by us in respect of Danish income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder's income on the date of the U.S. Holder's receipt of the dividend. The amount of any dividend income paid in DKK will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

        Subject to applicable limitations, some of which vary depending upon the U.S. Holder's particular circumstances, Danish income taxes withheld from dividends on the ADSs (or shares underlying the ADSs) will be creditable against the U.S. Holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Danish income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or other taxable disposition of the ADSs

        Subject to the PFIC rules described below, gain or loss realized on the sale or other taxable disposition of the ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder's tax basis in the ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss generally will be U.S.-source gain or loss for foreign tax credit purposes. Capital gain from the sale, exchange or other disposition of ADSs by a non-corporate U.S. Holder generally is eligible for preferential rates of taxation if the non-corporate U.S. Holder's holding period for such ADSs determined at the time of such sale, exchange, or other taxable disposition exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company rules

        Under the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets, including cash, consist of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, even if we ceased to meet the threshold requirements for PFIC status in any particular year.

        Based on certain estimates of our gross income and gross assets, the latter determined by reference to the value of the ADSs and shares, we believe that we will not be classified as a PFIC for the taxable year ending December 31, 2017. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be classified as a PFIC for the 2017 taxable year (or any later year) until after the close of the relevant year. The determination of whether we are a PFIC is made annually for each of our taxable years. As a result, our PFIC status may change. In particular, for purposes of the asset test described above, the total value of our assets will be treated as equal to the sum of the aggregate value of the ADSs and shares plus the Company's liabilities. Therefore, for purposes of the asset test, the total value of our assets will depend on the market price of the ADSs. However, the value of our passive assets generally will be equal to the actual fair market value of such assets. A decrease in the market price of the ADSs would cause a decrease in the deemed total value of our assets for purposes of the asset test but generally would not cause a corresponding decrease in the actual value of our passive assets. Accordingly, fluctuations in the market price of the ADSs may result in us being a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash raised in this offering. Because of the fact specific nature of the inquiry, it cannot be predicted at this time what portion of the net proceeds from this offering we would need to spend in order to avoid PFIC status.

        For purposes of the income test, we believe that we are engaged in an active trade or business of discovering and developing peptide drugs and that the royalties and milestone payments we receive from unrelated parties should be treated as derived in the active conduct of a trade or business and not characterized as passive income. However, we have no assurance that these anticipated milestone payments and royalties will be paid when expected. If any such payments are delayed or not received then, depending on the amount of passive income we receive from other sources, the relative percentage of our income that is passive could increase and potentially cause us to be classified as a PFIC. There can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

        If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of the ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder's holding period for such shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs exceeds 125% of the average of the annual distributions on such ADSs received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner described immediately above with respect to gain on disposition.

        Alternatively, if we are a PFIC and if the ADSs are "regularly traded" on a "qualified exchange," a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment described in the preceding paragraph. The ADSs would be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. NASDAQ is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

        A timely election to treat a PFIC as a qualified electing fund under Section 1295 of the Code would result in alternative treatment. U.S. Holders should be aware, however, that we do not intend to satisfy the record-keeping and other requirements that would permit U.S. Holders to make qualified electing fund elections if we were a PFIC.

        In addition, if we are a PFIC or, with respect to particular U.S. Holders, are treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

        U.S. Holders should consult their tax advisers regarding whether we are or may become a PFIC and the potential application of the PFIC rules.

Medicare Tax

        In general, a U.S. Holder that is an individual or estate, or a trust is subject to a 3.8% Medicare tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A U.S. Holder's net investment income will include its gross dividend income and its net gains from the disposition of ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this tax to income and gains in respect of your investment in the ADSs.

Information reporting and backup withholding

        Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

        Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

        If a U.S. Holder owns ADS during any year in which we are a PFIC, such U.S. Holder (including, potentially, indirect holders) will generally be required to file an IRS Form 8621 with such holder's federal income tax return for that year.

        Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including shares of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for shares held through a U.S. financial institution). In addition, certain U.S. Holders may be required to file a FinCEN Form 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Treasury Department each year to report their interests in the ADSs. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs.

        THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ADSs IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES.

MATERIAL DANISH INCOME TAX CONSIDERATIONS

        The following is a summary of material Danish tax considerations relating to the ownership and disposition of ADSs. The summary is for general information purposes only and does not constitute exhaustive tax or legal advice.

        It is noted specifically that the summary does not address all possible tax consequences relating to the ownership and disposition of ADSs. The summary does accordingly not apply to investors to whom special tax rules apply, and, therefore, may not be relevant, for example, to investors subject to the Danish Tax on Pension Yields Act (i.e., pension savings), professional investors, certain institutional investors, insurance companies, pension companies, banks, stockbrokers and investors with tax liability on return on pension investments. The summary does further not apply to non-Danish tax resident investors that carry on business activities in Denmark through a permanent establishment.

        In the context of the following section, "companies" mean entities that are treated as separate taxable entities under domestic tax laws of their jurisdiction of incorporation.

        The summary is based solely on the tax laws of Denmark in effect on the date of this prospectus. Danish tax laws may be subject to change, potentially with retroactive effect.

        Potential investors in the ADSs are advised to consult their tax advisors regarding the applicable tax consequences of ownership and disposition of the ADSs based on their particular circumstances.

Tax Treatment of ADSs Under Danish Tax Law

        It is currently not clear under Danish tax legislation or case law how ADSs are to be treated for Danish tax purposes.

        This summary assumes that the ADS holder in respect of the ADSs is treated as the direct owner of the shares underlying the ADSs and accordingly as the shareholder for Danish domestic tax law purposes, and that the ADS holder is deemed the beneficial owner of any dividend distributed on the underlying shares for Danish domestic tax law purposes as well as under any applicable tax treaty.

        Therefore, the following deals with material Danish tax considerations relating to the ownership and disposition of shares.

Danish Tax Resident Individuals

Sale of Shares

        Capital gains from the sale of shares realized by Danish tax resident individuals are taxed as share income at a rate of 27% on the first DKK 51,700 ($7,428) (for cohabiting spouses, a total of DKK 103,400 ($14,856) and at a rate of 42% on share income exceeding DKK 51,700 ($7,428) (for cohabiting spouses over DKK 103,400 ($14,856) in 2017. The threshold is subject to annual adjustments and include all share income included in the calculation (i.e., all capital gains on shares and dividends derived by the individual or cohabiting spouses, respectively).

        Gains and losses on the sale of shares are calculated as the difference between the purchase price and the sales price. The purchase price is based on the average purchase price paid for the shares in the company (i.e., not the purchase price paid for each share).

        Losses on the sale of listed shares can only be offset against other share income deriving from listed shares (i.e., dividends and capital gains on the sale of listed shares). Unused losses will automatically be offset against a cohabiting spouse's share income deriving from listed shares and any additional losses can be carried forward and offset against future share income deriving from listed shares.

Dividends

        Dividends paid to Danish tax resident individuals are included in the individual's share income and taxed as such, as outlined above. Dividends paid to Danish tax resident individuals are generally subject to withholding tax at the rate of 27%.

Non-Danish Tax Resident Individuals

Sale of Shares

        Non-Danish tax resident individuals, including individuals tax resident in the United States, are generally not taxed in Denmark on gains realized on the sale of shares, subject to certain anti-avoidance rules.

Dividends

        Dividends paid to non-Danish tax resident individuals, including individuals tax resident in the United States, are generally subject to withholding tax at the rate of 27%. No additional tax will be imposed.

        In the event that the shareholder is tax resident in a state with which Denmark has entered into a tax treaty and is entitled to benefits under such tax treaty, the shareholder may seek a refund from the Danish Tax Administration of the tax withheld in excess of the applicable treaty rate (Danish tax treaties typically provide for a 15% tax rate). Denmark has entered into tax treaties with approximately 80 countries, including the United States and almost all EU member states. The treaty between Denmark and the United States generally provides for a 15% tax rate.

        Similarly, Danish domestic tax law provides for a 15% tax rate, if the shareholder holds less than 10% of the nominal share capital in the company and is tax resident in a state that is obligated to exchange information with Denmark under a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax matters. If the shareholder is tax resident outside the EU, it is an additional requirement for application of the 15% tax rate that the shareholder together with related shareholders holds less than 10% of the share capital of the company.

        Any reduced tax rate according to an applicable tax treaty and/or Danish domestic tax law will not affect the withholding rate (27%). In order to receive a refund (from 27% to e.g., 15%), the shareholder must make a claim for such refund through certain certification procedures.

        As a general rule, the refund shall be paid within six months following the Danish Tax Administration's receipt of the refund claim. If the refund is paid later than six months after the receipt of the claim, interest will in general be calculated on the amount of refund. For 2016 and subsequent years, the rate per month will be 0.4% plus a premium fixed annually. The six-month deadline is suspended by the Danish Tax Administration, if the Tax Administration is unable to determine whether the taxpayer is entitled to a refund based on the taxpayer's affairs. If the deadline is suspended accordingly, computation of interest is also suspended.

        The Danish Tax Administration has recently published new guidance on the documentation necessary for processing refund claims. The guidance is available in English from the Danish tax authorities' website, http://www.skat.dk/SKAT.aspx?oId=2178493&vId=0.

Danish Tax Resident Companies

Sale of Shares

        For the purpose of taxation of sales of shares made by corporate shareholders (and dividends received by corporate shareholders, see below), a distinction is made between:

        "Subsidiary Shares," which are generally defined as shares owned by a shareholder holding at least 10% of the share capital of the issuing company;

        "Group Shares," which are generally defined as shares in a company in which the shareholder of the company and the issuing company are subject to Danish joint taxation or satisfy the requirements for international joint taxation under Danish law;

        "Tax-Exempt Portfolio Shares," which are generally defined as unlisted shares owned by a shareholder holding less than 10% of the share capital of the issuing company; and

        "Taxable Portfolio Shares," which are defined as shares that do not qualify as Subsidiary Shares, Group Shares or Tax-Exempt Portfolio Shares.

        Gains and losses on disposal of Subsidiary Shares and Group Shares and Tax-Exempt Portfolio Shares realized by Danish tax resident companies are generally not included in the taxable income of the shareholder, subject to certain anti-avoidance rules.

        Capital gains on listed Taxable Portfolio Shares are taxable at the general corporate tax rate of 22% and losses on such shares are generally deductible. Gains and losses on listed Taxable Portfolio Shares are taxed under the mark-to-market principle irrespective of realization.

Dividends

        Dividends received on Subsidiary Shares and Group Shares are generally tax-exempt, subject to certain anti-avoidance rules.

        Dividends received on Taxable Portfolio Shares are taxable at the general corporate tax rate of 22% and tax is generally withheld similarly at 22%.

Non-Danish Tax Resident Companies

Sale of Shares

        Non-Danish tax resident companies, including companies tax resident in the United States, are generally not taxed in Denmark on gains realized on the sale of shares, subject to certain anti-avoidance rules.

Dividends

        Dividends received on Subsidiary Shares are exempt from Danish withholding tax provided that taxation shall be waived or reduced under the Parent-Subsidiary Directive (2011/96/EU) or under an applicable tax treaty. Similarly, dividends received on Group Shares, which are not Subsidiary Shares, are exempt from Danish withholding tax if the shareholder is resident in the EU or the EEA and provided that taxation shall be waived or reduced under the Parent-Subsidiary Directive (2011/96/EU) or under an applicable tax treaty had the shares been Subsidiary Shares.

        In other cases, dividends will generally be subject to tax at a rate of 22% effective for dividends distributed on or after July 1, 2016. However, the withholding rate is 27%, meaning that all foreign corporate shareholders receiving taxable dividends distributed from Danish companies on or after July 1, 2016 will be able to ask for a refund of at least 5% of the total dividend.

        Further, in the event that the shareholder is tax resident in a state with which Denmark has entered into a tax treaty and is entitled to the benefits under such tax treaty, the shareholder may seek a refund from the Danish Tax Administration of the tax withheld in excess of the applicable treaty rate (Danish tax treaties typically provide for a 15% tax rate). Denmark has entered into tax treaties with approximately 80 countries, including the United States and almost all EU member states. The treaty between Denmark and the United States generally provides for a 15% tax rate.

        Similarly, Danish domestic tax law provides for an applicable 15% tax rate, if the shareholder holds less than 10% of the share capital in the company and is tax resident in a state that is obligated to exchange information with Denmark under a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax matters. If the shareholder is tax resident outside the EU, it is an additional requirement for eligibility for the 15% tax rate that the shareholder together with related shareholders holds less than 10% of the nominal share capital of the company.

        Any reduced tax rate according to an applicable tax treaty (and/or the 15% tax rate provided for under Danish domestic tax law) will not affect the withholding rate (27%). In order to receive a refund (from 27% to e.g., 15%), the shareholder must make a claim for such refund through certain certification procedures.

        As a general rule, the refund shall be paid within six months following the Danish Tax Administration's receipt of the refund claim. If the refund is paid later than six months after the receipt of the claim, interest will be calculated on the amount of refund. For 2016 and subsequent years, the rate per month will be 0.4% plus a premium fixed annually. The six-month deadline can be suspended by the Danish Tax Administration, if the Tax Administration is unable to determine whether the taxpayer is entitled to a refund based on the taxpayer's affairs. If the deadline is suspended accordingly, computation of interest is also suspended.

        The Danish Tax Administration has recently published new guidance on the documentation necessary for processing refund claims. The guidance is available in English from the Danish tax authorities' website, http://www.skat.dk/SKAT.aspx?oId=2178493&vId=0.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Guggenheim Securities, LLC
Needham & Company, LLC

Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering ADSs representing ordinary shares subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at that price less a concession not in excess of $              per ADS. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 585,000 additional ADSs at the public offering price listed on the cover page of this prospectus, less the underwriting commission. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter's name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

        The following table shows the per ADS and total public offering price, underwriting commission and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 585,000 ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting commission to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting commission, are approximately $4.8 million. The underwriters have agreed to reimburse us for certain of the offering expenses. We have agreed to reimburse the underwriters for certain expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $35,000, as set forth in the underwriting agreement.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

        We have applied to list the ADSs on The NASDAQ Global Select Market, or NASDAQ, under the trading symbol "ZEAL."

        We, all of our directors and executive officers, and one of the significant holders of our outstanding shares with knowledge of the offering have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days or, solely with respect to such significant shareholder, 90 days, after the date of this prospectus (the "restricted period"):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares, ADSs or any securities convertible into or exercisable or exchangeable for shares or ADSs;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares or ADSs;

whether any such transaction described above is to be settled by delivery of shares, ADSs or such other securities, in cash or otherwise. In addition, subject to the ability to make the announcements required under Danish law and/or the Market Abuse Regulation as detailed below, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

        The restrictions described in the immediately preceding paragraph to do not apply to:

  •
  transactions relating to shares, ADSs or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing or public announcement under Section 16(a) of the Exchange Act, or otherwise, is required or voluntarily made in connection with subsequent sales of the shares, ADSs or other securities acquired in such open market transactions;

  •
  transfers of shares, ADSs or any other security convertible into shares or ADSs as a bona fide gift, provided that (i) each donee or distributee shall sign and deliver to the underwriters a lock-up letter and (ii) no filing or public announcement under Section 16(a) of the Exchange Act or otherwise, reporting a reduction in beneficial ownership of shares or ADSs, shall be required or shall be voluntarily made during the restricted period;

  •
  transfers of shares, ADSs or any other security convertible into shares or ADSs to any trust or other legal entity for the direct or indirect benefit of us, our directors and executive officers, or certain holders of our outstanding shares and/or that of any of such person's immediate family or transfers of shares, ADSs or any other security convertible into shares or ADSs by will or intestate succession upon the death of such director, executive officer or holder; provided that (i) each such transferee shall sign and deliver to the underwriters a lock-up letter, and (ii) no filing or public announcement under Section 16(a) of the Exchange Act or otherwise, reporting a reduction in beneficial ownership of shares or ADSs, shall be required or shall be voluntarily made during the restricted period;

  •
  surrender of shares to the depositary or the depositary's custodian, for the purpose of receiving an equivalent number of ADSs in lieu of such shares or surrender of ADSs to the Depositary or the Depositary's custodian, for the purpose of taking delivery of an equivalent number of shares in lieu of such ADSs;

  •
  transfers of shares, ADSs or other securities of the company to any third party, or surrender or forfeiture of shares, ADSs or other securities of the company to the company, to satisfy (x) tax obligations upon exercise or vesting, subject to certain conditions, or (y) payment of the exercise price, in each case, of grant or exercise of warrants, equity awards or other right to acquire shares or ADSs pursuant to the company's equity incentive plans described herein, provided that no filing or public announcement under Section 16(a) of the Exchange Act or otherwise, reporting a reduction in beneficial ownership of ordinary shares or ADSs, shall be required or shall be voluntarily made during the restricted period other than announcements required to be made under Danish law and/or the Market Abuse Regulation; and provided further, that any announcements so made shall specify the reason for such transfer;

  •
  if any such person is a corporation, partnership, limited liability company, trust or other business entity, distributions of ordinary shares, ADSs or any other security convertible into shares or ADSs (A) to another corporation, partnership, limited liability company, trust or other defined in Rule 405 promulgated under the Securities Act, of such person or (B) as part of a distribution without consideration by such person to its securityholders, partners, members or other equity holders, if, in any such case, such transfer is not for value, provided that (i) each such transferee shall sign and deliver to the underwriters a lock-up letter and (ii) no filing or public announcement under Section 16(a) of the Exchange Act or otherwise, reporting a reduction in beneficial ownership of shares or ADSs, shall be required or shall be voluntarily made during the restricted period;

  •
  the transfer of shares, ADSs or any other security convertible into or exercisable or exchangeable for shares or ADSs to us, arising as a result of the termination of employment of any such person and pursuant to employment agreements under which we have the option to repurchase such shares, ADSs or other securities or a right of first refusal with respect to transfers of such shares, ADSs or other securities;

  •
  the transfer of shares, ADSs or any other security convertible into or exercisable or exchangeable for shares or ADSs pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction in each case made to all holders of shares, including in the form of ADSs, provided that (x) in the event that the tender offer, merger, consolidation or other such transaction is not completed, the shares, ADSs and any other security convertible into or exercisable or exchangeable for shares or ADSs and owned by the holder thereof shall remain subject to the lock-up letters and (y) no such transfer of shares, ADS or any other security shall be permitted if such bona fide third-party tender offer, merger, consolidated or other similar transaction is not approved by our board of directors, unless either (A) such transfer is required pursuant to mandatory take-over or squeeze-out provisions under Danish law or (B) the failure to so transfer such shares, ADSs or any other security would result in such shares, ADSs or securities being extinguished without value being received by the holder thereof;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares, ADSs or other securities, provided that (i) such plan does not provide for the transfer of shares, ADSs or other securities during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of shares, ADSs or other securities may be made under such plan during the restricted period; or

  •
  the subscription for shares by exercise of warrants or the conversion, exercise or exchange of any other securities convertible into or exercisable or exchangeable for shares or ADSs, provided that shares or ADSs so acquired shall be subject to the lock-up letters as well, provided that no filing or public announcement under Section 16(a) of the Exchange Act or otherwise, reporting a reduction in beneficial ownership of ordinary shares or ADSs, shall be required or shall be voluntarily made during the restricted period, other than announcements required to be made under Danish law and/or the Market Abuse Regulation; and provided, further, that any announcements so made shall specify the reason for such transfer.

        The representatives, in their sole discretion, may release the shares, ADSs and other securities subject to the lock-up letters described above in whole or in part at any time.

        In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

        Prior to this offering, neither our shares nor the ADSs have been listed for trading on an exchange in the United States. Our shares are listed on Nasdaq Copenhagen under the symbol "ZEAL." The initial public offering price will be determined based in large part on the closing price of our shares on Nasdaq Copenhagen on August 1, 2017, which was DKK 121.50 per share, which equals a price of $19.30 per ADS based on the DKK/U.S. dollar exchange rate as of August 1, 2017.

Selling Restrictions

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA") received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Canada

        This prospectus constitutes an "exempt offering document" as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the ADSs. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus or on the merits of the ADSs and any representation to the contrary is an offence.

        The offer and sale of the ADSs in Canada is being made on a private placement basis only and is exempt from the requirement that the Company prepares and files a prospectus under applicable Canadian securities laws. The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Each Canadian investor who purchases the ADSs will be deemed to have represented to the Company and the underwriters that the investor is (i) purchasing the ADSs as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) an "accredited investor" as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a "permitted client" as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

        Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. These resale restrictions may under certain circumstances apply to resales of the ADSs outside of Canada.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

        Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu'il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

Switzerland

        The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the Company, the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss

Financial Market Supervisory Authority FINMA (FINMA), and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Japan

        No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the "FIEL") has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

        Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Hong Kong

        The securities may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong); (2) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder; or (3) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a

relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

  (c)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (d)
  where no consideration is or will be given for the transfer;

  (e)
  where the transfer is by operation of law;

  (f)
  as specified in Section 276(7) of the SFA; or

  (g)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

EXPENSES OF THIS OFFERING

        The following table sets forth the costs and expenses, other than the underwriting commission, payable by us in connection with the sale of the ADSs being registered. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NASDAQ listing fee.

Item	Amount to be paid
SEC registration fee	$9,997
FINRA filing fee	$12,288
NASDAQ listing fee	$150,000
Printing and engraving expenses	$205,000
Legal fees and expenses	$3,500,000
Accounting fees and expenses	$900,000
Miscellaneous expenses	$8,000

Total	$4,785,285

        All amounts in the table are estimates except the SEC registration fee, the NASDAQ listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

 LEGAL MATTERS

        The validity of the issuance of the shares underlying the ADSs offered in this prospectus and certain other matters of Danish law will be passed upon for us by Plesner, Copenhagen, Denmark. Certain matters of U.S. law will be passed upon for us by Dechert LLP, New York, New York. Cooley LLP, New York, New York and Kromann Reumert, Copenhagen, Denmark are acting as counsel for the underwriters in connection with this offering.

 EXPERTS

        The consolidated financial statements as of December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016, included in this Registration Statement, have been audited by Deloitte Statsautoriseret Revisionspartnerselskab, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to Note 1 to the consolidated financial statements which indicates that the consolidated financial statements have been restated to correct certain misstatements). Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Statsautoriseret Revisionspartnerselskab are located at Weidekampsgade 6, 2300 Copenhagen, Denmark.

 ENFORCEMENT OF CIVIL LIABILITIES

        We are organized under the laws of Denmark, with a domicile in the municipality of Glostrup, Denmark.

        All of the members of the board of directors and the executive board named herein, except Rosemary Crane, are residents of Denmark or other jurisdictions outside the United States. A substantial portion of ours and such persons' assets are located in Denmark or other jurisdictions outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or us with respect to litigation that may arise under U.S. law or to enforce against them or our company judgments obtained in U.S. courts, whether or not such judgments were made pursuant to civil liability provisions of the federal or state securities laws of the United States or any other laws of the United States.

        We have been advised by our Danish legal advisors, Plesner, that there is not currently a treaty between the United States and Denmark providing for reciprocal recognition and enforceability of judgments rendered in connection with civil and commercial disputes and, accordingly, that a final judgment (other than arbitration awards) rendered by a U.S. court based on civil liability would not be enforceable in Denmark. It is uncertain whether Danish courts would allow actions to be predicated on the securities laws of the United States or other jurisdictions outside Denmark. Danish courts are likely to deny claims for punitive damages and may grant a reduced amount of damages compared to U.S. courts.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the ADSs offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Zealand Pharma A/S and the ADSs offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov. We currently make available to the public our annual and interim reports, as well as certain information regarding our corporate governance and other matters, on the Investors Relations page of our website, www.zealandpharma.com.

        After this offering, we will be subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. Because we are a foreign private issuer, the SEC's rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC after the end of each of the first three quarters of our fiscal year and to file our annual report on Form 20-F within four months after the end of our fiscal year. In addition, our directors, officers, and principal shareholders are not subject to the SEC's rules that prohibit short-swing trading. Our annual consolidated financial statements will be prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and certified by an independent public accounting firm.

        As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

        We will send the depositary a copy of all notices of shareholders meetings and other reports, communications and information that are made generally available to shareholders. The depositary has agreed to mail to all holders of ADSs a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the depositary and will make available to all holders of ADSs such notices and all such other reports and communications received by the depositary.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Zealand Pharma A/S, Glostrup, Denmark

        We have audited the accompanying consolidated statements of financial position of Zealand Pharma A/S and subsidiaries (the "Company") as of December 31, 2016 and December 31, 2015 and the related consolidated income statements and consolidated statements of comprehensive income (loss), changes in equity, and cash flow for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Zealand Pharma A/S and subsidiaries as of December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        As discussed in Note 1 to the consolidated financial statements, the accompanying 2015 consolidated financial statements have been restated to correct certain misstatements.

Copenhagen, March 15, 2017

Deloitte
Statsautoriseret Revisionspartnerselskab
CVR no. 33963556

/s/ Martin Norin Faarborg	/s/ Sumit Sudan
State Authorised	State Authorised
Public Accountant	Public Accountant

CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

DKK thousand	Note	2016	2015
			Restated
Revenue	2	234,778	187,677
Royalty expenses	3	(31,459)	(22,267)
Research and development expenses	4,5,6	(268,159)	(217,741)
Administrative expenses	4,5,6	(52,503)	(41,824)
Other operating income	7	1,697	12,828

Operating loss		(115,646)	(81,327)
Financial income	8	592	3,889
Financial expenses	9	(44,356)	(42,394)

Loss before tax		(159,410)	(119,832)
Income tax benefit	10	5,500	5,875

Net loss for the year		(153,910)	(113,957)

Loss per share—DKK
Basic loss per share	11	(6.33)	(4.94)
Diluted loss per share	11	(6.33)	(4.94)

The Overview of Business on page F-8 and the accompanying notes on pages F-8 to F-43 form an integral part of these financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Net loss for the year	(153,910)	(113,957)

Other comprehensive income (loss)	0	0

Comprehensive loss for the year	(153,910)	(113,957)

The Overview of Business on page F-8 and the accompanying notes on pages F-8 to F-43 form an integral part of these financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

DKK thousand	Note	2016	2015
			Restated
Net loss for the year		(153,910)	(113,957)
Adjustments for non-cash items	23	57,685	47,474
Change in working capital	24	153,452	(140,834)
Financial income received		592	1,269
Financial expenses paid		(22,790)	(24,969)
Income tax receipt	10	5,875	6,250

Cash (outflow)/inflow from operating activities		40,904	(224,767)

Transfer to restricted cash related to the royalty bond		(305,120)	0
Transfer from restricted cash for royalty bond interest payments		7,786	2,419
Change in deposit		(24)	27
Purchase of property, plant and equipment		(2,600)	(4,040)

Cash (outflow) from investing activities		(299,958)	(1,594)

Proceeds from issuance of shares related to exercise of warrants		21,935	96,413
Proceeds from private placement of new shares, net		135,211	0

Cash inflow from financing activities		157,146	96,413

(Decrease)/increase in cash and cash equivalents		(101,908)	(129,948)
Cash and cash equivalents at January 1		418,796	516,849
Exchange rate adjustments		6,442	31,895

Cash and cash equivalents at December 31		323,330	418,796

The Overview of Business on page F-8 and the accompanying notes on pages F-8 to F-43 form an integral part of these financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2016 AND 2015

DKK thousand	Note	2016	2015
			Restated
Assets
Non-current assets
Plant and machinery	12	12,081	14,672
Other fixtures and fittings, tools and equipment	12	1,154	1,153
Leasehold improvements	12	408	628
Deposits		2,690	2,666
Restricted cash	16	305,120	0

Total non-current assets		321,453	19,119

Current assets
Trade receivables	13	11,510	158,158
Prepaid expenses	14	13,837	2,430
Income tax receivable	10	5,500	5,875
Other receivables	15	5,379	10,427
Restricted cash	16	13,617	21,403
Cash and cash equivalents	16	323,330	418,796

Total current assets		373,173	617,089

Total assets		694,626	636,208

Liabilities and equity
Share capital	17	26,142	24,353
Share premium		1,441,263	1,263,179
Retained (losses)		(1,189,211)	(1,035,301)

Equity		278,194	252,231

Royalty bond	18	328,878	312,951

Non-current liabilities		328,878	312,951

Trade payables		19,739	21,676
Royalty bond	18	3,365	0
Other liabilities	19	64,450	49,350

Current liabilities		87,554	71,026

Total liabilities		416,432	383,977

Total equity and liabilities		694,626	636,208

The Overview of Business on page F-8 and the accompanying notes on pages F-8 to F-43 form an integral part of these financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AT DECEMBER 31, 2016 AND 2015

DKK thousand	Share capital	Share premium	Retained (losses)	Total
Equity at January 1, 2015	23,193	1,150,979	(921,344)	252,828
Comprehensive loss for the year
Net loss for the year	0	0	(113,957)	(113,957)
Warrants compensation expenses	0	16,947	0	16,947
Capital increases	1,160	95,253	0	96,413

Equity at December 31, 2015	24,353	1,263,179	(1,035,301)	252,231

Equity at January 1, 2016	24,353	1,263,179	(1,035,301)	252,231
Comprehensive loss for the year
Net loss for the year	0	0	(153,910)	(153,910)
Warrants compensation expenses	0	22,727	0	22,727
Capital increases	1,789	155,357	0	157,146

Equity at December 31, 2016	26,142	1,441,263	(1,189,211)	278,194

The Overview of Business on page F-8 and the accompanying notes on pages F-8 to F-43 form an integral part of these financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Overview of Business

        Zealand Pharma A/S (the "Company", the "Group ", "Zealand", "Our ", and "We ") is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. The Company's portfolio consists of products and product candidates, both proprietary and out-licensed, from early-stage development programs to the following marketed drugs, Lyxumia/Adlyxin and Soliqua 100/33. The Company is based in Glostrup, Denmark. Our primary customers are Sanofi-Aventis Deutschland GmbH, or Sanofi, and Boehringer Ingelheim International GmbH, or BI.

        Our in-house competencies include an understanding of peptide chemistry and functionality coupled with experience applying structural design principles to develop medicines.

        For each new project we apply our capabilities to identify peptides with optimal therapeutic profiles in terms of efficacy and safety as well as ensuring cost effectiveness and development of intellectual property (IP) protection. The research and development organization is structured to progress an investigational peptide medicine effectively through preclinical development, including the establishment of proof-of-mechanism in cell based disease assays (in vitro) and in key animal disease models (in vivo). The Research organization consists of the following departments: Medicinal Chemistry; Molecular Pharmacology; Pharmacology; Innovation; IP and in-licensing. The Development organization consists of the following departments: Bioanalysis and Pharmacokinetics; Pharmaceutical Development; Supply Chain; Commercial Manufacturing; Development; Non-clinical Safety Assessment; Regulatory Affairs and PV; QA and Documentation and Project Management. In addition, we have in-house capacity to advance investigational medicines to preclinical studies and through the clinical development Phases I to III.

        Our therapeutic focus lies in specialty disease areas where peptide-based medicines have particular relevance and where the patient populations are easily identifiable and treated by specialists. In such areas, the complexity and size of the clinical development program will typically be manageable for us to take the proprietary medicine all the way through registration.

Company summary	Domicile	Ownership	Voting rights
Zealand Pharma A/S subsidiaries:
ZP Holding SPV K/S	Denmark	100%	100%
ZP General Partner 1 ApS	Denmark	100%	100%
ZP Holding SPV K/S subsidiaries:
ZP SPV 1 K/S	Denmark	100%	100%
ZP General Partner 2 ApS	Denmark	100%	100%

Note 1—Significant accounting policies and significant accounting estimates and assessments

Basis of preparation

        The consolidated financial statements of Zealand have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

        The consolidated financial statements are presented on a historical cost basis.

        Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

        For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

  •
  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

  •
  Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

  •
  Level 3 inputs are unobservable inputs for the asset or liability.

        The consolidated financial statements are presented in Danish kroner (DKK) which is the functional currency of the Company.

        In the narrative sections of the consolidated financial statements comparative figures for 2015 are shown in brackets.

Implementation of new and revised standards and interpretations

        The IASB has issued new standards and revisions to existing standards and new interpretations, which are mandatory for accounting periods commencing on or after January 1, 2016. The implementation of these new or revised standards and interpretations have not resulted in any significant impact on the net loss for the year or the financial position.

Standards and interpretations not yet in effect

        At the date of the approval of the consolidated financial statements, the following new and revised standards and interpretations have been issued and are not yet effective. Therefore, they have not been adopted in these consolidated financial statements:

        IFRS 9 "Financial Instruments", effective for annual periods beginning on or after January 1, 2018. IFRS 9 Financial Instruments is part of the IASB's project to replace IAS 39 Financial Instruments: Recognition and Measurement, and the new standard will change the classification, presentation and measurement of financial instruments and hedging requirements. Zealand has assessed the impact of the standard, and it does not have any material impact on the consolidated financial statements.

        Amendments to IAS 12 "Recognition of Deferred Tax Assets for Unrealized Losses", effective for annual periods beginning on or after January 1, 2017. Zealand has assessed the impact of the standard and it is not expected to have any material impact on the consolidated financial statements as the Company does not currently or in the near future expect to recognize deferred tax assets for unrealized losses.

        IFRS 15 "Revenue from Contracts with Customers" ("IFRS 15"), effective for annual periods beginning on or after January 1, 2018. Under the new standard, entities will apply a five-step model to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met. Zealand has assessed the impact of the standard and it is not expected to have any material impact on current revenue from contracts with customers, but will be considered as to the impact on any contracts signed in the future in relation to the consolidated financial statements.

        IFRS 16 "Leases" ("IFRS 16"), effective for annual periods beginning on or after January 1, 2019. In the consolidated financial statements of the lessees IFRS 16 requires all leases (except for short term

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

leases and leases of asset of low value) to be recognized as a right-of-use asset and lease liability, respectively, measured at the present value of future lease payments. The right-of-use asset is subsequently depreciated in a similar way to other depreciable assets over the lease term and interest shall be calculated on the lease liability similar to finance leases under IAS 17. Consequently, the change will also impact the presentation in the income statement and the statement of cash flows. Zealand has assessed the impact of the standard, and it is not expected to have any material impact on the consolidated financial statements.

Accounting policies

        The accounting policies for specific line items and transactions are included in the respective notes to the financial statements with the exception of basis of consolidation, foreign currency translation and the cash flow statement, which are included below.

Recognition and measurement

        Income is recognized in the income statement when generated. Assets and liabilities are recognized in the balance sheet when it is probable that any future economic benefit will flow to or from Zealand and the value can be reliably measured. On initial recognition, assets and liabilities are measured at cost. Subsequently, assets and liabilities are measured as described in the description of the accounting policies in the respective notes to the financial statements.

Basis of consolidation

        The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

  •
  has power over the investee;

  •
  is exposed, or has rights, to variable returns from its involvement with the investee; and

  •
  has the ability to use its power to affect its returns.

        The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Principles of consolidation

        The consolidated financial statements are prepared on the basis of the financial statements of the parent company and the individual subsidiaries, and these are based on uniform accounting policies and accounting period in all group entities. Consolidation of group entities is performed after elimination of all intra-group transactions, balances, income and expenses.

Foreign currency translation

        Transactions denominated in foreign currencies are translated at the exchange rate at the dates of transaction.

        Exchange differences arising between the rate on the date of transaction and the rate on the payment day are recognized in the income statement as financial income or financial expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

        Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the balance sheet date are translated by applying the exchange rates at the balance sheet date. Differences arising between the rate at balance sheet date and the rate at the date of the arising of the receivable or payable are recognized in the income statement under financial income and financial expenses.

        Non-monetary assets purchased in foreign currencies are measured at the exchange rate at the date of transaction.

Consolidated financial statements

Income statement

        The income statement is classified by function.

Segment reporting

        The group is managed by a senior management team reporting to the Chief Executive Officer. The senior management team, including the Chief Executive Officer, represents the chief operating decision maker (CODM). No separate business areas or separate business units have been identified in connection with product candidates or geographical markets. As a consequence of this, no segment reporting is made concerning business areas or geographical areas.

Statement of financial position

Financial assets

        Financial assets include receivables and cash. Financial assets can be divided into the following categories: loans and receivables, financial assets at fair value through the income statement, available-for-sale financial assets and held-to maturity investments. Financial assets are assigned to the different categories by management on initial recognition, depending on the purpose for which the assets were acquired. All financial assets are recognized on their settlement date. All financial assets other than those classified as fair value through the income statement are initially recognized at fair value, plus transaction costs.

Statement of cash flows

        The cash flow statement is prepared in accordance with the indirect method on the basis of the Group's net loss for the year. The statement shows the Group's cash flows broken down into operating, investing and financing activities, cash and cash equivalents at year end and the impact of the calculated cash flows on the Group's cash and cash equivalents.

        Cash flows in foreign currencies are translated into Danish kroner at the exchange rate on the transaction date.

Cash flow from operating activities

        Cash flow from operating activities is presented indirectly and is calculated as the net loss adjusted for non-cash operating items, changes in the net working capital, financial items paid and income tax benefits received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

Cash flow from investing activities

        Cash flows from investing activities includes cash flows from the purchase and sale of property, plant and equipment, investments and deposits, as well as transfers to and from restricted cash related to the royalty bond.

Cash flow from financing activities

        Cash flow from financing activities includes new equity, loan financing and funds from private placement.

Cash and cash equivalents

        Cash and cash equivalents comprise cash and bank balances.

Significant accounting estimates and assessments

        In the preparation of the consolidated financial statements, management makes a number of accounting estimates which form the basis for the presentation, recognition and measurement of our assets and liabilities.

        In the application of our accounting policies, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

        The used estimates are based on assumptions assessed reasonable by management, however, estimates are inherently uncertain and unpredictable. The assumptions can be incomplete or inaccurate and unexpected events or circumstances might occur. Furthermore, we are subject to risks and uncertainties that might result in deviations in actual results compared to estimates.

        No significant changes have been made in accounting estimates and assessments in 2016.

        Following are the most significant accounting estimates and assessments applied by management in these consolidated financial statements:

Revenue recognition

        Revenue comprises the fair value of the consideration received and income derived from development services. Revenue is measured net of value added tax, duties, etc. collected on behalf of a third party and discounts. The revenue is recognized when it is probable that future economic benefits will flow to Zealand and these benefits can be measured reliably.

        Agreements with commercial partners generally include non-refundable license and collaboration fees, milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, as well as royalties on product sales of licensed products, if and when such product sales occur. For these agreements that include multiple elements, total contract consideration

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

is attributed to separately identifiable components on a reliable basis that reasonably reflects the selling prices that might be expected to be achieved in stand-alone transactions provided that each component has value to the partner on a stand-alone basis. The then allocated consideration is recognized as revenue in accordance with the principles described above.

Employee incentive programs

        In accordance with IFRS 2 "Share-based Payment", the fair value of the warrants, classified as equity settled, is measured at grant date and is recognized as an expense in the income statement when the final right to the warrant is obtained. Warrants are considered vested at grant date. Subsequently, the fair value is not re-measured. The fair value of each warrant granted during the year is calculated using the Black Scholes pricing model. This pricing model requires the input of subjective assumptions such as:

  •
  The expected stock price volatility, which is based upon the historical volatility of Zealand's stock price;

  •
  The risk-free interest rate, which is determined as the interest rate on Danish government bonds with a maturity of five years;

  •
  The duration of the warrants, which is assumed to be until the end of the last exercise period.

        The total costs of the warrants are recognized in the income statement at the grant date, adjusted for an expected attrition rate. The attrition rate is re-estimated at year-end based on the historical attrition rate. Warrant programs that terminate, are adjusted based on the actual attrition rate at year-end.

Restatements

        The consolidated financial statements as of and for the year ended December 31, 2015 included restatements with respect to classification of certain items within the consolidated income statements, consolidated statements of financial position and consolidated statements of cash flow. These restatements had no impact on the Net loss for the year or Loss per Share for the year ended December 31, 2015. The nature and impact of each restatement is described below; including tickmarks tying the descriptions to the restated consolidated statements of cash flow and consolidated statements of financial position:

Statements of cash flow

A) Restricted cash

        The Company has restricted cash relating to the royalty bond issuance agreement. This amount was previously presented within the consolidated statements of cash flow as a component of cash, restricted cash and cash equivalents. The amount has been reclassified out of this balance, and the activity in the restricted cash balance has been presented within Cash inflow from investing activities, specifically, the line items "Transfer to restricted cash related to the royalty bond" and "Transfer from restricted cash for royalty bond payments". The line item reconciled from beginning of the period to the end of period has been renamed to Cash and cash equivalents to reflect the revised components thereof. The adjustment resulted in a decrease in Cash and cash equivalents within the Consolidated statements of cash flow as of December 31, 2015 of DKK 21,403 thousand.

        In 2015, the Company used part of the restricted cash for royalty bond interest payments. The adjustment resulted in cash of DKK 2,419 thousand reclassified from restricted cash.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

B) Change in working capital

        The Company previously had not adjusted for all changes in working capital. The adjustment resulted in an increase of DKK 75,492 thousand in 'Increase in receivables' and a decrease of DKK 77,455 thousand in 'Increase in payables' as of December 31, 2015, as stated in note 24. The net impact was an increase in the negative balance of Change in working capital of DKK 1,963 thousand, as stated in the table below.

Statements of financial position

C) Royalty receivable

        The Company has a receivable related to royalty income. As of December 31, 2015, the receivable was previously presented within Other receivables and has been reclassified to Trade receivables. The adjustment resulted in a decrease in Other receivables of DKK 15,365 thousand and a corresponding increase in Trade receivables as of December 31, 2015.

D) VAT receivable

        The Company has a receivable related to VAT which the Company is to receive from the Danish tax authorities. The receivable was previously presented within Prepaid expenses and has been reclassified to Other receivables. The adjustment resulted in a decrease in Prepaid expenses of DKK 2,262 thousand and a corresponding increase in Other receivables as of December 31, 2015.

E) Sanofi withholding tax receivable

        The Company has a withholding tax receivable relating to the Sanofi royalty agreement. This withholding tax receivable was previously treated as receivables from subsidiaries and were eliminated in the consolidation against Other liabilities. However, as they are receivables from Sanofi, a third party, this elimination has been reversed. The adjustment resulted in an increase in Trade receivables and Other liabilities of DKK 1,673 thousand, respectively, as of December 31, 2015.

F) Prepaid expenses

        The Company has prepayments related to certain of the Company's vendors. Such prepayments were previously presented within Other receivables and have been reclassified to Prepaid expenses. The adjustment resulted in a decrease in Other receivables of DKK 2,430 thousand and a corresponding increase in Prepaid expenses as of December 31, 2015. The Company has also recognized certain expenses related to clinical studies that have been refunded by the Helmsley Charitable Trust. Such expenses were previously presented within Prepaid expenses and have been reclassified to Other receivables. The adjustment resulted in a decrease in Prepaid expenses of DKK 4,591 thousand and a corresponding increase in Other receivables as of December 31, 2015.

G) Deferred income

        The Company has certain prepayments from customers within Deferred income that have been paid from external contract research organizations, or CROs and will not flow to the income statement, as the Company will not be performing the related research and development, but will be sending the funds to external CROs. Thus, the amount of such items has been reclassified to Other liabilities. The adjustment

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

has resulted in a decrease in Deferred income of DKK 2,091 thousand, a decrease in Other receivables of DKK 153 thousand and an increase in other liabilities of DKK 1,938 thousand as of December 31, 2015.

H) Miscellaneous

        Certain individually immaterial adjustments have been made to the Consolidated Statements of Cash Flow as of December 31, 2015.

Income statement

I)
Allocation of overhead between Administrative expenses and Research and development expenses

        As of December 31, 2016 Zealand corrected the allocation of overhead costs to be based on the number of employees in the different areas such as Research, Development and Administration. Previously, the allocation was based on total salary in the respective areas. The impact is DKK 2,781 thousand transferred from "Administrative expenses" to "Research and development expenses" in the consolidated income statement for the year ended December 31, 2015. The restatement has no impact on the operating loss or net loss for the year.

Total impact

        The below table reflects the individual financial statement lines impacted by the restatements:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

Consolidated Statement of Cash Flow for the Year Ended December 31, 2015

DKK thousand	As originally reported, 2015	Restatement	Tickmark	Amount as adjusted, 2015
Net loss for the year	(113,957)			(113,957)
Adjustments for non-cash items	43,553	3,921	H	47,474
Change in working capital	(138,871)	(1,963)	B	(140,834)
Financial income received	1,269			1,269
Financial expenses paid	(23,657)	(1,312)	H	(24,969)
Income tax receipt	6,250			6,250

Cash outflow from operating activities	(225,413)	646		(224,767)

Transfer from restricted cash for royalty bond payments	0	2,419	A	2,419
Change in deposit	27			27
Purchase of property, plant and equipment	(4,040)			(4,040)

Cash (outflow)/inflow from investing activities	(4,013)	2,419		(1,594)

Proceeds from issuance of shares related to exercise of warrants	96,413			96,413

Cash inflow from financing activities	96,413			96,413

(Decrease) / increase in cash and cash equivalents	(133,013)	3,065		(129,948)

Cash and cash equivalents at January 1	538,273	(21,424)	A	516,849
Exchange rate adjustments	34,939	(3,044)	A	31,895

Cash and cash equivalents at December 31	440,199	(21,403)	A	418,796

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

Consolidated Statement of Financial Position as of December 31, 2015

DKK thousand	As originally reported, 2015	Restatement	Tickmark	Amount as adjusted, 2015
Assets
Plant and machinery	14,672			14,672
Other fixtures and fittings, tools and equipment	1,153			1,153
Leasehold improvements	628			628
Deposits	2,666			2,666

Total non-current assets	19,119			19,119

Trade receivables	141,120	17,038	C,E	158,158
Prepaid expenses	2,262	168	D,F	2,430
Income tax receivable	5,875			5,875
Other receivables	26,113	(15,686)	C,D,F,G	10,427
Restricted cash	21,403			21,403
Cash and cash equivalents	418,796			418,796

Total current assets	615,569	1,520		617,089

Total assets	634,688	1,520		636,208

Liabilities and equity
Share capital	24,353			24,353
Share premium	1,263,179			1,263,179
Retained (losses)	(1,035,301)			(1,035,301)

Equity	252,231			252,231

Royalty bond	312,951			312,951

Non-current liabilities	312,951			312,951

Trade payables	21,676			21,676
Deferred income	2,091	(2,091)	G	0
Other liabilities	45,739	3,611	E,G	49,350

Current liabilities	69,506	1,520		71,026

Total liabilities	382,457	1,520		383,977

Total equity and liabilities	634,688	1,520		636,208

Note 2—Revenue

Accounting policies

        Revenue comprises license payments, milestone payments and royalty income. License payments are recognized upon transfer of the associated licensing rights at the point at which risks and rewards have transferred. Milestone payments are related to the collaborative research agreements with commercial partners and are recognized in accordance with the agreements. Royalty income from licenses is based on

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Revenue (Continued)

third-party sales of licensed products and is recognized in accordance with contract terms in the period that the sales occur.

        When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction shall be recognized by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

  (a)
  the amount of revenue can be measured reliably;

  (b)
  it is probable that the economic benefits associated with the transaction will flow to the entity; and

  (c)
  the stage of completion of the transaction at the end of the reporting period can be measured reliably.

        The income from agreements with multiple components and where the individual components cannot be separated is recognized over the period of the agreement. In addition, recognition requires that all material risks and benefits related to the use of our intellectual property included in the collaboration are transferred to the collaboration partner.

        If all risks and benefits have not been transferred, the transaction is recognized as deferred income until all components in the transaction have been completed.

Accounting for the Sanofi License Agreement

        In 2003, Zealand entered into a license agreement with Sanofi, or the Sanofi License Agreement, pursuant to which Zealand granted Sanofi exclusive rights to our patents, know-how and other intellectual property relating to lixisenatide, for all fields. Pursuant to the Sanofi License Agreement, which has been amended over the years, Sanofi assumed responsibility for the further development, manufacturing and marketing of lixisenatide and we cannot research or develop lixisenatide while the Sanofi License Agreement remains in effect.

        Under the Sanofi License Agreement, we are eligible to receive remaining milestone payments relating to commercialized products of up to $100 million, contingent on the achievement of certain sales levels, as well as royalties on global sales of such products. Royalties correspond to tiered, low double-digit percentages of Sanofi's global net sales of lixisenatide (branded as Adlyxin in the U.S. and as Lyxumia in EU and other countries) plus a 10% royalty on global net sales of a combination of lixisenatide and insulin glargine 100 units/mL (Lantus®) marketed under the brand name Soliqua(TM)100/33 in the U.S. and as Suliqua(TM) in the EU. In 2016, Sanofi challenged the validity of certain patents owned by a competitor, AstraZeneca (and its affiliates), in both administrative and court proceedings in the United States and in certain other countries, and AstraZeneca brought counterclaims in the U.S. proceedings asserting that products containing lixisenatide infringe its patents. Sanofi and AstraZeneca subsequently agreed to settle all claims and counterclaims between them in various proceedings relating to lixisenatide. Our financial obligations related to this now-resolved intellectual property dispute could have the effect of reducing our net revenue from commercial milestone payments by Sanofi relating to Soliqua100/33 / Suliqua. The amount and timing of any such reductions are not now known, but they will not exceed in total $15 million.

        We pay to Alkermes plc 13% of all payments received on lixisenatide while lixisenatide is subject to a commercialization agreement such as our Sanofi License Agreement. We also pay to one of the inventors

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Revenue (Continued)

of the Structure Induced Probe, or SIP, technology employed in lixisensatide a 0.5% royalty on amounts received in connection with drug candidates which, like lixisenatide, are produced with our SIP technology.

        Milestone payments are recognized as revenue when the relevant milestones are achieved.

Accounting for Boehringer Ingelheim License Agreements

        In 2011, Zealand entered into a license, research and development collaboration agreement with BI to advance novel glucagon/GLP-1 dual acting peptide receptor agonists, or GGDAs, for the treatment of patients with type 2 diabetes and obesity, or the 2011 BI License Agreement. Under the terms of the agreement, BI pays a fixed amount per full-time employee and other costs related to all research, development and commercialization in respect of the compounds covered by the agreement.

        We are eligible to receive license and milestone payments of up to €386 million of which €365 million are outstanding as of December 31, 2016, related to the achievement of pre-specified development, regulatory and commercial milestones for the lead product. We are also eligible to receive tiered royalties ranging from high single digits to low teen percentages on BI's sales of all products stemming from this collaboration. In addition, we retain co-promotion rights in Scandinavia.

        In 2014, Zealand entered into a second global license, research and development collaboration agreement with BI, or the 2014 BI License Agreement. This agreement pertains to collaboration on a specific therapeutic peptide project from our portfolio of preclinical programs for a period of up to four and a half years, with the aim of developing novel drugs to improve the treatment of patients with cardio-metabolic diseases. In 2015, BI selected a novel peptide therapeutic to be advanced into preclinical development under this agreement.

        Pursuant to this agreement, we have worked with BI to advance the therapeutic peptides stemming from this research collaboration into preclinical development. BI is responsible for the conduct of preclinical and clinical development, as well as for the commercialization of products stemming from the agreement, and for funding all activities under the agreement. We are eligible to receive license and milestone payments of up to €295 million of which €287 million are outstanding as of December 31, 2016, for the first compound to be developed and marketed under the collaboration. We are also eligible to receive tiered royalties ranging from low single digits to low teens percentages on global sales of products arising from this collaboration. We retain co-promotion rights in Scandinavia, and are not eligible for royalty payments in those countries if we exercise such rights.

        No product candidates out-licensed to BI are currently marketed and accordingly, we have not received any royalty payments to date under our licensing agreements with BI.

        Milestone payments are recognized as revenue when the relevant milestones are achieved.

Accounting for the License Agreement with Helsinn

        In 2008, we entered into a license agreement with Helsinn, or the Helsinn License Agreement. Pursuant to the Helsinn License Agreement, we granted a worldwide, exclusive license to elsiglutide (referred to by us internally as ZP1846) to Helsinn, which assumed responsibility for all further development, regulatory approvals, manufacturing, marketing and sales of elsiglutide, either on its own or through its sub-licensees. We cannot undertake any investigation, development or commercialization, directly and/or through any third parties, of elsiglutide or of any other GLP-2 analog compounds in the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Revenue (Continued)

field of cancer supportive care and support licensed to Helsinn, unless undertaken on behalf of Helsinn as contract research.

        The Helsinn License Agreement entitles us to a mid to high single digit percentage non-refundable royalty payments in respect of net sales, milestone payments, upon the achievement of specified development and regulatory milestone events and sales levels reached (of which €124 million are currently outstanding). We also have an option to obtain marketing and sales rights in the Nordic countries, if and when Helsinn obtains marketing approval(s) in them.

        No product candidates out-licensed to Helsinn are currently marketed. Accordingly, we have not recognized any royalty payments to date under the Helsinn License Agreement.

        Milestone payments are recognized as revenue when the relevant milestones are achieved.

Accounting for other license agreements

        In 2012, Zealand entered into an agreement with Protagonist Therapeutics, Inc.. In 2014, this earlier research collaboration was terminated. In line with the terms of the terminated agreement Zealand is entitled to receive up to $15 million, if certain milestone events occur.

Recognized revenue

        Recognized revenue can be specified as follows for all agreements:

DKK thousand	2016	2015
Sanofi—Aventis Deutschland GmbH	208,692	136,600
Boehringer Ingelheim International GmbH	0	22,379
Helsinn Healthcare S.A	112	112
Protagonist Therapeutics Inc	1,636	0

Total license and milestone revenue	210,440	159,091

Sanofi—Aventis Deutschland GmbH	24,338	28,586

Total royalty income	24,338	28,586

Total revenue	234,778	187,677

        No transfers of licenses occurred in 2016 and 2015.

        All Zealand revenue can be attributed to other countries than Denmark.

Revenue from Sanofi

        In 2016, we recognized DKK 208.7 million in revenue from milestone payments from Sanofi under the Sanofi License Agreement in connection with the approval of lixisenatide as Adlyxin in July 2016 amounting to DKK 33.5 million, and the approval of Soliqua in November 2016 amounting to DKK 175.2 million, both in the U.S. Further, in 2016 we recognized DKK 24.3 million as royalty income, which reflected sales of Lyxumia of €32.7 million.

        In 2015, we recognized DKK 136.6 million in revenue from milestone payment from Sanofi under the Sanofi License Agreement in connection with the submission of a New Drug Application, or NDA, for iGlarLixi to the FDA. The milestone payment less withholding taxes in Germany was received in January

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Revenue (Continued)

2016, and the withholding taxes were received from the German Tax Authorities in April 2016. Further, in 2015 we recognized DKK 28.6 million as royalty income, which reflected sales of Lyxumia of € 38.3 million.

Revenue from Boehringer Ingelheim

        No revenue was recognized from BI in 2016 as no milestone event was reached.

        In 2015, we recognized DKK 22.4 million in revenue from a milestone payment from BI in connection with the selection of a first preclinical product candidate under the 2014 BI License Agreement.

Revenue from Helsinn

        In 2016 and 2015, we recognized DKK 0.1 million in payments from Helsinn (which represented other contractual payments, rather than milestone payments).

Revenue from other agreements

        In 2016, we recognized DKK 1.6 million in revenue from a milestone payment from the Protagonist Therapeutics agreement in connection with their nomination of a development candidate.

Note 3—Royalty expenses

Accounting policies

        Royalty expenses comprise contractual amounts due to third parties, which are derived from the milestone payments and royalty income earned from the corresponding collaboration agreements.

        We have agreed to pay some of our revenue in deferred payments or royalties to third parties. At the time of the dissolution of a former joint venture with Elan Corporation, plc, or Elan, and certain of its subsidiaries that were party to the joint venture agreement with us, we agreed to pay royalties to Elan (now Alkermes plc, as successor in interest to a termination agreement among us and the Elan entities), including 13% of future payments we receive in respect of lixisenatide under the Sanofi License Agreement.

        In addition, we have agreed to pay to one of the inventors of our SIP technology, who is one of our employees, a royalty of 0.5% of the total amounts we receive in connection with our SIP modified peptides, including lixisenatide. The royalty to be paid to this inventor is calculated on the basis of all amounts we receive, including license payments, milestone payments and sales.

        In 2016 and 2015, the royalty expenses are related to royalty from sales of Lyxumia and milestone payments received from Sanofi.

Note 4—Research, development and administrative expenses

Accounting policies

Research and development expenses

        Research expenses comprise salaries, contributions to pension schemes and other expenses, including patent expenses, as well as depreciation and amortization directly attributable to the Group's research activities. Research expenses are recognized in the income statement as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4—Research, development and administrative expenses (Continued)

        Development expenses comprise salaries, contributions to pension schemes and other expenses, including depreciation and amortization, directly attributable to the Group's development activities. Development expenses are recognized in the income statement as incurred.

        No indirect costs that are not directly attributable to research and development activities are included in the disclosure of research and development expenses recognized in the income statement. Overhead expenses have been allocated to research and development or administrative expenses based on the number of employees in each respective department, determined based on the respective employees associated undertakings.

Accounting estimates and assessments related to Research and Development Expenses

        A development project involves a single product candidate undergoing a high number of tests to illustrate its safety profile and the effect on human beings prior to obtaining the necessary final approval of the product from the appropriate authorities. The future economic benefits associated with the individual development projects are dependent on obtaining such approval. Considering the significant risk and duration of the development period related to the development of biological products, management has concluded that how the intangible asset will generate probable future economic benefits cannot be estimated with sufficient certainty until the project has been finalized and the necessary regulatory final approval of the product has been obtained. Accordingly, Zealand has not recognized such assets at this time and therefore all research and development costs are recognized in the income statement when incurred.

        Capitalization of development costs assumes that the development of the technology or the product in the Group's opinion has been completed, that all necessary public registrations and marketing approvals have been received, and that expenses can be reliably measured. Furthermore, it has to be established that the technology or the product can be commercialized and that the future income from the product can cover, not only the production, selling and administrative expenses, but also development expenses. As of December 31, 2016 and 2015, Zealand has not capitalized any development expenses.

Administrative expenses

        Administrative expenses include expenses for administrative personnel, expenses related to company premises, operating leases, investor relation, etc. Overhead expenses have been allocated to research and development or administrative expenses based on the number of employees in each respective department, determined based on the respective employees associated undertakings.

Note 5—Fees to auditors appointed at the Annual General Meeting

DKK thousand	2016	2015
Audit	1,937	315
Audit related services and other assurance engagements	4,107	30
Tax advice	43	104
Non-audit services	232	29

Total fees	6,319	478

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Information on staff and remuneration

DKK thousand	2016	2015
		Restated
The total staff salaries can be specified as follows:
Salaries	104,614	89,508
Pension schemes (defined contribution plans)	8,239	7,243
Other payroll and staff related costs	32,838	26,580

Total	145,691	123,331

The amount is charged as:
Research and development expenses	109,509	94,390
Administrative expenses	36,182	28,941

Total	145,691	123,331

Average number of employees	124	110

	Base board fee	Base board fee
DKK thousand	2016	2015
Remuneration to the:
Board of Directors
Total	2,904	2,113

2016

DKK thousand	Base salary	Bonus	Pension contribution	Other benefits	Severance payment	Warrant compensation expenses	Total
Remuneration to the:
Executive management
Britt Meelby Jensen	3,795	683	380	231	0	4,442	9,531
Mats Blom	2,448	526	245	268	0	1,111	4,598

Total	6,243	1,209	625	499	0	5,553	14,129

Other senior management(1)	6,422	833	642	1,324	1,782	7,322	18,325

Total	6,422	833	642	1,324	1,782	7,322	18,325

Total	12,665	2,042	1,267	1,823	1,782	12,875	32,454

(1)
Other senior management in 2016 counts 4 members, including 2 members resigned during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Information on staff and remuneration (Continued)

2015

Total	Base salary	Bonus	Pension contribution	Other benefits	Severance payment	Warrant compensation expenses	Total
		Restated
Remuneration to the:
Executive Management
Britt Meelby Jensen	3,353	751	335	190	0	3,163	7,792
Mats Blom	2,400	343	240	260	0	2,372	5,615

Total	5,753	1,094	575	450	0	5,535	13,407

Other senior management(1)	8,776	520	877	1,101	353	3,321	14,948

Total	8,776	520	877	1,101	353	3,321	14,948

Total	14,529	1,614	1,452	1,551	353	8,856	28,355

(1)
Other senior management in 2015 counts 6 members including 3 members resigned during the year.

Employee incentive programs

Accounting policies

        The value of services received as consideration for granted warrants is measured at the fair value of the warrant. The fair value is determined at the grant date and is recognized in the income statement as staff costs over the period in which the final right to the warrant is obtained. Warrants are considered vested at grant date. The offsetting entry to this is recognized under equity. In respect of recognition of the warrants, an estimate is made of the number of warrants that the employees are expected to obtain rights to. Subsequently, an adjustment is made for changes in the estimate of the number of shares that the employees have obtained rights to so the total recognition is based on the actual number of shares that the employees have obtained rights to. The fair value of the granted warrants is estimated by application of the Black and Scholes pricing model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Information on staff and remuneration (Continued)

Programs granted in 2010 - 2014:

	Program of 2010 2-Nov-10	Program of 2010 10-Feb-11	Program of 2010 17-Nov-11	Program of 2010 10-Feb-12	Program of 2010 19-Nov-12	Program of 2010 8-Feb-13	Program of 2010 1-Apr-2014
Number of warrants
Outstanding at January 1, 2015	595,406	403,000	227,085	220,250	214,883	343,512	100,000
Granted during the year	0	0	0	0	0	0	0
Forfeited during the year	0	(7,500)	0	(3,750)	0	(17,500)	0
Exercised during the year	(589,237)	(383,900)	(121,826)	(64,759)	0	0	0
Expired during the year	(6,169)	0	0	0	0	0	0

Outstanding at December 31, 2015	0	11,600	105,259	151,741	214,883	326,012	100,000

Specified as follows:
Executive Management	0	0	31,019	0	31,019	0	0
Other employees	0	11,600	74,240	151,741	183,864	326,012	100,000

Total	0	11,600	105,259	151,741	214,883	326,012	100,000

Number of warrants
Outstanding at January 1, 2016	0	11,600	105,259	151,741	214,883	326,012	100,000
Granted during the year	0	0	0	0	0	0	0
Forfeited during the year	0	0	0	0	0	(1,250)	0
Exercised during the year	0	0	(105,259)	(145,491)	0	(63,625	0
Expired during the year	0	(11,600)	0	0	0	0	0

Outstanding at December 31, 2016	0	0	0	6,250	214,883	261,137	100,000

Specified as follows:
Executive Management	0	0	0	0	31,019	0	0
Other employees	0	0	0	6,250	183,864	261,137	100,000

Total	0	0	0	6,250	214,883	261,137	100,000

Exercise period
From	3/Nov/13	10/Feb/14	17/Nov/14	10/Feb/15	19/Nov/15	10/Feb/16	1/Apr/17
until	3/Nov/15	10/Feb/16	17/Nov/16	10/Feb/17	19/Nov/17	10/Feb/18	1/Apr/19
Black & Scholes parameters
Term (months)	60	60	60	60	60	60	60
Volatility*	56%	33%	34%	44%	56%	39.3%	37.5%
Share price	86.0	70.0	45.70	70.0	86.0	79.50	69.0
Exercise price DKK	94.6	77.0	50.27	77.0	113.3	87.45	75.9
Dividend	not expected	not expected	not expected	not expected	not expected	not expected	not expected
Risk free interest rate	2.64%	3.09%	1.02%	0.37%	0.86%	0.66%	0.71%

*
The volatility rate used is based on the actual volatility in the Zealand share price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Information on staff and remuneration (Continued)

Programs granted in 2015 and 2016:

	Program of 2010 25-Mar-15	Program of 2010 5-May-15	Program of 2015 5-May-15	Program of 2015 5-May-15	Program of 2015 5-Apr-16	Program of 2015 5-Apr-16	Program of 2015 15-Jul-16
Number of warrants
Outstanding at January 1, 2015	0	0	0	0
Granted during the year	100,000	46,359	100,000	366,250
Forfeited during the year	0	0	0	(3,000)
Exercised during the year	0	0	0	0
Expired during the year	0	0	0	0

Outstanding at December 31, 2015	100,000	46,359	100,000	363,250	0	0	0

Specified as follows:
Executive management	0	0	100,000	75,000
Other employees	100,000	46,359	0	288,250

Total	100,000	46,359	100,000	363,250	0	0	0

Number of warrants
Outstanding at January 1, 2016	100,000	46,359	100,000	363,250	0	0	0
Granted during the year	0	0	0	0	347,250	100,000	40,000
Forfeited during the year	0	0	0	(6,000)	(2,250)	0	0
Exercised during the year	0	0	0	0	0	0	0
Expired during the year	0	0	0	0	0	0	0

Outstanding at December 31, 2016	100,000	46,359	100,000	357,250	345,000	100,000	40,000

Specified as follows:
Executive management	0	0	100,000	75,000	25,000	100,000	0
Other employees	100,000	46,359	0	282,250	320,000	0	40,000

Total	100,000	46,359	100,000	357,250	345,000	100,000	40,000

Exercise period
From	25/Mar/18	5/May/18	5/May/16	5/May/18	5/Apr/19	5/Apr/17	15/Jul/19
until	25/Mar/20	5/May/20	5/May/20	5/May/20	5/Apr/21	5/Apr/21	15/Jul/21
Black & Scholes parameters
Term (months)	60	60	60	60	60	60	60
Volatility*	41.9%	43.7%	43.7%	43.7%	43.5%	43.5%	45.0%
Share price	115.50	92.0	92.0	92.0	129.5	129.5	126.0
Exercise price DKK	127.05	101.2	101.2	101.2	142.45	142.45	138.6
Dividend	not expected	not expected	not expected	not expected	not expected	not expected	not expected
Risk free interest rate	(0.21)%	(0.10)%	(0.10)%	(0.10)%	(0.04)%	(0.04)%	(0.33)%

*
For warrants granted in 2015 and earlier, the volatility rate used is based on the actual volatility in the Zealand share price. For warrants granted after January 1, 2016, the volatility rate used is based on a 5-year historic volatility in the Zealand share price.

Employee warrant programs

        In order to motivate and retain key employees and encourage the achievement of common goals for employees, management and shareholders, the Company has established an incentive plan by way of warrant plans. Incentive programs were offered in 2005, 2007, and in the period 2009 - 2016.

        The warrants are granted in accordance with the authorizations given to the Board of Directors by the shareholders. The Board of Directors has fixed the terms of and the size of the grants of warrants, taking into account authorizations from the shareholders, the Group's guidelines for incentive pay, an assessment of expectations of the recipient's work efforts and contribution to the Group's growth, as well as the need to motivate and retain the recipient. Grant takes place on the date of establishment of the program.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Information on staff and remuneration (Continued)

Exercise of warrants is by default subject to continuing employment with the Group. The warrants granted are subject to the provisions of the Danish Public Companies Act regarding termination of employees prior to their exercise of warrants in the case of recipients who are subject to the act.

        The exercise price is determined by the closing price of Zealand's shares on Nasdaq Copenhagen on the day prior to the grant date plus 10%.

        Warrants expire automatically after 5 years. Warrants are considered vested at grant date, and may be exercised after three years (except warrants granted to the Chief Executive Officer that may be exercised after one year).

        Warrants may be exercised four times a year during a 4-week period starting from the time of the publication of Zealand's Annual Report or quarterly or semi-annual reports.

The 2010 employee incentive program

        The program was established in 2010 for the Board of Directors, Executive Management, employees and consultants of Zealand.

        The Board of Directors is authorized to issue up to 2,750,000 warrants until November 2, 2015. The program has expired and a total of 2,355,495 warrants have been granted. As of December 31, 2016 1,474,097 warrants have been exercised and the total proceeds amount to DKK 116.3 million (2016: DKK 19.9 million). As of December 31, 2016 482,270 warrants can still be exercised.

The 2015 employee incentive program

        The program was established in 2015 for the Executive Management and employees of Zealand.

        The Board of Directors is authorized to issue up to 2,750,000 warrants until April 20, 2020, of which 1,796,500 has not yet been granted. As of December 31, 2016 953,500 warrants have been granted, of which 100,000 warrants can be exercised.

Effect on income statement

        In 2016, the fair value of warrants recognized in the income statement amounts in total to DKK 22.7 million (2015: DKK 16.9 million) of which DKK 5.6 million (2015: DKK 5.5 million) relates to the Executive Management. Further, costs for the warrant programs have been adjusted at the end of the year by DKK 2.4 million (2015: DKK 0.2 million) due to actual attrition rate and an adjustment to the warrant programs granted in 2015 to reflect the estimated attrition rate split between senior management and employees.

DKK thousand	2016	2015
The amount is charged as:
Research and development expenses	14,290	9,504
Administrative expenses	8,437	7,443

Total	22,727	16,947

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7—Other operating income

Accounting policies

        Other operating income comprises research funding from business partners and government grants. Research funding is recognized in the period where the research activities have been performed.

        Government grants are recognized when there is reasonable assurance that the company will comply with the conditions attaching to it, and that the grant will be received. Government grants are included in other operating income as the grants are considered to be cost refunds.

DKK thousand	2016	2015
Research funding	920	11,576
Government grants	777	1,252

Total other operating income	1,697	12,828

        As part of the license agreements with BI, BI is responsible for the conduct of preclinical and clinical development, as well as for the commercialization of products stemming from the agreement, and for funding all activities under the agreement. In the first quarter of 2016 and the full year of 2015, Zealand was entitled to research funding from BI which amounted to DKK 0.9 million (2015: DKK 11.6 million). The funding was related to the 2014 BI License Agreement. BI terminated the research collaboration portion of the 2014 BI License Agreement in March 2016.

        In addition, Zealand has received government grants in both 2016 and 2015.

Note 8—Financial income

Accounting policies

        Financial income are recognized in the income statement in the period in which they are earned. Financial income include interest from trade receivables, as well as realized and unrealized exchange rate adjustments.

DKK thousand	2016	2015
Interest income	592	139
Exchange rate adjustments	0	3,750

Total financial income	592	3,889

Note 9—Financial expenses

Accounting policies

        Financial expenses are recognized in the income statement in the period in which they are incurred. Financial expenses include interest expenses, as well as realized and unrealized exchange rate adjustments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9—Financial expenses (Continued)

Further, expenses related to the royalty bond are amortized over the expected duration of the bond and recognized as financial expenses. The royalty bond is described further in note 18.

DKK thousand	2016	2015
Interest expenses on royalty bond	32,157	32,372
Amortization financing costs	8,369	9,689
Other interest expenses	255	333
Exchange rate adjustments	3,575	0

Total financial expenses	44,356	42,394

Note 10—Income tax benefit

Accounting policies

        Income tax on results for the year which comprises current tax and changes in deferred tax is recognized in the income statement whereas the portion attributable to entries on equity is recognized directly in equity.

        Current tax liabilities and current tax receivables are recognized in the statement of financial position as tax calculated on the taxable income for the year adjusted for tax on previous years' taxable income and taxes paid on account/ prepaid.

        Deferred tax is measured according to statement of financial position liability method in respect of temporary differences between the carrying amount and the tax base of assets and liabilities. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

        Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

        The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

        This judgment is made on an ongoing basis and is based on the factor that recent historical loss carries more weight than factors such as budgets and business plans for the coming years, including planned commercial initiatives. The creation and development of therapeutic products within the biotechnology and pharmaceutical industry is subject to considerable risks and uncertainties. Zealand has so far reported significant losses, and as a consequence, has unused tax losses. Management has concluded, that deferred tax assets should not be recognized at December 31, 2016 and 2015. The tax assets are currently not

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Income tax benefit (Continued)

deemed to meet the criteria for recognition as management determined that it was not probable that future taxable profit will be available against which the deferred tax assets can be utilized.

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

        Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the balance sheet date.

        Income tax receivables are recognized in accordance with the Danish tax credit scheme (Skattekreditordningen). Companies under the tax credit scheme may obtain payment of the tax base of losses originating from research and development costs of up to

DKK thousand	2016	2015
Net loss for the year before tax	(159,410)	(119,832)
Tax rate	22.0%	23.5%
Expected tax expenses/(benefit)	(35,070)	(28,161)
Adjustment for non-deductible expenses	100	54
Adjustment for exercised warrants	(2,828)	(8,357)
Reduction of corporate tax rate from 23.5% to 22.0%	0	1,558
Tax effect on exercise of warrants	0	(318)
Tax effect on expired warrants	0	6,500
Change in tax assets (not recognized)	32,299	22,849
Total income tax benefit	(5,500)	(5,875)
Breakdown of unrecognized deferred tax assets:
Tax losses carried forward (available indefinitely)	722,186	742,771
Research and development expenses	145,822	31,054
Rights	43,019	43,019
Non-current assets	62,953	57,543
Other	102,074	58,890
Total temporary differences	1,076,054	933,277
Tax rate	22%	22%
Calculated potential deferred tax asset at local tax rate	236,732	205,321
Write-down of deferred tax asset	(236,732)	(205,321)
Recognized deferred tax asset	0	0

        As a consequence of tax losses from previous years, there are no net deferred tax assets recognized. Deferred tax reductions (tax assets) has not been recognized in the consolidated statements of financial position due to uncertainty as to when and whether this can be utilized.

        The deferred tax for the parent company include the tax positions of ZP Holding SPV K/S as well as ZP SPV 1 K/S, as these entities are transparent from a tax point of view. Hence the activity of these entities is subject to taxation in the parent company.

        According to Danish tax legislation Zealand is eligible to receive DKK 5.5 million (2015: DKK 5.9 million) in cash relating to the tax loss of 2016 of DKK 81.5 million (2015: DKK 151.4 million)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Income tax benefit (Continued)

surrendered that originated from qualifying research and development expenditures. These tax receipts comprise the entire current tax benefit in 2016 and 2015, respectively.

Note 11—Basic and diluted loss per share

Accounting policies

Basic loss per share

        Basic loss per share is calculated as the net result for the period that is allocated to the parent company's ordinary shares divided by the weighted average number of ordinary shares outstanding.

Diluted loss per share

        Diluted loss per share is calculated as the net result for the period that is allocated to the parent company's ordinary shares divided by the weighted average number of ordinary shares outstanding adjusted by the dilutive effect of potential ordinary shares.

        The loss and weighted average number of ordinary shares used in the calculation of basic and diluted loss per share are as follows:

DKK thousand	2016	2015
Net loss for the year	(153,910)	(113,957)

Net loss used in the calculation of basic and diluted loss per share	(153,910)	(113,957)
Weighted average number of ordinary shares	24,873,940	23,618,752
Weighted average number of treasury shares	(564,223)	(564,223)

Weighted average number of ordinary shares used in the calculation of basic and diluted loss per share	24,309,717	23,054,529
Basic loss per share (DKK)	(6.33)	(4.94)

Diluted loss per share (DKK)	(6.33)	(4.94)

        The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted loss per share:

	2016	2015
Potential ordinary shares excluded due to anti-dilutive effect related to:
Outstanding warrants under the 2010 Employee incentive program	728,629	1,055,854
Outstanding warrants under the 2015 Employee incentive program	942,250	463,250

Total outstanding warrants, which are anti-dilutive	1,670,879	1,519,104

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12—Plant and machinery

Accounting policies

        Plant and machinery, other fixtures and fittings, tools and equipment and leasehold improvements are measured at cost less accumulated depreciation.

        Cost comprises acquisition price and costs directly related to acquisition until the time when the Group starts using the asset.

        The basis for depreciation is cost less estimated residual value after the end of useful life. Assets are depreciated under the straight-line method over the expected useful lives of the assets. The depreciation periods are as follows:

  •
  Leasehold improvements 5 years

  •
  Plant and machinery 5 years

  •
  Other fixtures and fittings, tools and equipment 3 - 5 years

        Profits and losses arising from disposal of plant and equipment are stated as the difference between the selling price less the selling costs and the carrying amount of the asset at the time of the disposal. Profits and losses are recognized in the income statement under research and development expenses and administrative expenses.

        At the end of each reporting period, the Company reviews the carrying amount of property, plant and equipment as well as non-current asset investments to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, assets are also allocated to cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

        Recoverable amount is the higher of fair value less costs of disposal and value in use. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12—Plant and machinery (Continued)

        Impairments are recognized in the income statement under a separate line. For 2016 and 2015, no impairments were recognized.

DKK thousand	Plant and machinery	Other fixtures and fittings	Leasehold improvements
Cost at January 1, 2015	62,771	8,663	10,598
Additions	3,735	131	174

Cost at December 31, 2015	66,506	8,794	10,772

Depreciation at January 1, 2015	46,777	7,090	9,537
Depreciation for the year	5,057	551	607

Depreciation at December 31, 2015	51,834	7,641	10,144

Carrying amount at December 31, 2015	14,672	1,153	628

Depreciation for the financial year has been charged as:
Research and development expenses*	5,057	436	480
Administrative expenses*	0	115	127

Total	5,057	551	607

Cost at January 1, 2016	66,506	8,794	10,772
Additions	1,965	515	120
Retirements	(21,301)	(5,697)	(177)

Cost at December 31, 2016	47,170	3,612	10,715

Depreciation at January 1, 2016	51,834	7,641	10,144
Depreciation for the year	4,556	534	320
Retirements	(21,301)	(5,697)	(177)
Transfer	0	–20	20

Depreciation at December 31, 2016	35,089	2,458	10,307

Carrying amount at December 31, 2016	12,081	1,154	408

Depreciation for the financial year has been charged as:
Research and development expenses	4,556	438	262
Administrative expenses	0	96	58

Total	4,556	534	320

*
Due to change in allocation, the numbers of depreciation allocated to other fixtures and leasehold improvements have changed.

Note 13—Trade receivables

Accounting policies

        Trade receivables are recognized and derecognized on a settlement date basis. An allowance is recognized for trade receivables when objective evidence is received that the Group will not be able to

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13—Trade receivables (Continued)

collect all amounts due to it in accordance with the original terms of the receivables. The amount of the write-down is determined as the difference between the assets' carrying amount and the present value of estimated future cash flows.

        Trade receivables are mainly related to royalty from our collaboration agreements, and are due within 30 - 60 days.

        There are no overdue receivables and there is no provision for bad debts as no losses are expected on trade receivables.

        As of December 31, 2016 trade receivables related to accrued royalty income related to sales of Lyxumia.

        As of December 31, 2015 most of trade receivables related to a DKK 136.6 million milestone payment from Sanofi under the Sanofi License Agreement in connection with the submission of a New Drug Application, or NDA, for iGlarLixi to the FDA.

Note 14—Prepaid expenses

Accounting policies

        Prepaid expenses comprise amounts paid in respect of goods or services to be received in subsequent financial periods. Further, it also includes costs incurred relating to the expected US listing. Prepayments are measured at cost and tested for impairments as of the balance sheet date.

Note 15—Other receivables

Accounting policies

        Receivables are measured at initial recognition at fair value and subsequently at amortized cost, usually equal to the nominal value.

DKK thousand	2016	2015
		Restated
VAT	4,464	3,667
Other	915	6,760

Total other receivables	5,379	10,427

        As of December 31, 2016 most of other receivables related to VAT.

        As of December 31, 2015 Zealand had expenses to be refunded related to clinical studies under the grant from Helmsley Charitable Trust of DKK 4.6 million, which made up the majority of the balance in "Other".

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16—Cash and cash equivalents

Accounting policies

        Cash is measured at initial recognition at fair value and subsequently at amortized cost, usually equal to the nominal value.

DKK thousand	2016	2015
DKK	16,609	66,239
USD	214,915	306,296
EUR	91,806	46,261

Total cash and cash equivalents	323,330	418,796

        As of December 31, 2016, in addition to the above, restricted cash amounted to DKK 318.7 million (2015: DKK 21.4 million). As of December 31, 2016, such balance comprised the cash held in the Milestone Payments Reserve Account amounting to DKK 305.1 million and cash held in the Interest Reserve Account amounting to DKK 13.6 million both relating to the USD 50 million senior secured notes (or the royalty bond), further described in Note 18. As of December 31, 2015 restricted cash was held only on the Interest Reserve Account. According to the terms of the royalty bond indenture, funds in the Interest Reserve Account and Milestone Payments Reserve Account are restricted in use to fund the payment of interest in excess of the available collections amount generated from royalties received by ZP SPV 1 K/S pursuant to its 86.5% income in the License Agreement also discussed in Note 18.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17—Share capital

Accounting policies

        Cost and selling prices of treasury shares as well as dividend are recognized directly in equity within retained earnings. Capital reductions through cancellation of treasury shares reduce the share capital by an amount equaling the cost price of the shares.

Changes in share capital
Share capital at December 31, 2010	22,870,523
Capital increase at December 12, 2011	322,524

Share capital at December 31, 2014	23,193,047

Share capital at January 1, 2015	23,193,047
Capital increase at March 21, 2015	120,833
Capital increase at April 11, 2015	106,220
Capital increase at June 2, 2015	51,487
Capital increase at June 20, 2015	46,521
Capital increase at September 8, 2015	383,190
Capital increase at September 26, 2015	150,702
Capital increase at November 4, 2015	60,843
Capital increase at November 13, 2015	176,456
Capital increase at December 4, 2015	63,470

Share capital at December 31, 2015	24,352,769

Share capital at January 1, 2016	24,352,769
Capital increase at March 30, 2016	46,613
Capital increase at April 14, 2016	50,453
Capital increase at May 26, 2016	43,071
Capital increase at June 16, 2016	41,269
Capital increase at September 6, 2016	7,400
Capital increase at September 23, 2016	45,457
Capital increase at September 29, 2016	1,475,221
Capital increase at November 17, 2016	8,200
Capital increase at November 25, 2016	57,913
Capital increase at December 8, 2016	13,999

Share capital at December 31, 2016	26,142,365

        At December 31, 2016, total ordinary shares authorized was 27,813,244 (2015: 25,871,873).

        The share capital at December 31, 2016 consists of 26,142,365 (2015: 24,352,769) ordinary shares issued of DKK 1 each. The parent company has only one class of shares, and all shares rank equally. The shares are negotiable instruments with no restrictions on their transferability.

        All shares have been fully paid. On September 29, 2016 Zealand issued 1,475,221 shares in a private offering. The net proceeds amounted to DKK 135.2 million. Other capital increases in 2016 and 2015 related to exercise of warrant programs.

        Expenses directly related to capital increases are deducted from equity. Expenses related to the private offering on September 29, 2016, amounted to DKK 7.7 million and DKK 0.1 million is related to the exercise of warrant programs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17—Share capital (Continued)

        At December 31, 2016, treasury shares amounted to 564,223 (2015: 564,223), equivalent to 2.2% (2015: 2.3%) of the share capital, and the number of treasury shares corresponds to a market value of DKK 60.1 million (2015: DKK 85.5 million).

        The treasury shares have been purchased for DKK 1.3 million in 1999-2001, and DKK 0.4 million in 2011. This represents a total cost of purchase of DKK 1.7 million.

Note 18—Royalty bond

Accounting policies

        The royalty bond was initially measured at the time of borrowing at fair value less any transaction costs. In subsequent periods, the royalty bond is measured at amortized cost corresponding to the capitalized value using the effective interest method; consequently, the difference between the proceeds of the loan and the amount to be repaid is recognized in the income statement over the term of the loan as a financial expense.

        In December 2014, Zealand established four 100% owned subsidiaries: ZP Holding SPV K/S, ZP General Partner 1 ApS, ZP SPV 1 K/S, and ZP General Partner 2 ApS. The purpose of this structure is to make the royalty bond non-recourse to Zealand and at the same time protect the bond investors from a parent company bankruptcy. On December 11, 2014, ZP SPV 1 K/S issued the royalty bond, which represents senior secured notes issued at par with a USD-denominated principal amount of USD 50 million (DKK 299.3 million at issuance) and a stated fixed interest rate of 9.375% per annum. The royalty bond is due on March 15, 2026.

        Concurrent with the issuance of the royalty bond, Zealand contributed to ZP Holding SPV K/S, among other things, the Sanofi License Agreement. Refer to Note 2—Revenue—Accounting for the Sanofi License Agreement.

        Among the rights arising under the License Agreement are the rights to receive patent royalties thereunder relating to Adlyxin/Lyxumia®, a single, remaining milestone payment relating to Adlyxin/Lyxumia and three regulatory-event milestone payments in 2016 and January 2017 relating to certain other products containing lixisenatide combined with one or more other active pharmaceutical ingredients ("Group 2 Products"). ZP Holding SPV K/S sold and transferred to ZP SPV 1 K/S an interest in such royalties and milestone payments equal to 86.5% of the amount of such royalties payable from and after December 11, 2014 and 86.5% of such milestone payments.

        Under the License Agreement, royalties are payable by Sanofi in Euro and are a varying percentage of annual net sales as defined in the License Agreement. Further, under the License Agreement, as of December 11, 2014, the aggregate remaining regulatory milestone payments (86.5% of which were transferred to ZP SPV 1 K/S) amounted to $60 million, plus value added taxes, payable subject to various terms and conditions of the License Agreement. The milestone payments serve as collateral for the royalty bond. Cash received for the milestone payments is held in a specific account (the "Milestone Payments Reserve Account") and is restricted as to use—specifically, cash held in the Milestone Payments Reserve Account may only be used in connection with the exercise of remedies in an event of default on the royalty bond, or for funding an optional redemption subject to the terms of the royalty bond indenture. As of December 31, 2016 Zealand has received DKK 305.1 million, equal to $43.3 million as restricted cash held in the Milestone Payments Reserve Account. Further, as of December 31, 2016 and 2015, restricted cash held by the Company is also related to the Interest Reserve Account, established upon issuance of the royalty bond.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18—Royalty bond (Continued)

        The source of payment of principal of, and interest on the royalty bond is ZP SPV 1 K/S's interest in Adlyxin/Lyxumia royalties. Interest on the Notes is payable semi-annually on March 15 and September 15 of each year.

        Principal on the royalty bond will be paid from available cash of ZP SPV 1 K/S commencing on the third payment date (March 15, 2016). Beginning with the third payment date, the royalty bond indenture states that available royalty revenue of ZP SPV 1 K/S in excess of interest payments shall be used for principal repayments of the royalty bond at each payment date. Upon full repayment of the royalty bond, the bondholders do not hold any rights to future royalty payments. It is possible for ZP SPV 1 K/S to make voluntary repayments from March 2016, subject to various provisions and at various redemption premiums established in the royalty bond indenture.

        Total outstanding amount of December 31, 2016 is DKK 352.6 million (2015: DKK 341.5 million) in which DKK 20.4 million (2015: DKK 28.5 million) has been offset as transaction costs.

        The change in the balance of the royalty bond from December 31, 2016 to December 31, 2015 is attributable to movement in the exchange rate of the USD and DKK.

        See note 21, for further discussion regarding the risks associated with the royalty bond.

Note 19—Other liabilities

Accounting policies

        Financial liabilities are recognized initially at fair value less transaction costs. In subsequent periods, financial liabilities are measured at amortized cost corresponding to the capitalized value using the effective interest method; consequently the difference between the proceeds and the nominal value is recognized in the income statement over the maturity period of the loan.

        Provisions are measured as the best estimate of the costs needed at the balance sheet date to settle obligations. Provisions also include contingent payments at the conclusion of agreements, contracts, etc.

DKK thousand	2016	2015
		Restated
Severance payment	3,854	613
Employee benefits	20,431	15,085
Royalty payable to third-party	25,222	18,713
Interest payable on royalty bond	9,753	9,516
Other payables	5,190	5,423

Total other liabilities	64,450	49,350

Note 20—Contingent liabilities and other contractual obligations

        Contingent liabilities and other contractual obligations include contractual obligations related to agreements with contract research organizations and lease commitments.

Accounting policies

        Contingent liabilities are disclosed, unless the possibility of an outflow of resources embodying economic benefits are remote.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20—Contingent liabilities and other contractual obligations (Continued)

        At December 31, 2016, total contractual obligations related to agreements with CROs amounts to DKK 39,849 thousand (DKK 37,335 thousand for 2017 and DKK 2,514 thousand for the years 2018 up to and including 2019).

        At December 31, 2015, total contractual obligations related to agreements with CROs amounts to DKK 40,246 thousand (DKK 31,576 thousand for 2016 and DKK 8,670 thousand for the years 2017 up to and including 2019).

Accounting policies

        Lease agreements are classified as either finance or operating leases based on the criteria in IAS 17 Leases. Lease payments under operating leases and other rental agreements are recognized in the income statement over the term of the agreements. The Company has not entered into any finance leases.

DKK thousand	2016	2015
Total future minimum lease payments related to operating lease agreements:
Within 1 year	4,005	3,940
2 to 5 years	776	1,241
After 5 years	0	0

Total	4,780	5,181

        Operating lease agreements include rental agreement of building, company cars and office equipment. Based on management's analysis according to the accounting policy, all leases have been determined to be operating lease commitments.

        The leases are subject to terms of interminability of between 6 and 60 months.

        In 2016 DKK 7.4 million (2015: DKK 7.6 million) was recognized as an expense in the income statement with DKK 6.1 million (2015: DKK 6.0 million) in Research and development expenses and DKK 1.3 million (2015: DKK 1.6 million) in administrative expenses.

Note 21—Financial and operational risks

        The objective of Zealand's financial management policy is to reduce the Group's sensitivity towards fluctuations in exchange rates, interest rates, credit rating and liquidity. Zealand's financial policy has been endorsed by Zealand's Audit Committee and ultimately approved by Zealand's Board of Directors.

        Zealand receives milestone payments from its current partners in USD and EUR and royalty payments in EUR.

        Zealand is mainly exposed to research and development expenditures. In addition, Zealand has a USD loan as well as a significant USD cash position. As such, Zealand is exposed to various financial risks, which among others, includes foreign exchange rate risk, interest rate risk, credit risk and liquidity risk.

Capital structure

        It is Zealand's aim to have an adequate capital structure in relation to the underlying operating results and Research and development projects, so that it is always possible to provide sufficient capital to support operations and its long term growth targets.

        The Board of Directors finds that the current capital and share structure is appropriate to the shareholders and to the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21—Financial and operational risks (Continued)

Exchange rate risk

        Most of Zealand's financial transactions are made in DKK, USD and EUR.

        Due to Denmark's long-standing fixed exchange rate policy against EUR, Zealand has evaluated that there are no transaction exposure or exchange rate risk regarding transactions in EUR.

        Zealand's milestone payments have been agreed in foreign currency, USD and EUR. However, as milestone payments are unpredictable in terms of timing, the payments are not included in the basic exchange risk evaluation.

        As Zealand from time to time conduct clinical trials and toxicology studies in the US, Zealand will be exposed to the exchange rate fluctuation and risks associated with transactions in USD. Zealand's policy has until now, been to manage the transaction and translation risk associated with the USD passively, placing the revenue received from milestone payments in USD on an USD account for future payment of Zealand's expenses denominated in USD, covering payments for the next 12 - 24 months, hereby matching Zealand's assets with its liabilities.

        In December 2014, Zealand issued a royalty bond of USD 50 million and created a large exposure against the USD. In order to hedge against this Zealand holds the same portion of its cash position in USD.

        At December 31, 2016, Zealand holds USD 75.7 million (2015: USD 48.0 million) in cash, while the value of the royalty bond was USD 50.0 million.

Interest rate risk

        Zealand has the policy to avoid any financial instrument which exposes the group to any unwanted financial risk. Zealand is not exposed to interest rate risk because the Company borrows funds at fixed interest rates.

        The royalty bond has a fixed interest rate of 9.375%.

        During 2016, all cash has been held in current bank accounts in USD, EUR and DKK. Interest rates in bank deposits in DKK and EUR have been negative during most of 2016, while USD accounts have generated lower positive interests.

Credit risks

        Zealand is exposed to credit risks in respect of receivables and bank balances. The maximum credit risk corresponds to the carrying amount. Management believes that credit risk is limited as counter parties to the accounts receivables are large global pharmaceutical companies.

        Cash is not deemed to be subject to any credit risks, as the counterparts are banks with investment grade ratings. (i.e., BBB– or higher by Standard & Poors).

Liquidity risk

        The purpose of Zealand's cash management is to ensure that the Group at all times has sufficient and flexible financial resources at its disposal.

        Zealand's short-term liquidity is managed and monitored through Zealand's quarterly budget revisions to balance the demand for liquidity and maximize Zealand's interest income by matching Zealand's free cash in fixed rate, time defined bank deposits with Zealand's expected future cash burn.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21—Financial and operational risks (Continued)

Sensitivity analysis

        The table shows the effect on the profit/loss and equity of reasonably possible changes in the financial variables on the statement of financial position.

	2016		2015
	Fluctuation	Effect	Fluctuation	Effect
USD	+/– 10%	9,531	+/– 10%	6,574
Interest rate	+/– 100 basis point	4,728	+/– 100 basis point	4,735

Contractual maturity (Liquidity risk)

        A breakdown of Zealand's aggregate liquidity risk on financial assets and liabilities is given below.

        The following tables detail the Company's remaining contractual maturity for its financial liabilities with agreed repayment periods. The tables have been prepared based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The tables include both interest and principal cash flows. To the extent that the specific timing of interest or principal flows is dependent on future events, the table has been prepared based on management's best estimate of such timing at the end of the reporting period. The contractual maturity is based on the earliest date on which the Company may be required to pay.

DKK thousand	<6 months	6<12 months	1 - 5 years	Total
Trade payables	21,676	0	0	21,676
Royalty bond repayments	0	0	341,486	341,486
Interests payments on royalty bond	16,000	16,000	76,000	108,000
Other	22,226	0	0	22,226

Total financial liabilities at December 31, 2015	59,902	16,000	417,486	493,388

Trade payables	19,739	0	0	19,739
Royalty bond repayments	0	3,365	349,275	352,640
Interest payments on royalty bond	16,550	16,550	121,800	154,900
Other	29,636	0	0	29,636

Total financial liabilities at December 31, 2016	65,925	19,915	471,075	556,915

        All cash flows are non-discounted and include all liabilities under contracts.

        Interests on royalty bond is calculated on basis of the fixed interest rate 9.375% and the expected payback time.

        We expect interest payment for 2017 of DKK 33.1 million (2016: DKK 32.0 million) on the royalty bond (fixed interest rate 9.375%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21—Financial and operational risks (Continued)

Fair value measurement of financial instruments

        As of December 31, 2016 and 2015 there were no financial instruments carried at fair value.

DKK thousand	2016	2015
		Restated
Categories of financial instruments
Trade receivables	11,510	158,158
Income tax receivable	5,500	5,875
Other receivables	5,379	10,427
Prepaid expenses	13,837	2,430
Restricted cash	318,737	21,403
Cash and cash equivalents	323,330	418,796

Financial assets measured at amortized cost	678,293	617,089

Royalty bond	332,243	312,951
Trade payables	19,739	21,676
Other liabilities	64,450	49,350

Financial liabilities measured at amortized cost	416,432	383,977

        Except as detailed in the following table with respect to the royalty bond, as of December 31, 2016 and 2015, the carrying amount of financial assets and financial liabilities approximates the fair value.

	2016		2015
DKK thousand	Carrying amount	Fair value	Carrying amount	Fair value
Royalty bond	332,243	356,626	312,951	386,912

        The fair value of financial liabilities is determined as the discounted cash flows based on the market rates and credit conditions at the balance sheet date. The carrying value of the royalty bond is based on amortized cost. The fair value of the royalty bond disclosed in the note is based on Level 3 in the fair value hierarchy.

Note 22—Related parties

        Zealand has no related parties with controlling interest.

        Zealand's other related parties comprise of the Company's Board of Directors and senior management.

Transactions with related parties

        Compensation to the Board of Directors and senior management is described in note 6.

        No further transactions with related parties were conducted during the year.

Ownership

        The following shareholders are registered in Zealand's register of shareholders as being the owners of minimum 5% of the voting rights or minimum 5% of the share capital (1 share equals 1 vote) as of December 31, 2016:

        Sunstone BI Funds and Lifescience Ventures Fund, Copenhagen, Denmark

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 22—Related parties (Continued)

        LD Pension (Lønmodtagernes Dyrtidsfond), Copenhagen, Denmark

  Legg Mason (Royce) Inc., Maryland, US

Note 23—Adjustments for non-cash items

DKK thousand	2016	2015
		Restated
Depreciation	5,410	6,215
Warrant compensation expenses	22,727	16,947
Income tax receipt	(5,500)	(5,875)
Financial income	(592)	(139)
Financial expenses	40,781	42,394
Exchange rate adjustments	(5,141)	(12,068)

Total adjustments	57,685	47,474

Note 24—Change in working capital

DKK thousand	2016	2015
		Restated
Increase/ (decrease) in receivables	140,289	(140,102)
Increase/ (decrease) in payables	13,163	(732)

Change in working capital	153,452	(140,834)

Note 25—Significant events after the balance sheet date

        On January 17, 2017 Zealand announced that Suliqua was approved by the EMA to be marketed in Europe, which triggered a milestone payment of USD 10.0 million from Sanofi, under the Sanofi License Agreement.

        On March 15, 2017, we amended the ZP SPV Notes to provide for the redemption of $25 million of the ZP SPV Notes at premium of 103% of the notes being redeemed. The amendment to the ZP SPV Notes provides that, following such redemption, the remaining $25 million will be payable in full on March 15, 2021, subject to early redemption rights and conditions that ZP SPV holds as the issuer of the notes. Following our amendment of the ZP SPV Notes and the concurrent redemption, the remaining $26.2 million held as collateral for the ZP SPV Notes in the collateral reserve account was released to us. Additionally, on March 15, 2017, we issued a guarantee in favor of the trustee and the holders of the ZP SPV Notes, guaranteeing the payment and performance by the issuer of the ZP SPV Notes of the secured obligations (as such term is defined in the indenture governing the ZP SPV Notes) thereunder.

        Except as noted above, there have been no significant events between December 31, 2016 and the date of approval of these accounts which would require a change to or additional disclosure in the consolidated financial statements.

Note 26—Approval of the consolidated financial statements

        The consolidated financial statements were approved by the Board of Directors and Executive Management and authorized for issue on March 15, 2017.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

	January 1 - March 31
DKK thousand	Note	2017	2016
			Restated
Revenue	2	77,619	6,740
Royalty expenses		(10,479)	(908)
Research and development expenses		(60,696)	(63,651)
Administrative expenses		(9,886)	(7,523)
Other operating income		120	853

Operating loss		(3,322)	(64,489)
Financial income		780	797
Financial expenses	6	(25,160)	(15,240)

Loss before tax		(27,702)	(78,932)
Income tax benefit		1,375	1,121

Net loss for the period		(26,327)	(77,811)

Loss per share—DKK
Basic loss per share	4	(1.03)	(3.27)
Diluted loss per share	4	(1.03)	(3.27)

The Overview of Business on page F-49 and the accompanying notes on pages F-49 to F-57 form an integral part of these financial statements

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

	January 1 - March 31
DKK thousand	2017	2016
		Restated
Net loss for the period	(26,327)	(77,811)

Other comprehensive income (loss)	0	0

Comprehensive loss for the period	(26,327)	(77,811)

The Overview of Business on page F-49 and the accompanying notes on pages F-49 to F-57 form an integral part of these financial statements

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

	Three months ended March 31
DKK thousand	Note	2017	2016
			Restated
Net loss for the period		(26,327)	(77,811)
Adjustments for non-cash items		14,036	9,856
Change in working capital		(26,831)	116,001
Financial income received		349	27
Financial expenses paid		(13,091)	(6,791)

Cash (outflow)/inflow from operating activities		(51,864)	41,282

Transfer from / (to) restricted cash related to the royalty bond	6	305,120	(93,307)
Transfer from restricted cash for royalty bond interest payments		6,896	3,072
Change in deposit		(15)	0
Purchase of property, plant and equipment		(1,807)	(80)
Sale of fixed assets		120	0

Cash flow from investing activities		310,314	(90,315)

Proceeds from issuance of shares related to exercise of warrants		819	3,902
Repayment of royalty bond	6	(174,965)	0

Cash flow from financing activities		(174,146)	3,902

Decrease/increase in cash and cash equivalents		84,304	(45,131)
Cash and cash equivalents at beginning of period		323,330	418,796
Exchange rate adjustments		2,633	(12,865)

Cash and cash equivalents at end of period		410,267	360,800

The Overview of Business on page F-49 and the accompanying notes on pages F-49 to F-57 form an integral part of these financial statements

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

DKK thousand	Note	March 31 2017	December 31 2016
Assets
Non-current assets
Plant and machinery		11,097	12,081
Other fixtures and fittings, tools and equipment		2,743	1,154
Leasehold improvements		398	408
Deposits		2,705	2,690
Restricted cash		0	305,120

Total non-current assets		16,943	321,453

Current assets
Trade receivables		8,027	11,510
Prepaid expenses		19,909	13,837
Income tax receivable		6,875	5,500
Other receivables		5,462	5,379
Restricted cash		6,721	13,617
Cash and cash equivalents	5	410,267	323,330

Total current assets		457,261	373,173

Total assets		474,204	694,626

Liabilities and equity
Share capital	3	26,152	26,142
Share premium		1,442,072	1,441,263
Retained (losses)		(1,215,538)	(1,189,211)

Equity		252,686	278,194

Royalty bond	6	126,529	328,878

Non-current liabilities		126,529	328,878

Trade payables		22,211	19,739
Royalty bond	6	34,959	3,365
Other liabilities		37,819	64,450

Current liabilities		94,989	87,554

Total liabilities		221,518	416,432

Total equity and liabilities		474,204	694,626

The Overview of Business on page F-49 and the accompanying notes on pages F-49 to F-57 form an integral part of these financial statements

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AT MARCH 31, 2017 AND 2016

DKK thousand	Share capital	Share premium	Retained earnings/(losses)	Total
Equity at January 1, 2016	24,353	1,263,179	(1,035,301)	252,231
Comprehensive loss for the period
Net loss for the period (restated)	0	0	(77,811)	(77,811)
Capital increase	46	3,856	0	3,902

Equity at March 31, 2016	24,399	1,267,035	(1,113,112)	178,322

Equity at January 1, 2017	26,142	1,441,263	(1,189,211)	278,194
Comprehensive loss for the period
Net loss for the period	0	0	(26,327)	(26,327)
Capital increase	10	809	0	819

Equity at March 31, 2017	26,152	1,442,072	(1,215,538)	252,686

Share premium and retained earnings have been restated at March 31, 2016. In the interim report for the three month period ended March 31, 2016 share premium was included in retained earnings.

The Overview of Business on page F-49 and the accompanying notes on pages F-49 to F-57 form an integral part of these financial statements

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Overview of Business

        Zealand Pharma A/S (the "Company", the "Group", "Zealand", "Our", and "We") is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. The Company's portfolio consists of products and product candidates, both proprietary and out-licensed, from early-stage development programs to the following marketed drugs, Lyxumia/Adlyxin and Soliqua 100/33. The Company is based in Glostrup, Denmark. Our primary customers are Sanofi-Aventis Deutschland GmbH, or Sanofi and Boehringer Ingelheim International GmbH, or BI.

        Our in-house competencies include an understanding of peptide chemistry and functionality coupled with experience applying structural design principles to develop medicines.

        For each new project we apply our capabilities to identify peptides with optimal therapeutic profiles in terms of efficacy and safety as well as ensuring cost effectiveness and development of intellectual property (IP) protection. The research and development organization is structured to progress an investigational peptide medicine effectively through preclinical development, including the establishment of proof-of-mechanism in cell based disease assays (in vitro) and in key animal disease models (in vivo). The Research organization consists of the following departments: Medicinal Chemistry; Molecular Pharmacology; Pharmacology; Innovation; IP and in-licensing. The Development organization consists of the following departments: Bioanalysis and Pharmacokinetics; Pharmaceutical Development; Supply Chain; Commercial Manufacturing; Clinical Development; Non-clinical Safety Assessment; Regulatory Affairs and PV; QA and Documentation and Project Management. In addition, we have the in-house capacity to advance investigational medicines to preclinical studies and through the clinical development Phases I to III.

        Our therapeutic focus lies in specialty disease areas where peptide-based medicines have particular relevance and where the patient populations are easily identifiable and treated by specialists. In such areas, the complexity and size of the clinical development program will typically be manageable for us to take the proprietary medicine all the way through registration.

Company summary	Domicile	Ownership	Voting rights
Zealand Pharma A/S subsidiaries:
ZP Holding SPV K/S	Denmark	100%	100%
ZP General Partner 1 ApS	Denmark	100%	100%
ZP Holding SPV K/S subsidiaries:
ZP SPV 1 K/S	Denmark	100%	100%
ZP General Partner 2 ApS	Denmark	100%	100%

Note 1—Significant accounting policies and significant accounting estimates and assessments

Basis of preparation

        The condensed consolidated interim financial statements of Zealand Pharma A/S ("the Company") have been prepared in accordance with IAS 34, 'Interim Financial Reporting', as issued by the International Accounting Standards Board ("IASB").

        The condensed consolidated interim financial statements should be read in conjunction with the Company's Consolidated Financial Statements for the year ended December 31, 2016, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. The accounting policies applied in the condensed consolidated interim financial statements are consistent

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

with those in the Company's Consolidated Financial Statements for the year ended December 31, 2016. There are no new IFRS or IFRS Interpretation Committee ('IFRIC') interpretations that are effective for this financial year that have had a material impact on the Company's financial statements.

        In the narrative sections of the consolidated financial statements comparative figures for the period January 1 - March 31, 2016 are shown in brackets. No significant changes have been made in accounting estimates and assessments in the period January 1 - March 31, 2017.

Restatements

        The condensed consolidated financial statements for the three months ended March 31, 2016 include a number of restatements with respect to classification of certain items within the condensed consolidated income statement and condensed consolidated statement of cash flow. In addition, for the period ended March 31, 2016, a restatement with respect to effects of currency adjustments has resulted in a change in the Net loss, Comprehensive loss for the period, Loss per share and Statement of changes in equity. The nature and impact of each restatement is described below, including descriptions to the restated condensed consolidated income statement and condensed consolidated statement of cash flow:

A) Restricted cash

        The Company has restricted cash relating to the royalty bond issuance agreement. This amount was previously presented within the consolidated statements of cash flow as a component of cash, restricted cash and cash equivalents. The amount has been reclassified out of this balance, and the activity in the restricted cash balance has been presented within Cash inflow from investing activities, specifically, the line items "Transfer from / (to) restricted cash related to the royalty bond" and "Transfer from restricted cash for royalty bond payments". The line item reconciled from beginning of period to end of period has been renamed to Cash and cash equivalents to reflect the revised components thereof. The adjustment resulted in decreases in Cash and cash equivalents of DKK 21,403 thousand as of January 1, 2016. Further, the adjustment resulted in decreases in Cash and cash equivalents of DKK 110,742 thousand as of March 31, 2016.

        As of March 31, 2016, there was a portion of restricted cash which relates to the Milestone Payments Reserve Account, established as restricted pursuant to the royalty bond indenture. The funds within the Milestone Payments Reserve Account are not expected to become unrestricted within the next 12 months and, as such, have been reclassified as a non-current asset. Within the condensed consolidated statement of cash flow for the three month period ended March 31, 2016, DKK 93,307 thousand has been reflected as a transfer to restricted cash related to the royalty bond.

        As of March 31, 2016, there was a portion of cash which relates to a bank account with US Bank, classified as restricted cash. The funds are unrestricted, and within the condensed consolidated statement of cash flow, DKK 2,037 thousand has been reclassified from restricted cash to cash and cash equivalents.

        In the three month period ended March 31, 2016, the Company used part of the restricted cash for royalty bond interest payments.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

B) Adjustments for non-cash items

        The Company previously had not adjusted for unrealized financial income and expenses, including unrealized exchange gain and losses, within the condensed consolidated statement of cash flow in relation to the three month period ended March 31. The adjustment resulted in an increase in Adjustments for non-cash items of DKK 5,983 thousand for the three month period ended March 31, 2016.

C) Change in working capital

        The Company previously had not adjusted for all changes in working capital. The adjustment resulted in an increase of DKK 3,012 thousand for the three months ended March 31, 2016 within the condensed consolidated statement of cash flow.

D) Exchange rate adjustments

        In preparing the condensed consolidated interim financial statements for the three months ended March 31, 2016, the Company inappropriately processed exchange rate adjustments related to certain of its consolidated subsidiaries on the basis that the functional currency of such subsidiaries was the US dollar (USD) instead of the Danish Krone (DKK). As a result, DKK (4,705) thousand was inappropriately presented on the line "Exchange rate adjustments" as part of Other Comprehensive Loss within the condensed consolidated statement of changes in equity. For the three-month period ended March 31, 2016, the restatement has resulted in a total increase to the net loss for the period of DKK 5,019 thousand impacting several financial statement line items within the condensed consolidated income statement and a decrease to the "Exchange rate adjustments" line of DKK 4,705 thousand within the condensed consolidated statement of changes in equity. Both loss per share (basic) and loss per share (diluted) have decreased –0.22 from –3.05 to –3.27 as a result of the restatement.

E) Miscellaneous

        Certain individually immaterial adjustments have been made to the condensed consolidated income statement and condensed consolidated statement of cash flow.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

Total Impact

        The below table reflects the individual financial statement lines impacted by the restatements:

Unaudited condensed consolidated income statement
for the three month period ended March 31, 2016

DKK thousand	As originally reported, Q1 2016	Restatement	Tickmark	Amount as adjusted, Q1 2016
Revenue	6,512	228	D	6,740
Royalty expenses	(877)	(31)	D	(908)
Research and development expenses	(63,162)	(489)	D	(63,651)
Administrative expenses	(8,001)	478	D	(7,523)
Other operating income	853			853

Operating loss	(64,675)	186		(64,489)

Financial income	722	75	D	797
Financial expenses	(9,960)	(5,280)	D	(15,240)

Loss before tax	(73,913)	(5,019)		(78,932)

Income tax benefit	1,121			1,121

Net loss for the period	(72,792)	(5,019)		(77,811)

Loss per share—DKK
Basic loss per share	(3.05)	(0.22)		(3.27)
Diluted loss per share	(3.05)	(0.22)		(3.27)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

Unaudited condensed consolidated statement of cash flow
for the three month period ended March 31, 2016

DKK thousand	As originally reported Q1 2016	Restatement	Tickmark	Amount as adjusted, Q1 2016
Net loss for the period	(72,792)	(5,019)	D	(77,811)
Adjustments for non-cash items	4,994	4,862	B, E	9,856
Change in working capital	112,989	3,012	C	116,001
Financial income received	1,041	(1,014)	E	27
Financial expenses paid	(6,791)			(6,791)

Cash outflow / inflow from operating activities	39,441	1,841		41,282

Transfer to restricted cash related to the royalty bond	0	(93,307)	A	(93,307)
Transfer from restricted cash for royalty bond interest payments	0	3,072	A	3,072
Change in deposit	0			0
Purchase of property, plant and equipment	(80)			(80)
Proceed from disposal of securities	0			0

Cash (outflow)/inflow from investing activities	(80)	(90,235)		(90,315)

Proceeds from issuance of royalty bonds	0			0
Royalty bond issuance costs	0			0
Proceeds from issue of shares related to exercise of warrants	3,902			3,902

Cash inflow from financing activities	3,902			3,902

(Decrease) / increase in cash and cash equivalents	43,263	(88,394)		(45,131)

Cash and cash equivalents at beginning of period	440,199	(21,403)	A	418,796
Exchange rate adjustments	(11,920)	(945)	D	(12,865)

Cash and cash equivalents at end of period	471,542	(110,742)		360,800

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

Note 2—Revenue

	Three months ended March 31,
DKK thousand	2017	2016
		Restated
Sanofi—Aventis Deutschland GmbH	69,603	0
Boehringer Ingelheim International GmbH	0	0
Helsinn Healthcare S.A	0	0
Protagonist Therapeutics Inc	0	0

Total license and milestone revenue	69,603	0

Sanofi—Aventis Deutschland GmbH	8,016	6,740

Total royalty income	8,016	6,740

Total revenue	77,619	6,740

        Milestone revenue amounted to DKK 69.6 million (DKK 0.0 million) and relates to a USD 10 million milestone from Sanofi related to the approval of Suliqua® in the EU in January 2017.

        With respect to royalty income, DKK 5.1 million (DKK 6.7 million) related to royalty revenue on Sanofi's sales of Lyxumia / Adlyxin (lixisenatide) and DKK 2.9 million (DKK 0.0 million) to royalty revenue on Sanofi's first sales of Soliqua® 100/33.

Note 3—Changes in share capital

        The following changes have occurred in the share capital during the respective interim periods:

Share capital at January 1, 2016	24,352,769
Capital increase on March 30, 2016	46,613

Share capital at March 31, 2016	24,399,382
Share capital at January 1, 2017	26,142,365
Capital increase on March 23, 2017	9,500

Share capital at March 31, 2017	24,151,865

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

Note 4—Basic and diluted loss per share

        The loss and weighted average number of ordinary shares used in the calculation of basic and diluted loss per share are as follows:

	Three months ended March 31,
DKK thousand	2017	2016
		Restated
Net loss for the period	(26,327)	(77,811)

Net loss used in the calculation of basic and diluted loss per share	(26,327)	(77,811)
Weighted average number of ordinary shares	26,143,315	24,353,793
Weighted average number of treasury shares	(564,223)	(564,223)

Weighted average number of ordinary shares used in the calculation of basic and diluted loss per share	25,579,092	23,789,570
Basic loss per share (DKK)	(1.03)	(3.27)

Diluted loss per share (DKK)	(1.03)	(3.27)

        The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted loss per share:

	Three months ended March 31,
	2017	2016
Potential ordinary shares excluded due to anti-dilutive effect related to:
Outstanding warrants under the 2010 Employee incentive program	710,379	997,241
Outstanding warrants under the 2015 Employee incentive program	940,000	463,250

Total outstanding warrants, which are anti-dilutive	1,650,379	1,460,491

Note 5—Cash and cash equivalents

DKK thousand	March 31, 2017	December 31, 2016
DKK	17,906	16,609
USD	198,232	214,915
EUR	194,129	91,806

Total cash and cash equivalents	410,267	323,330

        As of March 31, 2017, Zealand had cash and cash equivalents of DKK 410.3 million (December 31, 2016: DKK 323.3 million). In addition, DKK 6.7 million (December 31, 2016: DKK 318.8 million) are held as collateral for the royalty bond.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

Note 6—Royalty bond

        In December 2014, Zealand entered into a USD 50 million royalty bond financing arrangement, based on part of the royalties from lixisenatide as a stand-alone product. The bond carries an interest rate of 9.375%. As security for the royalty bond, certain milestone payments relating to lixisenatide have been held as collateral in the form of restricted cash. In February 2017, USD 8.7 million (DKK 60.7 million) was transferred to the restricted cash account following receipt of the USD 10 million milestone payment from Sanofi related to the approval of Suliqua in the EU. On March 15, 2017, Zealand used restricted cash of USD 25 million (DKK 175 million) to repay half of the outstanding bond. Furthermore, the remaining restricted cash of USD 26.9 million (DKK 184 million) held as collateral for the bond was released to Zealand in exchange for a parent company guarantee. The maturity date of the royalty bond was also changed from March 15, 2026 to March 15, 2021.

        As a consequence of the repayment of the royalty bond, the carrying amount of the royalty bond was adjusted. This resulted in a loss of DKK 11.2 million which was recorded to the condensed consolidated income statement for the three month period ended March 31, 2017 in the line "Financial expenses". Furthermore, a fee of DKK 5.2 million was paid due to the repayment and amendment of the financing agreement. DKK 3.5 million of such fees has been capitalized and DKK 1.7 million was recorded to the condensed consolidated income statement for the three month period ended March 31, 2017 in the line "Financial expenses". Following these transactions, the outstanding royalty bond amounts to USD 25 million (DKK 175 million). In the condensed consolidated statements of financial position this is reported net of capitalized financing costs.

        For further information regarding the royalty bond please view note 18 in the consolidated financial statements for the year ended December 31, 2016.

Note 7—Financial instruments

        As of March 31, 2017 and December 31, 2016 there were no financial instruments carried at fair value. Except as detailed in the following table with respect to the royalty bond, as of March 31, 2017 and December 31, 2016, the carrying amount of financial assets and financial liabilities approximates the fair value.

	March 31, 2017		December 31, 2016
DKK thousand	Carrying amount	Fair value	Carrying amount	Fair value
Royalty bond	161,488	193,325	332,243	356,626

Note 8—Significant events after the balance sheet date

  Warrant Issuances

        On April 6, 2017, Zealand granted 517,392 new warrants to Executive Management, other members of senior management and employees. The warrants give the holders the right to subscribe to 517,392 new Zealand shares with a nominal value of DKK 1 each and corresponding to 2.0% of the company's total outstanding share capital. The exercise price is fixed at DKK 135.30 reflecting the closing price of Zealand's shares on Nasdaq Copenhagen on April 5, 2017 plus 10%.

        The total number of new warrants granted has a combined market value of DKK 21.7 million calculated on the basis of the Black-Scholes model including a 5-year historic volatility of 43.6%, a 5-year historic risk free interest rate of –0.24% and a share price of DKK 123.00.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

Note 8—Significant events after the balance sheet date (Continued)

        Exercise of warrants is by default subject to continuing employment with the Group. The warrants granted are subject to the provisions of the Danish Public Companies Act regarding termination of employees prior to their exercise of warrants in the case of recipients who are subject to the act.

        Warrants expire automatically after 5 years. Warrants are considered vested at grant date, and may be exercised after three years. The exercise of the warrants may take place four times a year during a 4-week period starting from the time of the publication of Zealand's Annual Report or quarterly or semi-annual reports.

        The Board of Directors has become aware that 14,566 of the 100,000 warrants issued to the Chief Executive Officer of the Company on April 5, 2016 were an invalid issuance of warrants because this inadvertently exceeded the authorized limits established in the Company's guidelines regarding incentive pay. As a result, the Board of Directors has on May 30, 2017 cancelled these warrants.

        The amendment to Zealand's Articles of Association entailed by the cancellation of the warrants was registered with the Danish Business Authority on May 30, 2017.

  Oprhan Drug Designation for Dasiglucagon

        In June 2017, orphan medicinal product designation was obtained from the European Commission for the use of Zealand's multiple-dose formulation of dasiglucagon for the treatment of congenital hyperinslinism.

  Termination of Helsinn License Agreement

        In June 2017, the Helsinn License Agreement was terminated. Under the Helsinn License Agreement, Helsinn had been responsible for the clinical development of elsiglutide, a novel long-acting glucagon-like peptide-2, or GLP-2, analog, that we invented, for the treatment of chemotherapy-induced diarrhea, or CID. We have not yet decided whether to further advance the clinical development of elsiglutide in CID or other indications now that, following the termination of our collaboration with Helsinn, we have the right to do so. Should we elect in the future to advance elsiglutide on our own, depending on the nature of the data we use to support such development, we may be obligated to repay Helsinn certain of the costs incurred by it when it was responsible for the program. Termination of our collaboration allows us to explore the possible use of elsiglutide or other GLP-2 product candidates we have developed in cancer supportive care as, under our collaboration with Helsinn, it previously had a right of first refusal to license from us any compound (other than elsiglutide) in this field.

        Except as noted above, no other significant events have occurred after the end of the reporting period.

Note 9—Approval of the Unaudited Condensed Consolidated Interim Financial Statements

        The unaudited condensed consolidated interim financial statements were approved by the Board of Directors and Executive Management and authorized for issue on July 6, 2017.

3,900,000 American Depositary Shares
Representing 3,900,000 Shares

Zealand Pharma A/S

PROSPECTUS

Morgan Stanley	Goldman Sachs & Co. LLC
Guggenheim Securities	Needham & Company

                   , 2017

        Through and including                    , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

Information Not Required in Prospectus

Item 6.    Indemnification of Directors and Officers.

        According to the Danish Companies Act, the general meeting is allowed to discharge our board members and members of our executive management from liability for any particular financial year based on a resolution relating to the financial statements. This discharge means that the general meeting will discharge such board members and members of our executive management from liability to our company. However, the general meeting cannot discharge any claims by individual shareholders or other third parties.

        Our articles of association do not currently provide for indemnification of our officers or directors. We intend to enter into agreements with our board members and members of our executive management, pursuant to which, subject to limited exceptions, we will agree to indemnify such board members and members of our executive management from civil liability, including (i) any reasonably incurred damages or fines payable by them as a result of an act or failure to act in the exercise of their duties performed before or after the date of the indemnification agreement; (ii) any reasonable costs of conducting a defense against a claim; and (iii) any reasonable costs of appearing in other legal proceedings in which such individuals are involved as current or former board members or members of our executive management. The indemnification agreements to be entered into with our board members are conditional on approval by our stockholders at our extraordinary annual meeting to be held prior to the date of closing of the offering registered hereby.

        There is a risk that such agreements will be deemed void under Danish law, either because they are deemed contrary to the rules on discharge of liability in the Danish Companies Act, as set forth above, because the agreements are deemed contrary to sections 19 and 23 of the Danish Act on Damages, which contain mandatory provisions on recourse claims between an employee (including members of our executive management) and the company, or because the agreements are deemed contrary to the general provisions of the Danish Contracts Act.

        The form of underwriting agreement filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our directors and officers upon the terms and subject to the conditions specified therein.

Item 7.    Recent Sales of Unregistered Securities.

        The following list sets forth information as to all securities we have sold since January 1, 2013, which were not registered under the Securities Act.

        On December 12, 2014, our indirectly wholly owned subsidiary, ZP SPV 1 K/S, issued its $50.0 million 9.375% Senior Secured Notes due March 15, 2026 in reliance on Regulation S under the Securities Act. See "Business—Material Contracts—ZP SPV Notes (Royalty Bond)" in our prospectus.

        On September 29, 2016, we issued and sold 1,475,221 shares in a directed issue and private placement through an accelerated book building process. The aggregate purchase price was DKK 143 million.

        Recent grants of warrants or exercises of warrants to acquire our securities include:

Warrants granted:

Date	Number of Warrants Granted	Exercise Price of Warrants
2/8/2013	386,012	87.45
4/1/2014	100,000	75.90
3/25/2015	100,000	127.05
5/5/2015	512,609	101.20
5/4/2016	432,684	142.45
7/15/2016	40,000	138.60
4/6/2017	517,392	135.30

Warrants exercised:

Date	Number of Warrants Exercised	Exercise Price of Warrants
3/21/2015	120,833	DKK6,876,869.89
4/11/2015	106,220	DKK9,358,351.20
6/2/2015	51,487	DKK4,554,204.60
6/20/2015	46,521	DKK4,171,822.60
9/8/2015	383,190	DKK34,936,673.20
9/26/2015	150,702	DKK12,695,838.87
11/4/2015	60,843	DKK5,755,747.80
11/13/2015	176,456	DKK13,176,058.06
12/4/2015	63,470	DKK4,887,190.00
3/30/2016	46,613	DKK3,902,701.00
4/14/2016	50,453	DKK3,631,097.25
5/26/2016	43,071	DKK2,596,522.17
6/16/2016	41,269	DKK2,400,825.13
09/06/2016	7,400	DKK569,800.00
09/23/2016	45,457	DKK3,192,430.89
11/17/2016	8,200	DKK631,400.00
11/25/2016	57,913	DKK4,055,483.74
12/08/2016	13,999	DKK1,077,923.00
3/23/2017	9,500	DKK830,775.00
4/13/2017	22,000	DKK1,923,900.00
5/30/2017	5,000	DKK437,250.00
6/15/2017	8,537	DKK746,560.65

        The transactions described above were made outside the United States pursuant to Regulation S or to U.S. persons pursuant to Rule 701 promulgated under the Securities Act, in that the securities were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701 or to U.S. persons pursuant to Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering.

Item 8.    Exhibits and Financial Statement Schedules.

        (a)   Exhibits.    See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

        (b)   Financial Statement Schedules.    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 9.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  1.
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  2.
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Copenhagen, Denmark, on August 7, 2017.

By:	/s/ BRITT MEELBY JENSEN Britt Meelby Jensen President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ BRITT MEELBY JENSEN Britt Meelby Jensen	President and Chief Executive Officer (Principal Executive Officer)	August 7, 2017
/s/ MATS BLOM Mats Blom	Executive Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 7, 2017
* Martin Nicklasson	Chairman of the Board of Directors	August 7, 2017
* Rosemary Crane	Vice Chairman of the Board of Directors	August 7, 2017
* Catherine Moukheibir	Director	August 7, 2017
* Alain Munoz	Director	August 7, 2017
* Hanne Heidenheim Bak	Director	August 7, 2017
* Rasmus Just	Director	August 7, 2017

Signature	Title	Date

* Jens Peter Stenvang	Director	August 7, 2017
* Michael J. Owen	Director	August 7, 2017

*By:	/s/ MATS BLOM Name: Mats Blom Title: Attorney-in-fact

Signature of Authorized U.S. Representative of Registrant

        Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Zealand Pharma A/S, has signed this Registration Statement on August 7, 2017.

By:	/s/ MIRIAM I. KATZ
	Name:	Miriam I. Katz
	Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit Number		Exhibit Description
1.1	*	Form of Underwriting Agreement.

3.1	*	Form of Articles of Association of Zealand Pharma A/S.

4.1	*	Form of Deposit Agreement.

4.2	*	Form of American Depositary Receipt (included in Exhibit 4.1).

5.1		Opinion of Plesner as to the validity of the shares.

10.1	†*	License Agreement, dated as of June 24, 2003, by and between Sanofi-Aventis Deutschland GmbH (formerly Aventis Pharma Deutschland GmbH) and Zealand Pharma A/S, as amended.

10.2	†*	License and Collaboration Agreement, dated as of June 15, 2011, by and between Boehringer Ingelheim International GmbH and Zealand Pharma A/S, as amended.

10.3	†*	License and Collaboration Agreement, dated as of July 28, 2014, by and between Boehringer Ingelheim International GmbH and Zealand Pharma A/S.

10.4	†*	License Agreement, dated as of November 26, 2008, by and between Helsinn Healthcare S.A. and Zealand Pharma A/S.

10.5	*	Co-Development Agreement, dated as of February 10, 2017, by and between Beta Bionics, Inc. and Zealand Pharma A/S.

10.6	*	Indenture, dated as of December 11, 2014, by and between ZP SPV 1K/S and U.S. Bank National Association.

10.7	*	Omnibus Amendment, dated as of March 15, 2017, by and among ZP SPV 1K/S, U.S. Bank National Association, Zealand Pharma A/S, the Noteholders and other related entities.

10.8	*	Guarantee, dated March 15, 2017, by Zealand Pharma A/S in favor of the Beneficiaries (as defined therein) and accepted by U.S. Bank National Association.

10.9	*	Termination Agreement, dated as of February 28, 2003, by and among Zealand Pharma A/S, Elan Corporation PLC and the other parties named therein.

21.1	*	List of Subsidiaries.

23.1		Consent of Deloitte Statsautoriseret Revisionspartnerselskab.

23.2		Consent of Plesner (included in Exhibit 5.1).

24.1	*	Power of Attorney (included on signature page).

*
Previously filed.

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.